Form 20-F
period 2014-12-31
iDreamSky Technology Ltd
filed 2015-04-30
CIK 1600527

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36572

iDreamSky Technology Limited

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

16/F, A3 Building, Kexing Science Park

15 Keyuan Road North, Nanshan District

Shenzhen, Guangdong, 518057

People’s Republic of China

(Address of Principal Executive Offices)

Jun Zou, Chief Financial Officer

16/F, A3 Building, Kexing Science Park

15 Keyuan Road North, Nanshan District

Shenzhen, Guangdong, 518057

People’s Republic of China

Tel: (+86-755) 8668-5111

Fax: (+86-755) 8653-0126

E-mail: ir@idreamsky.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing four Class A ordinary shares, par value US$0.0001 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

92,466,633 Class A ordinary shares and 81,446,120 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

•	“we,” “us,” “our,” or “our company” refers to iDreamSky Technology Limited, its subsidiaries and affiliated entities;

•	“Beijing Chuangmeng” refers to Beijing Chuangmeng Wuxian Technology Co., Ltd.;

•	“Shenzhen iDreamSky” refers to Shenzhen iDreamSky Technology Co., Ltd.;

•	“Shenzhen Mengyu” refers to Shenzhen Mengyu Technology Co., Ltd.;

•	“ADSs” refer to our American depositary shares, each of which represents four Class A ordinary shares;

•	“ADRs” refer to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ARPPU” or “average revenue per paying user” refers to the average amount of the revenue that we generate from each of our paying users;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refer to our ordinary shares, including Class A and Class B ordinary shares, par value US$0.0001;

•	“US$,” “U.S. dollars,” or “dollars” refers to the legal currency of the United States;

•	“Casual games” are games that can be played in short time intervals, feature simple gameplay, do not have high data or bandwidth requirements and have relatively low barriers to payment;

•	“Daily active users,” or “DAUs,” refer to the number of unique accounts that interact with our SDK network on a particular day;

•	“Game download and activation” refers to a completed download and installation of our mobile game that successfully connects to our SDK network through log-in or registration by a user;

•	“Gross billings” refer to monetary value of all virtual items sold during a certain period;

•	“Midcore games” are games that are easy to learn and yet provide players with more complexity and greater challenges than casual games;

•	“Hardcore games” are games that provide players with the most complexity and the greatest challenges. They are typically versions of client-based massively multiplayer web games ported to mobile devices and are becoming more accessible and popular as smartphone technology and capabilities improve;

•	“Mobile users” refer to users of mobile devices, including phones, tablets and other mobile devices;

•	“Monthly active users,” or “MAUs,” refer to the number of unique accounts that interacted with our SDK network in a particular month. Average MAUs for a particular period is the average of the MAUs in each month during that period. An individual who has more than one unique account that interacted with our SDK network is counted as more than one active user;

•	“Monthly paying users,” or “MPUs,” refer to the number of unique accounts through which a payment is made in our mobile games in a particular month. Average MPUs for a particular period is the average of the MPUs in each month during that period. An individual who has more than one unique account through which a payment is made is counted as more than one paying user;

•	“Our games” refer to games that we publish through our game publishing platform;

•	“Proprietary distribution channels” refer to our in-game cross promotions, our self-operated iDreamSky Game Center, a mobile application for game services, and www.uu.cc, a website for mobile game information and downloads;

•	“Registered users” refer to users of mobile devices who have at least played one game published by us; and

•	“SDK” refers to a software development kit, or a set of software development tools that allows for the creation of application or functions for a software package or platform.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2046 to US$1.00, the noon buying rate in effect on December 31, 2014 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” On April 24, 2015, the noon buying rate was RMB 6.1930 to US$1.00.

We completed an initial public offering of 8,855,000 ADSs on August 18, 2014. On August 7, 2014, we listed our ADSs on the NASDAQ Global Select Market under the symbol “DSKY.”

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2012 have been derived from our audited consolidated financial statements for the year ended December 31, 2012, which are not included in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Game revenues	18,059	244,806	982,845	158,406
Other revenues	1,319	1,762	1,308	211

Total revenues	19,378	246,568	984,153	158,617
Cost of revenues	(14,593)	(155,898)	(580,954)	(93,633)

Gross profit	4,785	90,670	403,199	64,984
Operating expenses:
Research and development expenses	(7,501)	(14,214)	(63,678)	(10,263)
Sales and marketing expenses	(2,797)	(27,940)	(104,645)	(16,866)
General and administrative expenses	(4,713)	(14,780)	(236,788)	(38,163)

Total operating expenses	(15,011)	(56,934)	(405,111)	(65,292)
Other gain, net	946	106	8,855	1,427

Operating (loss)/income	(9,280)	33,842	6,943	1,119
Other (expenses)/income, net	(43)	177	3,166	510
(Loss)/income before income tax expense	(9,323)	34,019	10,109	1,629
Income tax expense	—	(6,174)	(26,810)	(4,321)

Net (loss)/income	(9,323)	27,845	(16,701)	(2,692)
Net loss/(income) attributable to noncontrolling interest shareholders	32	287	(174)	(28)

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Net (loss)/income attributable to iDreamSky Technology Limited	(9,291)	28,132	(16,875)	(2,720)

Accretion to convertible redeemable preferred shares redemption value	(22,870)	(262,782)	(1,054,890)	(170,017)
Deemed dividend to Series A convertible redeemable preferred shares	(540)	(14,402)	—	—
Deemed dividend to Li Meiping ordinary shares	(300)	(29,075)	—	—

Net loss attributable to ordinary shareholders	(33,001)	(278,127)	(1,071,765)	(172,737)

Net loss per ordinary share attributable to iDreamSky Technology Limited ordinary shareholders
- basic (RMB)	(0.77)	(6.97)	(11.34)	(1.83)
- diluted (RMB)	(0.77)	(6.97)	(11.34)	(1.83)
Weighted average number of ordinary shares used in per share calculation
- basic (thousands)	42,740	39,930	94,548	94,548
- diluted (thousands)	42,740	39,930	94,548	94,548

	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	31,365	179,658	929,829	149,861
Short-term time deposits	—	—	4,000	645
Accounts receivable	5,052	76,900	204,541	32,966
Prepayments and other current assets	1,324	7,078	189,424	30,529
Total current assets	43,458	264,954	1,344,071	216,624
Property and equipment, net	2,207	8,684	15,901	2,563
Intangible assets, net	1,015	2,040	97,505	15,715
Total assets	46,895	278,638	1,550,386	249,879
Total liabilities	23,242	123,153	342,852	55,260
Total mezzanine equity	61,085	470,664	—	—
Ordinary shares (US$0.0001 par value; 409,472,700 and 500,000,000 shares authorized, 41,032,120 and 173,912,753 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	27	26	107	17

	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Additional paid-in capital	—	—	2,460,677	396,589
Statutory reserves	—	2,701	5,237	844
Accumulated deficit	(37,664)	(322,619)	(1,248,020)	(201,144)
Accumulated other comprehensive income/(loss)	102	4,661	(10,693)	(1,723)
Total shareholders’ (deficit)/equity	(37,432)	(315,179)	1,207,534	194,619

Total liabilities, mezzanine equity and shareholders’ equity	46,895	278,638	1,550,386	249,879

Non-GAAP Financial Information

Adjusted Net (Loss)/Income and Adjusted EBITDA

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measures, adjusted net (loss)/income and adjusted EBITDA, which are adjusted from net (loss)/income to exclude (i) share-based compensation expenses, (ii) fair value change of preferred share warrant liability and (iii) share of loss from equity investments, as applicable. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table below:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of Net (Loss)/ Income to Adjusted Net (Loss)/ Income and Adjusted EBITDA:
Net (loss)/Income	(9,323)	27,845	(16,701)	(2,692)
Share-based compensation	1,415	329	185,750	29,937
Fair value change of preferred share warrant liability	564	514	—	—
Impairment loss from cost method investment	—	—	3,029	488
Share of loss from equity method investment	—	170	697	113

Adjusted net (loss)/ income	(7,344)	28,858	172,775	27,846

Depreciation of property and equipment	428	1,788	4,035	650
Amortization of intangible assets	1,151	1,990	6,071	978
Income tax expense	—	6,174	26,810	4,321
Interest income	(20)	(81)	(1,785)	(288)

Adjusted EBITDA	(5,785)	38,729	207,906	33,507

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and prospects for the future. We have included the adjusted net (loss)/income and adjusted EBITDA information because it is a key measure we use to evaluate our operating performance, generate future operating plans and make strategic decision for the allocation of capital. However, non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Exchange Rate Information

We conduct substantially all of our operations in China. All of our revenues, costs and expenses are denominated in Renminbi. Unless otherwise stated, for your convenience, translations from Renminbi to U.S. dollars contained in this annual report have been made at a rate of RMB6.2046 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 24, 2015, the noon buying rate was RMB6.1930 to US$1.00.

The following table sets forth information concerning the rates of exchange of U.S. dollar into RMB for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 24, 2015)	6.1930	6.2000	6.2152	6.1927

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant years. Monthly averages are calculated by using the average of the daily rates during the relevant months.

Source: Federal Reserve Board

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

If we fail to maintain and grow our user base, we will not be able to sustain our growth and our business may be materially and adversely affected.

In order to achieve sustainable growth of our business, we must retain our existing users, attract new users, maximize the network effect of our platform and ultimately improve our monetization. This requires that we consistently launch popular games and release updates for our existing games to keep our users engaged and therefore staying within our platform of games. It also requires that we continue to strengthen the social connectivity of our platform to encourage viral social marketing and enhance user engagement. In order to deliver a better game-playing and social networking experience and deepen our understanding of our users, we need to invest in technology and research and development, including our cloud-based storage and computing infrastructure, data analysis engine and our technology related to SDKs, which are software development tools that allow for the creation of software packages or platforms. If we are unable to consistently deliver a satisfying user experience, we may lose our users. If we are unable to anticipate user preferences or behaviors or industry changes in order to market and promote new games, or if we are unable to extend the life cycle of the games that we currently operate, or if we are unable to provide sufficient social connectivity to our users as part of their game playing experience, our user base may not increase at the rate we anticipate, or at all, and it may even decrease. Furthermore, factors beyond our control, such as effects of seasonality, our game developer partners’ delays in granting us the source code of the games, non-optimal launch schedule of games by our distribution platform partners and mobile billing issues with our payment processing partners, could materially adversely impact our results of operations.

Despite our efforts in sourcing high-quality games and our rigorous game selection process, we cannot guarantee that the games we launch will gain popularity within a short period of time, if at all. Neither can we guarantee that popular games that we operate will continue to sustain their current level of popularity. Users may lose interest in our games over time despite our efforts in offering a diversified portfolio of games and improving or upgrading our existing games. Users may not choose our games or services if our technology becomes unreliable. Users may choose to play games offered by other platforms if those platforms offer better game services or social networking opportunities. Furthermore, many of our new games require a build-up period when users are first introduced to the games, and the rise in popularity of some games can be slow, if it happens at all. If a build-up period coincides with the inevitable phasing-out period of our older games, the result could be a decrease in the number of total active and paying users as well as gross billings and revenue during that period. If a game fails to gain anticipated user acceptance and we do not introduce additional games to maintain our user base, the phasing out of previous games could result in a prolonged period of or permanent decrease in our total active and paying users. If we fail to effectively schedule the initial launches of our games, our results of operation may be materially and adversely affected.

The growth of our user base reinforces the popularity of our games. Our failure to effectively expand and engage our user base will materially and adversely affect our business, financial condition, results of operations and growth prospects.

If we fail to monetize our users effectively, our business may suffer.

A substantial majority of the games we publish are free to download and play, adopting an item-based revenue model, and in line with the industry norms, only a small percentage of users who play our games in any period are paying users. For example, 6.2% of our active users were paying users in the fourth quarter of 2014, compared to 5.7% in the fourth quarter of 2013. As such, in order to sustain our revenue growth, we must effectively monetize our user base by converting active users to paying users. We invest in user data mining and analysis to better understand our users’ in-game consumption patterns. This allows us to create localized and culturally-adapted editions of overseas games and help refine domestic games, as well as design virtual items that are desirable to mobile users in China and to properly deploy and price them to enhance our monetization. Our users are willing to pay for premium functions and purchase virtual items in the games because of the perceived value of these functions or items, which is dependent on the benefits such services or items confer upon the users in the game. Spending in our games is discretionary and our users can be sensitive to the price, undermining our ability to convert active users to paying users. It is crucial to balance, on the one hand, the creation of sufficient in-game monetization opportunities, which enhances the profitability of our games, and, on the other hand, ensuring that users can enjoy our games even without paying for extra functions or items. To stimulate in-game spending, we need to constantly launch marketing and promotional activities to drive user interest. While free-to-play games help to maintain a sizable user base and the associated network effect, it may not be optimal in terms of user monetization. We must also provide easy, fast and safe payment solutions to our users to facilitate in-game purchasing so they are not discouraged or inconvenienced by online payment processing procedures. If we fail to effectively monetize our users, our business will suffer.

Because a small number of games generated a substantial amount of our revenues, if we fail to extend the life cycle of our existing top-grossing games or launch new popular games, we will not be able to maintain or grow our revenue and our financial results could be adversely affected.

In 2014, we generated approximately 45% of our total revenues from the five top-grossing games on our platform. However, historically, our reliance on a small number of games was more prominent. In 2013, we generated more than 80% of our total revenues from our three top-grossing games, two of which were also among our five top-grossing games in 2014. Our top games may have a finite life span and may fall out of favor from users. As a result, we try to maximize the life cycle of our popular games by developing, releasing and marketing new editions or updates that will continue to engage our users, or by promoting those games among potential users. Failing to extend the life of our top-grossing games will materially and adversely affect our revenue growth and financial results. We must also identify and launch new games that will gain widespread popularity and become revenue growth drivers. This requires our substantial investment in game selection, research and development, sales and marketing and game operations. It is difficult to consistently anticipate user preference on a large scale. While we continue to invest significant resources in the launch of new games, we cannot assure you that new games, game editions or updates will be popular among our users and become profitable.

We work with game developers to provide games to our users. Any loss or deterioration of our relationship with our game developer partners may result in the loss of user base and revenues.

We work with game developers to publish games on our platform. We have benefited from some of these developers’ strong brand recognition and the success of their games in domestic and overseas markets. Due to our strong relationship with many of our game developer partners, we are able to obtain the source code of many games, which allows us to play a more substantial role in the games’ operation in China. We believe this is crucial to building and expanding our user base and therefore the success of our platform, as well as to our ability to operate and monetize our games.

However, we may not be able to maintain good and mutually beneficial commercial relationships with our game developer partners, including the developers of some of our most popular games, Imangi Studios, LLC, the developer of the Temple Run series, Kiloo A/S, who licenses Subway Surfers to us, and Halfbrick Studios Pty. Ltd., or Halfbrick, the developer of Fruit Ninja. Any failure on our part to properly localize or operate or effectively market or monetize their games, safeguard their intellectual property, including the source code of their games, or perform our obligations under our agreements with them may cause substantial harm to our business relationships with the game developers. Because we are in the process of obtaining certain PRC regulatory approvals and licenses for our publishing business and games, we also may not be in strict compliance with the terms and conditions in some of our distribution agreements with game developers.

The term of our content distribution agreements with game developers is typically one to three years, renewable upon both parties’ consent. Our game developer partners may terminate our agreements prior to their expiration voluntarily or as a result of our non-compliance with the terms or conditions, or they may refuse to renew the agreements. Even if they are willing to renew the agreements, they may demand commercial terms, such as revenue-sharing ratios, that are less favorable to us than under our existing agreements. They may choose to partner with our competitors, allowing our competitors to enhance their game portfolio and better compete against us. They may also fail to perform their obligations under the content distribution agreements, such as delivering the source code of the games on a timely basis, which will cause delays in the game launch schedule on our platform. We have published games developed by the subsidiaries of one of our variable interest entities, or VIEs, since 2014, and in the first quarter of 2015, further developed and launched a game based on a popular variety show in China. We cannot assure you that such in-house development capability will not affect our relationship with our game developer partners. Any loss or deterioration of our relationship with any of our game developer partners may result in a loss of revenues and materially and adversely affect our business and results of operations.

We work with third-party channels to distribute our games, and our business and results of operations may be materially and adversely affected if they breach their obligations to us, or if we fail to maintain relationships with a sufficient number of platforms, or if the platforms lose popularity among Internet users.

In addition to our proprietary distribution channels, which include in-game cross promotions and our self-operated iDreamSky Game Center and www.uu.cc, we publish our games through mobile app stores, mobile pre-installations and other mobile channels owned and operated by third parties. We rely on these third parties to promote and publish our games, record gross billings, maintain the security of their platforms to prevent fraudulent activities, provide a certain portion of user services and, in some occasions, process payments from users.

We may be negatively impacted if these third-party channels fail to effectively promote our games or otherwise fulfill their obligations to us or if they do not obtain or maintain relevant government licenses to distribute our games. Because some of our distribution partners record the gross billings generated in our games, any issues with their billing systems or the final confirmation of gross billings may impact user payment collection. Disputes with third-party platforms, such as disputes relating to intellectual property rights, distribution fee arrangements and billing issues, may also arise from time to time and we cannot assure you that we will be able to resolve such disputes in a timely manner or at all. If our collaboration with a major third-party platform terminates for any reason, we may not be able to find a replacement in a timely manner or at all and the distribution of our games may be adversely affected. Any failure on our part to maintain good relationships with a sufficient number of popular platforms for the distribution of our games could cause the number of our game downloads and activations to decrease, which will have a material adverse effect on our business, financial condition and results of operations.

We plan to build our own publishing platform to become a destination for fun and exciting mobile games. Our own platforms may compete with our distribution partners and adversely affect our relationships with them. Conversely, some of our distribution partners have their own in-house game development capabilities and our other distribution partners may consider establishing such capabilities in the future. We are therefore subject to direct competition and potential conflicts of interest with our distribution partners, which may intensify in the future, and we cannot assure you that our distribution partners will always maintain a cooperative relationship with us. If our distribution partners commit less resources to promote our games on their platforms, or cease to promote or distribute our games, our business and results of operations may be adversely affected.

We distribute our games through China’s major mobile platforms, including major app stores and social networking platforms, such as Weixin. The games will benefit from the strong brand recognition, large user base and the stickiness of these mobile platforms. If any of these mobile platforms lose their market positions or are no longer popular with users, our ability to reach more users will be limited. In addition, we would need to identify alternative channels for marketing, promoting and distributing our games, which would consume substantial resources and may not be effective.

We work with China’s three mobile carriers to distribute our games and we rely on them to collect the gross billings generated from our games. The loss of or a change in any of these significant carrier relationships could materially harm our business.

China’s three mobile carriers, China Mobile, China Unicom and China Telecom, distribute our games and process payments made in our games. In particular, we collected through them a majority of the gross billings generated from our games, after deducting their payment processing fees, and we expect to continue to rely on them for payment processing in our games going forward. The percentages of payment processing fees charged by mobile carriers are relatively higher than those charged by other third-party payment channels, such as Alipay, Weixin Payments and Tenpay. Additionally, due to their dominant position in China’s telecommunications industry, we have limited ability to negotiate economic terms with them. Our relationships with and ability to negotiate the payment processing and distribution fee terms with these mobile carriers directly affects our costs and profitability.

Our agreements with the mobile carriers typically have a one- or two-year term. The carriers may terminate their agreements with us prior to expiration or refuse to renew the agreements. They may also demand to renegotiate the economic or other terms with us. The agreements generally do not obligate the mobile carriers to market or distribute any of our games. In many of these agreements, we warrant that we have the requisite qualifications to publish our games, our games do not contain libelous or obscene content, do not contain material defects or viruses and do not violate third-party intellectual property rights, and we indemnify the mobile carriers for any breach of a third party’s intellectual property. If we fail to comply with these warrants, the mobile carrier may terminate their agreements with us or sue us for damages. Furthermore, our ability to generate revenue through a given mobile carrier may be impaired by factors outside our control, including the mobile carriers’ preference for our competitors’ mobile games, the mobile carrier’s decision not to include or highlight our games on its distribution platforms, and any failure in its billing system or network connection. For example, in 2014, some of the carrier billing codes embedded in certain of our games distributed on a large distribution platform had failed to process user payments. There may be regulatory policies or changes that may impose requirements with respect to the procedures for distribution and payment processing of mobile games, including those with respect to push notifications to users, billing and payment, in-game advertisements or other consumer-protection measures. These policies may increase our compliance costs and affect the effectiveness of our marketing or monetization effort.

If any of our mobile carriers decides not to market or distribute our games or decides to terminate, not renew or modify the terms of its agreement with us, we may be unable to replace the affected agreement with acceptable alternatives, causing us to lose access to that carrier’s subscribers and the revenues generated from them, which could materially harm our business, operating results and financial condition.

Our ability to monetize our users is subject to third-party payment processing-related risks.

We offer our users a variety of payment options, including direct billings through mobile carriers and other third-party online payment platforms, including the payment solutions offered by our distribution partners. Therefore, we rely on them to provide payment processing services to our users, which subjects us to payment collection issues that are beyond our control, or even fraud and other illegal activities in connection with these various payment methods.

We generally receive casual game gross billings through the mobile carriers and our mid- and hardcore game gross billings through third-party payment channels. The concentration of our payment channels could lead to a short-term disruption in our collection of the gross billings if one or more of them were to narrow or terminate its business cooperation with us, or demand commercial terms that are less favorable to us. Such concentration also makes us more vulnerable to collection risks should one or more of these providers become unable or unwilling to share the proceeds it receives with us. Our quarterly book-closing procedures will also be delayed if monthly gross billing confirmation process with our payment channel partners is not carried out on a timely basis. Our operations and business could be harmed if our relationships with one or more of these payment platforms deteriorate, or if one or more of the key payment platforms experience an increase in non-payment from users or failure to process user payments, or a decrease in their business generally.

Furthermore, mobile carriers and third-party payment service providers are entitled to a prescribed percentage of the gross billings charged to our users. If these platforms fail to remit to us the proceeds collected from our users in a timely fashion or at all, if these platforms become unwilling or unable to provide these services to us, or if their service quality deteriorates, our business could be disrupted. Our payment platform partners are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers and virtual currencies, which could change or be reinterpreted to make it difficult or impossible for them to comply. If our payment partners fail to comply with these rules or requirements, they may be subject to fines and higher transaction fees and lose their ability to accept credit and debit card payments, process electronic funds transfers or facilitate other types of online payments from our users. This would materially and adversely affect our ability to monetize our users.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history under our current business model upon which to evaluate the viability and sustainability of our business. We commenced operations of our first mobile game in April 2011. We incurred a net loss of RMB9.3 million in 2012. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries, such as the mobile game industry in China. Some of these risks and uncertainties relate to our ability to:

•	retain existing users, attract new users and increase user activity and monetization;

•	license or acquire additional mobile games that are appealing to users;

•	expand partnerships with domestic and overseas content developers;

•	maintain and expand our distribution and payment network;

•	upgrade our technology and infrastructure to support increased traffic and expanded offerings of products and services;

•	anticipate and adapt to changing user preferences;

•	adapt to competitive market conditions;

•	maintain adequate control of our expenses; and

•	attract and retain qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We may face increasing competition, which could reduce our market share and materially and adversely affect our results of operations.

The mobile game industry in China is highly competitive. The industry is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, rapid adoption of technological and product advancements, as well as price sensitivity on the part of users. In China, we compete directly with domestic companies with integrated mobile game operation capabilities, such as China Mobile Games and Entertainment Group, Yodo1, Ltd., Zhongqinglongtu Network Co. Ltd., Chukong Holdings Limited and Kunlun.com. We also compete with China’s leading Internet and technology companies such as Tencent Holdings Limited and Qihoo 360 Technology Co. Ltd., who may capitalize on their significant financial and technical resources and their large user bases to develop and publish mobile games. We also compete with overseas mobile game companies who may look to directly operate in the PRC market, such as GREE International, Inc., DeNa Co., Ltd., King Digital Entertainment plc and Electronic Arts Inc. In addition, we face competition from other entertainment formats and mobile applications and content, such as mobile music, mobile books and social network services.

Some of our existing and potential competitors have significantly greater financial, technological and marketing resources and stronger relationships with industry participants than we do. If there are new entrants in the market or intensified competition among existing competitors, we may have to provide more incentives to industry participants, such as game developers and distributing agents, which could adversely affect our profitability. If we fail to compete effectively, our market share could reduce and our results of operations could be materially and adversely affected.

If we fail to successfully execute our growth strategy, including our current expansion into new genres of games, the mobile social networking business and game development and acquisition, our future results of operations and growth prospects may be materially and adversely affected.

We have expanded our product offerings to include games of various genres. To operate games in a new genre, we must identify and obtain licenses for appealing games with high monetization potential from both overseas and domestic game developers. We also depend on these game developers to provide technical support, and to develop updates and expansion packs to sustain user interest and attract new users to our games. We may not be able to successfully establish relationships with high-quality game developers and obtain licenses to their games. We also acquire games under game acquisition agreements. If the games that we acquire fail to become commercially successful, we may not be able to recoup our initial capital investments and receive the expected return, if at all. We have published games developed by the subsidiaries of one of our VIEs since 2014 and, in the first quarter of 2015, developed and launched a game based on a popular variety show in China. We plan to self-develop and launch more games based on other popular non-game entertainment content. We may need to invest more financial, technical and human resources in connection with developing the games and producing their updates and new editions than we typically do with respect to our licensed games. Expansion into new genres of mobile games or new operation models may present operating and marketing challenges that are different from those that we currently encounter with our existing games. We also face competition from existing players within these markets who may have more experience and resources.

We are also making significant investments in the development and upgrade of SkyNet, which enables our live in-game service, iDreamSky Game Center, which is our mobile application for game services, and www.uu.cc, which is our mobile game information website, all designed to provide social connectivity for our platform, enhance user engagement, promote our brand awareness and create additional monetization opportunities. We plan to continue to invest in the development of social connectivity functions on our platform. However, these functions may not be effective in achieving these goals and we may not be able to recover costs incurred for developing and marketing these functions. As a result, our future results of operations and growth strategies could be materially and adversely affected. If we are unable to successfully implement our growth strategies, our revenue and profitability may not grow as expected, and our competitiveness may be materially and adversely affected.

Our growth strategy of acquiring and investing in complementary businesses, assets and technologies may result in operating difficulties, dilution to our investors and other negative consequences.

We have selectively acquired and invest in, and intend to continue to acquire and invest in, businesses, assets and technologies that complement our existing business. Acquisitions and investments involve uncertainties and risks, including:

•	accurately identifying and evaluating potential acquisition targets with operations complementary to our existing operations;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	retaining key employees and maintaining the business relationships with the businesses we acquire;

•	failure to achieve the intended objectives, benefits or revenue enhancement;

•	costs and difficulties of integrating acquired businesses and managing a larger business;

•	the need to integrate an acquired company’s accounting, management information, human resource and other administrative systems to permit effective management and timely reporting;

•	the possibility that, before the acquisition or investment, we will not discover important facts during due diligence that could have a material adverse impact on the value of the businesses we acquire or invest in;

•	significant accounting charges resulting from the completion and integration of a sizeable acquisition and increased capital expenditures;

•	the possibility that a change of control of a company we acquire triggers a termination of contractual or intellectual property rights important to the operation of its business; and

•	diversion of resources and management attention.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. In addition, any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. Furthermore, if we use our equity securities to pay for acquisitions, we may dilute the value of the ADSs and the underlying Class A ordinary shares. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends.

We face putative securities class actions in the U.S., which may have a material adverse effect on our business.

Starting from April 2, 2015, we, along with certain of our officers and directors and underwriters of our initial public offering, were named as a defendant in two putative securities class action lawsuits filed in the U.S. District Court for the Southern District of New York and one putative securities class action lawsuit filed in New York state court: Hung v. iDreamSky Technology Limited, et al., Civil Action No. 1:15-cv-02514 (S.D.N.Y.; filed on April 2, 2015); Griffith v. iDreamSky Technology Limited, et al., Civil Action No. 1:15-cv-02944 (S.D.N.Y.; filed on April 15, 2015); and Mansour v. iDreamSky Technology Limited, et al., No. 651340/2015 (Sup. Ct. N.Y. County; filed on April 22, 2015). The complaints in the above-mentioned putative securities class action lawsuits allege that various public statements made by our company during the respective alleged class periods, including our registration statement and prospectus issued in connection with our initial public offering, contained material misstatements and omissions in violation of the federal securities laws and artificially inflated the value of our ADSs.

The actions remain at their preliminary stages. We believe that the allegations contained in the complaints lack merit and intend to defend ourselves vigorously. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows, the confidence of our current or potential investors and users, and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. Moreover, regardless of the merits of any claims or allegations advanced, responding to allegations, litigations or legal or administration proceedings and defending against litigations can be time consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as diverting the attention of our management and causing concerns among our employees. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Our founders and us have granted and may in the future grant shares, share options and restricted shares to our employees, and we will incur share-based compensation charges in connection with these grants, which will materially and adversely impact our net income.

We adopted a share incentive plan in 2012, or the 2012 Plan, and a share incentive plan in 2014, or the 2014 Plan. As of the date of this annual report, options to purchase 2,690,000 Class A ordinary shares were outstanding under the 2012 Plan. Further, in 2014, we granted an aggregate of 13,026,080 restricted shares to certain directors and employees at no consideration. The total fair value of these restricted shares would be recognized as share-based compensation expenses over the vesting period of 2 to 48 months. For each of the years ended December 31, 2012, 2013 and 2014, we recorded RMB1.4 million, RMB0.3 million and RMB185.8 million (US$29.9 million), respectively, in share-based compensation expenses. We will continue to grant shares, share options, restricted shares and other share-based compensation in the future in order to incentivize our directors, officers and other employees.

On April 11, 2014, Dream Data Services Limited, a company wholly owned by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer, executed an instrument of transfer to transfer 7,308,860 ordinary shares in our company to DT01 Holding International Limited, a company jointly owned by Jeffrey Lyndon Ko, our co-founder, director and president, and Anfernee Song Guan, our co-founder, director and chief technology officer, without consideration. We recognized share-based compensation expenses of RMB145.7 million (US$23.5 million) in the second quarter of 2014 in relation to this transfer.

Share-based compensation costs in relation to our grant of shares, share options and restricted shares to our employees may materially and adversely affect our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans.

Any failure or significant interruption in our technology infrastructure could impact our operations and harm our business.

Our technology infrastructure is critical to the performance of our games and to user satisfaction. Our games run on our proprietary SDK network, SkyNet and cloud computing system. Some elements of our technology infrastructure, such as our servers, are maintained by third parties that we do not control. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. If a particular game is unavailable when users attempt to access it, users may stop playing the game and may be less likely to return to the game as often, if at all. A failure or significant interruption in our game service would harm our reputation and operations. We expect to continue to make significant investments in our technology infrastructure to maintain and improve all aspects of user experience and game performance. To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and operating results may suffer. We do not maintain insurance policies covering losses relating to our technology infrastructure and we do not have business interruption insurance, and our business and operations may suffer adverse effects as a result.

We operate in a new and rapidly changing industry, which makes it difficult to evaluate our business and prospects. Our ability to generate revenue could suffer if the PRC mobile game market does not develop as anticipated.

We derive substantially all of our revenue from the PRC mobile game industry, which is rapidly evolving. The growth of the mobile game industry in China and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results depend on numerous factors affecting the mobile game industry, many of which are beyond our control, including:

•	growth prospects of mobile games;

•	changes in consumer demographics and public tastes and preferences;

•	changes in technologies;

•	the availability and popularity of other forms of entertainment;

•	the growth of mobile device users, and the rate of any such growth;

•	the growth of China’s telecommunications infrastructure, mobile network and payment system; and

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending.

Our ability to formulate and execute publishing, distribution and marketing strategies will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of our current and potential users. New and different types of entertainment may increase in popularity at the expense of mobile games. A decline in the popularity of mobile games or casual games in particular would harm our business and prospects.

As China’s mobile games market has evolved rapidly in recent years with developments such as the introduction of new business models and new technology, the development of user preferences, market entry by new competitors and the adoption of new strategies by existing competitors, we expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in the mobile game market. There are numerous other technologies and business models in varying stages of development, such as portable tablet computers, notebooks or other mobile Internet handsets involving fourth generation mobile technologies, which could render certain current technologies or applications obsolete. If we fail to anticipate or successfully implement new technologies, our games may become obsolete or uncompetitive, and our business prospects and results of operations could be materially and adversely affected.

Accordingly, it is extremely difficult to accurately predict user acceptance and demand for our existing and potential new games, and the future size, composition and growth of this market. Given the limited history and rapidly evolving nature of our market, we cannot predict how much users will be willing to pay for our mobile games or whether users will have concerns over security, reliability, cost and quality of service associated with mobile games. If acceptance of our mobile games is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

Breaches of security measures of our website, games and third-party payment systems and unintended disclosures of user and game data may have materially and adversely affect our reputation and business.

As we conduct our business, we process, store and analyze personal information and other data. We rely on proprietary encryption and authentication technology to provide the security and authentication necessary to enable secure transmission of confidential user information, including user name and password. However, our security controls over user and game data may not prevent the improper disclosure of personally identifiable information. A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. A security breach that leads to disclosure of user account information, including mobile numbers or other personally identifiable information, could harm our reputation. Our actual or perceived failure to comply with governmental regulation and other legal obligations related to user privacy could harm our business. We may be required to expend significant capital and other resources to prevent such security breaches or to alleviate problems caused by such breaches. We may also lose current or potential users for our mobile games that allow us to access our users’ personal data of our users because of the perception that we cannot adequately protect our users’ privacy.

Additionally, our business operation may be harmed by users’ concerns over playing games on their mobile phones. Hackers may modify our games to charge our users for virtual items that they did not purchase. We can typically identify hacked game applications after our users start playing the game and alert users of the situation and urge them to uninstall the game application. However, such users may become hesitant in downloading the game again or other games operated by us in the future as a result of their experience. Concerns over the security and privacy of user information may inhibit the wireless business generally, and our mobile games in particular. Our security measures may not prevent security breaches and our users’ interest in playing mobile games may decrease if malware spreads to their mobile phones. Failure to prevent security breaches or respond to abuse or users’ concerns over development of mobile phone malware may have a material adverse effect on our business, prospects, financial condition and results of operations.

In addition, secure transmission of confidential information, such as users’ debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our website, is essential for maintaining user confidence. We do not have control over the security measures of our third-party payment platform partners, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to safeguard confidential user information, which could harm our reputation and our ability to attract or retain users and may have a material adverse effect on our business.

Undetected programming errors or defects in our mobile games could harm our reputation and materially and adversely affect our results of operations.

Our mobile games are subject to frequent improvement and updates, and may contain bugs or flaws that may become apparent only after the updated applications are accessed by mobile users, particularly as we launch new updates under tight time constraints. From time to time, our users may inform us of programming bugs affecting their experience, and we are generally able to resolve such flaws promptly. However, if for any reason, programming bugs or flaws are not resolved in a timely fashion, we may lose some of our users and our revenues will be affected negatively, and our reputation and market acceptance of our mobile games may also be harmed. In addition, the PRC government has promulgated rules and regulations targeting mobile service providers that charge for applications and other content without user consent. If a programming error or flaw in our products inadvertently charges users without consent, we may be subject to administrative penalties and fines.

Unauthorized character enhancements, other hacking or cheating activities, and undetected programming errors or defects in our virtual worlds could harm our online business and reputation and materially and adversely affect our results of operations.

With the increase in the number of game users in China, game operators have increasingly encountered problems arising from the use of unauthorized character enhancements, theft of user account information and other hacking or cheating activities. We have from time to time detected a number of users who have gained an unfair advantage by installing hacking or cheating tools to facilitate character progression. In response to these activities, we have installed detection mechanisms in our games to identify various hacking and cheating activities, and have expanded our technical team dedicated to detecting unauthorized character enhancements and resolving other hacking issues. However, these measures may not be effective against hacking.

Continued occurrences of unauthorized character enhancements, other hacking or cheating activities, and undetected errors or defects in our games will harm user experience, which may negatively impact the image of our games and users’ perception of their reliability, reduce our user number and in-game spending, shorten the life span of the games and adversely affect our results of operations. A constant recurrence of these activities may require us to shift our management’s and personnel’s attention from research and development and other operations to focus instead primarily on anti-hacking programs and activities, which could hurt our ability to offer content updates and new games and could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We may not be successful in effectively promoting our brand or enhancing our brand recognition, and any negative publicity, regardless of its veracity, may harm both the brand of our company and the specific games we publish.

The reputation of our “iDreamSky” brand is growing among mobile game players in China as a quality publishing platform of fun and exciting games. Promoting our iDreamSky brand and enhancing its recognition is an integral part of our growth strategy. However, we may not be able to effectively promote or develop our brand and if we fail to do so, our growth may be adversely affected. In addition, negative publicity or disputes regarding our brand, games and services, company or management could materially and adversely affect public perception of our brand and other products and services we offer. Any negative publicity in relation to us, regardless of its veracity, could harm the image of our company and the games we publish, which in turn would decrease the number of active users from the operation of our online business. Any impact on our ability to effectively promote our brand and any significant damage to the public perception of our iDreamSky brand or our products could materially and adversely affect our prospects and results of operations.

Unauthorized use of our intellectual property may harm our brands and reputation and adversely affect our business.

We regard the intellectual property rights granted to us by our game developer partners, as well as our own copyrights, trademarks and other intellectual property as critical to our success. Unauthorized use of these intellectual property rights may harm our brands and reputation and adversely affect our business.

We have historically relied on a combination of trademark and copyright law, trade secret protection, restrictions on disclosure and other agreements that restrict the use of our intellectual properties to protect our intellectual property rights. Although our contracts with our business partners prohibit the unauthorized use of our franchises, brands and other intellectual property rights, we cannot assure you that they will always comply with these terms. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, third parties may independently discover our trade secrets and proprietary information, limiting our ability to assert any trade secret rights against such parties.

Although we presently enter into confidentiality agreements with all of our employees and impose stringent obligations on our core research and development employees with respect to confidentiality, we cannot assure you that these confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our proprietary technology, know-how or other intellectual property will not otherwise become known to, or be independently developed by, third parties. Any failure to protect our game developer partners’ intellectual properties will also subject us to severe consequences, including loss of game distributorships and payment of damages.

While we actively take steps to protect our proprietary rights and those of our game developer partners, such steps may not be adequate to prevent the infringement or misappropriation of our and their intellectual property. For example, for overseas games that we publish in China, we typically apply for trademark registration for the Chinese titles of these games. However, certain third parties may apply to register these Chinese titles in the relevant trademark categories before we do, and, if their registration is granted, before we successfully appeal to invalidate such registration, such registration may exclude us from publishing the games under the same title and the third parties may even make intellectual property infringement claims against us. Our ability to market these games will be materially adversely affected by any such intellectual property disputes. Moreover, we have no control over third parties who clone and offer counterfeits of our games which may be misleading to users. In addition, we cannot assure you that our trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected products or services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

Primarily due to ambiguities in the laws and difficulties in enforcement, intellectual property right protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

Third parties may claim that we infringe their proprietary rights, which could cause us to incur significant legal expenses and prevent us from promoting our products and services.

We have from time to time received claims that we have infringed the intellectual property rights of others, and may in the future receive more claims. Although we are not the developer of the games that we license, third parties may claim that, as the publisher of the games, we are also liable for any infringement upon the third parties’ rights, jointly, with the developer. For example, we were named as a co-defendant in a civil complaint in the PRC claiming that a game that we started publishing in the first quarter of 2014 allegedly contained certain content during beta testing that infringed upon a third party’s intellectual property rights. The case has been settled in April 2015. We typically rely on our game developer partners’ representations that their games do not infringe upon third parties’ intellectual property rights and we require indemnification should any such representations become inaccurate and we suffer damage as a result, including any damages resulting from third party claims. For example, pursuant to our agreement with this game developer, the developer is obligated to indemnify us for any losses that we may incur arising from the games’ infringing upon any third party’s intellectual property rights. However, games we license may from time to time infringe upon valid patents, trademarks, copyrights or other intellectual property rights held by third parties and indemnification may not be adequate in recovering our loss. Game features redesigned by us may also be claimed to have infringed upon third parities’ rights. Any such claim or litigation, with or without merit, could be costly and distract our management from day-to-day operations. If we fail to successfully defend against such claim or do not prevail in such litigation, we could be required to modify, redesign or cease operating the games, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our users. Any royalty or licensing arrangements that we may seek in such circumstances may not be available to us on commercially reasonable terms or at all. Also, if we acquire technology to include in our products from third parties, our exposure to infringement actions may increase because we must rely upon these third parties to verify the origin and ownership of such technology. This exposure to liability could result in disruptions in our business that could materially and adversely affect our operating results.

Some of our employees were previously employed at other companies, including our current and potential competitors. We may hire additional personnel to expand our development team and technical support team as our company grows. To the extent these employees are involved in the development of content or technology similar to ours at their former employers, we may become subject to claims that these employees or us have appropriated proprietary information or intellectual property rights of the former employers of our employees. If we fail to successfully defend such claims against us, we may be exposed to liabilities which could have a material adverse effect on our business.

The successful operation of our business depends on the performance and reliability of the Internet infrastructure and telecommunications networks in China.

Our game operation and distribution depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has pledged to improve the Internet infrastructure in China as part of its stimulus package introduced in the first quarter of 2009, a more sophisticated Internet infrastructure may not be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure.

The mobile network in China is operated by three mobile carriers, including China Mobile, China Unicom and China Telecom, all of which are controlled by the PRC government. Mobile coverage may not be reliable, and any disruption in the operation of the mobile carriers may have a negative impact on our users’ ability to download and activate our games, as well as their gameplay and payment experience. There is no assurance that China’s mobile network infrastructure will continue to improve and further support the operation and expansion of our business.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network and computer infrastructure may cause significant harm to our business operation and the distribution of our games. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to operate our games and service our users and lead to user attrition and revenue reduction. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and other similar events.

Expansion into international markets is important for our growth, and as we expand internationally, we will face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth.

Since the third quarter of 2014, we have launched games in the Hong Kong, Macau and Taiwan markets. We have also made investments in the U.S. We plan to continue to expand our business internationally. We have little experience in overseas markets. It is costly to establish, develop and maintain international operations and promote our brand internationally. The expansion of our business into such geographic markets may not be profitable on a sustained basis for many reasons including, but not limited to:

•	local economic and political conditions;

•	government regulations of mobile usage and mobile games and restrictive governmental actions, such as trade protection measures, nationalization and restrictions on foreign ownership;

•	restrictions on sales or distribution of mobile content and uncertainty regarding intellectual property rights and liability for content and services on our platform;

•	business licensing or certification requirements, such as those for mobile game content;

•	limited telecommunications, content distribution and payment infrastructure;

•	laws and regulations regarding user protection, data protection, privacy, network security, encryption and restrictions on pricing;

•	lower levels of mobile and Internet use;

•	lower levels of consumer spending and fewer growth opportunities compared to our current geographic markets;

•	lower levels of online payment and increased payment risk; and

•	difficulty in staffing, developing and managing foreign operations as a result of language and cultural differences.

As we expand our game operations to other countries, competition will intensify. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, local users, as well as their more established local brand names. They benefit from reduced logistics costs and local marketing experience in their competition with us.

Our success depends on the continuing and collaborative efforts of our management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of our key management team, including our founders. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for management and key personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executives or other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key personnel. Each of our executive officers and key employees has entered into an employment agreement with us that contains confidentiality provisions. If a dispute arises between any of our executives or key personnel and us, we cannot assure you to what extent any of these agreements may be enforced.

We rely on highly skilled personnel. If we are unable to retain or motivate them or hire additional qualified personnel, we may not be able to grow effectively.

Our performance and future success depend on the talents and efforts of highly skilled individuals, especially research and development and sales and marketing personnel. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the mobile games industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. Since the demand and competition for talent is intense in our industry, particularly for mobile game development personnel, engineers and related technical personnel, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively.

If we fail to establish an effective system of internal control, we may be unable to accurately and timely report our financial results or prevent fraud.

Prior to our initial public offering in August 2014, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the preparation of the consolidated financial statements as of and for the two years ended December 31, 2013, we identified two material weaknesses and other control deficiencies in our internal control over financial reporting.

One of the material weaknesses identified relates to our lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and Securities and Exchange Commission, or SEC, reporting requirements to properly address complex U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. The other material weakness identified relates to our lack of effective control procedures, including the lack of a comprehensive accounting manual, to track, estimate and record the proceeds that we share with our game developer partners and to assess the completeness and accuracy of the related accruals on the proceeds sharing and withholding taxes.

We have taken initiatives to implement and plan to implement further measures to address the material weaknesses and control deficiencies identified. We have hired our chief financial officer, who has experience as chief financial officer at U.S.-listed public companies, and additional accounting staff, who have worked at “Big Four” accounting firms with U.S. GAAP and SEC reporting experience. We have allocated greater resources to our finance department, implemented an accounting manual and offered trainings to our accounting staff to (i) enhance our ability to track, estimate and record the proceeds that we share with our game developer partners and (ii) assess the completeness and accuracy of the related accruals on proceeds sharing and the related withholding taxes. In addition, we have established our internal audit function, with policies in place to ensure its independence, and have hired an internal auditor with prior experience working at a U.S. listed company overseeing Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, compliance matters and a “Big Four” accounting firm. After our initial public offering, we have engaged an external consultant to help improve our internal control procedures in accordance with the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of such efforts, subsequently, in connection with the preparation and audit of our consolidated financial statements for the year ended December 31, 2014, we were in the view that our internal control over financial reporting has improved. In 2015, we continue to implement additional measures to remediate the two existing material weaknesses as discussed above. However, we cannot assure you that we will be able to remediate the material weaknesses, or that we will not identify additional material weaknesses or significant deficiencies in the future. For details on these initiatives, please see “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”

However, the implementation of these initiatives may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to remediate the material weaknesses and other control deficiencies or our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements or delay the preparation of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which the ADSs are listed, regulatory investigations or civil or criminal sanctions.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon the completion of our initial public offering in 2014, we become subject to the Sarbanes-Oxley Act and related rules. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, under Section 404(b) of Sarbanes-Oxley Act, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company” under the Securities Act, our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

We may be unable to secure additional funding in the future or to obtain such funding on favorable terms.

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity securities or securities convertible into our ordinary shares could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties. Financing may not be available in amounts or on terms acceptable to us, if at all, especially if there is a recession or other events causing volatilities in the capital markets worldwide.

We have limited insurance coverage which could expose us to significant costs and business disruption.

Other than mandatory and commercial insurance for our employees, we have not purchased any insurance to cover our assets, property and business. If we were to incur substantial losses or liabilities due to fire, explosions, floods, a wide range of other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued the audit reports included in this annual report on 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by Securities and Exchange Commission with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Starting in 2011, the Chinese affiliates of the ‘‘big four’’ accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Corporate Structure

We conduct certain aspects of our businesses in China through our VIEs by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.

We conduct the operation of our domestic business through Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng, or our VIEs. We receive substantially all of the economic benefits of our VIEs as their primary beneficiary through contractual arrangements with them and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs.”

Various regulations in China currently restrict or prevent foreign-invested entities from engaging in telecommunication services, including operating mobile games. On December 11, 2001, the State Council promulgated the Provisions on Administration of Foreign Invested Telecommunications Enterprises, which were subsequently amended on September 10, 2008. Under such regulations, foreign ownership in companies that provide value-added telecommunication services shall not exceed 50%. The Guiding Catalog for Foreign Investment Industries (revised in 2015) categorizes the value-added telecommunications services (excluding e-commerce) as “restricted.” Further, the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the MIIT in July 2006, or the MIIT Circular, reiterates restrictions on foreign investment in telecommunications businesses. Under the MIIT Circular, a PRC company that holds a license to conduct value-added telecommunications businesses, or a VATS License, in China is prohibited from leasing, transferring or selling the license to foreign investors in any form and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Furthermore, the relevant trademarks and domain names that are used in a value-added telecommunications business must be owned by the local VATS License holder or its shareholder(s). The MIIT Circular further requires each VATS License holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Each of Shenzhen iDreamSky and Shenzhen Mengyu holds a regional VATS License for information services excluding fixed telephone information services. Shenzhen iDreamSky also holds a trans-regional VATS License for information services excluding fixed telephone information services and Internet information services. Shenzhen iDreamSky owns idreamsky.com and Shenzhen Mengyu owns www.uu.cc, and each of them has applied to register the relevant trademarks. However, due to a lack of interpretative materials from the authorities, it is uncertain whether the MIIT would consider our corporate structures and contractual arrangements as a type of foreign investment in telecommunication services in China. Therefore, it is unclear what impact the MIIT Circular might have on us.

In August 2011, the Ministry of Commerce, or the MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular No. 6, promulgated on February 3, 2011. Under these rules, a security review by the MOFCOM is required for foreign investors’ mergers and acquisitions that have “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises that have “national security” implications. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that mobile game businesses fall within the scope of transactions subject to security review. We do not believe we are required to submit our existing contractual arrangement to the MOFCOM for a security review. However, as there is a lack of clear statutory interpretation regarding the implementation of the rules, there is no assurance that the MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations. Although we believe we comply, and will continue to comply with current PRC regulations, the PRC government may not agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing requirements or policies or with requirements or policies that may be adopted in the future. It is possible that a PRC court, arbitration tribunal or other regulatory authority may determine that such contractual arrangements are illegal or invalid. If the PRC government determines that we are not in compliance with applicable laws, it may levy fines on us, confiscate our income that they deem to have been obtained through illegal operations, revoke or refuse to renew any business and operating licenses required to conduct our operations in China, revoke the agreements constituting the contractual arrangements, require us to discontinue or restrict our operations, suspend the operation of our games, require us to alter our ownership structure or operations, or impose additional conditions or restrictions on our business operations with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business.

If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties.

We are subject to relevant PRC regulations on operators of online games. On September 28, 2009, the PRC General Administration of Press and Publication, or the GAPP, which was consolidated with the State Administration of Radio, Film and Television and currently known as the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Circular on Implementation of the Regulation on the Three Provisions of the State Council and the Relevant Interpretations and Further Strengthening of the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice provides, among other things, that foreign investors are not permitted to invest in online game operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect ways, such as establishing other joint venture companies, entering into contractual arrangements with or providing technical support for such operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online gaming platforms that are ultimately controlled or owned by foreign investors. We are not aware of any online game companies adopting the same or similar contractual arrangements as ours having been penalized or ordered to be terminated since the GAPP Notice first became effective. Due to the ambiguity among various regulations on online games and a lack of interpretative materials from the relevant PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be foreign investment in online game operation businesses. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operation by PRC authorities claiming that the contractual arrangements constitute control over, or participation in the operation of, online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. If our contractual arrangements were deemed to be such an “indirect means” or “disguised form” under the GAPP Notice, our contractual arrangements may be challenged by the SAPPRFT. If we, our PRC subsidiary or VIEs are found to be in violation of the GAPP Notice to operate our mobile games, the SAPPRFT, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases where relevant licenses and registrations would be suspended or revoked.

Our contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing control as direct ownership. Our VIEs and their shareholders may fail to perform their obligations under these contractual arrangements.

We have relied and expect to continue to rely on contractual arrangements with our VIEs to conduct our domestic business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs.” These contractual arrangements provide us with effective control over our VIEs through which we operate our business and allow us to obtain economic benefits from them. However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, if our VIEs or their respective shareholders fail to perform their respective obligations under these contractual arrangements, or if they take other actions that are detrimental to our interests, we may incur substantial costs and resources in connection with our enforcing these arrangements. To enforce these arrangements, we may rely on legal remedies available under applicable PRC laws, including seeking specific performance and claiming damages. In particular, if shareholders of our VIEs refuse to transfer their equity interests to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may need to initiate legal actions to compel them to fulfill their contractual obligations. Such arbitration and legal proceedings and disputes may cost us substantial financial and other resources and result in disruption of our business, and the outcome might not be in our favor. The relevant PRC arbitration panel may conclude that our contractual arrangements violate PRC law or are otherwise unenforceable and we could consequently lose our ability to consolidate our VIEs’ results of operations, assets and liabilities in our consolidated financial statements and/or to transfer the revenues of our VIEs to Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., or Chuangmeng Wuxian, our wholly owned subsidiary. In addition, the shareholders of our VIEs may not continuously act in the best interests of our company and follow our instructions despite their contractual obligations to do so.

If we had direct ownership in our VIEs, we would be able to exercise our rights as shareholders, rather than our rights under the powers of attorney, to effect changes to their boards of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their respective shareholders fail to perform their obligations under these contractual arrangements, we may incur substantial costs to enforce such arrangements and rely on legal remedies under PRC law, which may not be sufficient or effective. For example, if we sought to enforce the exclusive option agreements for the transfer of equity interests in any of our VIEs, the transfer would be subject to approval by governmental authorities, such as the MIIT and the MOFCOM, and the transfer price requirements of the relevant government authorities. The transferee would be required to comply with various requirements, including qualification and maximum foreign shareholding percentage requirements. As these governmental authorities have wide discretion in granting such approvals, we could fail to obtain such approval. In addition, our contractual agreements might not be enforceable in China if PRC governmental authorities or courts took the view that such contracts contravened PRC law or were otherwise not enforceable for public policy reasons.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, prevailing parties in an arbitration proceeding may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. If we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

If we are unable to enforce these contractual arrangements, or if we suffer significant delay, or other obstacles in the process of enforcing these contractual arrangements, our business and operations in China could be disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties and changes in the PRC legal system could materially and adversely affect our business.”

Our ability to enforce the share pledge agreements may be subject to limitations based on PRC laws and regulations.

Under the contractual arrangements, Chuangmeng Wuxian entered into an equity interest pledge agreement with each of our VIEs and the shareholders of our VIEs. Under the equity interest pledge agreements, the shareholders of our VIEs agreed to pledge their equity interests in the VIEs to Chuangmeng Wuxian to secure the VIEs’ and the shareholders’ performance of their obligations under the relevant contractual arrangements. However, the equity pledge under the equity interest pledge agreements among Chuangmeng Wuxian, Beijing Chuangmeng and its shareholders has not been registered with the local branch of the State Administration of Industry and Commerce, or the SAIC. The PRC Property Rights Law that was promulgated on March 16, 2007 and became effective on October 1, 2007 provides that registration with the local branch of the SAIC is necessary to create security interest on the equity interests of a PRC limited liability company, which means that before the equity pledge is duly registered with the local branch of the SAIC, the equity pledge is unenforceable even though the relevant equity interests pledge agreement is binding. The shareholders of one of our VIEs, Beijing Chuangmeng, are in the process of applying with the local branch of the SAIC in Beijing, for registration of their equity pledge. However, there is no guarantee that that the shareholders of Beijing Chuangmeng will complete the registration in a timely manner. If any shareholder fails to complete the registration of his equity pledge, then such pledge will not become effective and Chuangmeng Wuxian will not be able to effectively exercise the pledge of such shareholder’s equity interests in Beijing Chuangmeng. If we are unable to enforce the equity interest pledge agreements, we may not be able to exert effective control over Beijing Chuangmeng and our ability to conduct our business may be negatively affected.

Further, the equity interest pledge agreements with our VIEs’ shareholders provide that the pledged equity interests constitute security for all of the payment obligations of the VIEs and the shareholders under the contractual arrangements. However, it is possible that a PRC court may take the position that the amount indicated on the equity pledge registration documents filed with the local branch of the SAIC represents the full debt amount that the pledge secures. If this is the case, the obligations that are supposed to be secured in these equity interest pledge agreements in excess of the amount indicated on the equity pledge registration documents could be determined by the PRC court as unsecured debt, in which case the protection of our interest in the VIEs’ payments to us is limited.

The shareholders of our VIEs have potential conflicts of interest with us, which may adversely affect our business.

The registered shareholders of our VIEs are two of our directors, namely, Michael Xiangyu Chen and Anfernee Song Guan. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of our VIEs may arise. They may not act entirely in our interest when conflicts of interest arise and conflicts of interest may not be resolved in our favor. In addition, Mr. Chen and Mr. Guan could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and reputation.

The shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIEs and the validity or enforceability of the contractual arrangements. For example, in the event that any shareholder of our VIEs divorces his or her spouse, the spouse may claim that the equity interest of our VIEs held by such shareholder is part of their marital or community property. If such claim is supported by the competent PRC court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not bound by our contractual arrangements, which could result in our losing effective control over our VIEs. Similarly, if any of the equity interests of our VIEs are inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over our VIEs or have to maintain such control at unpredictable cost, which could cause significant disruption to our business, operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouse of each of the shareholders of our VIEs has executed a spousal consent letter, under which such spouse has undertaken that she will not make any assertions in connection with the equity interests of our VIEs, as the case may be, which are held by the registered shareholder, and if such spouse obtain any equity interests of our VIEs, as the case may be, for any reasons, she shall be bound by the contractual arrangements and comply with the obligations thereunder as a shareholder thereof, and (ii) it is expressly provided in the agreements that the rights and obligations thereunder shall be equally effective and binding on the successors of the contracting parties, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. If any of these undertakings or arrangements is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy the benefits of the assets held by our VIEs that are important to the operations of our business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Shenzhen iDreamSky is our primary operating entity. Shenzhen Mengyu operates some of our business and Beijing Chuangmeng currently does not engage in any business of our company. Our VIEs, particularly Shenzhen iDreamSky, hold assets and perform functions that are important to the operations of our business. If any of our VIEs enters into bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our VIEs undergoes a voluntary or involuntary dissolution or liquidation proceeding, third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business in the PRC, which may materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements with our VIEs may result in adverse tax consequences.

Under PRC laws and regulations, an arrangement or transaction among related parties may be subject to audit or challenge by the PRC tax authorities. If this occurs, the PRC tax authorities could request that our VIEs adjust their taxable income in the form of a transfer pricing adjustment for PRC tax purposes if contractual arrangements among related parties do not represent arm’s length prices. Such a pricing adjustment could adversely affect us by reducing, for PRC tax purposes, expense deductions recorded by our VIEs, which could in turn increase their tax liabilities and expenses. In addition, any of our VIEs may be subject to late payment fees and other penalties for underpayment of taxes. As a result, our contractual arrangements with our VIEs may result in adverse tax consequences to us. If our VIEs generate net income from transactions with our PRC subsidiary under the contractual arrangements in the future and the PRC tax authorities decide to make transfer pricing adjustments on their net income, our consolidated net income may be adversely affected. In addition, the PRC tax authorities may impose interest on late payments on our VIEs for the adjusted but unpaid taxes.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The comments solicitation stage has concluded and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether the investment in China is made by a foreign investor or a PRC domestic investor. The draft Foreign Investment Law specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. If the foreign investment falls within a “negative list,” to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local branches would be required.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—We conduct certain aspects of our businesses in China through our VIEs by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.” and “Item 4. Information on the Company—C. Organizational Structure.” Under the draft Foreign Investment Law, if a VIE is ultimate controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment. Accordingly, for the companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC individual, or PRC government and its branches or agencies). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as foreign invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the value-added telecommunication services and game operating services, which our VIEs provide, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign invested entities. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with the information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Risks Related to Doing Business in China

We have not obtained certain governmental approvals with respect to some of our mobile games and our game publishing business.

On June 3, 2010, the PRC Ministry of Culture, or the MOC, issued the Provisional Measures for Administration of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures are intended to strengthen the MOC’s supervision over online games which include mobile games. Pursuant to the Online Game Measures, the MOC is responsible for the review and regulation of online games, both imported and domestically developed. With respect to an imported mobile game, online operation may not commence until such game has been approved by the MOC after its content review. With respect to a domestic mobile game, a record filing must be made with the MOC within 30 days from the commencement of its online operation.

As of the date of this annual report, we have completed content review or record filing of some of our mobile games. We are in the process of applying for content review or record filing, as the case may be, for some of the remaining games we operate. However, we may not be able to receive approval or complete the record filing of such games in the near future or at all. In addition, the MOC may find that operating imported mobile games without prior content review or domestic mobile games without a timely record filing violates the Online Game Measures. As a result, the MOC may, among other things, order us to rectify the situation, levy fines of up to RMB30,000 against us, confiscate our income generated from the unlicensed games during the non-compliance period and/or restrict or suspend our operation of such games or our mobile game business as a whole, including revoking the Internet Culture Operation License, a license required for the operation of mobile games, of Shenzhen iDreamSky and Shenzhen Mengyu. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

In addition to the MOC’s content review and record filing procedures, the GAPP Notice provides that the SAPPRFT, formerly known as the GAPP, is the governmental department with the authority to examine and approve online games. Under the GAPP Notice, each online game is required to be approved by the SAPPRFT prior to the commencement of its publication in China. Although we did not apply for approval from the SAPPRFT prior to the launch of our mobiles games, we obtained approval for some of our games from the SAPPRFT in the second half of 2014, and are in the process of applying to the SAPPRFT for the approval of some of the remaining games that we operate. We may not be able to obtain the SAPPRFT’s approval of such games in the near future or at all. In addition, the SAPPRFT may find that our publishing of the games without its pre-approval violates the GAPP Notice and may impose penalties on us, such as ordering us to rectify the situation, and/or restricting or suspending our operation of such games or our online game business as a whole, including terminating our Internet services and shutting down our websites. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

The GAPP Notice also requires that each online game operator, including mobile game operator, must obtain an Internet Publishing License in order to provide online game services. Two of our VIEs have mobile game operations and have not obtained the Internet Publishing License, and are preparing to apply for the license from the SAPPRFT. However, we cannot assure you that we will obtain the Internet Publishing License in the near future or at all. If we are found to be operating online game businesses without the Internet Publishing License, the SAPPRFT may notify the relevant local telecommunications authorities to revoke our VATS License and notify the relevant local branch of the SAIC to amend or revoke our business license. In addition, the SAPPRFT may, among other things, levy fines on us of up to five to ten times of the turnover generated from our game operations during the non-compliance period, confiscate income generated from our game operations during the non-compliance period and require us to discontinue our mobile game publishing business. If the SAPPRFT brings such actions or imposes penalties against us, our business will be materially and adversely affected.

Certain penalties may be imposed on us for operations beyond the scope of the VATS License, which may materially and adversely affect our business and operations.

According to the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which were issued by the MIIT and became effective on April 10, 2009, the VATS License, are categorized into trans-regional VATS Licenses and VATS Licenses for operation within a specific region. A holder of a trans-regional VATS License is required to set up its subsidiaries or branches at relevant administrative regions based on the requirements of the VATS License and file its trans-regional VATS License with the local branch of the MIIT in each region where it has operations. The operation scope of the license will detail the permitted activities of the operator to which the license was granted. An approved telecommunication services operator must conduct its business in accordance with the specifications listed in its VATS License. Each of Shenzhen iDreamSky and Shenzhen Mengyu holds a valid VATS License for information services excluding fixed telephone information services. The service coverage of both VATS Licenses is limited to Guangdong Province. However, we are advised by our PRC counsel, Han Kun Law Offices, that given the geographic coverage of our business, we are required to hold the trans-regional VATS license. Shenzhen iDreamSky holds a trans-regional VATS License for information services excluding fixed telephone information services and Internet information services, while Shenzhen Mengyu is in the process of applying for such trans-regional VATS License. Under PRC laws and regulations, if Shenzhen Mengyu is found to operate value added telecommunications business beyond the scope of its VATS License, it may face administrative penalties, including fines or the confiscation of income generated from any business that was not within the scope of the VATS License during the non-compliance period, or being ordered to suspend their operations. Any of these penalties, if imposed, may materially and adversely affect our business and results of our operations.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

In January 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling having implications for the use of virtual currency. To curtail games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (ii) requires online game operators to impose limits on the use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property; and (iv) prohibits services that enable players to transfer virtual currency to other players. In February 2007, fourteen PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of Internet cafes and online games. Under the circular, the People’s Bank of China, or the PBOC, has authority to regulate virtual currency, including: (i) setting limits on the aggregate amount of virtual currency that can be issued by game operators and the amount of virtual currency that can be purchased by an individual; (ii) stipulating that virtual currency issued by game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (iii) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (iv) banning the trading of virtual currency.

On June 4, 2009, the MOC and MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice. The notice requires businesses that (i) issue online game virtual currency (in the form of prepaid cards or prepayment or prepaid card points) or (ii) offer online game virtual currency transaction services, to apply for approval from the MOC through its provincial branches within three months after the issuance of the notice. The notice also prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. The notice further requires an online game operator engage in the provision of virtual currency transaction service to comply with relevant e-commerce regulations issued by the MOFCOM. On June 3, 2010, the MOC issued the Online Game Measures, which became effective August 1, 2010, according to which (i) companies that plan to engage in the operation of online games, issuance of virtual currency and provision of virtual currency transaction services shall obtain a license from the provincial counterpart of the MOC; (ii) virtual currency may only be used to purchase services and products provided by the online game operator that issues the currency; (iii) the purpose of issuing virtual currency shall not be malicious appropriation of the user’s advance payment; (iv) the storage period of online gamers’ purchase record shall not be shorter than 180 days; and (v) the types, price and total amount of virtual currency shall be filed with the provincial counterpart of the MOC.

The business scope in the Internet Cultural Operation Licenses of Shenzhen iDreamSky and Shenzhen Mengyu includes the issuance of virtual currency. While we do not believe we offer in-game virtual currency trading services, in some mobile games the players are allowed to purchase in-game virtual currency or credits with RMB for use in these games. We cannot assure you that the PRC regulatory authorities will not take a view contrary to ours or will deem that we are not in full compliance with the regulations on virtual currency. In that event, we may be required to cease either our game credit issuance activities or such deemed “trading service” activities and may be subject to certain penalties, including but not limited to mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.

In addition, the Virtual Currency Notice prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. It is unclear whether these restrictions would apply to certain aspects of our mobile games. If the PRC regulatory authorities take a view that certain of our game features are prohibited by the Virtual Currency Notice, we may be subject to penalties, including mandatory corrective measures and fines.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore, it is unclear what liabilities, if any, mobile game operators may have for virtual assets.

During the course of playing mobile games, some virtual assets, such as special equipment, user experience grades and other features of our users’ game characters, are acquired and accumulated. Such virtual assets can be important to users and have monetary value and in some cases are sold among users for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who is the legal owner of virtual assets, whether and how the ownership of virtual assets is protected by law, and whether an operator of mobile games such as us would have any liability to users or other interested parties (whether in contract, tort or otherwise) for the loss of virtual assets. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations. We have not been involved in any virtual assets related law suits. However, we cannot assure you that such law suits will not be brought against us in the future.

Based on several judgments by PRC courts regarding the liabilities of game operators for loss of virtual assets by users, the courts have generally required the game operators to provide well-developed securities systems to protect such virtual assets owned by users and have required some game operators to return the virtual items or be liable for the loss and damage incurred therefrom if the online game operators have been determined to be in default or held liable for infringement of users’ rights.

Concerns about the use of personal data in compliance with PRC law could damage our reputation and deter current and potential users from using our services.

Pursuant to the applicable PRC laws and regulations concerning the use and sharing of personal data, our PRC subsidiaries and consolidated affiliated entities are required to keep our users’ personal information confidential and are prohibited from disclosing such information to any third parties without the users’ consent. We apply strict management and protection to any information provided by users, and under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. In December 2012 and July 2013, new laws and regulations were issued by the standing committee of the PRC National People’s Congress and the MIIT to enhance the legal protection of information security and privacy on the Internet. The laws and regulations also require Internet operators to take measures to ensure confidentiality of information of users. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is shared with merchants or others may adversely affect our ability to share certain data with merchants, which may limit certain methods of targeted marketing. Concerns about the security of personal data could also lead to a decline in general Internet usage, which could lead to lower user traffic on our website. A significant reduction in user traffic could lead to lower revenues from paying users, which could have a material adverse effect on our business, financial condition and results of operations.

Our mobile game operations may be adversely affected by implementation of new regulations related to the PRC government’s anti-fatigue policies.

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. Our online mobile games may be subject to these policies. On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT, jointly issued a notice, or the Anti-Fatigue Notice, requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, game operators are required to reduce the value of game benefits for minor users by half when those users reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game users in China are now required to register their identity card numbers before they can play an online game. The anti-fatigue system allows game operators to identify which users are minors. These restrictions could limit our ability to increase our business among minors. Furthermore, if these restrictions were expanded to apply to adult users in the future, our business could be materially and adversely affected. On July 1, 2011, eight PRC government authorities, including the GAPP, the Ministry of Education, the MIIT and five others, jointly promulgated a further notice to strengthen the implementation of the anti-fatigue system and real-name registration, entitled the Notice on Initializing the Verification of Real-name Registration for Anti-Fatigue System on Online Games, or the Real-name Registration Notice, which took effect on October 1, 2011. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games. Accordingly, the notice provides more stringent punishment for online game operators for not implementing the anti-fatigue and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice requires the termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Parental Guardianship Project Circular, or the Real-name Registration Notice. The Real-name Registration Notice further increases our operational risks, as we will be required to spend more resources on real-name verification and anti-fatigue systems, which will lead to an increase in operation costs. In addition, the amount of time that minors will be able to spend playing online games such as ours will be further limited, which can be expected to lead to a reduction in our revenues. Furthermore, if we are found to be in violation of the Real-name Registration Notice, we may be required to suspend or discontinue our online game operations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our applications.

China has enacted laws and regulations governing Internet access and the distribution of news and other content, as well as products and services, through the Internet. The PRC government prohibits information that it believes to be in violations of PRC laws from being distributed through the Internet. The MIIT, the MOC and other competent government authorities have promulgated regulations that prohibit games from being distributed through the Internet if the games contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. If any of the games we offer were deemed to violate any such content restrictions, we would not be able to obtain the necessary government approval to continue such offerings and/or could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of our licenses for operating mobile games, which would materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for unlawful actions of our users or for content we distribute that is deemed inappropriate. We may be required to delete content that violates PRC laws and report content that we suspect may violate PRC laws, which may reduce our user base, the amount of time our games are played or the purchases of virtual items in our games. It may be difficult to determine the type of content that may result in liability for us, and if we are found to be liable, we may be prevented from operating our games or offering other services in China.

Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially and adversely affect our business.

We conduct substantially all of our operations in China. Accordingly, our business, financial condition, results of operations and prospects depend significantly on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors.

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Between late 2003 and 2008, the PRC government implemented a number of measures, such as increasing the PBOC’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which slowed the growth of credit. In 2008 and 2009, however, in response to the global financial crisis, the PRC government loosened such requirements. Any actions and policies adopted by the PRC government or any prolonged slowdown in China’s economy, in particular the mobile applications industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our users may decrease spending on our offerings, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

We may rely on dividends and other distributions from our PRC subsidiary to fund our cash and financing requirements, and any limitation on the ability of our subsidiary to make payments to us could materially and adversely affect our ability to conduct our business.

As an offshore holding company, we may rely principally on dividends from our PRC subsidiary for our cash requirements, dividends payments and other distributions to our shareholders, and to service any debt that we may incur and pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, PRC regulations permit our subsidiary to pay dividends only out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required each year to set aside at least 10% of its annual after-tax profits (as determined under PRC accounting standards) into its statutory reserve fund until the aggregate amount of that reserve reaches 50% of such entity’s registered capital. These reserves are not distributable as cash dividends.

If our PRC subsidiary incurs debt on their own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends and otherwise fund and conduct our business.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any offering to make loans or capital contributions to our PRC operating subsidiary, which could materially and adversely affect our liquidity and ability to fund and expand our business.

We may transfer funds to our PRC subsidiary or finance our PRC subsidiary by means of shareholder’s loans or capital contributions upon completion of an offering. Any loans to our PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits based on the amount of our investments in such subsidiary, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiary shall be approved by the MOFCOM or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiary may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular No. 142, on August 29, 2008. Under SAFE Circular No. 142, registered capital of a foreign invested company settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC, unless otherwise provided by PRC laws. In addition, foreign invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which will take effect and replace SAFE Circular No. 142 from June 1, 2015. Although under SAFE Circular No. 19, foreign-invested enterprises are allowed to freely convert their capital from foreign currencies into Renminbi and use the converted Renminbi for equity investments in the PRC, other restrictions on the foreign-invested enterprises’ use of the converted Renmibi under SAFE Circular No. 142 will continue to apply, such as restrictions on use of converted Renminbi for purposes beyond the business scope or for advancing Renminbi entrusted loans. The applicable foreign exchange circulars and rules may significantly limit our ability to transfer the net proceeds from an offering to our PRC subsidiary and convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010, although there have been periods when the U.S. dollar appreciated against the Renminbi. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further fluctuation in the value of the RMB against the U.S. dollar.

Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into a foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly owned PRC subsidiary in China, Chuangmeng Wuxian, to fund any cash and financing requirements we may have. See “Item 4. Information on the Company—C. Organizational Structure.”

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, Chuangmeng Wuxian may pay dividends in a foreign currency to us without pre-approval from SAFE. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. With the prior approval from SAFE, cash generated from the operations of our PRC subsidiary may be used to pay off debt owed to entities outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Uncertainties and changes in the PRC legal system could materially and adversely affect our business.

We conduct our business primarily through our PRC subsidiary and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements, including those governing PRC tax matters, are relatively new and amended frequently, and their interpretation and enforcement often raise uncertainties that could limit the reliability of the legal protections available to us. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violations of these policies and rules until the violations have occurred. Furthermore, the PRC administrative and court authorities have significant discretions in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in the PRC versus other more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith, and may affect our ability to enforce our contractual or tort rights. Such uncertainties may result in substantial operating expenses and costs, and any litigation in China may result in diversion of resources and management’s attention, and therefore materially and adversely affect our business and results of operations We cannot predict future developments in the PRC legal system. We may be required to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our inability to obtain such permits or authorizations may materially and adversely affect our business, financial condition and results of operations.

The PRC government extensively regulates the Internet industry, including the foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. With regard to the mobile game industry in China, various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the SAIC, the MOC, the SAPPRFT, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the Internet and the mobile game industries. There exist inconsistencies and ambiguities in the regulations promulgated by different government authorities. We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide mobile game services. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Risks and uncertainties relating to PRC regulation of Internet businesses include, but are not limited to, the following: (1) new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including mobile game businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties and our business operations could be disrupted; (2) there are uncertainties relating to the regulation of the Internet industry in China, including evolving licensing requirements. This means that permits, licenses or operations of some of our companies may be subject to challenge, or we may fail to obtain or renew permits or licenses that applicable regulators may deem necessary for our operations. If we fail to maintain or obtain the required permits or licenses, we may be subject to various penalties, including fines and discontinuation of, or restriction on, our operations. Any penalty may disrupt our business operations and may have a material adverse effect on our results of operations; (3) the interpretation and application of existing or future PRC laws, regulations and policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain any new licenses required under any existing or new laws or regulations. There are also risks that we may be found to be in violation of existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet businesses. If current or future laws, rules or regulations regarding Internet-related activities are interpreted in such a way as to render our ownership structure and/or business operations illegal or non-compliant, our business could be severely impaired and we could be subject to severe penalties.

We may be required to obtain approval of the CSRC before listing and trading the ADSs on the NASDAQ Global Select Market.

Pursuant to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective in September 2006, and were amended in June 2009, an offshore special purpose vehicle, or SPV, formed for purposes of seeking overseas listing of the interest in PRC companies via acquisition and controlled directly or indirectly by PRC companies or individuals shall obtain the CSRC’s approval prior to listing and trading of the SPV’s securities on an overseas stock exchange. On December 14, 2006, the CSRC published procedures for SPVs to obtain approval of overseas listings. The procedures include filing documents with the CSRC and take several months to complete. The application of this new PRC regulation remains unclear.

While the application of the New M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel that CSRC’s approval is not required given the fact that (i) Chuangmeng Wuxian was incorporated as a wholly foreign-owned enterprise by means of direct investment, rather than by acquisition of the equity interests or assets of a PRC domestic company owned by PRC companies or individuals as defined in the New M&A Rules, and (ii) no provision in the New M&A Rules explicitly classifies the contractual arrangements among Chuangmeng Wuxian, each of Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng and their respective shareholders as a type of transaction subject to the New M&A Rules. However, our PRC legal counsel further advised us that since there has been no official interpretation or clarification of the New M&A Rules, there remains some uncertainty as to how the New M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws and regulations or further implementations and interpretations of competent government authorities in any form relating to the New M&A Rules. However, we cannot assure you that PRC government authorities, including the CSRC, will reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC government authorities determine that prior CSRC approval is required, any future registered offering will be delayed until we obtain the approval from the CSRC, which may take several months or longer. If a prior approval from the CSRC is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities.

These regulatory authorities may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from future offerings into the PRC, or take other actions that could materially and adversely affect our business or the trading price of the ADSs. The CSRC or other PRC regulatory authorities may also require us, or make it advisable for us, to halt an offering before settlement and delivery of the ADSs offered. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. We have requested PRC residents who we know currently hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. To the best of our knowledge, all of our shareholders who are PRC residents and who hold interests in us are preparing to file with local SAFE branches for SAFE registration and/or amendment in connection with their overseas investment and shareholding in our company according to SAFE Circular No. 37. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since SAFE Circular No. 37 was recently issued, there remains uncertainty with respect to its implementation. Therefore, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required. If they fail to make or update the registration, our PRC subsidiary could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiary’s ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or preventing us from paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to comply with the registration requirements for employee share option plans may subject our PRC equity incentive plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Circular of the SAFE on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals’ Participating in the Share Incentive Schemes of Overseas-Listed Companies, or SAFE Circular No. 7, to replace the previous Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies issued by SAFE in March 2007. SAFE Circular No. 7 regulates foreign exchange matters associated with employee stock option incentives or similar incentives permitted under applicable laws and regulations granted to PRC residents by companies whose shares are listed on offshore stock exchanges.

In accordance with SAFE Circular No. 7, all PRC residents who participate in share incentive plans of an overseas publicly-listed company are required, through the PRC subsidiary of the overseas publicly-listed company, to jointly entrust a PRC agent to handle foreign exchange registration with SAFE or its local office and complete procedures relating to the share incentive schemes such as opening accounts and capital transfers. PRC residents include PRC nationals or foreign citizens having been consecutively residing in PRC for not less than one year, acting as directors, supervisors, senior management personnel or other employees of PRC companies affiliated with such offshore listed company. A PRC agent can be one of the PRC subsidiaries of the offshore listed company participating in the share incentive scheme or another PRC institution qualified for asset trusteeship s as designated by the PRC subsidiary and in accordance with PRC laws. The foreign exchange proceeds received by the PRC residents from sale of shares under share incentive plans granted by offshore listed companies must be remitted to bank accounts in China opened by the PRC agents. Further, a Notice Concerning Individual Income Tax on Earnings from Employee Stock Options, jointly issued by the Ministry of Finance and the State Administration of Taxation, or the SAT, provides that domestic companies that implement employee share option programs must file the employee share option plans and other relevant documents with local tax authorities having jurisdiction over the companies before implementing such plans, and must file share option exercise notices and other relevant documents with local tax authorities before their employees exercise any share options.

We and our PRC employees who have been granted restricted shares or exercised share options granted under our share incentive plans are subject to these regulations. We and our PRC optionees have not completed the relevant foreign exchange registration procedures in accordance with SAFE Circular No. 7. We plan to complete, and advise our employees to complete, these procedures in connection with our share incentive plans. However, we cannot assure you that registration procedures with SAFE or its local counterparts in full compliance with SAFE Circular No. 7 will be completed on a timely basis, if at all. The failure to complete these procedures may subject us or our PRC employees holding restricted shares or share options under our share incentive plans to fines and other legal or administrative sanctions.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both effective from January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to a 25% enterprise income tax on its global income. The implementation rules further define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular No. 82, which sets out certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

Although Circular No. 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular No. 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. As a result, we cannot assure you that the SAT will not implement Circular No. 82 or amend the rules in the future to the effect that such rules will apply to us or our overseas subsidiary. Therefore, although we currently take the position that we and our overseas subsidiary are not PRC resident enterprises, there is no assurance that we or our overseas subsidiary will not be so treated. The SAT issued the Administrative Measures on Enterprise Income Tax of Foreign-Incorporated Chinese-Controlled Resident Enterprises (Trial) on July 27, 2011, which took effect from September 1, 2011. According to these measures, in the event that the PRC authorities subsequently determine that we should be treated as a resident enterprise and decide to issue the Resident Enterprise Recognition Letter for Foreign-Incorporated Chinese-Controlled Enterprises to us, we may be required to handle all tax matters according to the rules governing PRC resident enterprises for the enterprise income tax purpose from the year when such letter is issued to us. If the competent PRC tax authorities determine that our legal entities organized outside of the PRC constitute PRC resident enterprises, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Dividends paid to us from our PRC subsidiary would qualify as “tax-exempted income.”

If we are treated as a PRC tax resident enterprise, dividends paid by us to our investors and gains on the sale of our shares may be subject to PRC withholding tax. Under the New EIT Law and related implementation regulations, PRC withholding tax at the rate of 10% is applicable to dividends from PRC source paid to investors that are “non-resident enterprises,” that do not have an establishment or place of business in the PRC, or that have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business. In addition, any gain realized on the transfer of ADSs or shares by such investors is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless an applicable treaty provides otherwise. Individual non-PRC investors may be subject to such PRC taxes on dividends and gains of a rate of 20% unless an applicable treaty provides otherwise. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to such PRC tax. If we are required under the New EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our Class A ordinary shares or ADSs may be materially and adversely affected.

Any change in the tax treatment we currently enjoy in the PRC may materially and adversely impact our net income.

Our PRC subsidiary is incorporated in the PRC and is governed by applicable PRC income tax laws and regulations. The New EIT Law and its implementing rules, both of which came into effect on January 1, 2008, impose a statutory rate of 25% on PRC enterprises. However, the New EIT Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the New EIT Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. Under the New EIT Law, its implementation regulations and other relevant rules, newly established software enterprises such as Shenzhen iDreamSky may be entitled to a two-year exemption followed by a three-year 50% enterprise income tax rate reduction from its first profit-making year. Shenzhen iDreamSky qualifies as a newly established software enterprise and is entitled to such preferential tax treatments with the relevant PRC tax authority. Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. While the PRC enterprise income tax is generally imposed based on actual taxable income, some of our subsidiaries pay enterprise income tax based on a deemed profit calculation. We cannot assure you that the local tax authorities will not, in the future, change their position and discontinue any of our current tax treatments, potentially with retroactive effect. The discontinuation of any of our current tax treatments could materially increase our tax obligations and adversely impact our net income.

The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiary to us through our Hong Kong subsidiary and we may not be able to obtain certain treaty benefits under the relevant tax treaty.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business through our PRC subsidiary and we derive all of our income from it. Under the New EIT Law and its implementation rules, dividends generated after January 1, 2008 payable by a foreign-invested enterprise in the PRC to its shareholders that are “non-resident enterprises” are subject to a 10% withholding tax, unless such shareholders’ jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential arrangement.

Pursuant to the Notice of the SAT on Issuing the Table of Tax Rates on Dividends in Treatises, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, such withholding tax may be lowered to 5% if the PRC enterprise is at least 25% directly held by a Hong Kong enterprise. In October 2009, the SAT further issued the Notice on How to Understand and Determine the “Beneficial Owners” in Tax Treaties, or Circular No. 601. According to Circular No. 601, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners,” who are generally individuals, companies or other organizations which are normally engaged in substantive operations, may not be approved to enjoy tax treaty benefits. These rules also set forth certain criteria for determining whether, for treaty purposes, a person is a “beneficial owner.” Specifically, they expressly exclude a “conduit company” from qualifying as a “beneficial owner” if it is established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in substantive operations such as manufacturing, sales or management. As a result, dividends from our PRC subsidiary paid to us through our Hong Kong subsidiary may be subject to a reduced withholding tax at a rate of 5% only if our Hong Kong subsidiary is determined to be a Hong Kong tax resident and is considered to be a “beneficial owner” that is generally engaged in substantive business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Otherwise, we may not be able to enjoy the preferential withholding tax rate of 5% under the tax arrangement and may therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiary to us through our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The SAT and its local counterparts have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise by promulgating and implementing the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or SAT Circular No. 59, and the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular No. 698. Both SAT Circular No. 59 and SAT Circular No. 698 became retroactively effective on January 1, 2008.

Under SAT Circular No. 698, except for the purchase and sale of equity through a public securities market, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the Indirect Transfer is considered as an abusive use of company structure without reasonable commercial purpose. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. SAT Circular No. 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On February 3, 2015, the SAT issued an Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer, while the other provisions of SAT Circular No. 698 remain in force. Public Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under SAT Circular No. 698 but also transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the term “transfer of the equity interest in a foreign intermediate holding company” widely. In addition, Public Notice 7 provides clearer criteria than SAT Circular No. 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

There is little guidance and practical experience as to the application of SAT Circular No. 698 and Public Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under SAT Circular No. 698 and Public Notice 7 and may be required to expend valuable resources to comply with SAT Circular No. 698 and Public Notice 7 or to establish that we should not be taxed under SAT Circular No. 698 and Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

The PRC tax authorities have the discretion under SAT Circular No. 59, SAT Circular No. 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular No. 59 or SAT Circular No. 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

The enforcement of labor contract law and increase in labor costs in the PRC may adversely affect our business and our profitability.

China adopted a labor contract law and its implementation rules effective on January 1, 2008 and September 18, 2008, respectively. The labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment upon permitted termination of the employment by an employer and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed term employment contract. Due to the limited period of effectiveness of the labor contract law and its implementation rules, and the lack of clarity with respect to their implementation, potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules and we may be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Additionally, PRC companies are subject to various laws and regulations regarding social insurance and housing funds, under which our PRC subsidiary and affiliates are required to pay employees’ pension contributions, housing funds, medical insurance premiums and other welfare-oriented payments. Shenzhen iDreamSky and Shenzhen Mengyu have not fully contributed social insurance premiums and housing funds for their employees in strict compliance with applicable PRC laws. As such, they may be ordered to compensate the cumulative amount of the under-contributed social insurance premiums and housing fund contributions and be subject to administrative penalties, including fines. In the event that we fail to comply with the social insurance and housing funds contribution requirements, we may be subject to administrative penalties, and our business and reputation may be adversely affected.

Certain of our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

Our primary office premises is located within the High and New Technology Industry Area of Shenzhen Special Economic Zone, or the High-Tech Area. According to the relevant administrative measures of the High-Tech Area, the properties located in the High-Tech Area can only be used by the owners of the properties for their own purposes. When an owner has used 50% or more of the construction area of its property located in the High-Tech Area for its own purposes, the owner may apply to the administrative authority of the High-Tech Area for an approval for leasing the remaining vacant property to third parties. If an owner leases its property within the High-Tech Area to third parties without obtaining the approval from the administrative authority, it may be ordered to terminate the lease and be subject to certain penalties. The landlord of our office premises has not obtained the approval from the administrative authority of the High-Tech Area prior to its leasing of the premises to us. Therefore, the landlord may be deemed by relevant authorities to lack the right to lease, and its lease agreements with us may not be valid or enforceable under PRC laws and regulations. Our lease agreements may also be challenged by relevant administrative authorities. Our landlord has filed an application to the administrative authority of the High-Tech Area for the approval for leasing the office premises to us, but it cannot be assured that the landlord will obtain the approval and the relevant administrative authorities will not challenge our lease agreements. Our business may be interrupted if we are required to relocate our office as a result of such defects, and we may incur substantial costs in connection with such relocation.

Further, according to the guidelines of the administrative authority of the High-Tech Area regarding the relocation within the High-Tech Area, a tenant must obtain relocation approval prior to the tenant’s entering into a lease agreement with a new landlord. We moved from our former office to our current office, both of which are located in the High-Tech Area in 2013. However, we did not obtain the approval from the administrative authority of the High-Tech Area for the relocation. We are unable to apply to the administrative authority of the High-Tech Area for approval of our relocation until our landlord has obtained approval for leasing us our current office premises.

In addition, the lease agreements of our PRC operating entities have not been registered with competent governmental authority. Further, if a landlord has not obtained the consent from the administrative authority for lease of its property in the High-Tech Area, the lease agreement of a landlord cannot be registered with the competent government authority. According to PRC laws and regulations, the failure to register a lease agreement will not affect its effectiveness between the tenant and the landlord, however, the landlord or the tenant may be subject to fines for such failure to register the lease agreements.

If the custodians or authorized users of our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these corporate instruments, our business and operations could be materially and adversely affected.

In China, legal documents are generally executed using corporate chops. The corporate chops and seals of our PRC entities are essential to our ability to enter into contracts, conduct banking business and take certain corporate actions, including filing with the relevant PRC authorities. In order to maintain the physical security of our corporate chops and seals, we store them in secure location accessible only to authorized personnel, who are usually members of our senior management. Although we monitor such authorized personnel, there is no assurance these procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could experience significant disruption to our operations. Attempts to remedy such disruption may involve expensive legal or other proceedings, and we may not prevail for a long time or at all. In particular, during any period we lose effective control of an entity as a result of such misuse or misappropriation, the business activities and economic contribution of the affected entity could be severely disrupted, or our auditor may be unable to access documents and information from such entities that may be necessary for them to complete an audit of the consolidated financial statements of our group.

We face risks of health epidemics and other disasters in China, which could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. Any adverse public health developments in China could require the temporary closure of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations. Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events, all of which may disrupt our business. If any significant man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

Risks Related to Our ADSs

The market price for the ADSs may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NASDAQ Global Select Market on August 7, 2014, the trading price of our ADSs has ranged from US$6.64 to US$25.95 per ADS, and the last reported trading price on April 28, 2015 was US$8.99 per ADS. The market price of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	changes in the general environment and the outlook of the mobile game industry and the broader telecommunications and Internet industries;

•	regulatory developments in the mobile game industry and the broader telecommunications and Internet industries;

•	actual or anticipated fluctuations in our quarterly or annual results of operations;

•	changes in financial estimates by securities research analysts or the failure by securities research analysts to cover our ADSs after the listing;

•	negative market studies or reports;

•	changes in performance and valuation of our peer or comparable companies;

•	announcements by us or our competitors of new products, services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	changes in our senior management;

•	sales or anticipated sales of additional ordinary shares or ADSs; and

•	fluctuations in the exchange rate between the Renminbi and the U.S. dollar.

In addition, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities or incurrence of additional indebtedness could result in additional dilution to our shareholders or increase our debt service obligations.

Historically, we have relied principally on external sources of financing to fund our operations and capital expansion needs. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity, equity-linked or debt securities or enter into a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. Debt financing would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Additional sales of our Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2014, we had 173,912,753 ordinary shares outstanding, including 92,466,633 Class A ordinary shares and 81,446,120 Class B ordinary shares. All ADSs are freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rule 144 under the Securities Act.

In addition, certain holders of our ordinary shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of the ADSs to decline.

Our dual-class ordinary share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class ordinary share structure such that our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. On a poll, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible to Class B ordinary shares under any circumstances. Upon any sale, pledge, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of shares, as of December 31, 2014, our existing holders of Class B ordinary shares collectively owned approximately 89.8% of the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, Michael Xiangyu Chen, our co-founder, chairman and chief executive officer, owned approximately 40.2% of the voting power of our outstanding shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

You may not have the same voting rights as the holders of our Class A ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by the ADSs. You have a right to instruct the depositary how to exercise those voting rights. However, the depositary or its nominee may not successfully comply with your instructions or intentions. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

The depositary may give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not give voting instructions, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if we timely asked for your instructions but the depositary does not receive your instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs as to all matters at the shareholders’ meeting unless:

•	we instructed the depositary we do not wish to receive a discretionary proxy;

•	we informed the depositary that there is substantial opposition to the particular matter; or

•	the particular matter would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not give voting instructions, you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations in transferring your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our memorandum and articles of association contain anti-takeover provisions that could discourage, delay or prevent a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by our ADSs, at a premium.

Our memorandum and articles of association contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or a similar transaction. For example, our board of directors has the authority to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders. These preferred shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting rights of the holders of our ordinary shares and ADSs may be diluted.

You may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, operate all of our business from mainland China and Hong Kong and all of our officers reside outside the United States.

We are incorporated in the Cayman Islands and primarily conduct our operations through our subsidiaries in Hong Kong and mainland China and through our VIEs, Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng, in China. Most of our directors and officers reside outside the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to attest to and report on the effectiveness of the internal control structure and procedures for financial reporting.

We will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the fiscal year during which we have gross revenues of US$1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering, (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the previous three-year period, or (iv) when we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act.

We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the trading price of our ADSs may be more volatile.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring filings with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance listing standards. However, NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards. Although we do not currently plan to utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur increased costs as a result of becoming a public company.

As a public company, we expect to incur a significantly higher level of legal, accounting and other expenses than we do as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Global Select Market, require changes in the corporate governance practices of public companies. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with the fiscal year ending December 31, 2015, In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We will also incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other reports with the SEC. We expect these rules and regulations to increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs or the timing of initially additional costs we may incur.

There can be no assurance that we will not be a passive foreign investment company for United States federal income tax purposes for any taxable year, which could result in adverse United States federal income tax consequences to United States Holders of the ADSs or ordinary shares.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes, for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. If we are a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse United States federal income tax consequences could apply to such United States Holder.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we are treating Shenzhen Mengyu, Beijing Chuangmeng and Shenzhen iDreamSky, our VIEs, as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to substantially all of the economic benefits associated with these entities, and as a result, we consolidate these entities’ operating results in our consolidated GAAP financial statements. If it were determined, however, that we are not the owner of any of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we likely would be treated as a PFIC for the taxable year ending on December 31, 2014 and any subsequent taxable year.

Assuming that we are the owner of our VIEs and their subsidiaries for United States federal income tax purposes, based on the market value of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending December 31, 2014, and we do not expect to be a PFIC for our current taxable year ending December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service, or the IRS, will not take a contrary position.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations, including regulations relating to royalty income and income from intangible assets, as well as certain IRS guidance relating to the classification of assets as producing active or passive income and certain IRS guidance relating to the distinction between services income and royalties for United States federal income tax purposes. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the taxable year ending December 31, 2014, or we may become a PFIC for the current or one or more future taxable years.

Changes in the composition of our income and assets or value of our assets may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we are or will become a PFIC for any taxable year may depend, in part, upon the value of our goodwill and other intangibles not reflected on our balance sheet (which may be determined based upon the market value of our ADSs or ordinary shares from time to time, which may be volatile) and may also be affected by how, and how quickly, we spend our liquid assets and the cash raised in offerings. Among other matters, if our market capitalization were to decrease below our current market capitalization, we may be or become a PFIC for the current or future taxable years because our cash and other passive assets would then comprise a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other intangibles, which may result in our company being classified as a PFIC for the taxable year ending December 31, 2014, or becoming classified as a PFIC for the current or one or more future taxable years.

See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” Each United States Holder is urged to consult with its tax advisors regarding the impact of the PFIC rules on an investment in our ADSs or ordinary shares.

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced operations in November 2009 with the establishment of Shenzhen Mengyu in China. In February 2011, we incorporated Shenzhen iDreamSky, which became the primary entity through which we operate our business. In January 2012, we established Beijing Chuangmeng in China. Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng, or collectively, our variable interest entities or VIEs, later became our PRC consolidated affiliated entities through the contractual arrangements described below. We hold licenses required for our business under PRC law through our VIEs.

On February 23, 2012, we incorporated our current holding company, iDreamSky Technology Limited, or iDreamSky, as an exempted limited liability company in the Cayman Islands, for purposes of international financing. In March 2012, iDreamSky established its wholly owned subsidiary, iDreamSky Technology (HK) Limited, or iDreamSky HK, in Hong Kong. In April 2012, iDreamSky HK established its wholly owned subsidiary, Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., or Chuangmeng Wuxian, in China. Chuangmeng Wuxian is engaged in the business of software development, which is a foreign investment industry encouraged under the latest version of Guiding Catalog for Foreign Investment Industries. In October 2014, iDreamSky HK established Qianhai Chuangyi Shikong Technology (Shenzhen) Limited, which is engaged in the business of software development and technology and consulting services.

On August 7, 2014, we listed our ADSs on the NASDAQ Global Select Market under the symbol “DSKY.” In August 2014, we completed the initial public offering of our ADSs.

Our principal executive offices are located at 16/F, A3 Building, Kexing Science Park 15 Keyuan Road North, Nanshan District Shenzhen, Guangdong, China. Our telephone number is +86-755-8668-5111 and our fax number is +86-755-8653-0126. Our registered address in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, NY10017.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

Overview

We are the largest independent mobile game publishing platform in China based on the number of active users in 2014, with a market share of 26.5%, according to the Analysys Report. In the fourth quarter of 2014, we had average MAUs of 110.6 million, compared to average MAUs of 91.0 million in the fourth quarter of 2013. Our mission is to deliver fun and engaging mobile games and entertainment to mobile users, thereby enriching their mobile lifestyle.

We believe we have redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through our proprietary distribution channels as part of our broader publishing solution. Our proprietary distribution channels include in-game cross promotions and our self-operated iDreamSky Game Center and www.uu.cc. Well-known international and domestic mobile game developers grant us access to the source code of their games, allowing us greater control and efficiency in redesigning their games for the China market. We distribute our games through both our proprietary distribution channels and third-party channels, such as app stores and device pre-installations. Our proprietary distribution channels have generated 113.5 million game downloads and activations in 2014, an increase of 16.2% from 97.7 million in 2013. In addition, in 2014, we began to launch games developed by subsidiaries of one of our VIEs and, in 2015, we began to launch games developed by us based on non-game entertainment content.

We also operate games as a service, where we offer live game services, engage in live user communications and gain user insights through our multi-dimensional data analysis engine to drive ongoing game optimization and monetization. We are committed to bringing the best mobile entertainment to users. We frequently release graphics, functional and promotional updates for our existing game titles to surprise and engage our users, enhancing their enjoyment of our games. We provide our users with live game services and connect them through friend lists, message boards, leaderboards and user tournaments, enabling in-game interaction and social networking. We analyze user data to gain insights into user habits and preferences and improve our games and services. The fun games, continuous updates, live game services and social connectivity that we offer on our platform allow us to build a large, highly active and loyal user base.

We are focused on becoming the partner of choice for global game developers seeking to launch their games in China. Our partnerships with game developers typically take the form of exclusive licensing, game acquisition, strategic investments and joint operations. Our proven platform offers a one-stop solution, including game redesign and porting, ongoing optimization, marketing, distribution, monetization, payment support and user-related services, which is especially valuable for overseas game developers. Our solutions help game developers acquire and monetize a large user base in China. A substantial majority of our games are free to download and play, and we monetize our game offerings and user base and generate revenue primarily through sales of in-game virtual items. Through our in-depth understanding of China’s mobile game users, distribution channels that access a large user base, strong publishing and operation capabilities and data-driven product and service optimization that leads to more effective monetization, we believe we bring, and will continue to bring, compelling value to our game developer partners.

In addition to our proprietary distribution channels, we also distribute our games by partnering with major app stores, mobile social network apps and mobile browsers in China, such as YingYongBao, Tencent’s app store, Weixin, Qihoo 360 Mobile, mobile device makers and retailers such as Xiaomi, Lenovo and Huawei, mobile carriers and mobile advertising agents. We believe this third-party distribution network allows us to reach substantially all of the Android- and iOS-based mobile Internet population in China. We also partner with almost all major payment service providers in China, including all three mobile carriers and major third-party payment service providers such as Alipay, Weixin Payments, Tenpay, China UnionPay and Yeepay. Our high-quality game portfolio and large user base incentivize our distribution and payment partners to work with us. This helps us provide easy access to our games and convenient payment solutions to our users, as well as seamless game publishing and monetization to our game developer partners.

Our Games and Products

Game sourcing

We actively seek out games in different genres and from different developers to enhance our existing portfolio of games. We also explore opportunities to collaborate with top content providers to launch games based on non-game content such as popular TV shows and movies in China. We review hundreds of mobile games every year and assess their commercial viability and other potential benefits, including brand value, using our proprietary game scoring system.

As of December 31, 2014, we operated 30 casual games and 27 mid- and hardcore games. Our games span a number of genres and attract a demographically diverse community. A substantial majority of our games are free to play, and we generate revenue from the sale of in-game virtual items. We believe that the free-to-play model is effective in user acquisition and that virtual goods merchandizing is crucial to user monetization.

•	Casual games. We collaborate with international and domestic game developers to redesign and operate popular casual games in diverse genres that are fun and easy to play. Our popular casual games in operation as of December 31, 2014 included the Temple Run series, an endless running game which we launched in February 2013, Subway Surfers, an endless running game which we launched in September 2013, Three Kingdoms of Fruits, a role-playing game which we launched in April 2014, and Fruit Ninja, a reflex game which we launched in September 2011. We also have racing, shooting, puzzle and other genres of the game.

•	Mid- and hardcore games. We license and operate mid- and hardcore mobile games developed by leading domestic and international mobile game studios, most of which are turn-based role-playing games, action role-playing games, strategy games and action fighting games with themes focusing on myths, fantasy and history. Users typically enjoy a more immersive experience in these games than they do in casual games and tend to play the games for a longer period of time on average every day, return more frequently and spend more money on in-game purchases, resulting in higher ARPPU. Our popular mid- and hardcore games in operation as of December 31, 2014 included Fire over Sky, a role-playing game which we launched in August 2014, Story of Beauty, a card game which we launched in July 2014, and Three Swordsmen, a role-playing game which we launched in February 2014.

License and acquisition arrangements

We enter into content distribution agreements or joint operation agreements with game developers for each of our game licenses.

•	Content distribution agreements with overseas game developers. We enter into content distribution agreements with overseas game developers under which the developers of internationally popular casual games grant us the right to distribute their games in China, and, in some cases, in Hong Kong, Macau and Taiwan, as well as certain Southeast Asia countries. Most of our distribution agreements are on an exclusive basis in the territory with respect to Android- or iOS-based mobile devices, or both, ranging from a term of one to three years, renewable upon both parties’ consent. Some of these agreements extend to Windows system based devices. Typically, other than the revenue sharing as discussed below, we pay the game developers either a royalty or a recoupable minimum guarantee, or both, in installments at different stages pursuant to the relevant contracts.

Under these content distribution agreements, we and our game developer partners typically adopt a revenue sharing arrangement, pursuant to which, after deducting for the fees paid to channels (which typically range from 40% to 70% of gross billings, pursuant to our agreements with our channel partners), including the credit allowables for deduction for games that were downloaded through our owed platforms and other expenses, our game developer partners generally receive 50% to 80% of the net billings.

•	Content distribution agreement with domestic game developers. In the first quarter of 2014, we also entered into content distribution agreements with domestic game developers of casual games and mid- and hardcore games, under which the game developers grant us the right to publish, market, operate and monetize their games in China. The agreements are typically on an exclusive basis, with a term of one to three years, renewable upon both parties’ consent. Typically, other than the revenue sharing arrangement discussed below, we pay the game developers either a licensing fee or a recoupable advance revenue share, or both, in installments at different stages pursuant to the relevant contracts.

We and our game developer partners typically adopt revenue sharing arrangements, pursuant to which our game developer partners generally receive 15% to 30% of the gross billings. Our channel partners generally receive 40% to 70% of the gross billings, pursuant to our agreements with them.

•	Joint operation agreement with game developers. We enter into joint operation agreements with a small number of domestic game developers under which we publish, market, operate and monetize games developed by these game developers. The agreements are typically on a non-exclusive basis, with a term of one to three years, renewable upon both parties’ consent. In 2014, gross billings generated from these agreements was insignificant.

We negotiate revenue sharing arrangements with our game developer partners based on various factors, such as our market position and track record, the track record of the game developer, the nature and the revenue generation history or our evaluation of the potential of the specific game, and the parties’ prior relationships.

In addition to the above, since 2014, we have published games developed by the subsidiaries of one of our VIEs and games acquired under game acquisition agreements from third-party game developers. We typically select games that are initially developed by smaller game developers that do not have the resources and platform to market and monetize the games effectively. We utilize our existing platform, know-how and resources for further development, refinement, marketing and monetization of these games. Under the game acquisition agreements, we acquired, for a fixed consideration, the exclusive right to publish and operate the games, as well as the right to license to third parties the game and all its associated intellectual property rights, including any game updates and artwork. We are entitled to all the revenue generated from these self-developed and acquired games.

Our Services and Non-game Products

We provide in-game advertisement services to selected business partner through placing targeted in-game advertising content and push notifications to our users. We derive a small percentage of our revenues from this business.

SkyNet, iDreamSky Game Center and www.uu.cc provide social connectivity for our platform.

Embedded in our games, SkyNet supports users game-playing experience on our platform. It integrates a comprehensive suite of SDK modules enabling (i) a centralized user account and data management system, (ii) a communication and social networking system, (iii) a marketing system and (iv) a payment system.

iDreamSky Game Center is our proprietary application in which users can download mobile games we publish and obtain a wide variety of game resources. We leverage iDreamSky Game Center to increase user satisfaction and retention.

www.uu.cc is our self-operated community website offering mobile game downloads, news and information. It also offers a library of literature on game strategies and a forum for discussions about games and game experience, which are particularly attractive to hardcore gamers.

Our Publishing Platform

Our mobile game publishing platform offers a one-stop solution covering redesign and porting, ongoing optimization, marketing, distribution, monetization and payment support.

Redesign and porting

For games made by overseas developers, we provide the following redesign and porting services:

•	localize game content and design, as well as optimize the creation, deployment and pricing of virtual items and special functions in accordance with the preferences and behavior of China’s mobile users. We are able to achieve in-depth localization and optimization because we are granted the source code of the games by the game developers;

•	optimize the file size of the games and reconfigure them to be more compatible and accessible through China’s mobile carrier network;

•	beta test the games on various mobile devices and distribution platforms; and

•	ongoing user data monitoring and analyzing to gain user insights and enhance strategies on content update, new edition release, user engagement, retention and monetization.

For domestic game developers, we review their games, assess commercial potential and recommend solutions to modify and improve their games.

Proprietary distribution

A substantial amount of our game downloads and activations are generated through our proprietary distribution channels with no direct marketing expenses or revenue sharing with a third-party app store.

•	In-game cross-promotion. As our user base grows and reaches critical mass, we are able to generate a significant percentage of our game downloads and activations through in-game cross-promotion. We cross-promote by presenting targeted game recommendations to users based on each user’s interests, which we learn from the user’s historical account data. Based on data analysis, we are able to push recommendations at such time and frequency that can more effectively convert a game recommendation into a game activation.

•	Self-operated channels. As our brand awareness increases in the mobile user community, we are able to acquire new users through our self-operated game publishing channels, iDreamSky Game Center and www.uu.cc.

Third-party distribution

To complement our proprietary distribution channels, we also distribute our mobile games through a diversified range of third-party distributors, including app stores, mobile browsers, mobile device makers and retailers, mobile carrier distribution channels and third-party mobile advertising agents. Through third-party platforms, we can reach a wider audience and take advantage of the popularity of their platform, social and sharing network and sometimes, payment processing services. We distributed games through over 1,000 distribution channels across China as of December 31, 2014, including:

•	App stores, such as YingYongBao, Qihoo 360 Mobile, 91 Wireless, Xiaomi Shop, gFan App Store and iOS App Store.

•	Social networking platforms, such as Weixin.

•	Mobile pre-installations, on devices such as smartphone manufactured by Xiaomi, Lenovo, Huawei, ZTE and Suning.

•	Mobile carrier distribution channels, such as China Mobile, China Unicom and China Telecom, whose app stores are pre-installed on mobile devices operated by them.

•	Others, such as mobile browsers, mobile alliances and professional mobile advertising agents.

Marketing and promotion

We have formulated effective marketing and promotion strategies to stimulate game downloads and activations, increase in-game spending, and extend game life cycles:

•	In-game marketing. We organize user tournaments, in-game battles, leaderboard rankings and other user activities. We reward users with top game play performance by inviting them to special events organized by us. We also cross-promote our games.

•	Offline marketing. We organize marketing events for game players in association with our business partners, such as game developers, device manufacturers and mobile carriers. We promote our game through offline advertisements and at trade shows and industry events. We also develop offline promotional events that further build our brand awareness.

•	Celebrity or event-driven marketing. We develop and launch special editions for our games for celebrities or special occasions, capturing the latest trends and interest among mobile users. For example, Bruce Lee, one of most famous martial arts masters, will be launched in 2015 as a payable character in Temple Run 2.

Monetization and payment solutions

We generate our game revenues from the sale of in-game virtual items. Virtual items include items, avatars, skills, privileges or other in-game consumables, features or functionality, through which users can extend their play, enhance or personalize their game environments and accelerate their progress in our games.

The creation, deployment and pricing of our virtual items also significantly impact our game monetization. We have accumulated a large amount of user data that allows us to understand what kind of virtual items, offered at what time, in which scene and at what price, are more likely to generate in-game purchases.

Our virtual items can be purchased conveniently and speedily processed through mobile billing systems including mobile carrier billing and online payment channels including Alipay, Weixin Payments, Tenpay, China UnionPay and Yeepay. As of December 31, 2014, we cooperated with over 100 payment channels. We believe our comprehensive payment network greatly facilitates user monetization.

As a result of our effective monetization strategies and payment solutions, average MPUs of our games increased from 0.3 million in the fourth quarter of 2012 to 5.1 million in the fourth quarter of 2013, and further to 6.9 million in the fourth quarter of 2014, representing a paying ratio of 0.9%, 5.7% and 6.2% for the relevant period, respectively.

Our Technology

We have developed a proprietary technology platform with strong data analysis capabilities that integrates and tracks every aspect of our business operations, including game redesign, distribution and payment channel management, user research, virtual goods merchandizing, marketing, cross-promotion and game services.

•	Our scalable cloud-based infrastructure. Our technology architecture has been designed to scale horizontally to accommodate the massive amounts of data generated on our platform. This allows our distribution, operation and payment teams to cooperate with each other and the product and research and development teams to design, deliver and share innovations.

•	SkyNet. SkyNet consists of our servers and the SDK modules embedded in our mobile game applications, which jointly support various functions within our games, including analysis of user and game data, central management of user accounts, account security, payment gateway connectivity, user communication, social connectivity and cross-promotion.

•	Multi-dimensional data analysis engine. Our proprietary multi-dimensional data analysis engine collates and structures the large amount of data on our platform in a variety of ways so it can be used for ad-hoc analysis, real time in-line analysis and standardized reports. Our data analysis generated visualized results filterable based on numerous performance metrics, enabling us to locate key performance drivers and non-performing virtual items or cross-promotion advertisements.

•	Cross-promotion. We use sophisticated algorithms to determine the likelihood of user engagement with specific game recommendations and we match the most relevant games or third-party applications to each of our users based on the user’s profile and game play history.

Research and Development

We have invested and will continue to invest substantial resources in our research and development activities, including enhancing existing games, launching new games and developing social connectivity functions on our platform. Since the fourth quarter of 2014, we have started to invest in developing games based on popular non-game entertainment content. We will focus on upgrading our multidimensional data analysis engine and SkyNet network, as well as refining tools for our cross-promotion and other in-application marketing strategies.

Competition

We compete with other mobile game publishers on the basis of a number of factors, including user base, game portfolio, quality of user experience, brand awareness and reputation, access to and relationships with distribution and payment channels.

We believe we compete favorably on these factors. However, China’s mobile game industry is evolving rapidly and is intensely competitive. Other mobile game operators could publish more popular games to compete with our offerings and adversely affect our ability to attract and retain users and their leisure time. These competitors, including companies of which we may not be currently aware, may take advantage of social networks, access to a large user base and network effects to grow rapidly and virally.

Our competitors include domestic companies with integrated mobile game operation capabilities, such as China Mobile Games and Entertainment Group, Yodo1, Ltd., Zhongqinglongtu Network Co. Ltd., Chukong Holdings Limited and Kunlun.com. We also compete with China’s leading Internet and technology companies such as Tencent and Qihoo 360, which may capitalize on their significant financial and technical resources and their large user base to develop and publish mobile games. Overseas mobile game companies looking to directly operate in the PRC market, such as GREE International, Inc., DeNa Co., Ltd., King Digital Entertainment plc and Electronic Arts Inc., may also compete with us. We compete more broadly with providers of other forms of Internet and mobile entertainment, including social networking and other online activities or content, such as video and music.

Intellectual Property

Our business is significantly based on the acquisition, creation, use and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology and trade secrets that we license from game developers, or that we created to localize the games and to enable them to run properly on multiple platforms. We also create audio-visual elements, including graphics, music, story lines and interface design, as we redesign imported games.

We protect our intellectual property rights in China by relying on local laws and contractual restrictions. We enter into confidentiality, proprietary rights assignment, non-compete and non-assignment agreements with our employees, and have confidentiality arrangements with our business partners. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties.

As of December 31, 2014, we had 29 registered trademarks and 53 registered copyrights in the PRC. We are in the process of applying for the registration of 357 trademarks and ten patents in the PRC. In addition, we have registered 2 domain names that are material to our business, including www.idreamsky.com and www.uu.cc.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. Also, we cannot be certain that the games that we license, our redesign of these games or our services do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Third parties may claim that we infringe their proprietary rights, which could cause us to incur significant legal expenses and prevent us from promoting our products and services.”

Regulation

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-Added Telecommunication Services and Foreign Ownership Restrictions

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The PRC State Council, the MIIT, the MOFCOM, the State Administration for Industry and Commerce, or the SAIC, the SAPPRFT (formerly the GAPP), the MOC, and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications and Internet-related services. However, China’s telecommunications industry and Internet-related industries are at an early stage of development. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications and Internet-related services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties and changes in the PRC legal system could materially and adversely affect our business.”

Licenses for Value-Added Telecommunication Services

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, were issued by the State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers obtain operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In February 2003, the Catalog was updated and information services such as content service, entertainment and online games services are classified as value-added telecommunications services.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, as amended in January 2011, which regulate the provision of Internet information services. Under the Internet Measures, “Internet information services” refer to services that provide Internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the Internet Measure, commercial Internet information services operators shall obtain a value-added telecommunications license for Internet information services from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. In addition, if the Internet information services involve provision of information relating to news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services for which statutory approvals are required from other additional governmental authorities, such approvals must be obtained before applying for such license.

On March 1, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The value-added telecommunications services operating license, or VATS License, are further categorized into trans-regional VATS License and VATS License for operation within a specific region. For a holder of a trans-regional VATS License, it is required to set up its subsidiaries or branches in the relevant administrative regions according to the requirements of the VATS License, and file its trans-regional VATS License with the local branch of the MIIT in each of the regions where it has operation. The operation scope of the license will detail the permitted activities for the enterprise to which the license is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications listed in its VATS License.

Each of Shenzhen iDreamSky and Shenzhen Mengyu holds a VATS License for information services excluding fixed telephone information services, which is effective until October 15, 2017 and October 8, 2016, respectively. The service coverage of both of these two VATS Licenses is limited to Guangdong Province. Shenzhen iDreamSky also holds a trans-regional VATS License for information services excluding fixed telephone information services and Internet information services, which is effective until November 26, 2019, while Shenzhen Mengyu is preparing to apply for such trans-regional VATS License. Under PRC laws and regulations, if Shenzhen Mengyu is found to operate value added telecommunication business beyond the scope of its VATS License, it may face monetary penalties or confiscation of proceeds received from the business beyond the scope of the VATS License, or be ordered to suspend business.

Foreign Investment in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunications business overseas. Foreign investors which meet these requirements must obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in value-added telecommunications business.

The most updated version of Guiding Catalog for Foreign Investment Industries, which was promulgated by the MOFCOM and the National Development and Reform Commission and became effective on April 10, 2015, or the Guiding Catalog, also imposes this 50% restriction on foreign ownership in value-added telecommunications business (excluding e-commerce).

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the MIIT in July 2006, or the MIIT Circular, reiterates restrictions on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a VATS License to conduct any value-added telecommunications business in China. Under the MIIT Circular, a PRC company that holds a VATS License in China is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local VATS License holder or its shareholder(s). The MIIT Circular further requires each VATS License holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. If a VATS License holder fails to comply with the requirements in the MIIT Circular or remedy any non-compliance, the MIIT or its local counterparts has the discretion to take administrative measures against such VATS License holders.

In light of the aforesaid restrictions, we rely on Shenzhen iDreamSky and Shenzhen Mengyu, our consolidated affiliated entities in China, to hold and maintain the licenses necessary to provide online game service and other value-added telecommunications services in China.

Regulations on Internet Publication and Cultural Products

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by the GAPP and the MIIT on June 27, 2002 and became effective on August 1, 2002. Pursuant to the Internet Publication Measures, any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs available on the Internet for the public to read, use and download shall constitute an Internet publication. The provision of online games is deemed an Internet publication activity and therefore, an online game operator shall obtain an Internet Publishing License so that it can directly offer its online games to the public in the PRC. To date, we have not obtained the Internet Publishing License. If we are found to be operating online game publishing businesses without the Internet Publishing License, the SAPPRFT may notify the relevant local telecommunications authorities to revoke our VATS License, and notify the relevant local branches of the SAIC to amend or revoke our business licenses. In addition, the SAPPRFT may, among other things, levy on us fines of up to five to ten times of the turnover generated from the unlicensed game operations during the non-compliance period, confiscate the income generated from the unlicensed game operations during the non-compliance period and require us to discontinue our online game publishing business. Any of these penalties, if imposed, may materially and adversely affect our business and results of operations. Shenzhen iDreamSky and Shenzhen Mengyu are preparing to apply for the Internet Publishing License.

Regulations on Online Games and Foreign Ownership Restrictions

Pursuant to the Guiding Catalog, the Internet culture business (other than online music business) falls within the category of industries prohibiting foreign investment. On February 17, 2011, the MOC issued the revised Interim Provisions on the Administration of Internet Culture, or the Internet Culture Interim Provisions, effective as of April 1, 2011. According to the Internet Culture Interim Provisions, “Internet cultural products” are defined as including online games specially produced for the Internet and games reproduced or provided through the Internet. Provision of Internet cultural products and related services is subject to the approval of the MOC or its provincial counterparts. The MOC issued the Circular on Implementation of the Newly Revised Interim Provisions on the Administration of Internet Culture on March 18, 2011, which provides that the authorities will temporarily not accept applications by foreign-invested Internet content providers for operation of Internet culture business (other than online music business).

On June 3, 2010, the MOC promulgated the Provisional Measures for Administration of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures governs the research, development and operation of online games, including mobile games operated through wireless telecommunication networks, and the issuance and trading services of virtual currency. Under the Online Game Measures, all operators of online games, issuers of virtual currencies and providers of virtual currency trading services, or Online Game Business Operators, must have a registered capital of at least RMB10 million and obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. As of the date of this annual report, Shenzhen Mengyu and Shenzhen iDreamSky have obtained the Internet Culture Operation License, which is currently effective.

The Online Game Measures also provides that the MOC is responsible for the censorship of imported online games and the filing of records for domestic online games. The online operation of imported online games shall commence only after the MOC has completed the censorship and approved the online games, and any material alteration of such online games shall be subject to prior censorship by the MOC. In regard to domestic online games, the filing of records for such games must be conducted with the MOC within 30 days after the commencement of the online operation of such online games or the occurrence of any material alteration of such online games. The filing numbers of the games must be displayed at designated places of the websites on which the games are operated or at a prominent place in the games. Online game operators are also required to established self-censorship systems and have dedicated personnel to ensure the lawfulness of the content of online games. In addition, pursuant to the Online Game Measures and the Notice of the Ministry of Culture on Strengthening the Content Review of the Online Game Products promulgated in May 2004, online games that are licensed on non-exclusive basis are prohibited from being imported into China. As such, when applying for content review of imported online games, the online game operator must have obtained an exclusive license for its imported online games. However, a number of mobile games were granted to Shenzhen iDreamSky by foreign developers on non-exclusive basis due to commercial reasons. As of the date of this annual report, the content review of some of our imported mobile games has been completed, and some of our domestic mobile games have been filed at the MOC for record. However, we have not completed content review or record filing for other mobile games currently operated by us. As a result, the MOC may, among other things, order us to rectify the situation, levy fines of up to RMB30,000 on us, confiscate our income, order us to suspend our online game business and/or revoke the Internet Culture Operation License of Shenzhen iDreamSky and Shenzhen Mengyu. Any of these penalties, if imposed, may materially and adversely affect our business and results of operations. Shenzhen iDreamSky and Shenzhen Mengyu are in the process of applying for the MOC’s approvals and file with the MOC for certain key mobile games offered by us.

In addition, online game business operators should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online game business operators are also prohibited from (a) setting compulsory matters in the online games without game users’ consent; (b) advertising or promoting the online games that contain prohibited content, such as anything that compromise state security or divulges state secrets; and (c) setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager, lottery or other incidental means. The Online Game Measures also states that the state cultural administration authorities will formulate the compulsory clauses of a standard online game service agreement, which have been promulgated on July 29, 2010 and are required to be incorporated into the service agreement entered into between online game business operators and game users, with no conflicts with the rest of clauses in such service agreements.

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the MOC overall jurisdiction to regulate the online game industry, and granted the SAPPRFT the authority to issue approvals for the Internet publication of online games. Specifically, (a) the MOC is empowered to administrate online games (other than the pre-examination and approval before Internet publication of online games); (b) subject to the MOC’s overall administration, the SAPPRFT is responsible for the pre-examination and approval of the Internet publication of online games; and (c) once an online game is launched, the online game will be only administrated and regulated by the MOC. We are in the process of applying for the SAPPRFT’s approval for our currently operated mobile games.

On September 28, 2009, the GAPP, the National Copyright Administration and National Office of Combating Pornography and Illegal Publications jointly issued the Circular on Implementation of the Regulation on the Three Provisions of the State Council and the Relevant Interpretations and Further Strengthening of the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice provides, among other things, that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect ways, such as establishing other joint venture companies, entering into contractual arrangements with or providing technical support for such operating companies, or through a disguised form such as incorporating user registration, user account management or payment through game cards into online gaming platforms that are ultimately controlled or owned by foreign investors. Violations of the GAPP Notice will result in severe penalties. For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties.”

Further, the GAPP Notice requires that each online game operator must obtain an Internet Publishing License in order to provide online game services. Shenzhen iDreamSky and Shenzhen Mengyu are preparing to apply such Internet Publishing License. The GAPP Notice further reiterates that the SAPPRFT is responsible for the examination and approval of the online games. Under the GAPP Notice, each online game is required to be approved by the SAPPRFT prior to the commencement of its operations in China. Although we did not apply for approval from the SAPPRFT prior to the launch of our mobile games, we obtained approval for four of our mobile games from the SAPPRFT in the second half of 2014, and are in the process of applying for the approval of some of our mobile games. We may not be able to obtain the SAPPRFT’s approval of our games in the near future or at all. In addition, the SAPPRFT may find that our publishing of the games without its approval violates the GAPP Notice and may impose penalties on us, such as ordering us to rectify the situation and/or cease operations, and/or notifying the relevant telecommunication administrative authority to terminate our Internet access services and shut down our websites. Any of these penalties, if imposed, may materially and adversely affect our business and results of operations.

Regulations on Online Gambling and Virtual Currency

On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued the Notice on Regulating Operation Order of Online Games and Inspection of Gambling via Online Games, or the Anti-gambling Notice. To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the Anti-gambling Notice (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players.

In February 2007, 14 PRC regulatory authorities jointly issued a circular to further strengthen the oversight of Internet cafes and online games. In accordance with the circular, the PBOC has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

On June 4, 2009, the MOC and the MOFCOM jointly issued a notice to strengthen the administration of online game virtual currency, or the Virtual Currency Notice. The Virtual Currency Notice requires businesses that (a) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points), or (b) offer online game virtual currency transaction services, to apply for approval from the MOC through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including, without limitation, mandatory corrective measures and fines.

Under the Virtual Currency Notice, an online game virtual currency transaction service provider means a business providing platform services relating to trading of online game virtual currency among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider.

The Virtual Currency Notice regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. It prohibits online game operators from distributing virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. The Virtual Currency Notice bans the issuance of virtual currency by game operators to game players through means other than purchases with legal currency. Any business that does not provide online game virtual currency transaction services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

In addition, the Online Game Measures further provide that (a) virtual currency may only be used to purchase services and products provided by the online service provider that issues the currency; (b) the purpose of issuing virtual currency shall not be malicious appropriation of the user’s advance payment; (c) the storage period of online gamers’ purchase record shall not be shorter than 180 days from the date of last service received by the game user; (d) the types, price and total amount of virtual currency shall be filed with the cultural administration department at the provincial level. Pursuant to the Online Game Measures, virtual currency service providers may not provide virtual currency transaction services to minors or for online games that fail to obtain the necessary approval or filings, and such providers should keep transaction records, accounting records and other relevant information for its users for at least 180 days.

Regulations on Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued the Notice on Protecting Minors Mental and Physical Health and Implementation of Online Game Anti-fatigue System, which requires the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant four government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification.

A circular entitled Implementation of Online Game Monitoring System of the Guardians of Minors, or the Monitor System Circular, jointly issued by the MOC, the MIIT and six other central government authorities in January 2011, requires online game operators to adopt various measures to maintain a system for communicating with the parents or other guardians of minors playing online games, to monitor the online game activities of minors, and to impose restrictions on the account of a minor if so requested by the minor’s parents or guardians. If we are found to be in violation of the Monitor System Circular, we will be subject to various penalties from relevant authorities, for example, the local branch of the MOC or the MIIT.

Regulations on Information Security and Privacy Protection

The Standing Committee of National People’s Congress’s Decision on Internet Security Protection, enacted in December 2000 and further amended in August 2009, introduced the legislation prohibits use of the Internet that violates the PRC laws and regulations or damages the public security. It also prohibits dissemination of illegal or socially destabilizing content or leakage of state secrets through the Internet, or infringement on trade secret or other legal rights and interests. According to the Regulations on Protection of Computer Information System Security issued by the State Council and effective as of February 18, 1994, the public security authorities are responsible for supervising, inspecting and guiding the Internet security protection of information system users and investigate and penalize activities breaching the mandatory Internet security requirements.

On December 16, 1997, the Ministry of Public Security issued the Administrative Measures for Protection of the Security of International Internetworking of Computer Information Networks, which took effect from December 30, 1997. The measures require Internet service providers to provide report of certain user information to the public security authority and assist the public security authority in investigating incidents involving breach of laws and regulations on the Internet security.

On December 13, 2005, the Ministry of Public Security issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect from March 1, 2006. The Internet Protection Measures require Internet service providers to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by relevant laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.

The PRC Constitution states that PRC law protects the freedom and privacy of the communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have issued various regulations on the use of the Internet that are designed to protect personal information from unauthorized disclosure. Internet service providers are subject to legal liability if unauthorized disclosure causes damages or losses to users. In addition, PRC regulations authorize PRC telecommunication authorities to demand rectification of unauthorized disclosure by Internet service providers

The Several Provisions on Regulating the Market Order of Internet Information Services, which was promulgated by the MIIT on December 29, 2011 and became effective as of March 15, 2012, stipulates that Internet service providers must not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. Internet service providers may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an Internet service provider may use User Personal Information only for the stated purposes under the Internet service provider’s scope of services. Internet service providers are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the Internet service providers must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. If we violate these regulations, the MIIT or its local bureaus may impose penalties and we may be liable for damages caused to our users.

On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of personal electronic information of citizens. The Information Protection Decision provides that Internet service providers must expressly inform their users of the purpose, manner and scope of the Internet service providers’ collection and use of the personal electronic information of citizens, publish the Internet service providers’ standards for their collection and use of such personal electronic information, and collect and use such personal electronic information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet service providers and their employees must keep strictly confidential the personal electronic information of citizens that they collect, and that Internet service providers must take such technical and other measures as are necessary to safeguard the information against disclosure.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information, or the Order. Under the Order, if an Internet service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, the Internet service provider must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. Internet service providers are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet service providers are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. Internet service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an Internet service provider appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the Internet service provider is still required to supervise and manage the protection of the information. As to penalties, in very broad terms, the Order states that violators may face warnings, fines, and disclosure to the public and, in severe cases, criminal liability.

Regulations on Software Development Activities

On March 5, 2009, the MIIT promulgated the Administrative Measures on Software Products, or the Software Measures, which took effect from April 10, 2009. The Software Measures brought into place a registration and filing system for software products. The development, production, sale, export or import of software products which infringe third party property rights, contain computer viruses, endanger the safety of computer systems, do not comply with applicable software standards of the PRC, or which contain content prohibited by PRC laws, rules and regulations, are prohibited by the Software Measures. The software products developed and produced in the PRC may enjoy relevant preferential policies stipulated in Several Policies on Encouragement of the Development of Software and Integrate Circuit Industries issued by the State Council on June 24, 2000, such as refund of value-added taxes for sales of software, after they are registered and filed according to the Administrative Measures on Software Products. Software registration institutions entrusted by the local software industry administrative departments are in charge of examining applications for software registration before submitting the application materials to the local software industry administrative department and the MIIT for filling. The MIIT will make an announcement regarding software products that have undergone filing and recordation formalities. If no objection is raised during the announcement period, the software product will be registered. The registration is valid for a five-year period and can be renewed.

Regulations on Internet Content

The PRC government has promulgated measures relating to Internet content through a number of governmental agencies, including the MIIT, the MOC and the SAPPRFT. These measures specifically prohibit Internet activities, such as the operation of online games, that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, or which undermines public morality or the cultural traditions of the PRC, or which compromises state security or secrets. If a holder of Internet content provider license, or an ICP License, violates these measures, its ICP License may be revoked and its websites may be shut down by the relevant government agencies. For example, the Circular Regarding Improving and Strengthening the Administration of Online Game Content, or the Online Game Content Circular, issued by the MOC in November 2009, calls for online game operators to improve and adapt their game models by (i) mitigating the predominance of the “upgrade by monster fighting” model, (ii) limiting the use of the “player kill” model (where one player’s character attempts to kill another player’s character), (iii) limiting in-game marriages among game players, and (iv) improving their compliance with legal requirements for the registration of minors and game time-limits.

Regulations on Technology Import and Export

On December 10, 2001, the State Council promulgated the Regulations on Administration of Import and Export of Technologies, which took effect from January 1, 2002. These regulations and related legislations set out the regime regulating the import and export of technologies. The import and export of technologies is broadly defined as including transfer or license of patents, software and know-how, and provision of services in relation to the technology. Under the regime, technologies are classified as prohibited, restricted or freely-tradable. The technologies in the freely-tradable category may be traded freely without a special approval or license. The contracts for export of freely-tradable technologies are required to be filed with the relevant government authority for record but the filing procedure is not a pre-condition for effectiveness of the contracts.

Regulations on Intellectual Property Rights

Copyright and Software Products

The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010 respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

On December 20, 2001, the State Council promulgated the Regulations on Computer Software Protection, effective as of January 1, 2002 and revised in 2013, which are intended to protect the rights and interests of the computer software copyright holders and to encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the preliminary evidence of the ownership of the copyright and other registered matters. In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Measures on Computer Software Copyright Registration on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005. The Administrative Measures on Software Products, issued by the MIIT in 2009, provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the relevant local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

Trademarks

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center, or CNNIC, on May 28, 2012, which became effective on May 29, 2012, the Measures on Administration of Domain Names for the Chinese Internet, issued by the MIIT on November 5, 2004 and effective as of December 20, 2004, and the Measures on Domain Name Disputes Resolution for the Chinese Internet issued by CNNIC on May 28, 2012 and effective as of June 28, 2012. Domain Name registrations are handled through domain name service agencies established under the relevant regulations, and the applications become domain name holders upon successful registration.

Patents

Patents in the PRC are mainly protected under the Patent Law which was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and subsequently amended on September 4, 1992, August 25, 2000 and December 27, 2008 and its Implementation Rules which was promulgated by the State Council on January 19, 1985, December 21, 1992, June 15, 2001, December 28, 2002 and January 9, 2010. The Patent Law and its Implementation Rules provide for three types of patents, “invention,” “utility model” and “design.” The Chinese patent system uses a “first to file” principle, pursuant to which, where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first, without regard to who first made the invention. To be patentable, inventions, utility models or designs must meet the conditions of novelty, inventiveness and practical applicability. The duration of a patent right for “invention” is 20 years, and the duration of a patent right for “utility model” or “designs” is 10 years, from the date of application.

Regulations on National Security Review

On August 25, 2011, the MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011. Under these rules, a security review by the MOFCOM is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions through which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our mobile game business falls within the scope of transactions subject to security review.

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment promulgated by the PBOC in June 1996, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013, SAFE promulgated Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors, or SAFE Circular No. 21, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

In August 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular No. 142, regulating the conversion, by a foreign-invested enterprise, of foreign currencies into Renminbi by restricting how the converted Renminbi may be used. The SAFE Circular No. 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used according to the approved business scope.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which will take effect and replace SAFE Circular No. 142 from June 1, 2015. Although under SAFE Circular No. 19, foreign-invested enterprises are allowed to freely convert their capital from foreign currencies into Renminbi and use the converted Renminbi for equity investments in the PRC, other restrictions on the foreign-invested enterprises’ use of the converted Renmibi under SAFE Circular No. 142 will continue to apply, such as restrictions on use of converted Renminbi for purposes beyond the business scope or for advancing Renminbi entrusted loans.

Violations of the applicable circulars and rules will result in severe penalties, such as heavy fines. The applicable foreign exchange circulars and rules may significantly limit our ability to use Renminbi converted from net proceeds from an offering to fund establishment of new PRC subsidiaries by Chuangmeng Wuxian to invest in or acquire any other PRC companies, or establish new consolidated affiliated entities in the PRC.

Regulations on Dividend Distribution

Under our current corporate structure, iDreamSky primarily relies on dividend payments from Chuangmeng Wuxian, which is a wholly foreign-owned enterprise incorporated in the PRC, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign invested enterprises include the Company Law, as amended on December 28, 2013, the Foreign Invested Enterprise Law, as amended on October 31, 2000, and the Implementation Rules of the Foreign Invested Enterprise Law, as amended on April 12, 2001 and February 19, 2014.

Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, MOFCOM, the State Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The New M&A Rules purport, among other things, to require offshore SPV formed for purposes of seeking overseas listing of the interest in PRC companies via acquisition and controlled directly or indirectly by PRC companies or individuals shall obtain the CSRC’s approval prior to listing and trading of the SPV’s securities on an overseas stock exchange.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Han Kun Law Offices, that CSRC’s approval is not required in the context of this offering because (a) Chuangmeng Wuxian was incorporated as a wholly foreign-owned enterprise by means of direct investment, rather than by acquisition of the equity interests or assets of a PRC domestic company owned by PRC companies or individuals as defined in the New M&A Rules, and (b) no provision in the New M&A Rules explicitly classifies the contractual arrangements among Chuangmeng Wuxian, each of Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng and their respective shareholders as a type of transaction subject to the New M&A Rules. However, our PRC legal counsel further advised us that since there has been no official interpretation or clarification of the New M&A Rules, there remains some uncertainty as to how the New M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws and regulations or further implementations and interpretations of competent government authorities in any form relating to the New M&A Rules.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the SPV may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. We have requested PRC residents currently holding direct or indirect interests in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. To the best of our knowledge, all of our shareholders who are PRC residents and who hold interests in us are preparing to file with local SAFE branches for SAFE registration and/or amendment in connection with their overseas investment and shareholding in our company according to SAFE Circular No. 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.”

Regulations on Share Incentive Plans

In February 2012, SAFE promulgated the Circular of the SAFE on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals’ Participating in the Share Incentive Schemes of Overseas-Listed Companies, or SAFE Circular No. 7, to replace the previous Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies issued by SAFE in March 2007. Under SAFE Circular No. 7 and other relevant rules and regulations, PRC residents who participate in share incentive plan in an overseas publicly-listed company are required, through the PRC subsidiary of the overseas publicly-listed company, to jointly entrust a PRC agent to handle foreign exchange registration with SAFE or its local office and complete certain procedures relating to the share incentive schemes such as opening an account and capital transfer. PRC residents include PRC nationals or foreign citizens who have been consecutively residing in the PRC for not less than one year, acting as directors, supervisors, senior management personnel or other employees of PRC companies affiliated with such offshore listed company. A PRC agent can be one of the PRC subsidiaries of the offshore listed company participating in the share incentive scheme or another PRC institution qualified for asset trusteeship as designated by the PRC subsidiary and in accordance with PRC laws. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or if there is any other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the share incentive plans granted and dividends distributed by the overseas listed companies must be remitted into bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We and our PRC employees who have been granted restricted shares or exercised share options granted under our share incentive plans are subject to these regulations. We and our PRC optionees have not completed the relevant foreign exchange registration procedures in accordance with SAFE Circular No. 7. We plan to complete, and advise our employees to complete, these procedures in connection with our share incentive plans. However, we cannot assure you that registration procedures with SAFE or its local counterparts in full compliance with SAFE Circular No. 7 will be completed on a timely basis, if at all. The failure to complete these procedures may subject us or our PRC employees holding options under our share incentive plans to fines and other legal or administrative sanctions.

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

PRC Enterprise Income Tax Law

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the New EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT issued Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular No. 82 on April 22, 2009. According to Circular No. 82, a PRC-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular No. 82 are met: (a) senior management members responsible for an enterprise’s daily operations discharge their duties in the PRC; (b) financial and human resource decisions are made or approved by organizations or persons located in the PRC; (c) the major assets and corporate documents are kept in the PRC; and (d) more than half (inclusive) of all directors with voting rights or senior management have their habitual residence in the PRC. In addition, the SAT issued a bulletin named the Administrative Measures on Enterprise Income Tax of Foreign-Incorporated Chinese-Controlled Resident Enterprises (Trial) on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular No. 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities procedures. If a competent PRC tax authority subsequently determines that a foreign-incorporated Chinese-controlled enterprise should be treated as a resident enterprise and issues the Resident Enterprise Recognition Letter for Foreign-Incorporated Chinese-Controlled Enterprises to such enterprise, such enterprise is required to handle all tax matters according to the rules governing PRC resident enterprises for the enterprise income tax purpose from the year when such letter is issued. Although both Circular No. 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular No. 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

It remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals or non-PRC entities like us. We do not believe iDreamSky or iDreamSky HK meets all the criteria provided by the implementing rules, as the key assets and corporate documents of iDreamSky and iDreamSky HK, such as board and shareholders resolutions and minutes of board meetings and shareholders meetings, are located and maintained outside the PRC. If, however, the PRC tax authorities determine that iDreamSky or iDreamSky HK is a “resident enterprise” for PRC enterprise income tax purposes, iDreamSky or iDreamSky HK would be subject to the enterprise income tax at a rate of 25% on its worldwide taxable income as well as PRC enterprise income tax reporting obligations.

The New EIT Law and the implementation rules provide that a withholding tax rate of 10% will generally apply to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. If we are considered a PRC resident enterprise and the competent PRC tax authorities treat dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income as derived from sources within the PRC, such dividends and gains earned by our non-resident enterprise investors may be subject to PRC enterprise withholding tax at a rate of 10% (or other applicable preferential tax rate if any such non-resident enterprises’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption).

Moreover, if we are considered a PRC resident enterprise and the competent PRC tax authorities treat dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income as derived from sources within the PRC, such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20%, or other applicable preferential tax rate if any such non-resident individuals’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, or Circular No. 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, or Circular No. 601, issued on October 27, 2009 by the SAT, and the Announcement on the Recognition of Beneficial Owners in Tax Treaties issued on June 29, 2012 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, or shall engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise.

In addition, the SAT and its local counterparts have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise by promulgating and implementing the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or SAT Circular No. 59, and the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular No. 698. Both SAT Circular No. 59 and SAT Circular No. 698 became retroactively effective on January 1, 2008.

Under SAT Circular No. 698, except for the purchase and sale of equity through a public securities market, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the Indirect Transfer is considered as an abusive use of company structure without reasonable commercial purpose. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. SAT Circular No. 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On February 3, 2015, the SAT issued an Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer, while the other provisions of SAT Circular No. 698 remain in force. Public Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under SAT Circular No. 698 but also transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the term “transfer of the equity interest in a foreign intermediate holding company” widely. In addition, Public Notice 7 provides clearer criteria than SAT Circular No. 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings on. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

There is little guidance and practical experience as to the application of SAT Circular No. 698 and Public Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under SAT Circular No. 698 and Public Notice 7 and may be required to expend valuable resources to comply with SAT Circular No. 698 and Public Notice 7 or to establish that we should not be taxed under SAT Circular No. 698 and Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

The PRC tax authorities have the discretion under SAT Circular No. 59, SAT Circular No. 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular No. 59 or SAT Circular No. 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Regulation on PRC Business Tax and Value-Added Tax

Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. Since January 1, 2012, the PRC Ministry of Finance and the SAT have been implementing the VAT Pilot Program, which imposes a value-added tax in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such Pilot Program has been expanded to other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong, Xiamen and Shenzhen. According to the Notice on Including Telecommunications Sector under the Pilot Program of Replacing Business Tax with Value-Added Tax promulgated by the Ministry of Finance and the SAT on April 29, 2014 and effective as of June 1, 2014, entities and individuals providing telecommunications services within the territory of the PRC shall be the taxpayers of the value-added tax and shall pay value-added tax. The tax rate for providing value-added telecommunications services shall be 6%.

Employment Laws

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

Pursuant to the PRC Labor Law, which became effective on January 1, 1995 and was amended on August 27, 2009, the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, and the Implementing Regulations of the Labor Contract Law, which was promulgated by the State Council and became effective on September 18, 2008, (a) labor contracts in written form shall be executed to establish labor relationships between employers and employees, (b) wages cannot be lower than local minimum wage, (c) the employer must establish a system for labor safety and sanitation, strictly abide by state standards, and provide relevant education to its employees. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The PRC Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

On October 28, 2010, the National People’s Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. In accordance with the PRC Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Fund and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

The Ministry of Human Resources and Social Security promulgated the Interim Provisions on Labor Dispatch on January 24, 2014. The Interim Provisions on Labor Dispatch, which became effective on March 1, 2014, sets forth that labor dispatch should only be applicable to temporary, auxiliary or substitute positions. Temporary positions shall mean positions subsisting for no more than six months, auxiliary positions shall mean positions of non-major business that serve positions of major businesses, and substitute positions shall mean positions that can be held by substitute employees for a certain period of time during which the employees who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons. The Interim Provisions further provides that, the number of the dispatched workers of an employer shall not exceed 10% of its total workforce, and the total workforce of an employer shall refer to the sum of the number of the workers who have executed labor contracts with the employer and the number of workers who are dispatched to the employer.

C.	Organizational Structure

The following diagram illustrates our shareholding and corporate structure and the place of incorporation of each of our significant subsidiaries and significant VIEs as of the date of this annual report:

Direct ownership
Contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements Among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs.”
(1)	iDreamSky Technology Limited has established certain holding companies for the purpose of domestic and overseas investments in and acquisitions of businesses that we believe complement our business.
(2)	Beijing Chuangmeng is 99% owned by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer, and 1% owned by Anfernee Song Guan, our co-founder, director and chief technology officer. Beijing Chuangmeng currently does not have any business operations.
(3)	Shenzhen iDreamSky is 100% owned by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer. Shenzhen iDreamSky is the primary entity through which we operate our mobile game publishing business.
(4)	Shenzhen Mengyu is 99% owned by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer, and 1% owned by Anfernee Song Guan, our co-founder, director and chief technology officer. Shenzhen Mengyu operates some of our mobile game publishing business.
(5)	Shenzhen Yiyou Technology Co., Ltd., or Shenzhen Yiyou, is 86.5% owned by Shenzhen iDreamSky, 9.7% owned by Qiyang Deng, an independent third party, and 3.8% owned by Wenhao Fan, an independent third party. We invested in Shenzhen Yiyou, which is engaged in the business of mobile game development, in order to obtain licenses to its games on favorable commercial terms.
(6)	Shenzhen Zhuoyou Technology Co., Ltd., or Shenzhen Zhuoyou, is 90.9% owned by Shenzhen iDreamSky and 9.1% owned by Yang Wang, an independent third party. We invested in Shenzhen Zhuoyou, which is engaged in the business of mobile game development, in order to obtain licenses to its games on favorable commercial terms.
(7)	We conduct certain of our game publishing business through Nanjing Zhuochuang Huyu Information Technology Co., Ltd.

The following table sets out the details of our subsidiaries, VIEs and their subsidiaries that are significant to us:

Subsidiaries	Country of Incorporation	Ownership Interest
iDreamSky Technology (HK) Limited	Hong Kong	100%
Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd.	China	100%
Qianhai Chuangyi Shikong Technology (Shenzhen) Limited	China	100%

VIEs and their Subsidiaries Consolidated in our Financial Statements	Country of Incorporation
Shenzhen iDreamSky Technology Co., Ltd.	China
Beijing Chuangmeng Wuxian Technology Co., Ltd.	China
Shenzhen Mengyu Technology Co., Ltd.	China
Shenzhen Yiyou Technology Co., Ltd.	China
Shenzhen Zhuoyou Technology Co., Ltd.	China
Nanjing Zhuochuang Huyu Information Technology Co., Ltd.	China

Contractual Arrangements among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs

Foreign ownership of mobile and Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. To comply with PRC laws, rules and regulations, we operate our business through our VIEs, Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng. On April 19, 2012, through Chuangmeng Wuxian, we entered into certain contractual arrangements with Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng and their respective shareholders, which enable us to:

•	exercise effective control over the operations of our VIEs;

•	receive substantially all of the economic benefits from our VIEs; and

•	have an exclusive option to purchase all or part of the equity interest in our VIEs when and to the extent permitted by PRC law.

The following is a summary of the currently effective contractual arrangements among Chuangmeng Wuxian, our VIEs, and the shareholders of our VIEs:

Contractual Arrangements with Shenzhen iDreamSky and its Shareholders

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement dated April 19, 2012 and amended on November 29, 2013 between Chuangmeng Wuxian and Shenzhen iDreamSky, Shenzhen iDreamSky has agreed to accept all consultations and services provided by Chuangmeng Wuxian and, without the consent of Chuangmeng Wuxian, not to accept the same or any similar consultations and/or services by, or establish similar cooperation relationship with, any third party. In consideration of the services provided by Chuangmeng Wuxian, 100% of Shenzhen iDreamSky’s net income shall be regarded as services fees to be paid upon request by Chuangmeng Wuxian. The rate of such service fees may be adjusted upon written consent of Chuangmeng Wuxian pursuant to the operational needs of Shenzhen iDreamSky. In addition, Shenzhen iDreamSky grants to Chuangmeng Wuxian an irrevocable and exclusive option to purchase from it any or all of its assets at the lowest purchase price, to the extent permitted by PRC laws. Chuangmeng Wuxian shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The agreement shall remain effective until being terminated in accordance with the agreement or terminated in writing by Chuangmeng Wuxian.

Power of Attorney. On November 29, 2013, the shareholder of Shenzhen iDreamSky granted an irrevocable power of attorney to Chuangmeng Wuxian, which replaced the previous irrevocable powers of attorney, the earliest of which was granted to Chuangmeng Wuxian on April 19, 2012. Pursuant to the irrevocable power of attorney, the shareholder appointed Chuangmeng Wuxian as his exclusive attorney-in-fact to attend shareholders’ meetings of Shenzhen iDreamSky, to exercise his shareholder’s rights and voting rights under PRC laws and under articles of association of Shenzhen iDreamSky, including but not limited to, to sell, transfer, pledge or dispose of his shares in Shenzhen iDreamSky, and to designate and appoint the legal representative, director, supervisor, chief executive officer and other senior management members of Shenzhen iDreamSky. The power of attorney shall remain in force until the shareholder ceases to hold any equity interest in Shenzhen iDreamSky.

Exclusive Option Agreement. On March 12, 2014, Chuangmeng Wuxian, Shenzhen iDreamSky and its shareholders entered into an exclusive option agreement, which replaced the previous exclusive option agreements, the earliest of which was entered into on April 19, 2012. Pursuant to the latest exclusive option agreement, the shareholder irrevocably granted Chuangmeng Wuxian or its designated representative(s) an irrevocable and exclusive right to purchase, to the extent permitted under PRC laws, at any time all or part of his equity interests in Shenzhen iDreamSky. The purchase price should be equal to the amount that the shareholders contributed to Shenzhen iDreamSky as registered capital for the equity interest purchased, or, if a higher purchase price is required by PRC Law, the lowest price permitted by such applicable PRC law. If Chuangmeng Wuxian exercises its exclusive option to purchase, it may elect to pay the purchase price by cancelling the outstanding amount of the loan owed to it by the shareholder of Shenzhen iDreamSky. Without the prior written consent of Chuangmeng Wuxian, the shareholder of Shenzhen iDreamSky shall not sell, transfer, mortgage or dispose of any legal or beneficial interest in the equity interests in Shenzhen iDreamSky or allow the encumbrance thereon of any security interest. The shareholder of Shenzhen iDreamSky shall promptly donate any profits, interest, dividend or proceeds of liquidation he gains from Shenzhen iDreamSky to Chuangmeng Wuxian to the extent permitted under applicable PRC laws. Upon request by Chuangmeng Wuxian, the shareholder of Shenzhen iDreamSky shall appoint any designee of Chuangmeng Wuxian as the director of Shenzhen iDreamSky. Without prior written consent of Chuangmeng Wuxian, Shenzhen iDreamSky shall not: (i) sell, transfer, mortgage or dispose of any material assets or beneficial interest in its business or revenue, (ii) incur, inherit, guarantee or suffer the existence of any debt except for the debts incurred in the ordinary course of business other than through loans, (iii) provide any person with any loan or credit, (iv) merge, consolidate with, acquire or invest in any person, (v) in any manner distribute dividends to its shareholders, (vi) engage in any business in competition with Chuangmeng Wuxian or its affiliates, or (vii) be dissolved or liquated, except as required by PRC laws. The agreements shall remain effective until all equity interests held by the shareholders in Shenzhen iDreamSky have been transferred or assigned to Chuangmeng Wuxian and/or its designated representative(s).

Loan Agreement. On March 12, 2014, Chuangmeng Wuxian and the shareholder of Shenzhen iDreamSky entered into a loan agreement, pursuant to which the parties confirmed that a loan in an aggregate amount of RMB10.0 million (US$1.6 million) has been made by Chuangmeng Wuxian to the shareholder of Shenzhen iDreamSky to be used solely for the purpose of making capital contribution to the registered capital of Shenzhen iDreamSky. The method of repayment of the loan shall be at the sole discretion of Chuangmeng Wuxian, and may take the form of the transferring of all equity interest in Shenzhen iDreamSky by its shareholder to Chuangmeng Wuxian or its designated persons pursuant to Chuangmeng Wuxian’s exercise of its exclusive purchase right under the exclusive option agreement, and any proceeds from the transfer of the equity interest shall be used to repay the loan to Chuangmeng Wuxian. In the event that the shareholder sells his equity interest to Chuangmeng Wuxian or its designated persons at a price which is equal to or lower than the principal amount of the loan, the loan will be interest-free. If the price is higher than the principal amount of the loan, the excess amount will be paid to Chuangmeng Wuxian as the loan interest to the extent permitted by PRC law. The terms of the loan are ten years from the effective date of the loan agreement and may be extended upon mutual written consent of Chuangmeng Wuxian and the shareholder of Shenzhen iDreamSky. The loan must be repaid immediately under certain circumstances, including, among other things (i) 30 days elapse after receiving a written notice from Chuangmeng Wuxian requesting repayment, (ii) the shareholder ceasing to be an employee of us, (iii) if foreign investors are permitted to invest in Shenzhen iDreamSky with a controlling stake or in the form of wholly foreign-owned enterprises, the relevant authorities of China begin to approve such investments, and Chuangmeng Wuxian exercises its exclusive option to purchase the equity interests in Shenzhen iDreamSky. The loan may later offset the purchase price payable by Chuangmeng Wuxian to the shareholder upon exercise of the purchase option by Chuangmeng Wuxian.

Equity Interest Pledge Agreement. On March 12, 2014, Chuangmeng Wuxian, Shenzhen iDreamSky and its shareholder entered into an equity interest pledge agreement, which replaced the previous equity interest pledge agreements, the earliest of which was entered into on April 19, 2012. Pursuant to the latest equity interest pledge agreement, the shareholders of Shenzhen iDreamSky have agreed to pledge all of the equity interests in Shenzhen iDreamSky (including any equity interest in Shenzhen iDreamSky subsequently acquired by the shareholders) to Chuangmeng Wuxian as a security for the performance by Shenzhen iDreamSky and its shareholder of their respective obligations under the exclusive business cooperation agreement, exclusive option agreements, loan agreement, power of attorney, equity interest pledge agreement, as well as for payment of all the direct, indirect and derivative losses and losses of anticipated profits that may be suffered by Chuangmeng Wuxian as a result of a breach of the abovementioned agreements by Shenzhen iDreamSky and/or its shareholder. If Shenzhen iDreamSky or any of its shareholder fails to perform any obligations under those agreements, Chuangmeng Wuxian will be entitled to enforce the pledge and to seek any remedial measure under applicable PRC laws, including to be paid in priority with the equity interest in Shenzhen iDreamSky. The pledge will remain effective until the fulfillment of all the obligations under the exclusive business cooperation agreement, exclusive option agreement, loan agreement, powers of attorney, equity interest pledge agreement and the full payment of losses resulted from a breach of those agreements by Shenzhen iDreamSky and/or its shareholder.

Spouse Consent Letter. On March 12, 2014, the spouse of the shareholder of Shenzhen iDreamSky executed a spouse consent letter, which replaced the spouse consent letter executed on November 29, 2013. Pursuant to the spouse consent letter, the shareholder’s spouse has agreed to the execution of the exclusive option agreement, equity interest pledge agreement, power of attorney, loan agreement and the disposal of the equity interests held by the shareholder in Shenzhen iDreamSky pursuant to those agreements. The spouse of the shareholder agreed that she shall not assert any interests in such equity interests in Shenzhen iDreamSky held by the shareholder, and if she obtains any such equity interests, she shall be bound by the exclusive option agreement, equity interest pledge agreement, loan agreement, power of attorney and the exclusive business cooperation agreement.

Contractual Arrangements with Shenzhen Mengyu and its Shareholders

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement dated April 19, 2012 and amended on November 29, 2013 between Chuangmeng Wuxian and Shenzhen Mengyu, Shenzhen Mengyu has agreed to accept all consultations and services provided by Chuangmeng Wuxian, and without the consent of Chuangmeng Wuxian, not to accept the same or any similar consultations and/or services by, or establish similar cooperation relationship with, any third party. In consideration of the services provided by Chuangmeng Wuxian, 100% of Shenzhen Mengyu’s net income shall be regarded as services fees to be paid upon request by Chuangmeng Wuxian. The rate of such service fees may be adjusted upon written consent of Chuangmeng Wuxian pursuant to the operational needs of Shenzhen Mengyu. In addition, Shenzhen Mengyu grants to Chuangmeng Wuxian an irrevocable and exclusive option to purchase from it any or all of its assets at the lowest purchase price, to the extent permitted by PRC laws. Chuangmeng Wuxian shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The agreement shall remain effective until being terminated in accordance with the agreement or terminated in writing by Chuangmeng Wuxian.

Power of Attorney. On November 29, 2013, each shareholder of Shenzhen Mengyu granted an irrevocable power of attorney to Chuangmeng Wuxian, which replaced the irrevocable power of attorney previously granted to Chuangmeng Wuxian on April 19, 2012. Pursuant to the irrevocable power of attorney, each of such shareholders appointed Chuangmeng Wuxian as his exclusive attorney-in-fact to attend shareholders’ meetings of Shenzhen Mengyu, to exercise his shareholder’s rights and voting rights under PRC laws and under articles of association of Shenzhen Mengyu, including but not limited to, to sell, transfer, pledge or dispose of his shares in Shenzhen Mengyu, and to designate and appoint the legal representative, director, supervisor, chief executive officer and other senior management members of Shenzhen Mengyu. Each power of attorney shall remain in force until the shareholder ceases to hold any equity interest in Shenzhen Mengyu.

Exclusive Option Agreement. On March 5, 2014, Chuangmeng Wuxian, Shenzhen Mengyu and its shareholders entered into exclusive option agreements, which replaced the previous exclusive option agreements, the earliest of which was entered into on April 19, 2012. Pursuant to the latest exclusive option agreements, each of the shareholders irrevocably granted Chuangmeng Wuxian or its designated representative(s) an irrevocable and exclusive right to purchase, to the extent permitted under PRC laws, at any time all or part of his equity interests in Shenzhen Mengyu. The purchase price should be equal to the amount that the shareholders contributed to Shenzhen Mengyu as registered capital for the equity interest purchased, or, if a higher purchase price is required by PRC Law, the lowest price permitted by such applicable PRC law. If Chuangmeng Wuxian exercises its exclusive option to purchase, it may elect to pay the purchase price by cancelling the outstanding amount of the loans owed to it by the shareholders of Shenzhen Mengyu. Without the prior written consent of Chuangmeng Wuxian, each of the shareholders of Shenzhen Mengyu shall not sell, transfer, mortgage or dispose of any legal or beneficial interest in the equity interests in Shenzhen Mengyu or allow the encumbrance thereon of any security interest. Each of shareholders of Shenzhen Mengyu shall promptly donate any profits, interest, dividend or proceeds of liquidation he gains from Shenzhen Mengyu to Chuangmeng Wuxian to the extent permitted under applicable PRC laws. Upon request by Chuangmeng Wuxian, each of the shareholders of Shenzhen Mengyu shall appoint any designee of Chuangmeng Wuxian as the director of Shenzhen Mengyu. Without prior written consent of Chuangmeng Wuxian, Shenzhen Mengyu shall not: (i) sell, transfer, mortgage or dispose of any material assets or beneficial interest in its business or revenue, (ii) incur, inherit, guarantee or suffer the existence of any debt except for the debts incurred in the ordinary course of business other than through loans, (iii) provide any person with any loan or credit, (iv) merge, consolidate with, acquire or invest in any person, (v) in any manner distribute dividends to its shareholders, (vi) engage in any business in competition with Chuangmeng Wuxian or its affiliates, or (vii) be dissolved or liquated, except as required by PRC laws. The agreements shall remain effective until all equity interests held by the shareholders in Shenzhen Mengyu have been transferred or assigned to Chuangmeng Wuxian and/or its designated representative(s).

Loan Agreement. On March 5, 2014, Chuangmeng Wuxian and the shareholders of Shenzhen Mengyu entered into loan agreements, pursuant to which the parties confirmed that loans in an aggregate amount of RMB10.0 million (US$1.6 million) have been made by Chuangmeng Wuxian to the shareholders of Shenzhen Mengyu to be used solely for the purpose of making capital contribution to the registered capital of Shenzhen Mengyu. The method of repayment of the loans shall be at the sole discretion of Chuangmeng Wuxian, and may take the form of the transferring of all equity interest in Shenzhen Mengyu by its shareholders to Chuangmeng Wuxian or its designated persons pursuant to Chuangmeng Wuxian’s exercise of its exclusive purchase right under the exclusive option agreements, and any proceeds from the transfer of the equity interest shall be used to repay the loans to Chuangmeng Wuxian. In the event that the shareholders sell their equity interests to Chuangmeng Wuxian or its designated persons at a price which is equal to or lower than the principal amount of the loans, the loans will be interest-free. If the price is higher than the principal amount of the loans, the excess amount will be paid to Chuangmeng Wuxian as the loan interests to the extent permitted by PRC law. The terms of the loans are ten years from the effective date of the loan agreements and may be extended upon mutual written consent of Chuangmeng Wuxian and the shareholders of Shenzhen Mengyu. The loans must be repaid immediately under certain circumstances, including, among other things (i) 30 days elapse after receiving a written notice from Chuangmeng Wuxian requesting repayment, (ii) the shareholders ceasing to be employees of us, (iii) if foreign investors are permitted to invest in Shenzhen Mengyu with a controlling stake or in the form of wholly foreign-owned enterprises, the relevant authorities of China begin to approve such investments, and Chuangmeng Wuxian exercises its exclusive option to purchase the equity interests in Shenzhen Mengyu. The loan may later offset the purchase price payable by Chuangmeng Wuxian to the shareholder upon exercise of the purchase option by Chuangmeng Wuxian.

Equity Interest Pledge Agreement. On March 5, 2014, Chuangmeng Wuxian, Shenzhen Mengyu and its shareholders entered into equity interest pledge agreements, which replaced the previous equity interest pledge agreements, the earliest of which was entered into on April 19, 2012. Pursuant to the latest equity interest pledge agreements, the shareholders of Shenzhen Mengyu have agreed to pledge all of their equity interests in Shenzhen Mengyu (including any equity interest in Shenzhen Mengyu subsequently acquired by the shareholders) to Chuangmeng Wuxian as a security for the performance by Shenzhen Mengyu and its shareholders of their respective obligations under the exclusive business cooperation agreements, exclusive option agreements, loan agreements, powers of attorney, equity interest pledge agreements, as well as for payment of all the direct, indirect and derivative losses and losses of anticipated profits that may be suffered by Chuangmeng Wuxian as a result of a breach of the abovementioned agreements by Shenzhen Mengyu and/or its shareholders. If Shenzhen Mengyu or any of its shareholders fails to perform any obligations under those agreements, Chuangmeng Wuxian will be entitled to enforce the pledge and to seek any remedial measure under applicable PRC laws, including to be paid in priority with the equity interest in Shenzhen Mengyu. The pledge shall remain effective until the fulfillment of all the obligations under the exclusive business cooperation agreements, exclusive option agreements, loan agreements, powers of attorney, equity interest pledge agreements and the full payment of losses resulted from a breach of those agreements by Shenzhen Mengyu and/or its shareholders.

Spouse Consent Letter. On March 5, 2014, the spouse of each of the shareholders of Shenzhen Mengyu executed a spouse consent letter, which replaced the spouse consent letter executed on November 29, 2013. Pursuant to the spouse consent letter, each shareholder’s spouse has agreed to the execution of the exclusive option agreements, equity interest pledge agreements, powers of attorney, loan agreements and the disposal of the equity interests held by the shareholder in Shenzhen Mengyu pursuant to those agreements. The spouse of each of the shareholders agreed that she shall not assert any interests in such equity interests in Shenzhen Mengyu held by the shareholder, and if she obtains any such equity interests, she shall be bound by the exclusive option agreements, equity interest pledge agreements, loan agreements, power of attorney and the exclusive business cooperation agreement.

Contractual Arrangements with Beijing Chuangmeng and its Shareholders

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement dated April 19, 2012 and amended on November 29, 2013 between Chuangmeng Wuxian and Beijing Chuangmeng, Beijing Chuangmeng agrees to accept all consultations and services provided by Chuangmeng Wuxian and without the consent of Chuangmeng Wuxian, shall not accept the same or any similar consultations and/or services by, or establish similar cooperation relationship with, any third party. In consideration of the services provided by Chuangmeng Wuxian, 100% of Beijing Chuangmeng’s net income shall be regarded as the services fees, to be paid upon request by Chuangmeng Wuxian. The rate of such service fees may be adjusted upon written consent of Chuangmeng Wuxian pursuant to the operational needs of Beijing Chuangmeng. In addition, Beijing Chuangmeng grants to Chuangmeng Wuxian an irrevocable and exclusive option to purchase from it any or all of its assets at the lowest purchase price, to the extent permitted by PRC laws. Chuangmeng Wuxian shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The agreement shall remain effective until being terminated in accordance with the agreement or terminated in writing by Chuangmeng Wuxian.

Power of Attorney. On November 29, 2013, each shareholder of Beijing Chuangmeng granted an irrevocable power of attorney to Chuangmeng Wuxian, which replaced the irrevocable power of attorney previously granted to Chuangmeng Wuxian on April 19, 2012. Pursuant to the irrevocable power of attorney, each of such shareholders appointed Chuangmeng Wuxian as his exclusive attorney-in-fact to attend shareholders’ meetings of Beijing Chuangmeng, to exercise his shareholder’s rights and voting rights under PRC law and under articles of association of Beijing Chuangmeng, including but not limited to, to sell, transfer, pledge or dispose of his shares in Beijing Chuangmeng, and to designate and appoint the legal representative, director, supervisor, chief executive officer and other senior management members of Beijing Chuangmeng. Each power of attorney shall remain in force until the shareholder ceases to hold any equity interest in Beijing Chuangmeng.

Exclusive Option Agreement. On November 29, 2013, Chuangmeng Wuxian, Beijing Chuangmeng and its shareholders entered into exclusive option agreements, which replaced the previous exclusive option agreements entered into on April 19, 2012. Pursuant to the latest exclusive option agreements, each of the shareholders irrevocably granted Chuangmeng Wuxian or its designated representative(s) an irrevocable and exclusive right to purchase, to the extent permitted under PRC laws, at any time all or part of his equity interests in Beijing Chuangmeng. Without the prior written consent of Chuangmeng Wuxian, each of the shareholders of Beijing Chuangmeng shall not sell, transfer, mortgage or dispose of any legal or beneficial interest in the equity interests in Beijing Chuangmeng or allow the encumbrance thereon of any security interest. Each of shareholders of Beijing Chuangmeng shall promptly donate any profits, interest, dividend or proceeds of liquidation he gains from Beijing Chuangmeng to Chuangmeng Wuxian to the extent permitted under applicable PRC laws. Upon request by Chuangmeng Wuxian, each of the shareholders of Beijing Chuangmeng shall appoint any designee of Chuangmeng Wuxian as the director of Beijing Chuangmeng. Without prior written consent of Chuangmeng Wuxian, Beijing Chuangmeng shall not: (i) sell, transfer, mortgage or dispose of any material assets or beneficial interest in its business or revenue, (ii) incur, inherit, guarantee or suffer the existence of any debt except for the debts incurred in the ordinary course of business other than through loans, (iii) provide any person with any loan or credit, (iv) merge, consolidate with, acquire or invest in any person, (v) in any manner distribute dividends to its shareholders, (vi) engage in any business in competition with Chuangmeng Wuxian or its affiliates, or (vii) be dissolved or liquated, except as required by PRC laws. The agreements shall remain effective until all equity interests held by the shareholders in Beijing Chuangmeng have been transferred or assigned to Chuangmeng Wuxian and/or its designated representative(s).

Equity Interest Pledge Agreement. On November 29, 2013, Chuangmeng Wuxian, Beijing Chuangmeng and its shareholders entered into equity interest pledge agreements, which replaced the previous equity interest pledge agreements entered into on April 19, 2012. Pursuant to the latest equity interest pledge agreements, the shareholders of Beijing Chuangmeng have agreed to pledge all of their equity interests in Beijing Chuangmeng (including any equity interest in Beijing Chuangmeng subsequently acquired by the shareholders) to Chuangmeng Wuxian as a security for the performance by Beijing Chuangmeng and its shareholders of their respective obligations under the exclusive business cooperation agreement, exclusive option agreements, powers of attorney, equity interest pledge agreements, as well as for payment of all the direct, indirect and derivative losses and losses of anticipated profits that may be suffered by Chuangmeng Wuxian as a result of a breach of the abovementioned agreements by Beijing Chuangmeng and/or its shareholders. If Beijing Chuangmeng or any of its shareholders fails to perform any obligations under those agreements, Chuangmeng Wuxian will be entitled to enforce the pledge and to seek any remedial measure under applicable PRC laws, including to be paid in priority with the equity interest in Beijing Chuangmeng. The pledge shall remain effective until the fulfillment of all the obligations under the exclusive business cooperation agreements, exclusive option agreements, powers of attorney, equity interest pledge agreements and the full payment of losses resulted from a breach of those agreements by Beijing Chuangmeng and/or its shareholders.

Spouse Consent Letter. On November 29, 2013, the spouse of each of the shareholders of Beijing Chuangmeng executed a spouse consent letter, pursuant to which each shareholder’s spouse has agreed to the execution of the exclusive option agreements, equity interest pledge agreements, powers of attorney and the disposal of the equity interests held by the shareholder in Beijing Chuangmeng pursuant to those agreements. The spouse of each of the shareholders agreed that she shall not assert any interests in such equity interests in Beijing Chuangmeng held by the shareholder, and if she obtains any such equity interests, she shall be bound by the exclusive option agreements, equity interest pledge agreements, power of attorney and the exclusive business cooperation agreement.

D.	Property, Plants and Equipment

Our principal executive offices are located at 16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong Province, China. We lease approximately 6,951 square meters of office space in Shenzhen and other cities in China.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “—G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We are the largest independent mobile game publishing platform in China based on the number of active users 2014, with a market share of 26.5%, according to the Analysys Report. We redesign and optimize third-party games and deliver them to users through our proprietary distribution channels as part of our broader publishing solution. We also selectively acquire certain games and develop a small number of games based on non-game entertainment content. Our proprietary distribution channels include in-game cross promotions and our self-operated iDreamSky Game Center and www.uu.cc. We also operate games as a service, where we offer live game services and gain user insights through our multi-dimensional data analysis engine to drive ongoing game optimization and monetization. As of December 31, 2014, we offered 30 casual and 27 mid- and hardcore mobile games of various genres.

Our platform offers a one-stop solution, including game redesign and porting, ongoing optimization, marketing, distribution, monetization, payment support and user-related services. In addition to our proprietary distribution channels, we also partner with major app stores, mobile social network apps and mobile browsers in China, such as YingYongBao, Weixin, Qihoo 360 Mobile, mobile device makers and retailers such as Xiaomi, Lenovo and Huawei, mobile carriers and mobile advertising agents to distribute our games. We also partner with almost all major payment service providers in China, including all three mobile carriers and major third-party payment service providers such as Alipay, Weixin Payments, Tenpay, China UnionPay and Yeepay.

We have grown significantly since our inception in 2009. Our total revenues increased from RMB19.4 million in 2012 to RMB246.6 million in 2013 and RMB984.2 million (US$158.6 million) in 2014. We had net loss of RMB9.3 million in 2012, net income of RMB27.8 million in 2013 and net loss of RMB16.7 million (US$2.7 million) in 2014. We had non-GAAP adjusted net loss of RMB7.3 million in 2012, adjusted net income of RMB28.9 million in 2013 and non-GAAP adjusted net income of RMB172.8 million (US$27.8 million) in 2014. For information regarding non-GAAP adjusted net income/(loss) and a reconciliation of non-GAAP adjusted net income/(loss) to net income/(loss), see “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Information.”

Significant Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s mobile game industry, including China’s overall economic growth, growth of the smartphone, mobile communications and Internet industries, demand for mobile games and entertainment, government policies for telecommunications and Internet and competition in China’s mobile game industry.

Our results of operations are also directly affected by the following factors specific to our company:

•	Our ability to grow our active user base and retain our users. Our results of operations depend on our ability to maintain and grow our active user base. We attract new users by expanding our game portfolio, offering diversified platform services and the increasing network effect of our platform. We retain users through measures such as offering new and improved game functions to maintain user interest, cross-promotion to enhance user engagement and promotional events to reward user loyalty.

•	Our ability to monetize our use base. Our results of operations depend on our ability to convert our active users into paying users and subsequently retain these paying users. We convert active users to paying users by offering suitably-priced virtual items and functions that can be conveniently paid for, thereby cultivating a habit of paying for virtual goods. We increase our average revenue per paying user, or ARPPU, through identifying and implementing new monetization points suitable for PRC users and continuously optimizing our virtual goods merchandising strategy through data analysis, and maintaining user engagement.

•	The popularity of our game portfolio. The popularity of both our existing games and any new games we offer is another major factor that affects our results of operations. As of December 31, 2014, we had a large and diversified portfolio of 30 casual games and 27 mid- and hardcore games. Among the casual games that we publish, Fruit Ninja was the No. 1 puzzle game, and the Temple Run series and Subway Surfers were among the top 10 endless running games in China in the year 2014, according to the mGameTracker Exposure Index compiled by iResearch, an independent market research firm. Our reputation as a reliable and trusted partner for game developers allows us to continue to license top-ranked games for the PRC market. Additionally, our results of operations are affected by the life cycles of the games we offer, which can be extended through our strong game operations and offering new content and functions to users. Our ability to continue to expand our portfolio with games popular with a wide user demographic and longer life cycles will be critical to the growth of our user base.

•	Our relationships with game developers. Our relationships with game developers affect our ability to expand our game portfolio, which in turn contributes to our ability to acquire new users. Additionally, the strength of our relationships with game developers may determine the terms under which we are able to license their games, which affects our revenue since our revenue is net of payments to our game developer partners. Under our distribution agreements with game developer partners, our game developer partners generally receive a prescribed percentage of either the gross billings or gross billings after deduction of certain expenses and tax, depending on the terms of the agreements, based on monthly report of gross billings generated from the games. We believe that we have established a reputation as a reliable and trusted partner within the global mobile game developer community, which has allowed us to gain access to the source code of certain of our games and improved our ability to control the operation of our games and engage and monetize our users.

•	Our revenue mix. Our results of operations are affected by our revenue mix, which may alter our margin profile. We currently offer casual games and mid- and hardcore games. Casual games are games that are simple and easy to play, and typically serve as a gateway to introduce users to the idea of making in-game purchases of virtual items due to their relatively low prices in comparison to purchases in mid- and hardcore games. As such, casual games typically have a relatively higher active and paying user base and have relatively lower cost of virtual items that result in lower ARPPU. In contrast, mid- and hardcore games are games that are more complex to play, require more time commitment and offer the users a more immersive experience. As a result, users of mid- and hardcore games are typically more willing to pay for more virtual items and higher priced virtual items. As such, mid- and hardcore games typically have a relatively smaller active and paying user base and have relatively higher cost of virtual items that results in higher ARPPU. Casual games and mid- and hardcore games also have different levels of channel costs, all of which may affect our profitability.

•	Our channel costs. Our results of operations are directly affected by the costs of our payment and distribution channels. We enter into payment processing services agreements with China’s three mobile carriers and other third-party payment platforms. These payment channels are entitled to a prescribed percentage of the gross billings generated in the games, which are charged by them from game players. Due to their dominant position in China’s telecommunications industry, our ability to negotiate more favorable terms with mobile carriers is limited. The payment processing fee rates charged by mobile carriers are relatively higher than those charged by third-party payment platforms. We also enter into distribution agreements with the third-party distributors, pursuant to which we pay the distributors a portion of the gross billings from games downloaded through their platforms. Our ability to self-distribute our games and generate game downloads and activations through cross-promotion within our platform and our self-operated game distribution channels can reduce our distribution costs and marketing expenses. Our relationships with third-party payment and distribution channels, particularly our ability to negotiate favorable terms with them, directly affect our costs and profitability.

Historically, we have reported the costs associated with payment processing and the costs associated with game distribution separately. In 2014, some of our distribution channels have become our payment processing channels, and vice versa, as they offer additional channel solutions. As a result, since the second half of 2014, management has evaluated the costs associated with payment processing and game distribution on a combined basis.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Revenues

We generate revenues from games and other sources. The following table sets forth revenues generated from each source, both in absolute amount and as a percentage of total revenues for the years indicated:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Game revenues	18,059	93.2	244,806	99.3	982,845	158,406	99.9
Other revenues	1,319	6.8	1,762	0.7	1,308	211	0.1

Total	19,378	100.0	246,568	100.0	984,153	158,617	100.0

Games

Game revenues constituted almost all of our total revenues in 2012, 2013 and 2014, accounting for 93.2%, 99.3% and 99.9% of our total revenues, respectively. A substantial majority of our games are free to play, and therefore game revenues are primarily derived from sales of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within our games. Gross billings is the total monetary value of virtual items sold in our games. We record revenues based on gross or net basis, depending on whether we are a principal or an agent with respect to the games played. Our gross billings increased by 1,035.5% from 2012 to 2013 and by 376.9% from 2013 to 2014.

For games for which we have content distribution agreements with game developers, we record revenues on a gross or net basis depending on whether we are considered a principal or an agent in these arrangements. To make such determination, we consider whether we take primary responsibilities for game operation, including determining distribution and payment channels, providing customer services, hosting game servers, controlling game and service specifications and pricing. Under the arrangements where we are considered an agent, we record revenues from licensed games only after deducting payments to game developers. Fees paid to payment and distribution channels are recorded as cost of revenues. Under the arrangements where we are considered as a principal, we record revenue on a gross basis. Content fees paid to third-party game developers and fees paid to payment and distribution channels are recorded as cost of revenues.

Revenues generated from third-party licensed games in which we are considered an agent amounted to all of our total game revenues for the year ended December 31, 2012 and 2013 and 38.7% of our total game revenues for the year ended December 31, 2014, respectively. Revenues generated from third-party licensed games where we are considered a principal amounted to 22.2% of our total game revenues for the year ended December 31, 2014; and no revenues were generated from these third-party licensed games in the years ended December 31, 2012 and 2013. Revenues generated from our self-developed or acquired games as discussed below amounted to 39.1% of our total game revenues for the year ended December 31, 2014; no revenues were generated from these games in the years ended December 31, 2012 and 2013.

Since 2014, we have published games developed by subsidiaries of one of our VIEs and games acquired under game acquisition agreements from third-party game developers. Under the game acquisition agreements, we acquired all intellectual property rights associated with the game for a fixed consideration. We are entitled to all the revenues generated from these self-developed and acquired games. We record game revenues derived from these games on a gross basis, as we act as a principal to fulfill most obligations related to the operation of the games. Fees paid to payment and distribution channels are recorded as cost of revenues.

The following table sets forth revenues generated from casual games and mid- and hardcore games, both in absolute amounts and as a percentage of total game revenues for the years indicated:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Casual games	10,803	60.0	215,364	88.0	780,733	125,831	79.4
Mid- and hardcore games	7,256	40.0	29,442	12.0	202,112	32,575	20.6

Total game revenues	18,059	100.0	244,806	100.0	982,845	158,406	100.0

Our game revenues are directly affected by the following key metrics:

•	Monthly active users. MAUs refer to the number of unique user accounts that interacted with our SDK network in a particular month. Our average MAUs increased from 34.0 million in the fourth quarter of 2012 to 91.0 million in the fourth quarter of 2013 and to 110.6 million in the fourth quarter of 2014, and are directly affected by (i) the number of mobile games that we offer as of a certain date and (ii) the popularity of these games.

Our MAUs are also affected by our level of user engagement and user retention. We evaluate user engagement by daily active users, or DAUs. We evaluate our user retention by user retention rate, which is the number of active users of the current month who were also active users of the previous month divided by the number of active users of the previous month. Our average DAUs in the fourth quarter of 2012, 2013 and 2014 was 10.6 million, 25.4 million and 26.2 million, respectively. Our user retention rate for 2012, 2013 and 2014 was 41.1%, 46.1% and 34.6%, respectively.

•	Monthly paying users. MPUs refer to the number of unique user accounts through which a payment is made in our mobile games in a particular month. Our average MPUs increased from 0.3 million in the fourth quarter of 2012 to 5.1 million in the fourth quarter of 2013 and to 6.9 million in the fourth quarter of 2014, and are directly affected by, in addition to the factors that affect our MAUs, (i) the diversity of our virtual item offerings and (ii) the popularity and desirability of our virtual item offerings.

•	Average revenue per paying user. ARPPU for a certain month is calculated as game revenues in a particular month divided by the number of MPUs in that month. ARPPU for the year is calculated using game revenues for the entire year divided by the MPUs over the twelve-month period. Our ARPPU decreased from RMB10.5 in 2012 to RMB6.7 in 2013 primarily due to a change in the mix of games as our casual games, which have larger paying user base and lower ARPPU. Our ARPPU increased to RMB13.3 (US$2.1) in 2014 from RMB6.7 in 2013, primarily due to our efforts to develop stronger purchasing habits in our users and increased purchases in our new mid- and hardcore games, which generally have higher ARPPU than our casual games.

The average ARPPU for our casual games decreased from RMB6.5 in 2012 to RMB5.9 in 2013 and the average ARPPU for our mid- and hardcore games decreased from RMB149.2 in 2012 to RMB137.9 in 2013. Both decreases was primarily due to the rapid increase in our user base as a result of our business expansion, which, combined with the time required for our paying users to develop strong purchasing habits in our more immersive games, led to increased spending overall but lower spending per user. The average ARPPU for our casual games increased from RMB5.9 in 2013 to RMB10.7 (US$1.7) in 2014, primarily due to the increased monetization for our casual games; the average ARPPU for our mid- and hardcore games decreased from RMB137.9 to RMB71.4 (US$11.5) in 2014, primarily due to the rapid increase in our user base as a result of our business expansion and a change in our mid- and hardcore game portfolio mix.

Others

Other revenues primarily consist of revenues from our mobile advertising business and software outsourcing services.

Cost of Revenues

Cost of revenues primarily consists of (i) channel costs, (ii) content provider costs, (iii) salary and welfare costs and (iv) other costs.

Channel costs. These include (i) payment processing costs, which are payment processing fees from the sales of in-game virtual items that are retained by payment channel providers, and (ii) distribution fees that we pay to third-party distributors to allow downloads of our games through their platforms.

Our payment channel providers include China’s three mobile carriers, namely China Mobile, China Unicom and China Telecom, and third-party payment platforms such as Alipay, Weixin Payments, Tenpay, China UnionPay and Yeepay. The mobile carriers and third-party payment platforms are generally entitled to a prescribed percentage of the gross billings, which is charged by the mobile carriers or third-party payment platforms to the mobile game players. The percentage retained by payment channel providers varies, with mobile carriers charging a relatively higher rate in comparison to third-party payment platforms. China’s three mobile carriers accounted for a majority of our payment processing costs. Payments for casual games are typically made through mobile carriers using SMS billings, and payments for mid- and hardcore games are typically made through third-party payment platforms.

Our third-party distributors include (i) app stores such as YingYongBao and Qihoo 360 Mobile, (ii) social networking platforms such as Weixin, (iii) mobile pre-installations on devices, (iv) mobile carrier distribution channels and (v) others such as professional mobile advertising agents. We enter into distribution agreements with these third-party distributors, pursuant to which we pay the distributors a portion of the gross billings, net of payment processing costs, from games downloaded through their platforms.

Content provider costs. These are content fees paid to third party game developers under game licensing agreements where we act as principal in publishing, marketing, operating and monetizing the games.

Salary and welfare costs. These consist of salary and benefits, including share-based compensation, for game operations personnel.

Other costs. These include outsourcing costs, bandwidth costs, business tax and surcharges, depreciation and amortization, office rentals and other cost of revenues.

The following table sets forth the components of our cost of revenues by amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Channel costs	6,264	32.3	124,055	50.3	497,220	80,137	50.5
Content provider costs	—	—	—	—	23,239	3,745	2.4
Salary and welfare costs	2,944	15.2	9,379	3.8	26,519	4,274	2.7
Other costs	5,385	27.8	22,464	9.1	33,976	5,477	3.4

Total	14,593	75.3	155,898	63.2	580,954	93,633	59.0

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses and general and administrative expenses.

The following table sets forth the components of our operating expenses in absolute amounts and as a percentage of revenues for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Research and development expenses	7,501	38.7	14,214	5.8	63,678	10,263	6.5
Sales and marketing expenses	2,797	14.4	27,940	11.3	104,645	16,866	10.6
General and administrative expenses	4,713	24.3	14,780	6.0	236,788	38,163	24.1

Total	15,011	77.4	56,934	23.1	405,111	65,292	41.2

Research and development expenses primarily consist of (i) salary and welfare, including share-based compensation, for our research and development personnel and (ii) rental and depreciation of office premises and servers utilized by our research and development personnel.

Selling and marketing expenses primarily consist of (i) salary and welfare, including share-based compensation, for our sales and marketing personnel (ii) promotional expenses, (iii) expenses for attending industry trade shows and conferences and (iv) advertising expenses.

General and administrative expenses primarily consist of (i) salary and welfare, including share-based compensation, for our general and administrative personnel, (ii) traveling and entertainment expenses, (iii) office expenses and (iv) for 2014, professional fees in connection with our initial public offering and public company compliance.

Acquisitions and Investments

We made investments and acquisitions in small-sized companies whose businesses complement our business in amounts of RMB1.5 million and RMB49.2 million (US$7.9 million) in 2013 and 2014, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 16.5%.

China

Under the EIT Law, domestic enterprises and foreign investment enterprises, such as our wholly foreign-owned enterprise and VIEs, are subject to a unified 25% enterprise income tax rate, except for certain entities that benefit from tax holidays or other types of preferential tax treatment.

Shenzhen iDreamSky is qualified as a “software enterprise” and is entitled to tax exemption for two years beginning from 2013 and 50% enterprise income tax rate reduction for the subsequent three years. Shenzhen iDreamSky is also qualified as a High and New Technology Enterprise and is entitled to a reduced enterprise income tax rate of 15% for years 2013, 2014 and 2015. Shenzhen iDreamSky has applied for and is approved to enjoy the preferential tax treatment for software enterprises.

Under the EIT Law, dividends paid by foreign invested enterprises out of profits earned after January 1, 2008 to non-PRC tax resident enterprises are subject to a PRC withholding tax of 10%. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations, such rate is lowered to 5% if a Hong Kong resident enterprise owns over 25% of the equity interest of a PRC resident enterprise during the 12 consecutive months preceding the receipt of the dividends. Our PRC subsidiary is currently wholly-owned by our Hong Kong subsidiary. However, there is no assurance that PRC tax authorities will treat our Hong Kong subsidiary as the beneficial owner of the dividends paid by our PRC subsidiary and grant approvals for the 5% withholding tax rate on dividends received by our Hong Kong subsidiary from our PRC subsidiary.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “de facto management body” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The term “de facto management body” means an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties and other aspects of an enterprise. We do not believe we are currently a PRC tax resident. However, it remains unclear how PRC tax authorities will determine the tax residency status of companies like us. If we are deemed as a PRC tax resident, we would be subject to 25% PRC enterprise income tax on our global income under the EIT Law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC Shareholders.”

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue recognition

Game revenues

Game publishing service revenue

We are a publisher of mobile games developed by third party game developers. We license mobile games from game developers and earn game publishing service revenue by making a localized version of the licensed games and publishing them to the game players through distribution channels, including various mobile application stores, software websites and our own websites (collectively referred to as “distribution channels”) Through the distribution channels, game players can download the mobile games to their mobile devices. The mobile games licensed by us include casual mobile games (also known as single player offline mobile games) and mid- and hardcore mobile games (also known as multi-player online mobile games), a substantial majority of which are operated under a free-to-play model whereby game players can download the games free of charge and are charged for the purchase of in-game virtual items via payment channels, such as various mobile carriers and third-party Internet payment systems (collectively referred to as “payment channels”).

Casual mobile games

For casual mobile games, game players play the games on their own. Upon the completion of download and installation of the games to the game players’ mobile device, all functionalities of the games have been fully delivered to the devices. Players can then play the games on their devices without real time connection to the Internet. At game players’ discretion, in-game virtual items may be purchased to enhance game players’ game experience. The fulfillment of in-game purchase requires connection to the mobile carriers’ network or Internet connection to the servers of payment channels at the time of purchase. Once the game players confirm their purchase requests, the payment channels send an “unlock code” to the devices of the game players and then the purchased virtual items are automatically unlocked in the downloaded game. Therefore, future play and use of the purchased features do not require ongoing online connectivity or our involvement and game servers are not necessary for game players to play the game or utilize the purchased in-game features or items. We do not have a practice or history of replacing lost games or data of offline mobile games for game players.

Mid- and hardcore mobile games

For mid- and hardcore mobile games, game players interact with other online players to collaborate or to compete among themselves to complete certain tasks of the games within a virtual social environment. Playing of the online mobile games requires real time Internet connection to game servers, where all in-game user information is stored, including game playing contents and player’s in-game purchase data. The game application downloaded on game players’ device is similar to a portal to access the online game servers which are hosted by the game developers. Game players may purchase in-game virtual items or features via the payment channels to enhance their game-playing experience similar to offline mobile games.

(i) Principal Agent Consideration

a. Third party licensed mobile games

Proceeds earned from selling in-game virtual items, in both of the licensed casual and mid- and hardcore mobile games, are shared between us and the game developers, with the amount paid to the developers generally calculated based on amounts paid by players, after deducting the fees paid to the payment channels and the distribution channels including the credit allowable for deduction for games that were downloaded through our owned platforms, multiplied by a predetermined percentage for each game.

In accordance with Accounting Standards Codification, or ASC, 605-45, Revenue Recognition: Principal Agent Considerations, we evaluate agreements with the game developers, distribution channels and payment channels in order to determine whether or not we act as the principal or as an agent in the arrangement with each party respectively, which we consider in determining if relevant revenues should be reported gross or net of the pre-determined amount of the proceeds shared with the other parties.

The determination of whether to record the revenues gross or net is based on an assessment of various factors, including but not limited to whether we (i) are the primary obligor in the arrangement; (ii) have general inventory risk; (iii) change the product or perform part of the services; (iv) have latitude in establishing the selling price; (v) have involvement in the determination of product and service specifications. The assessment is performed for all our licensed mobile games, including offline and online mobile games.

With respect to our game license arrangements entered into during the years ended December 31, 2012, 2013 and 2014, we considered that the (i) developers are responsible for providing the game product desired by the game players; (ii) the costs incurred by the developers to develop the games are more than the licensing costs and game localizations costs incurred by the Group; (iii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the developers, (iv and v) the developers have the right to review and approve the pricing of in-game virtual items and the specification, modification or update of the game made by us. Our responsibilities are publishing, providing payment solution and market promotion service, and thus we view the game developers to be our customers and consider us as the agent of the game developers in the arrangements with game players. Accordingly, we record the game publishing service revenue from these licensed games, net of amounts paid to the game developers.

As we are responsible for identifying, contracting with and maintaining the relationships of the distribution and payment channels, commission fees paid to the distribution channels and payment channels are included in cost of revenues and presented on a gross basis. We consider us the primary obligor to the game developers for the reasons identified above as we have been given latitude by the game developers in selecting distribution and payment channels for our service to the game developers.

With respect to certain of our game license arrangements entered into during the year ended December 31, 2014, there are new game license arrangements under which we take primary responsibilities of game operation, including determining distribution and payment channels, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing. Under this type of game license arrangement, we considered us as a principal in these arrangements. Accordingly, we record the mobile game revenues from these third party licensed games on a gross basis. Commission fees paid to distribution channels and payment channels and content fees paid to third party game developers are recorded as cost of revenues.

b. Self-developed and acquired mobile games

Game revenues derived from self-developed and acquired mobile games are recorded on a gross basis as we act as a principal to fulfill most obligations related to the mobile game operation. Commission fees paid to distribution channels and payment channels are recorded as cost of revenues.

(ii) Timing of revenue recognition

We evaluate revenue recognition based on the criteria set forth in Financial Accounting Standards Board ASC 605, Revenue Recognition, and ASC 985-605, Software: Revenue Recognition. We recognize the service revenue when all four of the following criteria are met (i) persuasive evidence of an arrangement exists, (ii) service has been rendered, (iii) the selling price is fixed or determinable and (iv) the collection of the resulting receivable is reasonably assured.

a. Casual mobile games

For casual mobile games, we have determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request and the unlocking of the purchased virtual items. This is because the service fee earned by us from the developers is fixed or determinable, the fee is considered collectible and the performance by us has occurred once the game players purchase virtual items. We have no additional performance obligations to the developers or game players in order to earn the service fee upon the completion of the corresponding in-game purchases. Therefore, we recognize revenue from providing services to casual mobile game developers upon the purchase of in-game virtual items by the game players.

b. Mid- and hardcore mobile games

For games where we are acting as an agent in selling the mid- and hardcore mobile games to game players, we have determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request although the utilization of the purchased virtual items require connection to the game servers. The fact that the operation of these mobile games requires hosting and maintenance of online game servers would not affect the timing of revenue recognition by us because those obligations are the responsibilities of the game developers as the primary obligor. Therefore, we recognize revenues from providing services to mid- and hardcore mobile game developers upon the purchase of in-game virtual items by the game players as we have no further obligations to the developers in order to earn the service fee upon the completion of the corresponding in-game purchases.

For mid- and hardcore mobile games where we are acting as a principal, we have determined that we are obligated to provide on-going services to the game players who purchased virtual items to gain an enhanced game-playing experience over an average playing period of the paying players, and accordingly, we recognize the revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts, and all other revenues recognition criteria are met.

As the mid- and hardcore games are under a free-to-play model and revenue is generated from game paying players when they purchase game points for in-game virtual items, we focus on the playing period of paying players when estimating the period over which revenue is being recognized. We track each of the paying players’ purchases and log in history for each significant game to estimate the average playing period of the paying players (“estimated player play life”), which is the average playing period of all paying players between the first time the players charge game points into their accounts and the last log in. If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics.

For the year ended December 31, 2014, the estimated player play life of three months is based on six games that have sufficient historical operating data. The same estimated player play life was applied to the other games due to the lack of sufficient historical operating data, as well as the similarity in game characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates in the future as the games’ operation periods change, sufficient individual game data become available, or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of player pay life would be applied prospectively on the basis that such changes are caused by new information indicating a change in game player behavior patterns. Any changes in our estimates of player pay life may result in revenues being recognized on a basis different from prior periods’ and may cause our operating results to fluctuate. For the year ended December 31, 2012 and 2013, the estimated player paly life was not applicable, as there were no mid- and hardcore mobile games for which we were acting as a principal and no deferred revenue should be recorded accordingly.

We also hosted and maintained certain servers to collect and analyze user location, type and number of games downloaded, playing frequency and time and purchasing habits of the users of our casual and mid- and hardcore games. However, the hosting and maintaining of these servers for internal data analysis does not affect the timing of revenue recognition by us.

Share-based compensation

All share-based awards to employees and directors, including share options and ordinary shares awards are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

We use the binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and share option exercise behavior, risk-free interest rates and expected dividends. The use of the Binomial option-pricing model requires extensive actual employee exercise behavior data for the relative probability estimation purposes, and a number of complex assumptions.

If a share-based award is modified after the grant date, we evaluates for such modifications in accordance with ASC 718 Compensation—Stock Compensation and the modification is determined to be a probable-to-probable (Type 1) modification, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of modification or over the remaining requisite service period, depending on the vesting status of the award. The total recognized compensation cost for an equity award will at least equal to the fair value of the award at the grant date.

Consolidation

Our consolidated financial statements include the financial statements of iDreamSky, our subsidiaries and VIEs for which iDreamSky is the primary beneficiary. All transactions and balances between our subsidiaries, VIEs and us have been eliminated upon consolidation.

The assets and liabilities of the VIEs are consolidated in our financial statements based on historical cost. Our consolidated statements of operations and comprehensive loss and consolidated statements of cash flows include our results of operations and cash flows as if the current group structure had been in existence throughout the years ended December 31, 2012, 2013 and 2014, or since their respective dates of incorporation, whichever is the shorter. Our consolidated balance sheets have been prepared to present the financial position as of December 31, 2013 as if the current group structure had been in existence as of these dates.

A subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting powers; or have the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which we, through contractual agreements, bear the risks of, and enjoys the rewards normally associated with the ownership of the entity, and therefore we are the primary beneficiary of the entity. In determining whether we are the primary beneficiary, we considered whether we have the power to direct activities that are significant to the VIEs economic performance, and also our obligation to absorb losses of the VIE that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs.

We hold all the variable interests of the VIEs and have been determined to be the primary beneficiary of the VIEs.

All significant transactions and balances among our subsidiaries, VIEs and us have been eliminated upon consolidation.

Income taxes and uncertain tax positions

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statements of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of operations and comprehensive loss. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2012, 2013 and 2014. As of December 31, 2013 and 2014, we did not have any significant unrecognized uncertain tax positions.

Impairment of long-lived assets and intangible assets

For long-lived assets including amortizable intangible assets, we evaluate for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. We assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Foreign currency translation

We use the Renminbi as our reporting currency. The functional currencies of our company and our subsidiaries incorporated in Hong Kong are the United States dollar and the Hong Kong dollar, respectively, while the functional currency of the other entities and VIEs and their subsidiaries in the Group is the Renminbi, which is their respective local currency. In the consolidated financial statements, the financial information of our company, our subsidiaries and the VIEs, which use the U.S. dollar or Hong Kong dollar as their functional currency, have been translated into Renminbi. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, while revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as other comprehensive income or loss in the statement of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from re-measurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of operations and comprehensive loss.

Results of Operations

The following table sets forth a summary of our consolidated results of operations. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Game revenues	18,059	93.2	244,806	99.3	982,845	158,406	99.9
Other revenues	1,319	6.8	1,762	0.7	1,308	211	0.1
Total revenues	19,378	100.0	246,568	100.0	984,153	158,617	100.0
Cost of revenues	(14,593)	(75.3)	(155,898)	(63.2)	(580,954)	(93,633)	(59.0)
Gross profit	4,785	24.7	90,670	36.8	403,199	64,984	41.0
Operating expenses:
Research and development expenses	(7,501)	(38.7)	(14,214)	(5.8)	(63,678)	(10,263)	(6.5)
Sales and marketing expenses	(2,797)	(14.4)	(27,940)	(11.3)	(104,645)	(16,866)	(10.6)
General and administrative expenses	(4,713)	(24.3)	(14,780)	(6.0)	(236,788)	(38,163)	(24.1)
Total operating expenses	(15,011)	(77.5)	(56,934)	(23.1)	(405,111)	(65,292)	(41.2)
Other gains, net	946	4.9	106	0.0	8,855	1,427	0.9
Operating (loss)/income	(9,280)	(47.9)	33,842	13.7	6,943	1,119	0.7
Other (expenses)/income, net	(43)	(0.2)	117	0.1	3,166	510	0.3
(Loss)/income before income tax	(9,323)	(48.1)	34,019	13.8	10,109	1,629	1.0
Income tax expense	—	—	(6,174)	(2.5)	(26,810)	(4,321)	(2.7)
Net (loss)/income	(9,323)	(48.1)	27,845	11.3	(16,701)	(2,692)	(1.7)
Net loss/(income) attributable to the noncontrolling interest shareholders	32	0.2	287	0.1	(174)	(28)	(0.0)
Net (loss)/income attributable to iDreamSky Technology Limited	(9,291)	(47.9)	28,132	11.4	(16,875)	(2,720)	(1.7)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues

Our total revenues increased by 299.1% from RMB246.6 million in 2013 to RMB984.2 million (US$158.6 million) in 2014. This increase was primarily due to our enhanced game portfolio, which contributed to the expansion of the Company’s user base, and its effective monetization strategies.

•	Game revenues. Our game revenues increased by 301.5% from RMB244.8 million in 2013 to RMB982.8 million (US$158.4 million) in 2014, primarily due to (i) a 374.1% increase in gross billings and an increase in revenues from casual games to RMB780.7 million (US$125.8 million) as a result of the continued popularity of the Temple Run series, Subway Surfers and Fruit Ninja and the launch of new games, and (ii) an increase in revenues from mid- and hardcore games to RMB202.1 million (US$32.6 million), primarily due to the launch of new games.

In 2013 and 2014, for our casual games, we had average MAUs of 74.3 million and 104.6 million, respectively, average MPUs of 3.0 million and 6.1 million, respectively, and ARPPU of RMB5.9 and RMB10.7 (US$1.7), respectively. In 2013 and 2014, for our mid- and hardcore games, we had average MAUs of 0.9 million and 4.3 million, respectively, average MPUs of approximately 17,800 and 236,000, respectively, and ARPPU of RMB137.9 and RMB71.4 (US$11.5), respectively. Our overall ARPPU increased from RMB6.7 in 2013 to RMB13.3 (US$2.1) in 2014. The increase in ARPPU for our casual games was primarily due to the increased monetization in these games. The decrease in ARPPU for our mid- and hardcore games was primarily due to the rapid increase in our user base as a result of our business expansion and the change in our mid- and hardcore game portfolio mix. The increase in our overall ARPPU was driven by our increasingly effective monetization strategies as well as our expanded portfolio of mid- and hardcore games, which typically command higher ARPPU.

•	Other revenues. Our other revenues decreased by 25.8% from RMB1.8 million in 2013 to RMB1.3 million (US$0.2 million) in 2014. Other revenues in 2014 were primarily generated from our in-game advertisement services to selected business partners.

Cost of revenues

Our cost of revenues increased by 272.7% from RMB155.9 million in 2013 to RMB581.0 million (US$93.6 million) in 2014. The increase in cost of revenues was as a result of our growth, mainly in the areas below:

•	Channel costs. Channel costs increased from RMB124.1 million in 2013 to RMB497.2 million (US$80.1 million) in 2014 due to the expansion of our game publishing business. Channel costs as a percentage of total revenues in 2014 has remained stable compared to 2013, increasing slightly from 50.3% to 50.4%.

•	Content provider costs. We incurred content provider costs of RMB23.2 million (US$3.7 million) because in 2014, we began to operate games whose revenues are accounted for on a gross basis.

•	Salary and welfare costs. Salary and welfare costs increased from RMB9.4 million in 2013 to RMB26.5 million (US$4.3 million) in 2014, primarily due to the increase in our operations headcount.

•	Other costs. Other costs increased from RMB22.5 million in 2013 to RMB34.0 million (US$5.5 million) in 2014, primarily due to higher accumulated amortization expenses associated with games launched in 2014.

Cost of revenues as a percentage of total revenues for 2014 was 59.0%, compared to 63.2% in 2013. The decrease in cost of revenues as a percentage of total revenues from 2013 to 2014 was primarily due to (i) economies of scale of our operations and (ii) the payment of value-added tax, which is accounted for through offsetting revenues, rather than business tax, which is accounted for as part of cost of revenues, in 2014 due to changes in applicable PRC tax laws.

Gross profit

As a result of the foregoing, our gross profit increased significantly from RMB90.7 million in 2013 to RMB403.2 million (US$65.0 million) in 2014.

Research and development expenses

Our research and development expenses increased by 348.0% from RMB14.2 million in 2013 to RMB63.7 million (US$10.3 million) in 2014. Our research and development expenses as a percentage of total revenues accounted for 6.5% in 2014, compared with 5.8% in 2013. This increase was primarily attributable to an increase of RMB43.0 million (US$6.9 million) in employee benefit expenses as a result of our increased share-based compensation expenses associated with the grants under our share incentive plans and increased research and development headcount in line with the rapid expansion of our business.

Sales and marketing expenses

Our sales and marketing expenses increased by 274.5% from RMB27.9 million in 2013 to RMB104.6 million (US$16.9 million) in 2014. This increase was primarily attributable to an increase of RMB69.6 million in our expenses in marketing and promotional activities for branding and our games. Our sales and marketing expenses as a percentage of total revenues accounted for 10.6% in 2014, compared with 11.3% in 2013. The decrease was driven by our more effective marketing strategies.

General and administrative expenses

Our general and administrative expenses increased by 1,502.1% from RMB14.8 million in 2013 to RMB236.8 million (US$38.2 million) in 2014. Our general and administrative expenses as a percentage of total revenues accounted for 24.1% in 2014, compared with 6.0% in 2013. This increase was primarily attributable to (i) an RMB191.8 million (US$30.9 million) increase in employee benefits expenses as a result of our increased share-based compensation expenses and increased general and administrative headcount in line with the growth of our business, and (ii) payment of professional fees in connection with our initial public offering and public company compliance of RMB12.5 million (US$2.0 million).

Other gains, net

We had other gains, net, of RMB8.9 million (US$1.4 million) in 2014, compared to other gains, net, of RMB0.1 million in 2013. Other gains, net, in 2013 was primarily attributable to the fair value change of warrant liabilities of our Series B preferred shares, and partially offset by government subsidies. Other gains, net, in 2014 was primarily attributable to (i) ADS depositary reimbursements relating to the establishment of our ADS program and (ii) government subsidies.

Operating income and non-GAAP adjusted operating income

Operating income in 2014 was RMB6.9 million (US$1.1 million), representing a decrease of 79.5% from RMB33.8 million in 2013. Non-GAAP adjusted operating income excluding share-based compensation expenses in 2014 was RMB192.7 million (US$31.1 million), representing an increase of 463.9% from RMB34.2 million in 2013.

(Loss)/income before income tax

As a result of the foregoing, we had income before income tax of RMB10.1 million (US$1.6 million) in 2014, compared to income before income tax of RMB34.0 million in 2013.

Income tax expenses

We had income tax expense of RMB26.8 million (US$4.3 million) in 2014, primarily due to our increased profitability in 2014, compared to income tax expense of RMB6.2 million in 2013.

Net (loss)/income and non-GAAP adjusted net income

As a result of the foregoing, we had net income of RMB27.8 million in 2013, compared to net loss of RMB16.7 million (US$2.7 millions) in 2014.

Non-GAAP adjusted net income in 2014, which is net income excluding share-based compensation expenses of RMB185.8 million (US$29.9 million) and share of loss from equity investments of RMB3.7 million (US$0.6 million), was RMB172.8 million (US$27.8 million), compared to non-GAAP adjusted net income of RMB28.9 million in 2013, representing an increase of 498.7%.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Our total revenues increased by 1,172.4% from RMB19.4 million in 2012 to RMB246.6 million in 2013. This increase was primarily due to a significant increase in our game revenues.

•	Game revenues. Our game revenues increased by 1,255.6% from RMB18.0 million in 2012 to RMB244.8 million in 2013, primarily due to (i) a 1,035.5% increase in gross billings and an increase in revenues from casual games to RMB215.4 million as a result of the launches of the Temple Run series and Subway Surfers in 2013 and significantly increased revenues from Fruit Ninja, which we launched in 2011, and (ii) an increase in revenues from mid- and hardcore games to RMB29.4 million, primarily due to significantly increased revenues from the commercial launch of Era of Storm Online and other new mid- and hardcore games in 2013. In 2012, our top three games accounted for 59.8%, 20.4% and 12.1% of our total game revenues. In 2013, our top three games accounted for 41.9%, 32.7% and 11.3% of our total game revenues.

In 2012 and 2013, for our casual games, we had average MAUs of 18.2 million and 74.3 million, respectively, average MPUs of 0.1 million and 3.0 million, respectively, and ARPPU of RMB6.5 and RMB5.9, respectively. In 2012 and 2013, for our mid- and hardcore games, we had average MAUs of 0.3 million and 0.9 million, respectively, average MPUs of approximately 4,400 and 17,800, respectively, and ARPPU of RMB149.2 and RMB137.9, respectively. Our overall ARPPU increased from RMB11.3 in 2012 to RMB6.7 in 2013. The decreases in ARPPU for both our casual games and our mid- and hardcore games were primarily due to the rapid increase in our user base as a result of our business expansion, which, combined with the time required for our paying users to develop strong purchasing habits in our more immersive games, led to increased spending overall but lower spending per user.

•	Other revenues. Our other revenues increased by 33.6% from RMB1.3 million in 2012 to RMB1.8 million in 2013, primarily due to an increase in our advertising revenue.

Cost of revenues

Our cost of revenues increased by 968.3% from RMB14.6 million in 2012 to RMB155.9 million in 2013. This increase was attributable to the increase in our operation costs as a result of our rapidly expanding business, primarily in the areas below:

•	Channel costs. Channel costs, consisting costs associated with our payment and distribution channels, increased from RMB6.2 million in 2012 to RMB124.0 million in 2013. Channel costs as a percentage of total revenues increased from 32.3% to 50.3%, primarily due to the following factors: (i) in 2012, our revenues were fairly evenly derived from casual games and mid- and hardcore games, while in 2013 a significant majority of our revenues were derived from casual games. Payment for casual games is typically made through mobile carriers, who charge a higher percentage of the payment amount as their fees in comparison to third-party payment channels, which are typically used for payments for mid- and hardcore games; (ii) in 2013, our mobile carrier partners began to allow more distribution channels to provide payment support to mobile game players compared to 2012; and (iii) some of the newly added distribution channels also charged higher distribution fees than the fees charged by the distribution channels in 2012.

•	Salary and welfare costs. Salary and welfare costs increased from RMB2.9 million in 2012 to RMB9.4 million in 2013, primarily due to the increase in our operations headcount.

•	Other costs. Other costs increased from RMB5.4 million in 2012 to RMB22.5 million in 2013, primarily due to increases in our outsourcing costs of game design, business tax and surcharges and bandwidth costs, all resulting from and in line with the growth of our game business.

Cost of revenues as a percentage of total revenues for 2013 was 63.2%, compared to 75.3% in 2012. The decrease in cost of revenues as a percentage of total revenues from 2012 to 2013 was primarily due to economies of scale of our operations.

Gross profit

As a result of the foregoing, our gross profit increased significantly from RMB4.8 million in 2012 to RMB90.7 million in 2013.

Research and development expenses

Our research and development expenses increased by 89.5% from RMB7.5 million in 2012 to RMB14.2 million in 2013. This increase was primarily attributable to an increase of RMB6.7 million in employee benefit expenses as we significantly increased our research and development headcount in line with the rapid expansion of our business.

Sales and marketing expenses

Our sales and marketing expenses increased by 898.9% from RMB2.8 million in 2012 to RMB27.9 million in 2013. This increase was primarily attributable to (i) an increase of RMB22.8 million in promotional expenses as we increased our in-game, offline and celebrity and event-driven marketing efforts in line with the growth of our business and (ii) an increase of RMB2.9 million in expenses for attending industry trade shows and conferences as we worked to expand our brand awareness within the industry.

General and administrative expenses

Our general and administrative expenses increased by 213.6% from RMB4.7 million in 2012 to RMB14.8 million in 2013. This increase was primarily attributable to (i) an increase of RMB5.2 million in employee benefit expenses, primarily due to the increase in our general and administrative headcount from 11 in 2012 to 31 in 2013, (ii) increases of RMB3.2 million in travelling and entertainment expenses and RMB1.0 million in office expenses, both in line with the growth in our business.

Other gains, net

We had other gains, net, of RMB0.9 million in 2012, compared to other gains, net, of RMB0.1 million in 2013. Other gains, net, in 2012 was primarily attributable to the government subsidies and the fair value change of warrant liability of our Series B preferred shares. Other gains, net, in 2013 was primarily due to the fair value change of warrant liabilities of our Series B preferred shares, and partially offset by government subsidies.

Operating income

Operating income in 2013 was RMB33.8 million, compared to operating loss of RMB9.3 million in 2012. Non-GAAP adjusted operating income excluding share-based compensation expenses in 2013 was RMB34.2 million, compared to non-GAAP adjusted operating loss of RMB7.9 million in 2012.

(Loss)/income before income tax

As a result of the foregoing, we had income before income tax of RMB34.0 million in 2013, compared to loss before income tax of RMB9.3 million in 2012.

Income tax expenses

We had income tax benefit of nil in 2012, compared to income tax expense of RMB6.2 million in 2013, primarily due to our attaining profitability for the first time in 2013.

Net (loss)/income and non-GAAP adjusted net (loss)/income

As a result of the foregoing, we had net loss of RMB9.3 million in 2012, compared to net income of RMB27.8 million in 2013.

Non-GAAP adjusted net income in 2013, which is net income excluding share-based compensation expenses of RMB0.3 million, share of loss from equity investments of RMB0.2 million and fair value change of preferred share warrant liability of RMB0.6 million, was RMB28.9 million, compared to non-GAAP adjusted net loss of RMB7.3 million in 2012.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and proceeds from our initial public offering and the concurrent private placements in August 2014. As of December 31, 2012 and 2013 and December 31, 2014, we had cash and cash equivalents of RMB31.4 million, RMB179.7 million and RMB929.8 million (US$149.9 million), respectively. Our cash and cash equivalents are denominated in Renminbi and U.S. dollars, with Renminbi from cash from operations and U.S. dollars from initial public offering and the concurrent private placements. Our cash and cash equivalents denominated in Renminbi that are subject to PRC government controls on the convertibility of Renminbi into foreign currencies were RMB11.9 million, RMB71.2 million and RMB56.7 million (US$9.1 million) as of December 31, 2012 and 2013 and December 31, 2014, respectively. As of December 31, 2012 and 2013 and December 31, 2014, our VIEs and their subsidiaries held RMB11.7 million, RMB70.8 million and RMB56.3 million (US$9.1 million), respectively, in cash and cash equivalents. Our current cash primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and overseas.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next twelve months.

The following table sets forth a summary of our cash flows for the periods indicated

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(3,651)	57,693	20,544	3,312
Net cash used in investing activities	(9,763)	(6,806)	(178,613)	(28,788)
Net cash provided by financing activities	41,842	100,762	913,906	147,294
Net increase in cash and cash equivalents	28,428	151,649	755,837	121,818
Cash and cash equivalents at beginning of the period	2,985	31,365	179,658	28,956
Effect of exchange rate loss on cash and cash equivalents	(48)	(3,356)	(5,666)	(913)
Cash and cash equivalents at the end of the year	31,365	179,658	929,829	149,861

We may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiary, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts; and

•	loans by us to our PRC subsidiary, which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “—B. Business Overview—Regulation.”

Substantially all of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Operating Activities

Net cash provided by operating activities was RMB20.5 million (US$3.3 million) in 2014. This is based on net loss of RMB16.7 million (US$2.7 million), adjusted by (i) an increase in accounts payable of RMB76.2 million (US$12.3 million), primarily due to increased channel costs and sales and marketing expenses as a result of the growth of our business, (ii) an increase in deferred revenue of RMB41.4 million (US$6.7 million), primarily due to the launch of several mid- and hardcore games with payment models causing deferred revenue, (iii) an increase in deferred income taxes of RMB28.3 million (US$4.6 million), primarily due to deferred tax liabilities recognized from the net income generated by our VIEs, and (iv) share-based compensation expenses of RMB185.8 million (US$29.9 million), offset by an increase in prepayment and other assets of RMB184.1 million (US$29.7 million), primarily due to prepaid or guaranteed royalty fees to our content providers, and an increase in accounts receivable of RMB127.6 million (US$20.6 million), primarily due to increased revenues as a result of the growth of our business.

Net cash provided by operating activities was RMB57.7 million in 2013. This is based on net income of RMB27.8 million, adjusted by (i) an increase in accounts payable of RMB78.2 million, primarily due to increased channel costs as a result of the growth of our business, (ii) an increase in accruals and other liabilities of RMB18.8 million, primarily due to increased salaries and welfare costs, business tax and other taxes payable and (iii) an increase in income tax payable of RMB7.2 million, primarily due to increased operating profit, partially offset by an increase in accounts receivable of RMB71.8 million, primarily due to increased revenues as a result of the growth of our business.

Net cash used in operating activities was RMB3.7 million in 2012. This is based on net loss of RMB9.3 million, adjusted by (i) an increase in accounts payable of RMB7.0 million, primarily due to increased game content and distribution channel costs as a result of the growth of our business and (ii) an increase in amounts due to related parties of RMB5.7 million, primarily due to an increase in amounts due to Legend Star, partially offset by (i) a decrease in accruals and other liabilities of RMB5.8 million, primarily due to increased salaries and welfare costs, business tax and other taxes payable, (ii) an increase in accounts receivable of RMB4.7 million, primarily due to increased revenues as a result of the growth of our business.

Investing Activities

Net cash used in investing activities was RMB178.6 million (US$28.8 million) in 2014, primarily attributable to (i) total investments of RMB39.2 million (US$6.3 million) in equity investees and debt securities, (ii) purchases of property and equipment of RMB11.3 million (US$1.8 million), mainly consisting of purchases of servers and computers for our growing business, and (iii) purchase of game licenses of RMB124.1 million (US$20.0 million).

Net cash used in investing activities was RMB6.8 million in 2013, primarily attributable to (i) purchases of property and equipment of RMB8.5 million, mainly consisting of purchases of servers and computers for our growing business, (ii) purchase of game licenses of RMB2.5 million, and (iii) cash paid for equity investment of RMB1.5 million, consisting of our investment in a minority interest in a mobile game developer.

Net cash used in investing activities was RMB9.8 million in 2012, primarily attributable to (i) purchases of property and equipment of RMB2.0 million, mainly consisting of purchases of servers and computers for our growing business and (ii) purchase of game licenses of RMB2.0 million.

Financing Activities

Net cash provided by financing activities was RMB913.9 million in 2014, primarily attributable to our initial public offering and the concurrent private placement in August 2014.

Net cash provided by financing activities was RMB100.8 million in 2013, primarily attributable to proceeds from issuance of preferred shares of RMB134.4 million and the exercise of preferred share warrants of RMB24.6 million, partially offset by (i) repurchase of our ordinary shares of RMB33.8 million and (ii) repurchase of our preferred shares of RMB17.7 million.

Net cash provided by financing activities of RMB41.8 million in 2012, primarily attributable to (i) proceeds from issuance of preferred shares of RMB43.7 million, partially offset by issuance costs for preferred shares of RMB2.0 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investments in servers, computers and other office equipment. We incurred capital expenditures of RMB2.0 million in 2012, RMB8.5 million in 2013 and RMB11.3 million (US$ 1.8 million) in 2014. We expect to incur approximately RMB34.6 million (US$5.6 million) in capital expenditures for 2015, primarily on purchases of enterprise office software, servers and computers and leasehold improvements. We intend to fund these capital expenditures with our cash on hand. Actual future capital expenditures may differ from the amounts indicated above. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

We invest substantial resources in our research and development activities, including enhancing existing games, launching new games and developing the social connectivity functions on our platform. We focus on upgrading our multi-dimensional data analysis engine and SkyNet network, as well as refining tools for our cross-promotion and other in-application marketing strategies.

Our research and development expenses were RMB7.5 million, RMB14.2 million and RMB63.7 million (US$10.3 million) in 2012, 2013 and 2014, respectively, accounting for 38.7%, 5.8% and 6.5% of our total revenues during those periods, respectively.

Intellectual Property

Our business is significantly based on the acquisition, creation, use and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology and trade secrets that we license from game developers, or that we created to localize the games and to enable them to run properly on multiple platforms. We also create audio-visual elements, including graphics, music, story lines and interface design, as we redesign imported games.

We protect our intellectual property rights in China by relying on local laws and contractual restrictions. We enter into confidentiality, proprietary rights assignment, non-compete and non-assignment agreements with our employees, and have confidentiality arrangements with our business partners. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties.

As of December 31, 2014, we had 29 registered trademarks and 53 registered copyrights in the PRC, and we are in the process of applying for the registration of 357 trademarks and 2 patents in the PRC. In addition, we have registered 2 domain names that are material to our business, including www.idreamsky.com and www.uu.cc.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered, and do not expect to enter, into any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts indexed to equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with it.

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of RMB)
Operating Lease Commitments	34,757	8,878	19,786	6,093	—
Bandwidth Lease Commitments	976	976	—	—	—

Total	35,733	9,854	19,786	6,093	—

G.	Safe Harbor

This annual report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our business strategies and initiatives as well as our business plans;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenue and certain cost or expense items;

•	our ability to continue to offer new and attractive games and services;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	our ability to attract, retain and monetize users;

•	our expectation regarding the use of proceeds from this offering;

•	growth of and trends and competition in the mobile game industry in China;

•	PRC governmental policies and regulations relating to the mobile game industry in China; and

•	general economic and business conditions in China.

You should thoroughly read this annual report and the documents that we refer to in this annual report with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

This annual report also contains third-party data related to macroeconomic data and the mobile game industry as well as related projections and analyses based on a number of assumptions. These market data, including statistical data extracted from the Analysys Report, include projections that are based on a number of assumptions. The projected growth may not materialize at the rates suggested by the market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the changing nature of the mobile game industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which these statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. You should not rely upon forward-looking statements as predictions of future events.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 16/F, A3 Building, Kexing Science Park 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong, 518057. People’s Republic of China:

Name	Age	Position/title
Michael Xiangyu Chen	32	Chairman and chief executive officer
Jeffrey Lyndon Ko	32	Director and president
Anfernee Song Guan	33	Director and chief technology officer
Steven Xiaoyi Ma	41	Director
Erhai Liu	46	Director
David Yuan	45	Director
Mingyao Wang	40	Director
Bin Yu	45	Independent director
Ruby Rong Lu	44	Independent director
Jun Zou	44	Chief financial officer

Michael Xiangyu Chen is one of the founders of our company and is the chairman of our board of directors and chief executive officer. Mr. Chen has more than ten years of experience in the telecommunications, Internet and mobile games industries. Prior to co-founding our company, from October 2008 to November 2009, Mr. Chen worked at the overseas projects division of Achievo Information Technology (Shenzhen) Co., Ltd., a provider of software solutions and technology consulting services in China, where he led the development of numerous mobile applications for iOS and Android smartphones, including the development of mobile game applications for overseas game developers. From August 2005 to November 2007, Mr. Chen was a technology director at Shenzhen Guoxin Communication Technology Co., Ltd., a provider of mobile family-to-school communication services in China. From March 2002 to June 2005, Mr. Chen served as a software engineer at Huawei Technologies Co., Ltd., a multinational networking and telecommunications equipment and services provider headquartered in China. Mr. Chen received a bachelor’s degree in computer science and technology from Central South University in China.

Jeffrey Lyndon Ko is one of the founders of our company and is our director and president, primarily responsible for our corporate relationships with overseas game developers and social media strategies. Mr. Ko has more than ten years of experience in the technology and game industries. Prior to co-founding our company, from November 2010 to October 2011, Mr. Ko was a creative director at Rullingnet Corporation, a tablet device developer and content provider for children based in Hong Kong. From January 2009 to December 2010, Mr. Ko co-founded Humble Gaming Limited, one of the first developers of mobile games for iOS-based smartphones in Hong Kong. From March 2008 to December 2008, Mr. Ko served as a vice president of China operations at Interzone Entertainment, a publisher of MMOG games headquartered in the U.S., with game studios in China, Australia and Brazil. From January 2007 to June 2008, Mr. Ko founded White Hands Creations, a consultancy firm advising game developers, publishers and investors based in Hong Kong. White Hands Creations was later merged into the China operations of Interzone Entertainment. Prior to that, Mr. Ko worked at several game development companies in China and Hong Kong serving various managerial roles. Mr. Ko was also a co-president of the Global Mobile Game Confederation, an association of top global mobile game developers and publishers, from January 2013 to January 2015. Mr. Ko graduated from Chong Gene Hang College in Hong Kong in July 2001.

Anfernee Song Guan is one of the founders of our company and is our director and chief technology officer. Mr. Guan has more than 10 years of experience in the telecommunications, technology and Internet industry. Prior to joining us, from March 2010 to December 2010, Mr. Guan served as a technology director at Guangzhou Startcom Information Technology Co., Ltd., a computer software developer based in Guangzhou China. From December 2006 to March 2010, Mr. Guan was a project manager at Achievo Information Technology (Shenzhen) Co., Ltd., a provider of software solutions and technology consulting services in China. Prior to that, from March 2004 to November 2006, Mr. Guan was a software department manager of ChinaGPS Co., Ltd. (Shenzhen), a developer and manufacturer of automobile intelligent multimedia systems and automobile and consumer electronics and provider of on telemetric services. Mr. Guan has led the design and development of over ten major software systems for international clients at these companies, including online advertisement, online sales and billing and securities trading and settlement platform management systems. Mr. Guan received a bachelor’s degree in software engineering from Zhejiang University in China.

Steven Xiaoyi Ma has served as our director since September 2013 and was appointed to our board by THL A19 Limited. Mr. Ma has more than 11 years of management experience in the information technology industry. Mr. Ma is a senior vice president at Tencent Technology (Shenzhen) Company Limited, a leading Internet company in China. Prior to joining Tencent, from January 2003 to April 2007, Mr. Ma served as a general manager at Optic Communications Co., Ltd., an online game operator in China. From June 2001 to January 2003, Mr. Ma was a general manager at Yifu Internet Technology Company Limited, a developer of computer software and computer accessories and a provider of software consulting services. Mr. Ma received a bachelor’s degree in computer science from Shanghai Jiaotong University in China and an EMBA degree from Fudan University in China.

Erhai Liu has served as our director since May 2012 and is currently serving as a director of our company on behalf of the LC Fund entities. Mr. Liu was the managing director of Legend Capital, an investment management firm focusing on early-stage venture capital investments and expansion-stage growth capital investments. Prior to joining Legend Capital, Mr. Liu served as a vice president at Tie Tong Network Company from May 2001 to August 2003. From May 2000 to May 2001, Mr. Liu served as a vice president for the China region at Clarent Corporation, a provider of software-based communications solutions. Prior to that, from May 1994 to May 2000, Mr. Liu headed the value-added service division of Jitong Network Communications Co., Ltd. Mr. Liu received a bachelor’s degree in communication and information system from Xidian University in China, a master’s degree in psychology and an M.B.A. degree from Peking University in China.

David Yuan has served as our director since May 2012 and was appointed to our board by the Redpoint entities. Mr. Yuan is a partner and managing director at Redpoint Ventures, a venture capital firm headquartered in the U.S. Mr. Yuan heads Redpoint Ventures’ China offices and is a board member on several private companies in the sectors of consumer Internet, digital marketing and mobile applications and platforms. Mr. Yuan led Redpoint Ventures’ investments in several other Internet companies based in China including Cgen Media, Qihoo 360 and 51.com. Prior to joining Redpoint, Mr. Yuan co-founded and served as chief executive officer of iTelco Communications, a technology and solution provider for the next generation of communication networks. Previously, Mr. Yuan was a co-founder of Opentel Communications, a facility-based international telecom carrier. Prior to Opentel, Mr. Yuan co-founded Genesol Enterprise, one of the first telecom system integration companies in China. Mr. Yuan began his career with Intel as a design engineer and a product manager in the microprocessor group. Mr. Yuan received a bachelor’s degree in electrical engineering from MIT and an M.B.A. degree from MIT Sloan School of Management, where he was a Sloan Fellow.

Mingyao Wang has served as our director since May 2012 and was appointed to our board by Prime Express Investments Limited. Mr. Wang is a director of the incubator investment division at Legend Holdings, an investment holding company focusing on strategic investments in various sectors, including information technology. Prior to joining Legend Holdings, from July 2005 to March 2010, Mr. Wang was a partner at Ninesail Investment Consulting (Beijing) Company Limited, a boutique investment bank in China. From November 2002 to July 2005, Mr. Wang was a senior vice president at Zero2IPO Group, a leading private equity related advisory and investment company in China. Prior to that, from April 2002 to November 2002, Mr. Wang was a marketing manager at Dacheng Fund Management Co., Ltd. From August 1996 to August 2000, Mr. Wang was an engineer at the Ministry of Water Resources of the PRC. Mr. Wang received a bachelor’s degree in engineering from Hohai University in China and an M.B.A. degree from Tsinghua University in China.

Bin Yu has served as our independent director since August 2014. Ms. Yu has been the chief financial officer of Innolight Technology Co., Ltd., a company engaged in cloud data center infrastructure enabling, since January 2015, where she is responsible for corporate finance, legal, investor relations and financial management. Ms. Yu was a director and the chief financial officer of Star China Media Limited, a company engaging in entertainment TV programs business, from December 2013 and May 2013, respectively, until January 2015, where she was responsible for corporate finance, legal, investor relations and financial management. From August 2012 to April 2013, Ms. Yu was the senior vice president of Youku Tudou Inc. (NYSE: YOKU), an Internet television company in China and was in charge of the company’s investment in content production, merger and acquisition and strategic investment. Respectively from January 2012 to April 2013 and from July 2010 to December 2011, Ms. Yu served as the chief financial officer and the vice president of finance of Tudou Holdings Limited, a company engaging in Internet television business, where she oversaw the management of the company’s finance, legal, public relationship and investor relationship departments. Prior to that, from September 1999 to July 2010, she worked at KPMG and was promoted to senior manager of KPMG Greater China region, where she was responsible for financial statements auditing and China-based private entities’ listing overseas. Ms. Yu obtained a master’s degree in accounting and education from the University of Toledo in the United States in May 1998 and August 1998, respectively, and an EMBA degree from Tsinghua University and INSEAD in January 2013. She is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Ruby Rong Lu has served as our independent director since August 2014. Ms. Lu is a general partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of several DCM portfolio companies, including E-Commerce China Dangdang Inc. (NYSE: DANG), an e-commerce company in China. She served as a director of Pactera Technology International Ltd. (NASDAQ: PACT), an IT outsourcing company, from 2006 to February 2014, and a director of BitAuto Holdings Limited (NYSE: BITA), a provider of Internet content and marketing services for automotive in China, from 2006 to 2013. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. Ms. Lu received her master’s degree in international economics and energy, environment, science and technology from Johns Hopkins University, School of Advanced International Studies and bachelor’s degree in economics with honors from the University of Maryland.

Jun Zou has served as our chief financial officer since April 2014. Prior to joining us, from October 2012 to April 2014, Mr. Zou served as the chief financial officer for E-Commerce China Dangdang Inc. (NYSE: DANG), a leading business-to-consumer e-commerce company in China. From 2010 to 2012, Mr. Zou served as the chief financial officer for Xunlei Ltd. (NASDAQ: XNET), a leading Chinese internet platform. From 2009 to 2010, he served as the chief financial officer, treasurer, board secretary and vice president of strategy for China BAK Battery Inc. (NASDAQ: CBAK). Mr. Zou served as the chief financial officer of GCL Silicon in Hong Kong in 2008. From 2006 to 2008, he was the chief financial officer for the global technical services business unit and head of global customer financing and treasury at Huawei Technologies, a Fortune 500 technology company in China. From 1999 to 2006, Mr. Zou served in progressive managerial roles in treasury, customer finance, strategic planning and eventually as global controller for the managed services business unit at Ericsson in the United States and Sweden. Earlier in his career, he worked for several top U.S. and Japanese banks in China and the United States. Mr. Zou received a master’s degree in business administration from the University of Texas in the U.S. and a bachelor’s degree in international business and economics from Shanghai International Studies University in China.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2014, we paid an aggregate of approximately RMB1.4 million (US$0.2 million) in compensation in the form of cash to our directors and executive officers.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit. Our PRC subsidiary has contributed retirement and similar benefits to our executive officers in the year ended December 31, 2014. We have not otherwise set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Share Incentive Plans

We maintain share incentive plans in order to attract and retain talent, provide additional incentives to our employees, consultants and directors, and promote the success of our business.

2012 Share Incentive Plan

We adopted our 2012 Share Incentive Plan, or the 2012 Plan, in July 2012. As of the date of this annual report, we have granted our employees options to purchase 2,770,000 shares under the 2012 Plan, with an exercise price ranging from US$0.024 to US$0.048. As of the date of this annual report, options to purchase 2,690,000 ordinary shares are outstanding under the 2012 Plan. These options will expire in 10 years after the date of the grant. No options have been granted to our directors or officers. Other than the options already granted, there are currently no shares available for grant under the 2012 Plan. The following paragraphs summarize the terms of the 2012 Plan.

Plan administration. Our board of directors or one or more committees appointed by the board or another committee act as the plan administrator.

Types of awards. The 2012 Plan permits direct award of shares and grants of stock options.

Award agreements. Each award of shares or grant of options under the 2012 Plan shall be evidenced by an award agreement between the award recipient and our company.

Eligibility. Only our employees, directors and any individual consultant or advisor who renders or has rendered bona fide services to us are eligible to receive awards or grants under the 2012 Plan.

Term of awards and options. Awards of shares under the 2012 Plan shall either vest or be repurchased by us not more than ten years after the date of grant The term of options granted under the 2012 Plan shall not exceed ten years.

Vesting schedule and other restrictions. The plan administrator of our 2012 Plan have discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded and options granted under the 2012 Plan. The vesting schedule is set forth in the award agreement.

Option price. The option price shall be determined by the plan administrator, subject to a number of limitations.

Acceleration of vesting upon corporate transaction. If a change in control of our company occurs and the successor entity does not assume the call right, options granted under the 2012 Plan will become immediately vested and exercisable, and the restricted shares awarded under the plan will immediately vest free of forfeiture restrictions and/or restrictions giving us the right to repurchase the shares at their original purchase price.

Termination of options. Unless otherwise provided in the award agreement or subject to earlier termination pursuant to the plan, any unexercised option shall terminate on: (a) the expiry of the option period; (b) the date of termination of employment of the recipient by us for cause; (c) expiry of the twelve-month period due to death or total disability of the recipient; (d) expiry of the 90-day period following the date of termination of employment for reasons other than (a) and (b).

Termination. Our 2012 Plan shall terminate at the close of business on the day before the tenth anniversary of the date when our board adopted the plan. Our board may terminate the plan at any time, in whole or in part.

Amendment. No amendments, suspension or termination of the 2012 or change affecting any outstanding award shall, without written consent of the recipients, affect in any manner materially adverse to the recipients any rights or benefits of the recipient or obligations of us under any award granted under the plan prior to the effective date of such change. Subject to the above, the plan administrator may, at any time, amend, modify or suspend the plan, in whole or in part. To the extent then required by applicable law or any applicable listing agency or required under Sections 162, 409A, 422 or 424 of the Code to preserve the intended tax consequences of the 2012 Share Incentive Plan, or deemed necessary or advisable by the board, any amendment to the plan shall be subject to shareholder approval.

Transfer restrictions. Awards may not be transferred in any manner by the recipient other than the following: (i) transfer to our company; (ii) transfer by gift to “immediate family”; (iii) upon the death of the recipient, transfer by the recipient’s beneficiary or transfer by will or the laws of descent and distribution, or (iv) transfer by the recipient’s duly appointed legal representative if the recipient has suffered a disability, except as otherwise provided by the plan administrator.

2014 Share Incentive Plan

We adopted a 2014 Share Incentive Plan, or the 2014 Plan, in June 2014. The maximum number of ordinary shares that may be issued pursuant to awards to be granted under the 2014 Plan is 18,099,530. As of the date of this annual report, we have granted 13,026,080 restricted shares to certain directors, officers and other employees under the 2014 Plan. The following paragraphs summarize the terms of the 2014 Plan.

Plan administration. Our board of directors or a committee appointed by the board will act as the plan administrator. Our board of directors or the committee so appointed may delegate one or more members of the board or one or more officers of our company to grant or amend awards or take other administrative actions.

Types of awards. The 2014 Plan authorizes the awards of options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payments and share appreciation rights.

Award agreements. Each award under the 2014 Plan shall be evidenced by an award agreement which may be a written notice, agreement, terms and conditions, contract or other instrument of document evidencing such award.

Eligibility. The plan administrator may select among the following eligible individuals to whom an award may be granted: (i) our employees, (ii) consultants or advisers contracted directly with us, who render bona fide services to us (except in connection with the offer or sale of securities in a capital-raising transaction or which directly or indirectly promote or maintain a market for our securities), and (iii) directors who are not our employees.

Term of awards. The term of any option or share appreciation right granted under the 2014 Plan shall not exceed ten years, which may be extended by the plan administrator. Any restricted share award, dividend equivalent award, deferred share award, share payment award and/or restricted share unit award is only exercisable or distributable before the eligible individual’s termination of service with us, except determined otherwise by the plan administrator.

Vesting schedule and other restrictions. The plan administrator has discretion in determining the vesting schedules and other restrictions applicable to options, restricted shares, dividend equivalents, deferred shares, share payment awards, restricted share units and share appreciation rights awarded under the 2014 Plan.

Exercise price and purchase price. The exercise price per share subject to an option or a share appreciation right granted shall be determined by the plan administrator, which may be a fixed or variable price related to the fair market value of the shares, subject to a number of limitations. The exercise or purchase price for restricted shares, shares of deferred shares, shares distributed as a share payment award or shares distributed pursuant to a restricted share unit award shall be determined by the plan administrator but shall not be less than the par value of the shares.

Acceleration of vesting. At any time after the grant of options, restricted shares or share appreciation rights, the plan administrator may accelerate the vesting of such options, restricted shares or share appreciation rights.

Termination. The 2014 Plan will expire on the tenth anniversary of the date when it is approved by our shareholders.

Amendment, suspension or termination. No amendment, suspension or termination of the 2014 Plan shall, without the consent of the award recipients, impair any rights or obligations under any award that has been granted or awarded prior to such amendment, suspension or termination. Subject to the above, the plan administrator may at any time terminate, amend or modify the 2014 Plan, except where shareholder approval is required by applicable laws or where the amendment relates to (i) any increases in the number of shares available under the 2014 Plan (other than any adjustment permitted under the 2014 Plan), (ii) an extension of the term of the 2014 Plan or the exercise period for an option or share appreciation right beyond ten years from the date of grant, or (iii) a material increase in benefits or a change in eligibility requirements.

Transfer restrictions. No award under the 2014 Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, as permitted by the plan administrator.

As of the date of this annual report, we granted an aggregate of 13,026,080 restricted shares to certain directors, officers and other employees at no consideration. Out of the 13,026,080 restricted shares, 1,928,000 restricted shares or Performance Shares have performance conditions. The plan administrator determines and evaluates the performance of the grantee for purposes of the vesting of the Performance Shares. The evaluation criteria may be varied from time to time at the plan administrator’s absolute discretion. There were no performance conditions attached to the remaining 11,098,080 restricted shares. The vesting period of the 13,026,080 restricted shares ranges from 2 months to 48 months.

The following table summarizes, as of the date of this annual report, the outstanding restricted shares we granted to our directors, officers and other employees as a group under the 2014 Plan.

Name	Number of Outstanding Restricted Shares	Date of Grant
All directors and officers as a group(1)	3,461,750	June 17, 2014
	60,000	August 20, 2014
All other individuals as a group	8,738,330	June 17, 2014
	660,000	October 1, 2014
	100,000	December 5, 2014
	6,000	December 9, 2014

(1)	Each of Jeffrey Lyndon Ko, Anfernee Song Guan, Jun Zou, Ruby Rong Lu and Bin Yu has been granted restricted shares representing less than one percent of our total outstanding share capital as of the date of December 31, 2014.

C.	Board Practices

Board of Directors

Our board of directors currently consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors, namely the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Ms. Bin Yu, Ms. Ruby Rong Lu and Mr. David Yuan and is chaired by Ms. Bin Yu. Ms. Bin Yu and Ms. Ruby Rong Lu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy the NASDAQ Global Select Market and SEC requirements within one year of the completion of this offering. Our board also has determined that Ms. Bin Yu qualifies as an audit committee financial expert within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NASDAQ Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with the management and our internal auditor and our independent registered public accounting firm;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Ms. Ruby Rong Lu, Ms. Bin Yu and Mr. Erhai Liu and is chaired by Ms. Ruby Rong Lu. Ms. Ruby Rong Lu and Ms. Bin Yu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Michael Xiangyu Chen, Ms. Ruby Rong Lu and Ms. Bin Yu and is chaired by Mr. Michael Xiangyu Chen. Ms. Ruby Rong Lu and Ms. Bin Yu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Each of our directors shall hold office until the expiration of his or her term and his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. At each annual general meeting one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is prohibited by law from being a director. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors. Our officers are appointed by and serve at the discretion of the board of directors.

Employment Agreements and Indemnification Agreements

We expect to enter into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconducts being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our company all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets which the executive officer may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of the executive officer’s employment with us that are either related to the scope of the employment or make use of the resources of the company. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Specifically, each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officer, manager, consultant or employee.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or the NASDAQ Listing Rules, and unless disqualified by the chairman of the relevant meeting of our board of directors, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D.	Employees

We had 137, 329 and 756 full-time employees as of December 31, 2012 and 2013 and 2014, respectively. Their employment agreements with us are typically for a term of three years. Substantially all of our employees are based in the PRC. The following table sets forth the numbers of our employees categorized by areas of operations as of December 31, 2014:

Function	Number of Employees
Design, research and development	372
Operations	250
Publishing	53
General administration	81

Total	756

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and a collegial and creative working environment, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We design and implement in-house training programs tailored to each job function and a set of responsibilities to enhance performance. Specific training is provided during orientation for new employees to familiarize them with our working environment and operational procedures.

We compensate our employees with basic salaries, performance-based bonuses and stock options. As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We are required to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We also maintain commercial work safety and retirement insurance for some of our employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2014 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 173,912,753 ordinary shares outstanding as of December 31, 2014, comprising 92,466,633 Class A ordinary shares and 81,446,120 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares beneficially owned		Percentage of votes held
Name	Number	%†	%†
Directors and Executive Officers:
Michael Xiangyu Chen(1)	38,532,120	22.1	40.6
Jeffrey Lyndon Ko(2)	3,904,430	2.2	—
Anfernee Song Guan(3)	3,904,430	2.2	—
Steven Xiaoyi Ma	—	—	—
Erhai Liu(4)	26,889,220	15.5	16.3
David Yuan(5)	—	—	—
Mingyao Wang(6)	3,375,000	1.9	2.0
Bin Yu	—	—	—
Ruby Rong Lu	—	—	—
Jun Zou	*	*	*
All directors and executive officers as a group	69,161,780	39.8	58.9
Principal Shareholders:
Dream Data Services Limited(7)	30,723,260	17.7	32.0
THL A19 Limited(8)	39,040,980	22.4	21.7
LC Fund entities(9)	26,889,220	15.5	16.3
Redpoint entities(10)	21,847,100	12.6	13.2

*	Less than 1% of the outstanding ordinary shares.
†	Assumes 173,912,753 ordinary shares outstanding as of December 31, 2014, comprised of 92,466,633 Class A ordinary shares and 81,446,120 Class B ordinary shares. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Each Class B ordinary shares is entitled to ten votes, whereas each Class A ordinary share is entitled to one vote.
(1)	Represents (i) 1,849,650 Class A ordinary shares directly held by Prometheus Capital (International) Co, Ltd, or Prometheus, (ii) 250,000 Class A ordinary shares upon vesting of Jeffrey Lyndon Ko’s, or Mr. Ko’s, restricted shares within 60 days after December 31, 2014, (iii) 250,000 Class A ordinary shares upon vesting of Anfernee Song Guan’s, or Mr. Guan’s, restricted shares within 60 days after December 31, 2014, (iv) 7,308,860 Class B ordinary shares directly held by DT01 Holding International limited, or DT01, and (vi) 28,873,610 Class B ordinary shares directly held by Dream Data Services Limited, or Dream Data. Dream Data is a British Virgin Islands company wholly-owned by MICH Limited, which is a Guernsey company wholly-owned by Mr. Chen through a family trust. Prometheus has irrevocably granted to Dream Data the proxy to vote all the shares it beneficially owns in our company. DT01 is a British Virgin Islands company, which is 50% owned by Mr. Ko through a family trust and 50% owned by Mr. Guan through a family trust. Mr. Ko and Mr. Guan have irrevocably granted to Mr. Chen the proxy to vote all the shares they beneficially own in our company.
(2)	Represents (i) 3,654,430 Class B ordinary shares held by DT01, and (ii) 250,000 Class A ordinary shares issuable upon vesting of restricted shares granted to Mr. Ko within 60 days after December 31, 2014. DT01 is 50% beneficially owned by Mr. Ko through a family trust. Mr. Ko has irrevocably granted to Mr. Chen the proxy to vote all the shares he beneficially owns in our company. The business address of Mr. Ko is 16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong province, China.
(3)	Represents (i) 3,654,430 Class B ordinary shares held by DT01, and (ii) 250,000 Class A ordinary shares issuable upon vesting of restricted shares granted to Mr. Guan within 60 days after December 31, 2014. DT01 is 50% beneficially owned by Mr. Guan through a family trust. Mr. Guan has irrevocably granted to Mr. Chen the proxy to vote all the shares he beneficially owns in our company. The business address of Mr. Guan is 16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong province, China.
(4)	Represents (i) 12,516,850 Class A ordinary shares and 12,516,850 Class B ordinary shares held by LC Fund V, L.P. and (ii) 927,760 Class A ordinary shares and 927,760 Class B ordinary shares held by LC Parallel Fund V, L.P. Mr. Liu is currently serving as a director of our company on behalf of the LC Fund entities, with his business address at A-10, Tower A, Raycom Info. Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, China. In March 2015, Mr. Liu has resigned from his position with LC Fund entities, and, as of the date of this annual report, Mr. Liu is not deemed to have beneficial ownership in the shares held by the LC Fund entities pursuant to relevant SEC rules. During the entire period when Mr. Liu served his position at the LC Fund entities and was deemed to have beneficiary ownership in the shares held by the LC Fund Entities pursuant to relevant SEC rules, Mr. Liu disclaimed beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. See footnote (9) below for information regarding the LC Fund entities.

(5)	Mr. Yuan is a director designated to our board of directors by Redpoint Ventures IV, L.P. and Redpoint Associates IV L.L.C., or the Redpoint entities. See footnote (10) below for information regarding the Redpoint entities.
(6)	Represents 1,687,500 Class A ordinary shares and 1,687,500 Class B ordinary shares held by Prime Express Investments Limited, or Prime Express. Mr. Wang is a director designated to our board of directors by Prime Express, an entity organized under the laws of the British Virgin Islands. The registered address of Prime Express is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Wang disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address of Mr. Wang is A-10, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, China. Prime Express is ultimately controlled by Legend Holdings Corporation, or Legend Holdings, a joint stock company incorporated in China with limited liability. Chinese Academy of Sciences Holdings Co., Ltd. holds approximately 36% of the equity interests in Legend Holdings and is the largest shareholder of Legend Holdings. The directors of Legend Holdings are Chuanzhi Liu, Maicun Deng, Jin Wang, Zhiqiang Lu, Linan Zhu and John Huan Zhao. The registered address of Legend Holdings is A-10, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, China.
(7)	Represents (i) 1,849,650 Class A ordinary shares directly held by Prometheus, and (ii) 28,873,610 Class B ordinary shares directly held by Dream Data. Prometheus has irrevocably granted to Dream Data the proxy to vote all the shares it beneficially owns in the Issuer. Dream Data is a British Virgin Islands company wholly owned by MICH Limited, a Guernsey incorporated company, which is in turn 100% beneficially owned by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer, through a family trust. The registered address of Dream Data is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. The registered address of MICH Limited is MICH Limited of Helvetia Court, South Esplanade, St. Peter Port, Guernsey. Prometheus has irrevocably granted to Dream Data the proxy to vote all the shares it beneficially owns in our company. See also footnote (1) above.
(8)	Represents (i) 21,520,490 Class A ordinary shares, (ii) 17,520,490 Class B ordinary shares. THL A19 Limited, or THL A19, a company incorporated under the laws of British Virgin Islands, is ultimately controlled by Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered address of THL A19 is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(9)	Represents (i) 12,516,850 Class A ordinary shares and 12,516,850 Class B ordinary shares held by LC Fund V, L.P. and (ii) 927,760 Class A ordinary shares and 927,760 Class B ordinary shares held by LC Parallel Fund V, L.P. The LC Fund entities are partnership organized under the laws of the Cayman Islands controlled by LC Fund V GP Limited, which is managed by its board of directors, including Wang Chau, Hao Chen and Nengguang Wang. Legend Holdings indirectly holds 20% interests in LC Fund V GP Limited. See footnote (5) above for more information regarding Legend Holdings. The registered office of the LC Fund entities is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(10)	Represents (i) 10,650,460 Class A ordinary shares and 10,650,460 Class B ordinary shares held by Redpoint Ventures IV, L.P., and (ii) 273,090 Class A ordinary shares and 273,090 Class B ordinary shares issuable held by Redpoint Associates IV, L.L.C. Redpoint Ventures IV, L.L.C., the general partner of Redpoint Ventures IV, L.P., has the voting and investment power over our shares held by Redpoint Ventures IV, L.P. Allen Beasley, Jeffrey Brody, Robert Thomas Dyal, Timothy Haley, John Walecka, Geoffrey Yang and Christopher Moore are the managing members of Redpoint Ventures IV, L.L.C. and Redpoint Associates IV, L.L.C. The registered address of the Redpoint entities is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

As of December 31, 2014, 21,847,100 of our ordinary shares shares, including 10,923,550 Class A ordinary shares and 10,923,550 Class B ordinary shares were held by two record holders in the United States, representing 12.6% of our total issued and outstanding Class A and Class B ordinary shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. On a poll, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Foreign ownership of mobile and Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. To comply with PRC laws, rules and regulations, we operate our business through our VIEs, Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs.”

Shareholders Agreement

In September 2013, in connection with our issuance of Series A-1 and Series C preferred shares, we and our shareholders entered into a second amended and restated shareholders agreement, or the Shareholders Agreement, which is currently effective. Under the Shareholders Agreement, the board of directors shall consist of seven directors, including one director elected by THL A19, one director elected by LC fund entities, one director elected by Redpoint entities, one director elected by Prime Express and three directors elected by holders of ordinary shares. Holders of preferred shares have the right of first refusal to participate in the subscription of any new securities issued by us. Both we and holders of preferred shares have the right of first refusal to purchase shares proposed to be disposed of by holders of ordinary shares. Additionally, THL A19 also has the right of first refusal when other holders of preferred shares receive a bona fide firm offer from a competitor of THL A19. Holders of preferred shares also have the right of co-sale to participate in the sale of shares by holders of ordinary shares. Holders of at least a majority of all issued and outstanding preferred shares have drag-along rights against all other shareholders under certain circumstances. Additionally, THL A19 has the right of first offer when the other holders of preferred shares exercise their drag-along rights to sell to a competitor of THL A19.

According to the Shareholders Agreement, holders of the following securities are entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration: (i) any ordinary shares issued or issuable upon conversion of preferred shares or pursuant to right of participation, (ii) any ordinary shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, any preferred shares or ordinary shares described in (i), and (iii) any other ordinary shares owned or thereafter acquired by holders then holding preferred shares.

Except for the registration rights, all the rights summarized above were terminated upon the completion of our initial public offering.

Transactions with Certain Shareholders

In January 2013, Shenzhen iDreamSky and Shenzhen Tencent Computer Systems Company Limited, or Shenzhen Tencent, an affiliate of THL A19, entered into a mobile games channel promotion framework agreement, pursuant to which Shenzhen Tencent will provide to Shenzhen iDreamSky certain Android version of mobile games to be published on Shenzhen iDreamSky’s platforms in mainland China. Shenzhen Tencent and Shenzhen iDreamSky adopt a revenue sharing arrangement for the total revenue generated from publishing such mobile games on Shenzhen iDreamSky’s platforms. The revenue sharing term of the agreement is in line with industry practice. In 2013 and 2014, the revenue recognized by Shenzhen iDreamSky under this agreement was insignificant.

In September 2013, Shenzhen iDreamSky entered into a mobile license and distribution agreement with Shenzhen Tencent and Tencent Technology (Shenzhen) Company Limited, or together, Tencent, affiliates of THL A19, and Halfbrick, pursuant to which Shenzhen iDreamSky and Halfbrick shall provide an exclusive mobile version of Fruit Ninja to Tencent for Tencent’s distribution and operation on its platforms. Tencent will share the gross billings generated by the game pursuant to the revenue sharing arrangement under the agreement with Shenzhen iDreamSky and Halfbrick. In 2013, Shenzhen iDreamSky did not recognize any revenue under this agreement. In 2013 and 2014, the amount of revenue generated under this agreement was nil and RMB9.7 million, respectively.

Transactions with Certain Directors and Officers

Historically, Mr. Chen has extended certain loan to Shenzhen Mengyu to fund its working capital, and we have also made cash advances to Mr. Chen in connection with business activities for our company from time to time, primarily including business travel, accommodation and related business expenses, which were repaid on a rolling basis. The balance of the amounts that we owed to Mr. Chen, which is the loan Mr. Chen extended to us offset by our cash advance to Mr. Chen, was RMB1,784,000 and RMB196,000 as of December 31, 2012 and 2013, respectively. As of December 31, 2014, the balance of cash advanced to Mr. Chen for business-related purposes was RMB84,000 (US$13,000).

We have made cash advances to Mr. Chen Jeffrey Lyndon Ko, Anfernee Song Guan and Jun Zou in connection with business activities for our company from time to time, primarily including business travel, accommodation and related business expenses, which were repaid on a rolling basis. The balance of cash advanced to Mr. Ko for such purposes was RMB30,000, RMB56,000 and RMB470,000 (US$75,750), to Mr. Guan nil, nil and RMB261,000 (US$42,066) and to Mr. Zou nil, nil and RMB307,000 (US$49,479) as of December 31, 2012, 2013 and 2014, respectively.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices— Employment Agreements and Indemnification Agreements.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business.

Starting from April 2, 2015, we, along with certain of our officers and directors and underwriters of our initial public offering, were named as a defendant in two putative securities class action lawsuits filed in the U.S. District Court for the Southern District of New York and one putative securities class action lawsuit filed in New York state court: Hung v. iDreamSky Technology Limited, et al., Civil Action No. 1:15-cv-02514 (S.D.N.Y.; filed on April 2, 2015); Griffith v. iDreamSky Technology Limited, et al., Civil Action No. 1:15-cv-02944 (S.D.N.Y.; filed on April 15, 2015); and Mansour v. iDreamSky Technology Limited, et al., No. 651340/2015 (Sup. Ct. N.Y. County; filed on April 22, 2015). The complaints in the above-mentioned putative securities class action lawsuits allege that various public statements made by our company during the respective alleged class periods, including our registration statement and prospectus issued in connection with our initial public offering, contained material misstatements and omissions in violation of the federal securities laws and artificially inflated the value of our ADSs.

Dividend Policy

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain future earnings, if any, to operate our business and finance future growth strategies. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Our board of directors has discretion on whether to pay dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, ADS holders will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “DSKY.” Each ADS represents four of our Class A ordinary shares. For the period from August 7, 2014 to April 28, 2015, the trading price of our ADSs on the NASDAQ Global Select Market has ranged from US$6.64 to US$25.95 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods specified.

	Sales Price (US$)
	High	Low
Annual High and Low
2014 (from August 7, 2014)	25.95	14.87

Quarterly High and Low
Third Quarter 2014 (from August 7, 2014)	25.95	15.68
Fourth Quarter 2014	22.00	14.87
First Quarter 2015	17.60	6.64

Monthly High and Low
November 2014	22.00	14.90
December 2014	21.20	15.02
January 2015	17.60	10.17
February 2015	12.60	10.37
March 2015	12.08	6.64
April 2015 (through April 28, 2015)	10.77	6.87

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing four of our Class A ordinary shares, have been listed on the NASDAQ Global Select Market since August 7, 2014 under the symbol “DSKY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-197246), as amended, initially filed with the SEC on July 3, 2014.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.”

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by the SAT on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation rules to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the above circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and core management departments that are in charge of daily production, and operation management; financial and human resources decision-making bodies; major assets, accounting books, company seals, and minutes and files of board meetings and shareholders’ meetings; and more than half of the senior management or directors having voting rights. Although this circular explicitly provides that the above standards shall apply to enterprises which are registered outside the PRC and funded by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners as controlling investors, it is still uncertain whether such standards under this circular may be cited for reference and be adopted when considering whether our “effective management” is in the PRC or not, and whether we may be considered a resident enterprise under the PRC Enterprise Income Tax Law. We do not believe that iDreamSky, our Cayman Islands holding company, meets all of the conditions above to be considered a resident enterprise, as its key assets and corporate documents, such as board and shareholders resolutions and minutes of board meetings and shareholders meetings, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding company with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that iDreamSky should not be treated as a “resident enterprise” for PRC tax purposes.

However, it remains unclear how PRC tax authorities will determine the tax residency status of foreign enterprises controlled by individuals or foreign entities, such as us and our overseas subsidiaries. If the PRC tax authorities determine that iDreamSky is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. Such withholding tax rate may be reduced to 5% according to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, if a Hong Kong resident enterprise is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Moreover, it is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If we are considered a PRC resident enterprise and the relevant competent PRC tax authorities treat dividends we pay with respect to our ADSs or ordinary shares or gains realized from the transfer of our ADSs or ordinary shares as income derived from sources within the PRC, such dividends or gains earned by non-PRC individual shareholders may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source), unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of iDreamSky would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that iDreamSky is treated as a PRC resident enterprise.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not discuss the so-called Medicare tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction. In addition, this discussion does not address any withholding taxes or reporting obligations applicable to accounts maintained with non-United States financial institutions (through which a United States Holder may hold our ADSs or ordinary shares).

This discussion applies only to a United States Holder that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency for United States federal income tax purposes is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the United States federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership holding our ADSs or ordinary shares, and a partner in such a partnership, should consult its own tax advisors regarding the tax consequences of holding our ADSs or ordinary shares.

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Holders should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the Medicare tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction and under any applicable tax treaty.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms. It further assumes that any dividends and other distributions on the ADSs or ordinary shares will be paid in United States dollars.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that intermediaries in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, a pre-release by the depositary of American depositary shares to persons that do not transfer their beneficial ownership of the securities underlying the American depositary shares to the depositary). Such actions may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States Holders of ADSs, including individual United States Holders, and the claiming of foreign tax credits by United States Holders of ADSs. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company, if as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of ordinary shares.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to our ADSs or ordinary shares (including any amounts withheld to reflect PRC or other foreign withholding taxes, if any) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally allowed to qualifying United States corporations under the Code.

Subject to the discussion above regarding concerns expressed by the United States Treasury Department, dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our ADSs (but not our ordinary shares) are. Based on existing guidance, it is unclear whether our ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure non-corporate United States Holders, that dividends we pay on the ordinary shares that are represented by ADSs (but not on the ordinary shares that are not represented) will, subject to applicable limitations, be eligible for the reduced rates of taxation applicable to qualified dividend income. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs or readily tradable on an established United States securities market, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such United States Holders elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

Non-corporate United States Holders should consult their own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares.

PRC or other foreign withholding taxes, if any, imposed on dividends paid to you with respect to ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules and the discussion above regarding concerns expressed by the United States Treasury Department. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the ADS or ordinary share for more than one year currently are eligible for the reduced tax rates applicable to long-term capital gain. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source gain or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, such gain will be treated as a separate class or “basket” of income for purposes of the foreign tax credit under Section 865(h) of the Code. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

A non-United States corporation such as ourselves will be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The classification of certain of our income as active or passive and certain of our assets as producing active or passive income may depend on the interpretation of certain United States Treasury Regulations, including certain Treasury Regulations relating to royalty income and income from intangible assets, certain IRS guidance relating to the classification of assets as producing active or passive income, and certain guidance and rules relating to the distinction between services income and royalties. Such rules and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the taxable year ending December 31, 2014, or we may become a PFIC for the current or one or more future taxable years.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we are treating Shenzhen Mengyu, Beijing Chuangmeng, Shenzhen iDreamSky, our VIEs, and their subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to substantially all of the economic benefits associated with these entities, and as a result, we consolidate these entities’ operating results in our consolidated GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we likely would be treated as a PFIC for the taxable year ending on December 31, 2014 and any subsequent taxable year.

Accordingly, assuming that we are the owner of our VIEs for United States federal income tax purposes, based on the market value of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending December 31, 2014, and we do not expect to be a PFIC for our current taxable year ending December 31, 2015. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the current taxable year or any subsequent taxable year. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

The determination of whether we are or will become a PFIC for any taxable year may depend, in part, upon the value of our goodwill and other intangibles not reflected on our balance sheet (which may be determined based upon the market value of our ADSs or ordinary shares from time to time, which may be volatile) and may also be affected by how, and how quickly, we spend our liquid assets and the cash raised in offerings. Among other matters, if our market capitalization were to decrease below our current market capitalization, we may be or become a PFIC for the current or future taxable years. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other intangibles, which may result in our company being classified as a PFIC for the taxable year ending December 31, 2014, or becoming classified as a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value determined on the last day of the last taxable year during which we were a PFIC, and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which a United States Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries (including any entities treated as being owned by us for United States federal income tax purposes, such as our VIEs) is also a PFIC, such United States Holder would be treated as owning a proportionate share (by value) of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a “lower tier PFIC”) and would be subject to United States federal income tax according to the rules discussed below as if the United States Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us (or are deemed to receive from a lower tier PFIC) and any gain that you recognize from a sale or other disposition of ADS or ordinary shares (or, indirectly, of shares of a lower tier PFIC), including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares, as applicable;

•	the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock” (as defined below). If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our ADSs, but not our ordinary shares, are currently listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the NASDAQ Global Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we are or become a PFIC, but no assurances are given in this regard. Because a mark-to-market election cannot be made for any lower-tier PFICs, a United States Holder may continue to be subject to the PFIC rules with respect to such United States Holder’s indirect interest in any lower tier PFIC.

In certain circumstances, a United States Holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in such United States Holder’s income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury Regulations. We currently do not intend to prepare or provide the information necessary for you to make a qualified electing fund election.

A United States Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC generally will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding (at a rate of 28%) generally will apply to payments of dividends in respect of our ADSs or ordinary shares and the proceeds from the sale or exchange of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9, or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner. United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information on Foreign Financial Assets

United States Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which your ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed certain specified thresholds. United States Holders should consult their tax advisors regarding the application of these information reporting rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File Number 333-197246), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Rule 5250(d) of the NASDAQ Listing Rules, we will post this annual report on Form 20-F on our website www.idreamsky.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, and a substantial majority of our revenues and costs and expenses are denominated in Renminbi. Additionally, our cash and cash equivalents are held in both Renminbi and U.S. dollars. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition.

The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2014, we had U.S. dollar-denominated cash balances of US$51.6 million. Assuming we had converted the US$51.6 million into the Renminbi at the exchange rate of US$1.00 for RMB6.2046 as of December 31, 2014, this cash balance would have been RMB320.2 million. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased by RMB3.2 million (US$0.5 million).

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Credit Risk

Our credit risk is primarily attributable to cash and cash equivalents, accounts receivable and other receivables. As of December 31, 2014, all our cash and cash equivalents and short-term time deposits were held by major financial institutions located in the PRC, Hong Kong, and the United States, which management believe are of high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Accounts receivable are typically unsecured and derived from proceeds from sales of in-game virtual items held by mobile carriers such as China Mobile, China Unicom and China Telecom pursuant to our cooperative arrangements with them. If our strategic relationship with these mobile carriers is terminated or scaled back, if the mobile carriers alter our cooperative arrangements, or if they experience financial difficulties in paying us, our game revenues might be adversely affected in terms of recoverability of receivables. To manage this risk, we maintain frequent communication with the mobile carriers. In view of our history of collaboration with the mobile carriers and the sound collection history of receivables due from them, our management believes that the credit risk inherent in our outstanding accounts receivable balances from these mobile carriers is low.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing demand deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

According to our Deposit Agreement with our ADS depositary, The Bank of New York Mellon, the depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The fees described above may be amended from time to time.

From time to time, the depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions. In 2014, we received US$1.0 million from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-197246) for our initial public offering of 8,855,000 ADSs (including the additional ADSs sold to the underwriters pursuant to over-allotment option), representing 35,420,000 Class A ordinary shares, which registration statement was declared effective by the SEC on August 6, 2014. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC were the representatives of the underwriters for our initial public offering.

For the period from the effective date of the registration statement to December 31, 2014, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$13.9 million, which included US$10.0 million for underwriting discounts, commissions and incentive fees and US$3.9 million for other expenses. We received net proceeds of approximately US$148.0 million from our initial public offering.

For the period from the effective date to December 31, 2014, we used US$5.6 million of the the net proceeds received from the initial public offering and the concurrent private places on acquisitions of games and related intellectual property contents and investments in small-sized companies that we believe complement our business.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2014. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2014 were not effective due to the material weaknesses disclosed below in “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

Prior to our initial public offering in August 2014, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the preparation of the consolidated financial statements as of and for the two years ended December 31, 2013, we identified two material weaknesses and other control deficiencies in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. Effective internal control over financial reporting is necessary for us to provide reliable financial reports, effectively prevent fraud and operate as a public company.

One of the material weaknesses identified relates to our lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. The other material weakness identified relates to our lack of effective control procedures, including the lack of a comprehensive accounting manual, to track, estimate and record the proceeds that we share with our game developer partners and to assess the completeness and accuracy of the related accruals on the proceeds sharing and the related withholding taxes.

We have taken the following initiatives to implement and plan to implement further measures to address the material weaknesses and control deficiencies identified:

•	hired our chief financial officer, who has prior experience as chief financial officer at U.S.-listed companies, and additional accounting staff, who have worked at “Big Four” accounting firms with U.S. GAAP and SEC reporting experience;

•	allocated greater resources to our finance department and have implemented an accounting manual and offering trainings to our accounting staff to enhance our ability to track, estimate and record the proceeds that we share with our game developer partners and to assess the completeness and accuracy of the related accruals on the proceeds sharing and withholding taxes;

•	established our internal audit function, with policies in place to ensure its independence, and hired an internal auditor with prior experience working at a U.S. listed company overseeing Sarbanes-Oxley Act compliance matters and a “Big Four” accounting firm, and implemented policies to ensure the independence of our internal audit function; and

•	after our initial public offering, engaged an external consultant to help improve our internal control procedures in accordance with the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As a result of such efforts, subsequently, in connection with the preparation and audit of our consolidated financial statements for the year ended December 31, 2014, we were in the view that our internal control over financial reporting has been improved. In 2015, we continue to implement additional measures to remediate the two existing material weaknesses as discussed above. However, we cannot assure you that we will be able to remediate the material weaknesses as discussed above, or that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations. See “Item 3. Key Information—D. Risk Factors —Risks Related to Our Business—If we fail to establish an effective system of internal control, we may be unable to accurately and timely report our financial results or prevent fraud.”

We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal control over financial reporting and remedy any control deficiencies identified as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act which will take place in the fiscal year ending December 31, 2015.

Changes in Internal Control Over Financial Reporting

Except for the matters described above to improve our internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Bin Yu qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Bin Yu and Ms. Ruby Rong Lu satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer and chief financial officer. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-197246) filed with the SEC on July 3, 2014 and posted the code on our website http: www.idreamsky.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP., our principal external auditors, for the periods indicated.

	2013		2014
Audit fees(1)	US$	62,857	US$	2,539,625
Tax fees(2)		—	US$	30,622

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, as well as the services in connection with our initial public offering in 2014.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We do not have a fully independent audit committee as of the date of this annual report. We are relying on the general exemption contained in Rule 10A-3(b)(1)(iv)(A) under the Exchange Act, which provides an exemption from the NASDAQ’s listing standards relating to audit committees for an issuer that has a registration statement under the Securities Act of 1933 covering an initial public offering of securities to be listed by the issuer, where the issuer was not, immediately prior to the effective date of such registration statement, required to file reports with the SEC pursuant to section 13(a) or 15(d) of the Exchange Act. Pursuant to this exemption, a minority of the members of our audit committee are exempt from the independence requirements for one year from the date of effectiveness of our IPO registration statement. Our reliance on Rule 10A-3(b)(1)(iv)(A) does not, in our opinion, materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In March 2015, our board of directors approved a share repurchase program, which provided authorization to purchase up to US$20 million worth of our outstanding ADSs. This program will expire in March 2016. The following table sets forth the number of ADSs we purchased, as well as the aggregate consideration for the purchase (including transaction fees), through open-market transactions during the course of the program.

Issuer Purchases of Equity Securities
Period	Total Number of ADSs Purchased	Average Price Paid per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program
March 2015	112,400	US$	7.2234	112,400	US$	19.2 million

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance listing standards. However, NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards.

Our Cayman Islands counsel has provided a letter to the NASDAQ Global Select Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2014. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals. Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Global Select Market corporate governance listing standards.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of iDreamSky Technology Limited, its subsidiaries and its variable interest entities are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit number	Description of document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

2.1	Form of the Registrant’s American depositary receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange on July 3, 2014)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange on July 3, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and owners and holders of the American depositary shares (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.1	2012 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.2	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.3	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.4	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.5	Exclusive Business Cooperation Agreement, dated April 19, 2012, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.6	Exclusive Option Agreement, dated March 12, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.7	Loan Agreement, dated March 12, 2014, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.8	Equity Interest Pledge Agreement, dated March 12, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.9	Power of Attorney, dated November 29, 2013, by the shareholder of Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.10	Spouse Consent Letter, dated March 12, 2014, by the spouse of the shareholder of Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.11	English translation of Framework Agreement, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd., the shareholder of Shenzhen iDreamSky Technology Co., Ltd. and Shenzhen Huaxiu Investment Co., Ltd. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.12	English translation of Framework Agreement, dated March 12, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.13	Exclusive Business Cooperation Agreement, dated April 19, 2012, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.14	Exclusive Option Agreements, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd. and the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.15	Loan Agreements, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.16	Equity Interest Pledge Agreements, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd. and the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.17	Powers of Attorney, dated November 29, 2013, by the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.18	Spouse Consent Letters, dated March 5, 2014, by the respective spouse of each of the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.19	English translation of Framework Agreement, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., and the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.20	English translation of Framework Agreement, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., and the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.21	Exclusive Business Cooperation Agreement, dated April 19, 2012, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and Beijing Chuangmeng Wuxian Technology Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.22	Exclusive Option Agreements, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd. and the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.23	Equity Interest Pledge Agreements, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd. and the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.24	Powers of Attorney, dated November 29, 2013, by the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.25	Spouse Consent Letters, dated November 29, 2013, by the respective spouse of each of the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.26	English translation of Framework Agreement, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd., the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd. and Meiping Li (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.27	Preferred Share Subscription Agreement, dated April 13, 2012, among the Registrant, Beijing Chuangmeng Wuxian Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., Michael Xiangyu Chen, Dream Data Services Limited, Meiping Li, Huaxiu Investment Limited, Jeffrey Lyndon Ko, Dream Soft Services Limited, Prime Express Investments Limited, Ultimate Lenovo Limited, LC Fund V, L.P., LC Parallel Fund V, L.P., Redpoint Ventures IV, L.P. and Redpoint Associates IV, L.L.C. (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.28	Form of Warrant to subscribe for Series B-1 preferred shares, dated May 3, 2012, executed by the Registrant and accepted by LC Fund V, L.P., LC Parallel Fund V, L.P., Redpoint Ventures IV, L.P. and Redpoint Associates IV, L.L.C. (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.29	Preferred Share Subscription Agreement, dated September 3, 2013, among the Registrant, iDreamSky Technology (HK) Limited, Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., Michael Xiangyu Chen, Dream Data Services Limited, Meiping Li, Huaxiu Investment Limited, Jeffrey Lyndon Ko, Anfernee Song Guan, LC Fund V, L.P., LC Parallel Fund V, L.P., Redpoint Ventures IV, L.P., Redpoint Associates IV, L.L.C. and THL A19 Limited (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.30	Form of Repurchase Agreement, dated September 9, 2013, among the Registrant and certain of its shareholders (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.31	Second Amended and Restated Shareholders Agreement, dated September 10, 2013, among the Registrant, iDreamSky Technology (HK) Limited, Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., Michael Xiangyu Chen, Dream Data Services Limited, Anfernee Song Guan, Halfbrick International Holdings Pty Ltd, Dream Soft Services Limited, Prime Express Investments Limited, Ultimate Lenovo Limited, LC Fund V, L.P., LC Parallel Fund V, L.P., Redpoint Ventures IV, L.P., Redpoint Associates IV, L.L.C. and THL A19 Limited (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.32	Regional Distribution Agreement, dated March 7, 2014, between Halfbrick Studios Pty. Ltd. and Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.33	Publisher License Agreement, dated January 28, 2013, between Imangi Studios, LLC and Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., as amended on March 26, 2013 and February 15, 2014, respectively (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.34	Binding Term Sheet, dated May 27, 2013, between ApS (currently known as Kiloo A/S) and Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.35	English translation of Payment Authority Agreement, dated February 17, 2014, between China United Network Communications Limited Shanghai Branch and Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.36	Form of Subscription Agreement between the Registrant and each of Cheetah Mobile Inc., LINE Corporation and THL A19 Limited (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.37	English translation of Lease Contract, dated August 1, 2013, between Shenzhen iDreamSky Technology Co., Ltd. and Science Park Branch of Shenzhen Kexing Biotech Co., Ltd. (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.38*	English translation of Lease Contract, dated January 26, 2014, between Shenzhen iDreamSky Technology Co., Ltd. and Science Park Branch of Shenzhen Kexing Biotech Co., Ltd.

4.39*	English translation of Game Business Cooperation Agreement, effective from January 1, 2015, between Migu Interactive Entertainment Limited and Shenzhen iDreamSky Technology Co., Ltd.

4.40*	English translation of China Mobile Internet Base Service Agreement, dated June 6, 2014, between China Mobile Group Guangdong Co., Ltd. and Shenzhen iDreamSky Technology Co., Ltd.

4.41*	English translation of Cooperation Agreement on Mobile Game Business, effective from January 1, 2015, between Dazzle Interactive Network Technologies Co., Ltd. (a subsidiary of China Telecom) and Shenzhen iDreamSky Technology Co., Ltd.

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Commission on July 3, 2014)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Han Kun Law Offices

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
***	To be filed by amendment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iDreamSky Technology Limited

By:	/s/ Michael Xiangyu Chen
Name: Michael Xiangyu Chen Title: Chairman and Chief Executive Officer

Date: April 30, 2015

[Signature Page to 20-F]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iDreamSky Technology Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ (deficit)/equity and cash flows present fairly, in all material respects, the financial position of iDreamSky Technology Limited (the “Company”) and its subsidiaries at December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 30, 2015

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2014

		As of December 31,
	Note	2013	2014	2014
		RMB’000	RMB’000	US$’000
				(Note 2.5)
Assets
Current assets
Cash and cash equivalents	4	179,658	929,829	149,861
Short-term deposits		—	4,000	645
Accounts receivable		76,900	204,541	32,966
Amounts due from related parties	22	56	16,277	2,623
Prepayments and other current assets	5	7,078	189,424	30,529
Deferred tax assets	16	1,262	—	—

Total current assets		264,954	1,344,071	216,624

Non-current assets
Investments in equity investees	6	1,330	26,801	4,320
Prepayments and other non-current assets	7	1,630	46,256	7,457
Available-for-sale securities	8	—	19,852	3,200
Property and equipment, net	9	8,684	15,901	2,563
Intangible assets, net	10	2,040	97,505	15,715

Total non-current assets		13,684	206,315	33,255

Total assets		278,638	1,550,386	249,879

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2014 (CONTINUED)

		As of December 31,
	Note	2013	2014	2014
		RMB’000	RMB’000	US$’000
				(Note 2.5)
Liabilities and shareholders’ (deficit)/equity
Current liabilities
Short-term bank loans (including short-term bank loans of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB nil and RMB20,000,000 as of December 31, 2013 and 2014, respectively)	11	—	20,000	3,223
Deferred revenue (including deferred revenue of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB nil and RMB41,411,000 as of December 31, 2013 and 2014, respectively)	12	—	41,411	6,674
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB75,300,000 and RMB163,072,000 as of December 31, 2013 and 2014, respectively)		86,235	182,663	29,440
Income tax payable (including income tax payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB nil and RMB nil as of December 31, 2013 and 2014, respectively)		7,239	5,781	932
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB9,038,000 and RMB40,897,000 as of December 31, 2013 and 2014, respectively)	13	20,800	47,286	7,624
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB196,000 and RMB10,000,000 as of December 31, 2013 and 2014, respectively)	22	8,879	18,706	3,015

Total current liabilities		123,153	315,847	50,908

Non-current liabilities

Deferred tax liabilities	16	—	27,005	4,352

Total non-current liabilities		—	27,005	4,352

Total liabilities		123,153	342,852	55,260

Commitments and contingencies	23

The accompanying notes are an integral part of these consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2014 (CONTINUED)

	Note	As of December 31,
		2013	2014	2014
		RMB’000	RMB’000	US$’000
				(Note 2.5)
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0001 par value; 6,750,000 shares authorized, issued and outstanding as of December 31, 2013; none issued and outstanding as of December 31, 2014)	18	3,270	—	—
Series A-1 convertible redeemable preferred shares (US$0.0001 par value; 19,717,880 shares authorized, issued and outstanding as of December 31, 2013; none issued and outstanding as of December 31, 2014)	18	51,452	—	—
Series B convertible redeemable preferred shares (US$0.0001 par value; 25,000,000 shares authorized, issued and outstanding as of December 31, 2013; none issued and outstanding as of December 31, 2014)	18	159,757	—	—
Series B-1 convertible redeemable preferred shares (US$0.0001 par value; 11,111,100 shares authorized, issued and outstanding as of December 31, 2013; none issued and outstanding as of December 31, 2014)	18	71,962	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value; 27,948,320 shares authorized, issued and outstanding as of December 31, 2013; none issued and outstanding as of December 31, 2014)	18	184,223	—	—

Total mezzanine equity		470,664	—	—

Shareholders’ (deficit)/equity
Ordinary shares (US$0.0001 par value; 409,472,700 and 500,000,000 shares authorized, 41,032,120 and 173,912,753 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	17	26	107	17
Additional paid-in capital		—	2,460,677	396,589
Statutory reserves		2,701	5,237	844
Accumulated deficit		(322,619)	(1,248,020)	(201,144)
Accumulated other comprehensive income/(loss)		4,661	(10,693)	(1,723)

Total iDreamSky Technology Limited shareholders’ (deficit)/equity		(315,231)	1,207,308	194,583
Non-controlling interest		52	226	36

Total shareholders’ (deficit)/equity		(315,179)	1,207,534	194,619

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		278,638	1,550,386	249,879

The accompanying notes are an integral part of these consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

		Year ended December 31,
	Note	2012	2013	2014	2014
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2.5)

Revenues:
Game revenues		18,059	244,806	982,845	158,406
Other revenues		1,319	1,762	1,308	211

Total revenues		19,378	246,568	984,153	158,617

Cost of revenues (1)	14	(14,593)	(155,898)	(580,954)	(93,633)

Gross profit		4,785	90,670	403,199	64,984

Operating expenses:
Research and development expenses (1)		(7,501)	(14,214)	(63,678)	(10,263)
Sales and marketing expenses (1)		(2,797)	(27,940)	(104,645)	(16,866)
General and administrative expenses (1)		(4,713)	(14,780)	(236,788)	(38,163)

Total operating expenses		(15,011)	(56,934)	(405,111)	(65,292)

Other gains–net	15	946	106	8,855	1,427

Operating (loss)/income		(9,280)	33,842	6,943	1,119

Other (expenses)/income:
Interest income		20	81	1,785	288
Foreign exchange (loss)/gain and others		(63)	266	5,107	823
Impairment loss from cost method investment		—	—	(3,029)	(488)
Share of loss from equity method investment		—	(170)	(697)	(113)

(Loss)/Income before income tax		(9,323)	34,019	10,109	1,629
Income tax expense	16	—	(6,174)	(26,810)	(4,321)

Net (loss)/income		(9,323)	27,845	(16,701)	(2,692)
Net loss/(income) attributable to the non-controlling interest shareholders		32	287	(174)	(28)

Net (loss)/income attributable to iDreamSky Technology Limited		(9,291)	28,132	(16,875)	(2,720)

Accretion to convertible redeemable preferred shares redemption value	18	(22,870)	(262,782)	(1,054,890)	(170,017)
Deemed dividend to series A convertible redeemable preferred shares	18	(540)	(14,402)	—	—
Deemed dividend to Li Meiping ordinary shares	17	(300)	(29,075)	—	—

Net loss attributable to the ordinary shareholders of iDreamSky Technology Limited		(33,001)	(278,127)	(1,071,765)	(172,737)

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014 (CONTINUED)

		Year ended December 31,
	Note	2012	2013	2014	2014
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2.5)

Net (loss)/income		(9,323)	27,845	(16,701)	(2,692)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of tax		102	4,559	(15,354)	(2,475)

Comprehensive (loss)/income		(9,221)	32,404	(32,055)	(5,167)

Comprehensive loss/(income) attributable to the non-controlling interest		32	287	(174)	(28)

Comprehensive (loss)/income attributable to iDreamSky Technology Limited		(9,189)	32,691	(32,229)	(5,195)

Net loss per share attributable to the ordinary shareholders of iDreamSky Technology Limited
- Basic (RMB)	21	(0.77)	(6.97)	(11.34)	(1.83)
- Diluted (RMB)	21	(0.77)	(6.97)	(11.34)	(1.83)

Net loss per ADS attributable to the ordinary shareholders of iDreamSky Technology Limited
- Basic (RMB)		(3.08)	(27.88)	(45.36)	(7.32)
- Diluted (RMB)		(3.08)	(27.88)	(45.36)	(7.32)

Weighted average number of ordinary shares used in per share calculation:
- Basic (thousands)	21	42,740	39,930	94,548	94,548
- Diluted (thousands)	21	42,740	39,930	94,548	94,548

(1) Share-based compensation expense included:
- Cost of revenues		381	89	441	71
- Research and development expenses		744	174	10,943	1,764
- Sales and marketing expenses		—	—	275	44
- General and administrative expenses		290	66	174,091	28,058

The accompanying notes are an integral part of these consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Non-controlling interest	Total shareholders’ deficit
	Number of shares	Amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2012	42,740,000	27	10,267	(16,345)	—	—	(6,051)

Share-based compensation expense	—	—	1,415	—	—	—	1,415
Deemed dividend to series A convertible redeemable preferred shares	—	—	—	(540)	—	—	(540)
Deemed dividend to Li Meiping ordinary shares	—	—	—	(300)	—	—	(300)
Accretion to convertible redeemable preferred shares redemption value	—	—	(11,682)	(11,188)	—	—	(22,870)
Net loss	—	—	—	(9,291)	—	(32)	(9,323)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	102	—	102
Capital contribution from non-controlling interest	—	—	—	—	—	135	135

Balance at December 31, 2012	42,740,000	27	—	(37,664)	102	103	(37,432)

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014 (CONTINUED)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive income	Non-controlling interest	Total shareholders’ deficit
	Number of shares	Amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2013	42,740,000	27	—	(37,664)	—	102	103	(37,432)

Share-based compensation expense	—	—	329	—	—	—	—	329
Repurchase of ordinary shares	(1,707,880)	(1)	—	(4,456)	—	—	—	(4,457)
Deemed dividend to series A convertible redeemable preferred share – repurchase of shares	—	—	(329)	(14,073)	—	—	—	(14,402)
Deemed dividend to Li Meiping ordinary shares – repurchase of shares	—	—	—	(29,075)	—	—	—	(29,075)
Accretion to convertible redeemable preferred shares redemption value	—	—	—	(262,782)	—	—	—	(262,782)
Net income	—	—	—	28,132	—	—	(287)	27,845
Statutory reserves	—	—	—	(2,701)	2,701	—	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	4,559	—	4,559
Capital contribution from non-controlling interest	—	—	—	—	—	—	236	236

Balance at December 31, 2013	41,032,120	26	—	(322,619)	2,701	4,661	52	(315,179)

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014 (CONTINUED)

	Ordinary shares		Additional paid-in capital	Accumulate deficits	Statutory reserves	Accumulated other comprehensive income	Non-controlling interest	Total shareholders’ (deficit)/equity
	Number of shares	Amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2014	41,032,120	26	—	(322,619)	2,701	4,661	52	(315,179)

Share-based compensation expense	—	—	185,750	—	—	—	—	185,750
Accretion to convertible redeemable preferred shares redemption value	—	—	(148,900)	(905,990)	—	—	—	(1,054,890)
Issuance of ordinary shares upon initial public offerings (“IPO”), net of issuance costs	42,353,333	26	887,707	—	—	—	—	887,733
Conversion of preference share upon initial public offerings (“IPO”)	90,527,300	55	1,536,120	—	—	—		1,536,175
Net loss	—	—	—	(16,875)	—	—	174	(16,701)
Statutory reserves	—	—	—	(2,536)	2,536	—	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	(15,354)	—	(15,354)

Balance at December 31, 2014	173,912,753	107	2,460,677	(1,248,020)	5,237	(10,693)	226	1,207,534

The accompanying notes are an integral part of these consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

		Year ended December 31,
	Note	2012	2013	2014	2014
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2.5)
Cash flows from operating activities
Net (loss)/income		(9,323)	27,845	(16,701)	(2,692)
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities
- Depreciation of property and equipment		428	1,788	4,035	650
- Amortization of intangible assets		1,151	1,990	6,071	979
- Loss on disposals of property and equipment		1	208	—	—
- Share-based compensation		1,415	329	185,750	29,937
- Impairment loss from cost method investment		—	—	3,029	488
- Share of loss from equity method investment		—	170	697	113
- Fair value change of preferred share warrant liability		564	514	—	—
- Deferred income taxes, net		—	(1,262)	28,267	4,556
- Foreign exchange (loss)/gain and others		63	(266)	1,046	169

Changes in operating assets and liabilities, net
- Accounts receivable		(4,660)	(71,848)	(127,641)	(20,572)
- Amounts due from related parties		16	(26)	(16,221)	(2,614)
- Prepayments and other assets		(164)	(7,169)	(184,136)	(29,677)
- Accounts payable		6,991	78,211	76,199	12,281
- Accruals and other liabilities		(5,839)	18,875	20,196	3,254
- Deferred revenue		—	—	41,411	6,675
- Amounts due to related parties		5,706	1,095	—	—
- Income tax payable		—	7,239	(1,458)	(235)

Net cash (used in)/provided by operating activities		(3,651)	57,693	20,544	3,312

Cash flows from investing activities
- Purchase of property and equipment		(2,035)	(8,473)	(11,252)	(1,813)
- Cash paid for investment in equity investees		—	(1,500)	(19,369)	(3,122)
- Cash paid for Investment in debt securities		—	—	(19,852)	(3,200)
- Investment in short-term deposits		—	—	(4,000)	(645)
- Purchase of intangibles		(2,041)	(2,520)	(124,140)	(20,008)
- (Loan to)/Repayment from a related party		(5,687)	5,687	—	—

Net cash used in investing activities		(9,763)	(6,806)	(178,613)	(28,788)

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

		Year ended December 31,
	Note	2012	2013	2014	2014
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2.5)

Cash flows from financing activities
- Proceeds from borrowings		—	—	20,000	3,223
- Proceeds from issuance of ordinary shares		34	—	—	—
- Proceeds from initial public offering (net of underwriters’ commissions of US$9,962,000)		—	—	918,039	147,961
- Payments of offering costs		—	—	(24,133)	(3,890)
- Repurchase of ordinary shares		—	(33,839)	—	—
- Proceeds from issuance of preferred shares		43,681	134,350	—	—
- Preferred shares issuance costs		(2,008)	(6,961)	—	—
- Proceeds from exercise of preferred share warrants		—	24,648	—	—
- Repurchase of preferred shares		—	(17,672)	—	—
- Proceeds from capital contribution from non-controlling interest		135	236	—	—

Net cash provided by financing activities		41,842	100,762	913,906	147,294

Net increase in cash and cash equivalents		28,428	151,649	755,837	121,818
Cash and cash equivalents at the beginning of year		2,985	31,365	179,658	28,956
Effect of exchange loss on cash and cash equivalents		(48)	(3,356)	(5,666)	(914)

Cash and cash equivalents at end of the year		31,365	179,658	929,829	149,861

Supplemental disclosure of non-cash investing and financing activities
- Accretion to convertible redeemable preferred shares redemption value		23,970	262,782	1,054,890	170,017
- Repurchase of series A convertible redeemable preferred shares in form of payables		—	8,683	—	—
- Acquisition of intangible assets in form of payables and not yet paid		—	—	20,229	3,260
- Acquisition of investees in form of payables and not yet paid		—	—	10,000	1,612
- Conversion of preference shares to ordinary shares		—	—	1,536,175	247,586
- Initial public offering related cost in form of payables and not yet paid		—	—	6,173	995

The accompanying notes are an integral part of these consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	Organization and principal activities

1.1	Principal activities

iDreamSky Technology Limited (the “Company”) was incorporated in the Cayman Islands (“Cayman”) on February 23, 2012 as an exempted company with limited liability.

The Company, through its subsidiaries, and its variable interest entities (“VIEs”) (collectively, the “Group”) is principally engaged in the licensing and operating of single player mobile games and mobile online games (the “Listing Business”) in the People’s Republic of China (the “PRC” or “China”).

1.2	Reorganization

Prior to the incorporation of the Company and the completion of the group reorganization (as explained below), the Group carried out its operation in the PRC since November 2009 through the following operating companies incorporated in the PRC:

•	Shenzhen Mengyu Technology Co, Ltd (深圳市梦域科技有限公司, “Shenzhen Mengyu” or “VIE 1”), which was incorporated on November 19, 2009. As of April 19, 2012, Mr. Chen Xiangyu (“Mr. Chen”) owned 100% equity interest of VIE 1.

•	Shenzhen Chuang Meng Tian Di Co., Ltd. (深圳市创梦天地科技有限公司, “Shenzhen iDreamSky” or “VIE 2”), which was incorporated on February 14, 2011. As of April 19, 2012, Mr. Chen owned 54.5%, Mr. Li Meiping (an angel investor, “Mr. Li”), through his wholly owned entity, Shenzhen Huaxiu Investment Limited, owned 25.5%, and Beijing Legend Star Investment Limited (another angel investor, “Legend Star”) owned 20% equity interest of VIE 2 respectively, and

•	Beijing Chuangmeng Wuxian Technology Co., Ltd. (北京市创梦无限科技有限公司, “Beijing Chuangmeng” or “VIE 3”) which was incorporated on January 31, 2012. As of April 19, 2012, Mr. Chen owned 88.7% and Mr. Li owned 11.3% equity interest in VIE 3, respectively.

VIE 1, VIE 2 and VIE 3 are collectively referred to as “PRC Operating Entities”. The PRC Operating Entities hold the necessary licenses and approvals to operate mobile game-related business in the PRC.

For the purpose of introduction of overseas investors and in preparation for a listing of the Company’s shares on the overseas capital markets, the Group underwent a reorganization (the “Reorganization”) in 2012. Moreover, the Reorganization was necessary to comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required.

Pursuant to the Reorganization conducted from February to May 2012, Mr. Chen, Mr. Li and Legend Star exchanged their respective equity interests in the PRC Operating Entities for (a) ordinary shares, (b) ordinary shares with preferential liquidation rights and (c) series A preferred shares of the Company. The exchange was conducted on a “1 for 1” basis and was solely based on their respective equity interest holding in VIE 2 because VIE 2 carried substantially all of the business and net assets of the Group while VIE 1 and VIE 3 were inactive or dormant and did not have significant net assets immediately before the Reorganization.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	Organization and principal activities (Continued)

1.2	Reorganization (Continued)

Except for the ordinary shares issued to Mr. Chen, the rights of the ordinary shares with preferential liquidation rights and the series A preferred shares issued by the Company are the same as those originally issued by VIE 2 to Mr. Li and Legend Star. This resulted in incremental rights being given to Mr. Li and Legend Star, which subsequently reassigned the subscription of shares to its related parties (“Legend II”) as noted below, and hence a transfer of value from Mr. Chen to those two parties which was accounted for as deemed dividend of US$0.1 million (Note 17 and 18). The shares held by Mr. Li and Legend II are accounted for as mezzanine equity.

Certain transactions between shareholders were also conducted in the same timeframe as the Reorganization. However, these shareholder transactions did not cause a change in control of the Company and the PRC Operating Entities immediately before and after the Reorganization and therefore the Reorganization was accounted for as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests.

The Reorganization, together with certain shareholder transactions, were conducted in the following chronological order:

(i)	On February 23, 2012, the Company was incorporated in the Cayman as an exempted company with limited liability. The then authorized share capital of the Company was US$50,000, consisting of 500,000,000 ordinary shares of US$0.0001 each. The Company originally expected to issue 36,794,440 ordinary shares to Mr. Chen, 17,205,560 ordinary shares with preferential liquidation rights to Mr. Li and 13,500,000 series A preferred shares to Legend Star on the date of the Company’s incorporation, representing 54.5%, 25.5% and 20% shareholding of the Company respectively. However, the issuance of the series A preferred shares to Legend Star was deferred to May 3, 2012 and the following shareholder transactions were also conducted on the date of the Company’s incorporation.

•	Mr. Chen purchased 5,945,560 shares of the Company from Mr. Li for a cash consideration of US$900,000.

•	Mr. Chen transferred 2,976,000 shares of the Company to Jeffrey Lyndon Ko (“Mr. Ko”), who is a non-PRC resident and also a director and president of the Company who held the shares on behalf of Mr. Chen to facilitate the subsequent disposal of these shares to a third party.

As a result of the deferral of the issuance of series A preferred shares and the execution of the aforesaid shareholder transactions, on the date of the incorporation, the Company directly issued (a) 39,764,000 ordinary shares to Dream Data Services Limited (“Dream Data”), an entity wholly owned by Mr. Chen, (b) 2,976,000 ordinary shares to Dream Soft Services Limited, an entity wholly owned by Mr. Ko, and (c) 11,260,000 ordinary shares with preferential liquidation rights to Huaxiu Investment Limited, an entity wholly owned by Mr. Li.

(ii)	On March 6, 2012, iDreamSky Technology (HK) Limited (“iDreamSky HK”) was incorporated in Hong Kong as a wholly-owned subsidiary of the Company.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	Organization and principal activities (Continued)

1.2	Reorganization (Continued)

(iii)	On April 19, 2012, Chuang Meng Wu Xian (Beijing) Information Technology Co., Ltd. (“Chuang Meng Information” or “WFOE 1”) was established in the PRC as a wholly foreign owned enterprise of iDreamSky HK.

(iv)	On April 19, 2012, Chuangmeng Information, PRC Operating Entities and their then equity holders, except as noted below with respect to Legend Star, entered into a series of contractual arrangements (the “VIE Arrangements”), pursuant to which, Chuangmeng Information became the primary beneficiary and exercised effective control over the operational activates of the PRC Operating Entities. On April 19, 2012, Legend Star has effectively transferred its rights in VIE 2 to the Company through a shareholder agreement entered into between Mr. Chen, Mr. Li and Legend Star on January 10, 2012 and commenced the process to transfer its legal ownership in VIE 2 to Mr. Chen, as the proxy shareholder for WFOE 1, in return for RMB6.0 million. Accordingly, the PRC Operating Entities became the VIEs of Chuangmeng Information on that date. Further details of the VIE Arrangements are set out in Note 1.6 below.

(v)	On May 3, 2012, the Company issued 13,500,000 series A preferred shares (Note 18) to Legend II in return for RMB6.0 million.

(vi)	On July 29, 2013, the transfer of the 20% legal ownership in VIE 2 from Legend Star to Mr. Chen was completed.

Upon the completion of the Reorganization but before the issuance of series B preferred shares (also on May 3, 2012), the Company became the holding company of the Group, and Mr. Chen owned 63.32% equity interest (including the 3.2% held by Mr. Ko), Mr. Li owned 16.68% equity interest and Legend II owned 20% equity interest in the Company.

1.3	Initial public offering

The Company completed its initial public offering (“IPO”) on August 7, 2014 on the NASDAQ Global Select Market and the underwriters subsequently exercised their over-allotment option on August 12, 2014. The Company issued and sold a total of 8,855,000 American Depositary Shares (“ADSs”) in these transactions, representing 35,420,000 Class A ordinary shares. Each ADS represents four Class A ordinary shares. Concurrently with completion of the IPO, the Company issued and sold a total of 6,933,333 Class A ordinary shares through concurrent private placements, which number of shares has been calculated based on an IPO price of US$15.00 per ADS. The net proceeds received by the Company, after deducting commissions, amounted to approximately RMB918,039,000.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	Organization and principal activities (Continued)

1.4	Share split

1.5	On July 1, 2014, the Company effected a share split. Each of ordinary shares and preferred shares of the Company was subdivided into 10 shares at a par value of US$0.0001 each. All shares and per share amounts presented in these consolidated financial statements and notes have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the share split.

The details of the subsidiaries, VIEs and VIE’s subsidiaries as of December 31, 2014 are set out below:

Company Name	Place and date of incorporation	% of direct or indirect economic ownership	Principal activities and place of operation

Subsidiaries
iDreamSky HK	Hong Kong/March 6, 2012	100%	Investment holding/Hong Kong
IDS Investment Holdings Limited	BVI/September 1, 2014	100%	Investment holding/BVI
IDS01 Holdings Limited	BVI/June 26, 2014	100%	Investment holding/BVI
IDS02 Holdings Limited	BVI/September 10, 2014	100%	Investment holding/BVI
IDS03 Holdings Limited	BVI/September 10, 2014	100%	Investment holding/BVI
IDS04 Holdings Limited	BVI/September 10, 2014	100%	Investment holding/BVI
IDS05 Holdings Limited	BVI/September 10, 2014	100%	Investment holding/BVI
iSkytouch Holdings Limited	BVI/November 24, 2014	83.3%	Investment holding/BVI
Chuangmeng Information (the “WFOE 1”)	PRC/April 19, 2012	100%	Development of computer software and provision of information technology services/PRC
Qianhai Chuangyi Shikong Technology (Shenzhen) Co., Ltd. (the “WFOE 2”)	PRC/October 17, 2014	100%	Development of computer software and provision of information technology services/PRC

VIEs and their subsidiaries
Shenzhen Mengyu	PRC/November 19, 2009	100%	Mobile game publishing /PRC
Shenzhen iDreamSky	PRC/February 14, 2011	100%	Mobile game publishing /PRC
Beijing Chuangmeng	PRC/January 31, 2012	100%	Mobile game publishing /PRC
Shenzhen Yiyou Technology Co., Ltd. (“Yiyou”), a non-wholly-owned subsidiary of Shenzhen iDreamSky	PRC/November 23, 2012	86.5%	Game developments/PRC
Shenzhen Zhuoyou Technology Co., Ltd. (“Zhuoyou”), a non-wholly-owned subsidiary of Shenzhen iDreamSky	PRC/December 11, 2013	90.9%	Game developments/PRC

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	Organization and principal activities (Continued)

1.5	Subsidiaries and VIEs (Continued)

Company Name	Place and date of incorporation	% of direct or indirect economic ownership	Principal activities and place of operation

VIEs and their subsidiaries
Nanjing Zhuochuang Huyu Information Technology Co., Ltd (“Zhuochuang”), a wholly-owned subsidiary of Shenzhen Mengyu	PRC/March 27, 2014	100%	Mobile game publishing/PRC
Shenzhen Lefeng Huyu Technology Co., Ltd (“Lefeng”), a wholly-owned subsidiary of Shenzhen Mengyu	PRC/November 06, 2014	100%	Game developments/PRC
Shenzhen Haoyiwan Technology Co., Ltd (“Haoyiwan”), a wholly-owned subsidiary of Lefeng	PRC/December 04, 2014	100%	Game developments/PRC
ShenZhen Chenhai Star Technology Co., Ltd (“Chenhai”), a wholly-owned subsidiary of Shenzhen iDreamSky	PRC/December 17, 2014	100%	Game developments/PRC

1.6	Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide mobile games services, the Group conducts substantially all of its operations through the PRC Operating Entities, which hold the required licenses and approvals to provide such services in the PRC. WFOE 1 entered into VIE Arrangements with respective entities in the PRC Operating Entities and their legal shareholders. Through the VIE Arrangements, the Company, through the WFOE 1, has the ability to:

•	exercise effective control over the PRC Operating Entities;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the PRC Operating Entities as if it were their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in the PRC Operating Entities.

Management evaluated the relationships between the Company and the WFOE 1 and the PRC Operating Entities and concluded that the WFOE 1 is the primary beneficiary of the PRC Operating Entities in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). As a result, the results of operations, assets and liabilities of the PRC Operating Entities (hereafter referred to as the “VIEs”) have been included in the Company’s consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	Organization and principal activities (Continued)

1.6	Variable Interest Entities (Continued)

The following is a summary of the VIE Arrangements:

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between the WFOE 1 and the VIEs, the WFOE 1 has the exclusive right to provide to the VIEs technical support, business support and related consulting services related to the VIEs’ principal business. The WFOE 1 owns the exclusive intellectual property rights created as a result of the performance of this agreement. The VIEs are required to pay 100% of their net income to the WFOE 1, which will be paid upon request by the WFOE 1. The term of this agreement is 10 years and can be extended with WFOE 1’s written confirmation prior to the expiration date. The WFOE 1 is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to the VIEs.

Equity Interest Pledge Agreement

Pursuant to an equity interest pledge agreement entered into between the WFOE 1, the VIEs and their shareholders (the “Equity Interest Pledge Agreement”), the shareholders of the VIEs have pledged all of their equity interests in the VIEs to the WFOE 1 as security for performance by VIEs and their shareholders under the exclusive business cooperation agreement, exclusive option agreement, and power of attorney. The VIEs’ shareholders agree that they shall not transfer any of the equity interests, place or permit the existence of any security interest or other encumbrance on the equity interests or any portion thereof, without the prior written consent of the WFOE 1. The WFOE 1 is entitled to assign any or all of its rights and obligations under the equity pledge agreement at any time. During the term of the pledge, the WFOE 1 is entitled to receive all dividends distributed by the VIEs. If the VIEs and their shareholders breach their contractual obligations under those agreements, the WFOE 1, as the pledgee, will be entitled to certain rights, including exercising the right to enforce the pledged equity interests. Upon the fulfilment of all contract obligations by the VIEs and their shareholders, the WFOE 1 shall release the pledged equity interests under this agreement upon the VIEs’ shareholders’ request.

Exclusive Option Agreement

Pursuant to the Equity Interest Pledge Agreement, shareholders of the VIEs have granted the WFOE 1 or its assignees an irrevocable and exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times at any time in part or in whole of their equity interests in the VIEs. Without the WFOE 1’s prior written consent, the VIEs and their shareholders shall not sell, transfer, mortgage or dispose of any assets or legal or beneficial interest in the business or revenue of the VIEs, or allow the encumbrance of any security interest. The purchase price of the optioned interests shall be RMB10.00 or adjusted based on appraisal result if an appraisal is required by the laws of China at the time when the WFOE 1 exercises the option. The term of this agreement is 10 years and may be renewed at the WFOE 1’s discretion.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	Organization and principal activities (Continued)

1.6	Variable Interest Entities (Continued)

Power of Attorney

Pursuant to an irrevocable power of attorney executed by each shareholder of the VIEs, each such shareholder has appointed the WFOE 1 as its exclusive agent and attorney to exercise such shareholders’ rights in the VIEs, including, without limitation to: (1) attending shareholders’ meeting of the VIEs; (2) exercising all the shareholders’ right and voting right, including but not limited to the sale or transfer or pledge or disposition of the VIEs’ shareholders’ equity interests in the VIEs in part or in whole; and (3) designating and appointing on behalf of the VIEs’ shareholders the legal representative, the directors, supervisor, the chief executive officer and other senior management members of the VIEs. This power of attorney shall be irrevocable and continuously valid.

Risks in relation to the VIE structure

It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its operations and businesses through VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	Organization and principal activities (Continued)

1.6	Variable Interest Entities (Continued)

Risks in relation to the VIE structure (Continued)

In addition, it is possible that the contracts among the Group, the Group’s VIEs and shareholders of its VIEs would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC law and regulations or are otherwise not enforceable for public policy reasons. In the event that the Group was unable to enforce these contractual arrangements, the Group would not be able to exert effective control over the affected VIEs. Consequently, such VIE’s results of operations, assets and liabilities would not be included in the Group’s consolidated financial statements. If such were the case, the Group’s cash flows, financial position and operating performance would be severely adversely affected. The Group’s contractual arrangements with respect to its consolidated VIEs are approved and in place. The Group’s management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Group’s operations and contractual relationships would find the contracts to be unenforceable.

As stated above, the VIEs hold assets that are important to the operation of the Group’s business, including licenses, related domain names and trademarks. If the VIEs fall into bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, the Group may be unable to conduct its business activities in China, which could have a material adverse effect on the Group’s future financial position, results of operations or cash flows.

However, the Group considers this is a normal business risk many companies are facing. The Group will continue to closely monitor the financial conditions of the VIEs. The VIEs and their subsidiaries’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include intangible assets, purchased property and equipment. The balances of these assets held by the VIEs and their subsidiaries are included in ‘‘property and equipment, net’’ and ‘‘intangible assets, net’’ in the consolidated balance sheet and specifically in the VIE table on the following page. The unrecognized revenue-producing assets mainly consist of licenses, domain names and trademarks which are not recorded in the financial statements as they didn’t meet the recognition criteria set in ASC 350-30-25. The licenses stated above primarily consist of licenses that grant the VIEs and their subsidiaries the right to operate mobile game-related business in the PRC.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	Organization and principal activities (Continued)

1.6	Variable Interest Entities (Continued)

The following consolidated financial information of the Group’s VIEs and their subsidiaries as of December 31, 2013 and 2014 have been included in the accompanying consolidated financial statements:

	As of December 31,
	2013	2014
	RMB ‘000	RMB ‘000
Assets
Current assets
Cash and cash equivalents	70,759	56,324
Accounts receivable	76,900	204,818
Amounts due from related parties	56	16,277
Prepayments and other current assets	7,018	178,955
Deferred tax assets	1,262	—

Total current assets	155,995	456,374

Non-current assets
Investments in equity investees	1,330	11,498
Prepayments and other non-current assets	1,630	4,062
Property and equipment, net	8,512	15,888
Intangible assets, net	2,040	82,513

Total non-current assets	13,512	113,961

Total assets	169,507	570,335

Current liabilities
Short-term bank loans	—	(20,000)
Deferred revenue	—	(41,411)
Accounts payable	(75,300)	(163,072)
Accruals and other current liabilities	(9,038)	(40,897)
Amounts due to related parties	(196)	(10,000)
Amounts due to other subsidiaries in the Group	(97,126)	(121,417)

Total current liabilities	(181,660)	(396,797)

Total liabilities	(181,660)	(396,797)

Net (liabilities)/assets	(12,153)	173,538

	Years ended December 31,
	2012	2013	2014
	RMB ‘000	RMB ‘000	RMB ‘000

Revenues	19,378	246,508	984,026
Net (loss)/ income	(5,673)	(872)	4,011
Net cash provided by operating activities	14,670	71,758	59,165
Net cash used in investing activities	(4,076)	(11,963)	(93,600)
Net cash (used in)/provided by financing activities	(1,873)	(743)	20,000

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	Organization and principal activities (Continued)

1.6	Variable Interest Entities (Continued)

In accordance with the VIE Arrangements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that there is no asset of the VIEs and their subsidiaries can be used only to settle their obligations. As the consolidated VIEs were incorporated as limited liability companies under the Company Law of the PRC, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs and their subsidiaries.

The Group believes that the VIE Arrangement entered into between the WFOE 1, the VIEs and their shareholders are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the VIE Arrangement. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Arrangements and if the shareholders of VIEs were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIEs also depends on the power of attorney the WFOE 1 has to vote on all matters requiring shareholders’ approval at the VIEs’ level. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and the VIE Arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or to restrict its operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets; and/or

•	impose additional conditions or requirements pursuant to which the Group may not be able to comply; or take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIEs (through its equity interests in their subsidiaries) or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs and their subsidiaries. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the VIE Arrangements with its VIEs is remote.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	Organization and principal activities (Continued)

1.6	Variable Interest Entities (Continued)

There is no VIE where the Company or its subsidiary has variable interest but is not the primary beneficiary.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its business through the VIEs, the Company will, if needed, provide such support on a discretional basis in the future, which could expose the Company to a loss.

2.	Summary of significant accounting policies

2.1	Basis of presentation

The Group’s consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United State of America (“U.S. GAAP”).

2.2	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances between the Company, its subsidiaries and its VIEs have been eliminated upon consolidation.

The Reorganization, as described in Note 1, has been accounted for at historical cost on the basis of the Reorganization is of entities under common control and is merely a recapitalization of the Listing Business engaged and does not result in any changes in business substance, management nor the ultimate controlling shareholder of the Listing Business engaged, before and after the Reorganization. The assets and liabilities of the VIEs are consolidated in the Company’s financial statements at carryover basis. The accompanying consolidated statements of operations and comprehensive loss and consolidated statements of cash flows include the results of operations and cash flows of the Group as if the current group structure had been in existence throughout the years ended December 31, 2012, 2013 and 2014, or since their respective dates of incorporation, whichever is the shorter. The accompanying consolidated balance sheets as of December 31, 2013 have been prepared to present the financial position of the Group as if the current group structure had been in existence as of that date.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement between the shareholders or equity holders.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.2	Consolidation (Continued)

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with the ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE or the right to receive benefits from the VIEs.

The WFOE 1 and ultimately the Company holds all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

2.3	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Company believes that, the estimation of (1) the revenue not yet been confirmed from mobile carriers; (2) deferred revenue; (3) income taxes; (4) determination of share-based compensation; (5) measurement of redemption value of redeemable preferred shares; (6) impairment assessment of long-lived assets; (7) impairment assessment of intangible assets and (8) fair value assessment of available-for-sale securities, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

2.4	Foreign currency translations

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currencies of the Company and its subsidiaries incorporated in Hong Kong are United States dollar (“US$”) and the Hong Kong dollar (“HK$”), respectively, while the functional currency of the other entities and VIEs and their subsidiaries in the Group is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use the US$ or HK$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, while revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as other comprehensive income or loss in the statement of operations and comprehensive (loss)/income.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.4	Foreign currency translations (Continued)

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from re-measurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of operations and comprehensive (loss)/income.

2.5	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2046 on December 31, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

2.6	Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.6	Fair value of financial instruments (Continued)

The Group’s financial instruments mainly include cash and cash equivalents, short-term deposits, accounts receivable, amounts due from related parties, accounts payable, deferred revenue, amounts due to related parties, accruals and other current liabilities, short-term bank loans, which the carrying values approximate their fair values. Available-for-sale securities and preferred share warrant liability are stated at fair value at each balance sheet date.

2.7	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

2.8	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.

2.9	Deferred revenue and deferred cost

Deferred revenue primarily consists of the unamortized revenue from sales of game tokens for casual games, and unamortized revenue from sales of virtual items for online game, where there is still an implied obligation to be provided by the Company and will be recognized as revenue when all of the revenue recognition criteria are met.

Deferred cost is directly related to deferred revenue, primarily consists of the unamortized payment cost, distribution cost and content provider cost.

2.10	Accounts receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required. As of December 31, 2013 and 2014 the Group did not have any allowance for doubtful accounts, nor had it recognized any provisions for bad debt for the years then ended.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.11	Investments in equity investees

Equity investments represent the Company’s investments in privately held companies. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

For other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Company neither has significant influence nor control through investment in common stock or in-substance common stock, the cost method is used.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired.

When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

Under the cost method, the Company carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee;

and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. Impairment loss from cost method investment of RMB3,029,000 was recorded in the consolidated income statements for the year ended December 31, 2014.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.12	Available-for-sale securities

We apply ASC 320 “Investments—Debt and Equity Securities,” to which requires that debt and equity securities be classified into one of three categories and accounted for as follows: (1) those “held to maturity” are reported at amortized cost; (2) “trading securities” with unrealized holding gains and losses are included in earnings; and (3) debt and equity securities not classified as held to maturity or as trading securities are classified as “available for sale” and reported at fair value. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive (loss)/income, net of tax.

The assessment of the fair values for the investment classified as “available for sale” required significant estimates, which includes estimating the future cash flows, determining appropriate discount rates and other assumptions. Changes in these assumptions and estimates could materially affect the respective fair value of these investments. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Impairment loss judged to be other than temporary, if any, are recognized in the consolidated income statements.

FASB Statement No. 115 requires company to assess their available-for-sale securities each reporting period to determine whether declines in fair value below book value are to be considered other than temporary.

If impairment is considered other than temporary, the holder must write down the cost basis of the impaired security to fair value. The amount of the write-down is included in earnings as a realized loss, and a new cost basis is established for the security. Any subsequent recovery in fair value is not recognized in earnings until the security is sold.

FASB Statement No. 115 and its amendments provide a three-step process for determining whether impairment should be considered other than temporary.

•	Determine whether the investment is impaired. An investment is impaired if its fair value is less than its amortized cost basis (book value). The cost basis of an investment includes adjustments made for accretion, amortization, other impairments and hedging. Entities should make this assessment at the individual security level each reporting period.

•	Evaluate whether the impairment is other than temporary. Entities must evaluate impairment based on specific factors including the nature and extent of the decrease in fair value of the security below cost.

•	If the impairment is other than temporary, recognize an impairment loss equal to the difference between the investment’s cost and its fair value. The amount of the write-down is the difference between amortized cost and the fair value of the investment on the balance sheet date. When impairment is recognized, the fair value of the impaired security becomes the new cost basis of the investment, and subsequent recoveries in fair value are not recognized in earnings until the security is sold or matures.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.12	Available-for-sale securities (Continued)

An impairment loss on the available-for-sale securities is recognized in our consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

The Company has classified its investment in convertible redeemable preferred shares in WeCasting Inc. as available-for-sale debt securities in accordance with ASC 320-10.

2.13	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the equipment at the end of the estimated useful lives as a percentage of the original cost.

Estimated useful lives
Servers, computers and equipment	3 years
Furniture, fixtures and office equipment	3 years
Motor vehicles	5 years
Leasehold improvements	Shorter of lease term or 5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

2.14	Intangible assets

Intangible assets mainly consist of game licenses and capitalized development costs for internally generated software. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over the following estimated useful lives or the term of the relevant agreement, which are as follows:

Estimated useful lives

Game licenses	1-3 years
Software licenses	2-3 years
Capitalized development costs for internally generated software	1-2 years

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.14	Intangible assets (Continued)

The Group capitalized qualified costs as internally generated software pursuant to ASC 350-40, Internal Use Software. Internal and external costs incurred during the preliminary project stage are expensed as incurred. The Group capitalizes costs relating to certain activities of developing and obtaining internally generated software that occur during the application development stage, such as external direct costs of materials and services consumed in developing or obtaining the software and costs for employees who are directly associated with and who devote time to the software project (to the extent of the time spent directly on the project). Maintenance costs related to the software are expensed as incurred. The Group does not license its internally generated software to any third parties.

2.15	Prepaid or guaranteed royalty fees

The Group’s royalty expenses consist of fees that it pays to mobile game developers. Royalty-based obligations are either paid in advance and deferred on the balance sheet as prepaid royalties or accrued as subsequently paid. These royalty-based obligations are expensed to cost of revenues (where the Group is a principal) or offset against the revenues (where the Group is an agent) at the greater of the revenues derived from the relevant games multiplied by the applicable contractual rate or an effective royalty rate based on expected net product sales. Advanced licenses payments that are not recoupable against future royalties are capitalized as intangible assets and amortized over the lesser of the estimated life of the games or the term of the licenses agreement.

The Group’s contracts with certain licensors include minimum guaranteed royalty payments. When no significant performance obligation of the game licensor remains, the Company initially records each of these guarantees as an asset and as a liability at the contractual amount. The Company believes that the contractual amount represents the fair value of the liability. When significant performance remains with the game licensor, the Company records advance minimum royalty payments as an asset when actually paid on when a liability has been incurred, rather than upon execution of the contract. The Company classifies minimum royalty payment obligations as current liabilities to the extent they are contractually due within the next twelve months.

At each balance sheet date, the Company evaluates the recoverability of deferred royalties as well as any unrecognized guarantees not yet paid to determine amounts that it deems unlikely to be realized through revenues generated from the games. The Company uses estimates of revenues, cash flows and net margins to evaluate the future realization of prepaid royalties and guarantees. This evaluation considers multiple factors, including the term of the agreement, forecasted demand, game life cycle status, game development plans, and current and anticipated game revenue levels, as well as other qualitative factors such as the success of similar games. To the extent that this evaluation indicates that the remaining prepaid and guaranteed royalty payments are not recoverable, the Company records an impairment charge to cost of revenues in the period that impairment is indicated.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.16	Impairment of long-lived assets and intangible assets

For long-lived assets including amortizable intangible assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

2.17	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under an operating lease are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the period of the lease.

2.18	Revenue recognition

Game publishing service revenue

The Group is a publisher of mobile games developed by third party game developers or its own. The Group licenses mobile games from game developers and earns game publishing service revenue by making a localized version of the licensed games and publishing them to the game players through distribution channels, including various mobile application stores and software websites (collectively referred to as “distribution channels”), including the Group’s websites. Through the distribution channels, game players can download the mobile games to their mobile devices. The mobile games licensed by the Group include casual mobile games (also known as “single player offline mobile games”) and mid- and hardcore mobile games (also known as “multi-player online mobile games”) which are operated under a free-to-play model whereby game players can download the games free of charge and are charged for the purchase of in-game virtual items via payment channels, such as various mobile carriers and third-party internet payment systems (collectively referred to as “payment channels”).

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.18	Revenue recognition (Continued)

a. Casual mobile games

For casual mobile games, game players play the games on their own. Upon the completion of download and installation of the games to the game players’ mobile device, all functionalities of the games have been fully delivered to the devices. Players can then play the games on their device without real time connection to the Internet. At game players’ discretion, in-game virtual items may be purchased to enhance game players’ game experience. The fulfillment of in-game purchase requires connection to the mobile carriers’ network or Internet connection to the servers of payment channels at the time of purchase. Once the game players confirm their purchase requests, the payment channels send an “unlock code” to the device of the game players and then the purchased virtual items are automatically unlocked in the downloaded game. Therefore, future play and use of the purchased features do not require ongoing online connectivity or involvement of the Group and game servers are not necessary for game players to play the game or utilize the purchased in-game features or items. The Group does not have a practice or history of replacing lost games or data of offline mobile games for game players.

b. Mid- and hardcore mobile games

For mid- and hardcore mobile games, game players interact with other online players to collaborate or to compete among themselves to complete certain tasks of the games within a virtual social environment. Playing of the online mobile games requires real time internet connection to game servers, where all in-game user information is stored, including game playing contents and player’s in-game purchase data. The game application downloaded on game players’ device is similar to a portal to access the online game servers which are hosted by the game developers. Game players may purchase in-game virtual items or features via the payment channels to enhance their game-playing experience similar to offline mobile games.

(i) Principal Agent Consideration

a. Third party licensed mobile games

Proceeds earned from selling in-game virtual items, in both of the licensed casual and mid- and hardcore mobile games, are shared between the Group and the game developers, with the amount paid to the developers generally calculated based on amounts paid by players, after deducting the fees paid to the payment channels and the distribution channels including the credit allowable for deduction for games that were downloaded through the Group’s owned platforms, multiplied by a predetermined percentage for each game.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.18	Revenue recognition (Continued)

(i) Principal Agent Consideration (Continued)

a. Third party licensed mobile games (Continued)

In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, the Group evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether or not the Group acts as the principal or as an agent in the arrangement with each party respectively, which it considers in determining if relevant revenues should be reported gross or net of the pre-determined amount of the proceeds shared with the other parties. The determination of whether to record the revenues gross or net is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has general inventory risk; (iii) changes the product or performs part of the services; (iv) has latitude in establishing the selling price; (v) has involvement in the determination of product and service specifications. The assessment is performed for all of the Group’s licensed mobile games, including offline and online mobile games.

With respect to the Group’s game licenses arrangements entered into during the years ended December 31, 2012, 2013 and 2014, the Group considered that the (i) developers are responsible for providing the game product desired by the game players; (ii) the costs incurred by the developers to develop the games are more than the licensing costs and game localizations costs incurred by the Group; (iii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the developers, (iv and v) the developers have the right to review and approve the pricing of in-game virtual items and the specification, modification or update of the game made by the Group. The Group’s responsibilities are publishing, providing payment solution and market promotion service, and thus the Group views the game developers to be its customers and considers itself as the agent of the game developers in the arrangements with game players. Accordingly, the Group records the game publishing service revenue from these licensed games, net of amounts paid to the game developers.

As the Group is responsible for identifying, contracting with and maintaining the relationships of the distribution and payment channels, commission fees paid to the distribution channels and payment channels are included in cost of revenues and presented on a gross basis. The Group considers it is the primary obligor to the game developers for the reasons identified above as it has been given latitude by the game developers in selecting distribution and payment channels for its service to the game developers.

With respect to certain of the Group’s game license arrangements entered into during the year ended December 31, 2014, there are new game license arrangements under which the Group takes primary responsibilities of game operation, including determining distribution and payment channels, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing. Under this type of game license arrangement, the Group considered itself as a principal in these arrangements. Accordingly, the Group records the mobile games revenues from these third party licensed games on a gross basis. Commission fees paid to distribution channels and payment channels and content fees paid to third party game developers are recorded as cost of revenues. Gross revenues from these licensed games on a gross basis were RMB217,742,000 for the year ended December 31, 2014. There was no such revenue earned from these games for the years ended December 31, 2012 and 2013.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.18	Revenue recognition (Continued)

b. Self-developed and acquired mobile games

During 2014, the Group self-developed mobile games and acquired mobile games from game developers. Game revenues derived from self-developed and acquired mobile games are recorded on a gross basis as the Group acts as a principal to fulfill most obligations related to the mobile game operation. Commission fees paid to distribution channels and payment channels are recorded as cost of revenues. Gross revenues from these games were RMB384,382,000 for the year ended December 31, 2014. There was no such revenue earned from these games for the years ended December 31, 2012 and 2013.

(ii) Timing of revenue recognition

The Group evaluates revenue recognition based on the criteria set forth in ASC 605, Revenue Recognition and ASC 985-605, Software: Revenue Recognition. The Group recognizes the service revenue when all four of the following criteria are met (i) persuasive evidence of an arrangement exists, (ii) service has been rendered, (iii) the selling price is fixed or determinable and (iv) the collection of the resulting receivable is reasonably assured.

a. Casual mobile games

For casual mobile games, the Group has determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request and the unlocking of the purchased virtual items. This is because the service fee earned by the Group from the developers is fixed or determinable, the fee is considered collectible and the performance by the Group has occurred once the game players purchase virtual items. The Group has no additional performance obligations to the developers or game players in order to earn the service fee upon the completion of the corresponding in-game purchases. Therefore, the Group recognizes revenue from providing services to casual mobile game developers upon the purchase of in-game virtual items by the game players.

b. Mid- and hardcore mobile games

For games where the Group is acting as an agent in selling the mid- and hardcore mobile games to game players, the Group has determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request although the utilization of the purchased virtual items require connection to the game servers. The fact that the operation of these mobile games requires hosting and maintenance of online game servers would not affect the timing of revenue recognition by the Group because those obligations are the responsibilities of the game developers as the primary obligor. Therefore, the Group recognizes revenues from providing services to mid- and hardcore mobile game developers upon the purchase of in-game virtual items by the game players as it has no further obligations to the developers in order to earn the service fee upon the completion of the corresponding in-game purchases.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.18	Revenue Recognition (Continued)

(ii) Timing of revenue recognition (Continued)

b. Mid- and hardcore mobile games (Continued)

For mid- and hardcore mobile games where the Group is acting as a principal, the Group has determined that it is obligated to provide on-going services to the game players who purchased virtual items to gain an enhanced game-playing experience over an average playing period of the paying players, and accordingly, the Group recognizes the revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts, and all other revenues recognition criteria are met.

As the mid- and hardcore games are under a free-to-play model and revenue is generated from game paying players when they purchase game points for in-game virtual items, the Group focuses on the playing period of paying players when estimating the period over which revenue is being recognized. The Group tracks each of the paying players’ purchases and log in history for each significant game to estimate the average playing period of the paying players (“estimated player play life”), which is the average playing period of all paying players between the first time the players charge game points into their accounts and the last log in. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics.

For the year ended December 31, 2014, the estimated player play life of three months is based on six games that have sufficient historical operating data. The same estimated player play life was applied to the other games due to the lack of sufficient historical operating data, as well as the similarity in game characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While the Group believes its estimates to be reasonable based on available game player information, it may revise such estimates in the future as the games’ operation periods change, sufficient individual game data become available, or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of player pay life would be applied prospectively on the basis that such changes are caused by new information indicating a change in game player behavior patterns. Any changes in the Group’s estimates of player pay life may result in revenues being recognized on a basis different from prior periods’ and may cause its operating results to fluctuate. For the year ended December 31, 2012 and 2013, the estimated player paly life was not applicable, as there are no mid- and hardcore mobile games for which the Group is acting as a principal and no deferred revenue should be recorded accordingly.

The Company also hosted and maintained certain servers to collect and analyze data relating to user location, type and number of games downloaded, playing frequency and time and purchasing habits of the users of our casual and mid- and hardcore games. However, the hosting and maintaining of these servers for internal data analysis does not affect the timing of revenue recognition by the Group.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.18	Revenue Recognition (Continued)

Other revenue

Other revenue mainly represents the advertising revenue. The Group provides advertising placements for a specified period of time on the interface of mobile games. The Group recognizes revenues ratably over the period during which the advertising services were provided.

2.19	Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate games publishing service and advertising revenue. Such costs are recorded as incurred.

The Group records fees paid to payment and distribution channels, and game developers when the Group acting as principal, in cost of revenues.

In addition, cost of revenues also includes (i) bandwidth costs, (ii) rental of offices, depreciation and amortization expense for servers and other equipment and intangibles directly related to operating the games, (iii) personnel expenses such as salary and welfare expenses and share-based compensation, (iv) business taxes and related surcharges, and (v) outsource costs, (vii) other costs.

2.20	Research and development costs

Research and development costs consist primarily of (i) salary and benefits for the Group’s research and development personnel, and (ii) rental and depreciation of office premise and servers utilized by the research and development personnel.

Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

2.21	Product development

Product development expenses include expenses incurred by the Group to develop the Group’s mobile games as well as to maintain, monitor and manage the Group’s transaction and service platform. The Group recognizes software and mobile applications development costs in accordance with ASC 350-40 “Software — internal use software”. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing operation platform and mobile applications or the development of software or mobile applications for internal use.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.22	Sales and marketing expenses

Sales and marketing expenses comprise primarily of salary, share-based compensation expenses, and benefits of sales and marketing personnel and advertising and market promotion expenses. The advertising and market promotion expenses amounted to approximately RMB2,779,000 RMB27,905,000 and RMB97,576,000 during the years ended December 31, 2012, 2013 and 2014, respectively.

2.23	General and administrative expenses

General and administrative expenses consist primarily of salary and benefits, including share-based compensation for general and administrative personnel, professional service fees, legal expenses and other administrative expenses.

2.24	Government subsidies

Subsidies from the government are recognized at their fair value where there is a reasonable assurance that the subsidies will be received and the Group will comply with all attached conditions.

General-use subsidies which are not subject to any conditions or specific use requirements are recorded in profit or loss as other income in the consolidated statements.

Government subsidies relating to property, plant and equipment are included in other current liabilities as deferred government grants and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

2.25	Share-based compensation

All share-based awards to employees and directors, including share options and ordinary shares awards are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Group uses the binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and share option exercise behavior, risk-free interest rates and expected dividends. The use of the Binomial option-pricing model requires extensive actual employee exercise behavior data for the relative probability estimation purposes, and a number of complex assumptions.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.25	Share-based compensation (Continued)

If a share-based award is modified after the grant date, the Group evaluates for such modifications in accordance with ASC 718 Compensation—Stock Compensation and the modification is determined to be a probable-to-probable (Type 1) modification, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of modification or over the remaining requisite service period, depending on the vesting status of the award. The total recognized compensation cost for an equity award will at least equal to the fair value of the award at the grant date.

2.26	Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statements of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

2.27	Uncertain tax positions

Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2012, 2013 and 2014. As of December 31, 2013 and 2014, the Group did not have any significant unrecognized uncertain tax positions.

2.28	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.28	Employee social security and welfare benefits (Continued)

Employee social security and welfare benefits included as expenses in the accompanying statements of operations and comprehensive loss amounted to RMB1,106,000, RMB3,125,000, and RMB12,174,000, for the years ended December 31, 2012, 2013 and 2014, respectively.

2.29	Ordinary shares

The Company accounts for repurchased ordinary shares under the cost method and include such treasury stock as a component of the ordinary shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares and retained earnings/(accumulated deficit), as applicable. An excess of purchase price over par value charged entirely to retained earnings/(accumulated deficit).

2.30	Freestanding preferred share warrants

The freestanding warrants, which are related to shares that are redeemable, are classified as liabilities on its consolidated balance sheets. The warrants were subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other gain/(loss) - net. The warrants were exercised in July 2013.

2.31	Statutory reserves

The Group’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries registered as wholly-owned foreign enterprises have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the entity. Appropriation to the staff bonus and welfare fund is at the entity’s discretion.

In addition, in accordance with the Company Law of the PRC, the VIEs of the Company registered as PRC domestic companies must make appropriations from its after-tax profit as determined under PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the entity. Appropriation to the discretionary surplus fund is made at the discretion of the entity.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.31	Statutory reserves (Continued)

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing capital of the respective companies. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the entity in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

2.32	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation. See also Note 22 for further information.

2.33	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2012, 2013 and 2014, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

2.34	Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net earnings/(loss) attributable to ordinary shareholders, considering the accretion of redemption feature of the convertible redeemable preferred shares as well as any deemed dividends to preferred shareholders and Li Meiping Ordinary shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted earnings/(loss) per share is calculated by dividing net earnings/(loss) attributable to ordinary shareholders, as adjusted for the effect of the assumed conversion of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per shares calculation when inclusion of such share would be anti-dilutive.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.35	Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. The Group has recognized foreign currency translation adjustments as other comprehensive (loss)/income in the consolidated statements of operations and comprehensive (loss)/income

2.36	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group’s long-lived assets and revenues are substantially located in and derived from the PRC, no geographical segments are presented.

2.37	Recently issued accounting pronouncements

The FASB issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

On May 28, 2014, the FASB and IASB issued their long-awaited converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	Summary of significant accounting policies (Continued)

2.37	Recently issued accounting pronouncements (Continued)

In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In August 2014, the FASB issued Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not anticipate that adoption will have a significant impact on our financial position, results of operations, or cash flows.

On February 18, 2015, the FASB issued Accounting Standards Update 2015-02, Consolidation (Topic 810) –Amendments to the Consolidation Analysis. The new guidance applies to entities in all industries and provides a new scope exception to registered money market funds and similar unregistered money market funds. It provide new guidance to companies in determining whether an entity is a variable interest entity (VIE), assessing fees paid to a decision maker or a service provider, and consideration of related parties in the economics test. The standard is effective for public business entities for annual periods beginning after December 15, 2015. The Company is in the process of assessing the impact of this new guidance.

3.	Concentration and risk

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts receivable and amount due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

3.	Concentration and risk (Continued)

As of December 31, 2013 and 2014, all of Group’s cash and cash equivalents, short-term time deposits were held by major financial institutions located in the PRC, Hong Kong, and the United States, which management believe are of high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents.

For accounts receivable, a large portion of game revenue is derived from the co-operative arrangements with three mobile carriers in the PRC. If the strategic relationship with the mobile carriers is terminated or scaled-back; or if the mobile carriers alter the co-operative arrangements; or if they experience financial difficulties in paying us, the Group’s game revenue might be adversely affected in terms of recoverability of receivables.

To manage this risk, the Group maintains frequent communication with the mobile carriers to ensure the co-operation is effective. In view of the history of co-operation with the mobile carriers and the sound collection history of receivables due from them, management believes that the credit risk inherent in the Group’s outstanding accounts receivable balances from these mobile carriers is low. During the year, the Group also used more payment channels other than mobile carriers.

The accounts receivable from these mobile carriers in the PRC represented over 10% of accounts receivable balances as of December 31, 2013 and 2014 as follows:

	As of December 31,
	2013	2014

Mobile telecom operator 1	60%	30%
Mobile telecom operator 2	20%		*
Mobile telecom operator 3	17%		*

*	Less than 10%

For other receivables included in prepayments and other current assets/other non-current assets and amounts due from related parties, management makes periodic collective assessments as well as individual assessment on their recoverability of other receivables based on historical settlement records and past experience. The directors of the Company believe that there is no material credit risk inherent in the Group’s outstanding balance of those other receivables.

Concentration of game revenue

The Group depends on the success of a limited number of mobile games to generate revenue. The top 5 games account for 99%, 95% and 45% of the total game revenue for the years ended December 31, 2012, 2013 and 2014, respectively.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

3.	Concentration and risk (Continued)

The following table summarizes the games that account for more than 10% of the Group’s game revenues:

	For the year ended December 31,
	2012	2013	2014

Game 1	*	42%	11%
Game 2	60%	33%	*
Game 3	*	11%	13%
Game 4	20%	*	*
Game 5	12%	*	*

*	Less than 10%

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents denominated in RMB that are subject to such government controls amounted to RMB71,163,000 and RMB56,669,000 as of December 31, 2013 and 2014, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a significant appreciation/depreciation of RMB against US$.

Liquidity

The Group had an accumulated deficit of RMB1,248,020,000 as December 31, 2014. The net cash (used in)/provided by operating activities was approximately RMB(3,651,000), RMB57,693,000 and RMB20,544,000 for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The Group believes its current cash balance will be sufficient to meet the Group’s operating cash needs for the period of twelve months from the balance sheet date.

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents as of December 31, 2013 and 2014 primarily consist of the following currencies:

Cash and cash equivalents are denominated in the following currencies:

	As of December 31,
	2013	2014
	RMB’000	RMB’000

RMB	71,163	613,969
US$	108,495	315,860

Total	179,658	929,829

5.	Prepayments and other current assets

	As of December 31,
	2013	2014
	RMB’000	RMB’000

Prepaid minimum guarantee (i)	—	81,764
Prepaid advertising expenses	2,430	70,663
Deferred cost	—	16,107
Loans to employees	1,380	3,871
Office rental deposits	1,617	1,647
Others	1,651	15,372

Total	7,078	189,424

(i):	Prepaid minimum guarantee is prepayment to game developers according to the payment terms of contracts, and this prepayment will be deducted by revenue sharing amount when future revenue is generated.

The Company assessed prepaid minimum guarantee for impairment when events or changes in circumstances indicate that the carrying amount of prepaid could not be recoverable. There are no such impairment recognized as of December 31, 2014.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

6.	Investments in equity investees

The Company’s long-term investments consisting of cost method investments and equity method investments as of December 31, 2013 and 2014 were as follows:

	As of December 31,
	2013	2014
	RMB’000	RMB’000

JTEA Inc. (cost method)	—	15,303
Guangzhou Grape NetworkTechnology Co., Ltd. (equity method)	—	6,056
ShenZhen TianRen Hudong Technology Co., Ltd. (equity method)	—	3,860
Chengdu JuLe Technology Co., Ltd (equity method)	1,330	1,231
Beintoo China Limited (PRC) (equity method)	—	351
	1,330	26,801

JTEA Inc.

In July 2014, the Company acquired 30.0% equity stake of JTEA Inc. by subscribing its Series A convertible preferred shares with a total cash consideration of US$3,000,000. Given the fact that the investment was not an investment in common stock or in-substance common stock as such shares held by the Company contain certain terms such as liquidation preference over others, the investment is accounted for as an investment in an equity security under cost method since the equity securities do not have a readily determinable fair value.

Several factors that indicate other-than-temporary impairment of a security’s value has occurred. The Company used the discounted cash flow method to assess the fair value of this investment as at December 31, 2014, as a result, an impairment charge of RMB3,029,000 has been provided against the carrying value of the investment.

Guangzhou Grape NetworkTechnology Co., Ltd. (“Guangzhou Grape”)

In November 2014, the Company acquired 20.0% equity shares in Guangzhou Grape with a total cash consideration of RMB6,000,000. Guangzhou Grape is engaged in mobile game publishing. The Company applied equity method of accounting to account for the investment as the Company has the ability to exercise significant influence, given the level of investment and the common directors on the board of the investee (Out of total three directors, one occupied by the Company).

ShenZhen TianRen Hudong Technology Co., Ltd. (“Tianren Hudong”)

In August 2014, the Company acquired 20.0% equity shares in Tianren Hudong with a total cash consideration of RMB4,000,000. Tianren Hudong is engaged in development and operation of online games. The Company applied equity method of accounting to account for the investment as the Company has the ability to exercise significant influence, given the level of investment and the common directors on the board of the investee (Out of total three directors, one occupied by the Company).

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

7.	Prepayments and other non-current assets

	As of December 31,
	2013	2014
	RMB’000	RMB’000

Prepayments for acquisition of software (i)	—	42,833
Long-term loans to employees	1,630	3,423

	1,630	46,256

(i)	The prepayments were for the purchase of software, which contains six professional systems with several special functions which are used to attract users to play the games of the Group.

8.	Available-for-sale securities

The Company’s long-term investments that are classified as available-for-sale securities were as follows:

	As of December 31,
	2013	2014
	RMB’000	RMB’000

WeCasting Inc.	—	19,852

In November 2014, the Company acquired 10.0% equity stake of WeCasting Inc. by subscribing its Series B convertible redeemable preferred shares with a total cash consideration of US$3,244,000 (equivalent to RMB19,852,000)

The investment was made in the investee in the form of convertible redeemable preferred shares. The preferred shares are convertible into ordinary shares anytime at the option of the Group, or automatically in the event of an IPO of WeCasting Inc. The preferred shares are redeemable at the option of the Group if there is no IPO of WeCasting Inc. after 6 years from the date of investment. Based on the status of WeCasting Inc., the Company believes the redemption clause is substantive, and therefore account for the investment in WeCasting as an available-for-sale debt security.

The available-for-sale debt security is measured at fair value at every period end. Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. There is no significant change in fair value of the investment from the initial investment date to the December 31, 2014.

9.	Property and equipment, net

Property and equipment consists of the following:

	As of December 31,
	2013	2014
	RMB’000	RMB’000
Gross carrying amount:
Servers, computers and equipment	5,338	13,807
Furniture, fixtures and office equipment	1,087	2,209
Leasehold improvements	4,227	5,488
Motor vehicles	214	614

Total of gross carrying amount	10,866	22,118
Less: accumulated depreciation	(2,182)	(6,217)

Property and equipment, net	8,684	15,901

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

9.	Property and equipment, net (continued)

Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 were RMB428,000, RMB1,788,000 and RMB4,035,000, respectively.

10.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	2013	2014
	RMB’000	RMB’000
Gross carrying amount:
Game licenses	4,561	102,038
Software licenses	—	1,639
Capitalized development costs for internal use software	620	3,040
Total of gross carrying amount	5,181	106,717
Less: accumulated amortization	(3,141)	(9,212)
Intangible assets, net	2,040	97,505

Amortization expenses for the years ended December 31, 2012, 2013 and 2014 were RMB1,151,000, RMB1,990,000 and RMB6,071,000, respectively.

The estimated amortization expenses for each of the following years are as follows:

RMB’000

2015	47,077
2016	36,966
2017	13,462

97,505

The weighted average amortization periods of intangible assets as of December 31, 2013 and 2014 are as below:

	As of December 31,
	2013	2014
	(years)	(years)

Game licenses	1.4	2.6
Software licenses	N/A	3
Capitalized development costs	1.5	1.5

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

11.	Short-term bank loans

	As of December 31,
	2013	2014
	RMB’000	RMB’000

Short-term bank loans	—	20,000

In December 2014, Shenzhen iDreamSky entered into a contract with Shanghai Pudong Development Bank for a loan facility of up to RMB20,000,000. The maturity date of the loan is December 30, 2015, and the interest rate is 6.72% per annum.

12.	Deferred revenue

	As of December 31,
	2013	2014
	RMB’000	RMB’000

Online games	—	41,411

13.	Accruals and other current liabilities

	As of December 31,
	2013	2014
	RMB’000	RMB’000

Accrued salaries and welfare	4,991	17,334
Business and other taxes payables (i)	14,191	12,473
Legal and professional fee (ii)	—	13,226
Government subsidies	780	230
Others	838	4,023

Total	20,800	47,286

(i):	Other business and other tax payables include business taxes, value-added taxes and withholding taxes for the content fees paid/payable to the overseas game developers.
(ii):	Legal and professional fee include unpaid IPO offering costs and other professional service fees, such as legal consultation service fees, audit service fee, etc. for the purpose of year end annual reporting.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

14.	Cost of revenue

	For the year ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Channel costs	6,264	124,055	497,220
Content provider costs	—	—	23,239
Salaries and welfare	2,944	9,379	26,519
Business tax and surcharges	864	8,015	6,981
Outsource costs	2,280	8,026	9,976
Bandwidth costs	322	3,171	3,733
Depreciation and amortization	199	655	7,797
Other costs	1,720	2,597	5,489

Total	14,593	155,898	580,954

15.	Other gains – net

	For the year ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Fair value change of preferred share warrant liability	(564)	(514)	—
ADR reimbursement from depositary bank	—	—	6,418
Government subsidies	1,600	1,040	2,962
Loss on disposals of property and equipment	(1)	(208)	—
Donations	—	—	(525)
Others	(89)	(212)	—

Total	946	106	8,855

16.	Income tax

(i)	Cayman

Under the current tax laws of the Cayman, the Company and its subsidiaries are not subject to tax on income or capital gains. Upon payment of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

(ii)	Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profits for each of the years ended December 31, 2012, 2013 and 2014. No Hong Kong profits tax has been provided for as the Group has no assessable profit arising in Hong Kong.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

16.	Income tax (Continued)

(iii)	PRC Corporate Income Tax (“CIT”)

The income tax provision of the Group in respect of operations in the PRC has been calculated at the tax rate of 25% on the estimated assessable profits, based on the existing legislation, interpretations and practices in respect thereof, unless preferential tax treatment was granted.

Shenzhen iDreamSky was approved as a newly established software enterprise in June 2013, and according to tax regulations and other relevant rules, Shenzhen iDreamSky can be exempted from CIT for two years, followed by a 50% reduction in the applicable tax rates for the next three years, commencing from the first year of profitable operation after offsetting tax losses generated from prior years. Shenzhen iDreamSky has already obtained the relevant approval from relevant tax bureau in 2014 and its first profit making year is 2013. In addition, Shenzhen iDreamSky was approved as a high and new technology enterprise in October 2013, and it is subject to a reduced preferential CIT rate of 15% for 3-year period from 2013 to 2015 according to the applicable tax preference in relating to the High and New Technology Enterprise.

WFOE 2 was established in Qianhai, Bonded Zone of Shenzhen in October 2014, which was subject to an applicable tax rate of 15%, as it meet the requirement set out by local authorities for the preferential tax rate.

(iv)	PRC withholding tax (“WHT”)

According to the applicable PRC tax regulations, dividends distributed by a company established in the PRC to a foreign investor with respect to profits derived after January 1, 2008 are generally subject to a 10% WHT. If a foreign investor incorporated in Hong Kong meets the conditions and requirements under the double taxation treaty arrangement entered into between the PRC and Hong Kong, the relevant WTH tax rate will be reduced from 10% to 5%.

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive (loss)/income are as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Current income tax expense/(benefit)	—	7,436	(1,457)
Deferred income tax (benefit)/expense	—	(1,262)	28,267

Income tax expense for the year	—	6,174	26,810

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

16.	Income tax (Continued)

The reconciliation of total tax expense computed by applying the statutory income tax rate to pre-tax loss is as follows:

	For the year ended December 31,
	2012	2013	2014

PRC statutory income tax rate	25%	25%	25%
Effect of expenses not deductible for tax purpose	—	—	459%
Effect of tax holiday and preferential tax benefits on assessable profits of Shenzhen iDreamSky	—	—	(469%)
Effect of outside basis difference arising from the Company’s VIEs and subsidiaries in the PRC	—	—	267%
Effects of change in valuation allowance	(25%)	(7%)	(17%)
Effective income tax rate	—	18%	265%

Composition of deferred tax assets and liabilities is as follows

	As of December 31,
	2013	2014
	RMB’000	RMB’000
Deferred tax assets, current
Accrued expense and others not currently deductible for tax purposes (i)	1,262	—

Total current deferred tax assets, net	1,262	—

Deferred tax assets, non-current
Tax loss carried forward	1,190	728
Valuation allowance	(1,190)	(728)

Total non-current deferred tax assets, net	—	—

Deferred tax liabilities, non-current
Outside basis difference (ii)	—	(27,005)

Total deferred tax liabilities	—	(27,005)

(i)	Shenzhen iDreamSky obtained the relevant approval from relevant tax bureau that it can be exempted from CIT for two years, followed by a 50% reduction in the applicable tax rates for the next three years, commencing from the first year of profitable operation after offsetting tax losses generated from prior years. As a result, Shenzhen iDreamSky 2013 and 2014 tax rates were zero, and therefore, no deferred tax assets for the accrued expense and others not currently deductible for tax purposes in relation to Shenzhen iDreamSky were recognized as at December 31, 2014.
(ii)	As of December 31, 2013, VIEs and their subsidiaries were still in a position of accumulated loss and no relevant deferred tax liabilities for outside basis difference was recognized. As of December 31, 2014, the deferred tax liabilities were provided on the aggregated retained earnings and reserves of the VIEs and their subsidiaries amounted to RMB180,034,000 that are expected to be recovered by other affiliates of the Group in the future periods.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

16.	Income tax (Continued)

Movement in valuation allowance is as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Beginning balance	1,303	2,435	1,190
Additions	1,132	1,023	135
Reversal	—	(2,268)	(597)

Ending balance	2,435	1,190	728

The Group operates through multiple subsidiaries and VIEs and the valuation allowance is considered for each subsidiary and VIE on an individual basis. As of December 31, 2013 and 2014, for other companies of the Group, which are still in loss position, the Group provided full valuation allowance against their deferred income tax. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

In 2013 and 2014, certain companies within the Group recorded a net profit and offset the previously tax loss, the relevant deferred tax assets caused by tax loss of these companies decreased accordingly in 2013 and 2014. In addition, in 2013, Shenzhen iDreamSky was approved as newly established software enterprise in June 2013 and can be exempted from CIT for two years from the first profitable year after offsetting tax losses generated from prior years, the CIT rate of Shenzhen iDreamSky for the year of recovery of the tax loss will be zero. Therefore, the amount of deferred tax assets of Shenzhen iDreamSky caused by tax loss was zero as of 31 December 2013. As a result of above, the allowance of the relevant deferred tax assets was reversed in 2013 and 2014.

As of December 31, 2014, the Group had tax loss carry forwards of approximately RMB2,910,000, which can be carried forward to offset future taxable income. The net operating tax loss carry forwards will begin to expire as follows:

Year	RMB’000
2017	671
2018	1,699
2019	540

2,910

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities Shenzhen erred income tax than the present which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2010 to 2014 remain subject to examination by the tax authorities.

For the years ended December 31, 2014, almost all the pre-tax income were earned in the PRC.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

17.	Ordinary shares

The Company’s Memorandum and Articles of Association authorized the Company to issue 409,472,700 and 500,000,000 ordinary shares of US$0.0001 par value as of December 31, 2013 and 2014, respectively. The holders of ordinary shares are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

Upon the completion of the Company’s IPO on August 7, 2014 (Note 1.3), the Company’s shares were divided into Class A ordinary shares and Class B ordinary shares, par value of US$0.0001. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the discretion of the Class B shareholders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The authorized share capital of the Company was US$50,000 as of December 31, 2014, consisting of 500,000,000 ordinary shares of US$0.0001 each. Movements of issued and outstanding Class A ordinary shares and Class B ordinary shares during 2014 was as follows:

	Number of ordinary shares
	Class A	Class B	Total
As at January 1, 2014	N/A	N/A	41,032,120

Division upon IPO	4,849,650	36,182,470	41,032,120
Issuance of ordinary shares upon IPO	42,353,333	—	42,353,333
Conversion of preference shares upon IPO	45,263,650	45,263,650	90,527,300

As at December 31, 2014	92,466,633	81,446,120	173,912,753

Repurchases

In connection with the issuance of the Series C and Series A-1 Preferred Shares in September 2013, the Company repurchased 1,707,880 ordinary shares from Mr. Chen for a total consideration of US$720,000 (equivalent to RMB4,456,512). The price paid for each ordinary share was US$0.42158 (equivalent to RMB2.6093) which approximated the then fair value. The ordinary shares repurchased were immediately cancelled by the Company.

Before the Reorganization, Mr. Li was one of the investors of Shenzhen iDreamSky, a liquidation preference was additionally granted to Li Meiping Ordinary shares in the Reorganization. The increase in fair value of Li Meiping Ordinary shares of US$48,000 (equivalent to RMB300,000) caused by such additional liquidation preference at the time of Reorganization was accounted for as deemed dividend.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

17.	Ordinary shares (Continued)

Li Meiping Ordinary shares were repurchased by the Company in September 2013 for US$0.4216 per share and were then cancelled. The excess amount of the repurchase price over the carrying amount of the ordinary shares held by Mr. Li was accounted for as deemed dividend of US$4,747,000 (equivalent to RMB29,075,000).

18.	Convertible and redeemable preferred shares

During the Reorganization in April 2012, the Company issued 13,500,000 Series A Preferred Shares, for a consideration of US$950,254 (equivalent to RMB6,000,000) to the related parties of Legend Star, which was one of the original investors of Shenzhen iDreamSky. The liquidation preference and other rights were additionally granted to the holders of Series A Preferred Shares compared to the other owners of Shenzhen iDreamSky in Reorganization, therefore, the increase in fair value of Series A Preferred Shares of RMB540,000 caused by such additional liquidation preference and other rights at the time of Reorganization was accounted for as deemed dividend.

In May 2012, the Company issued 25,000,000 series B convertible and redeemable preferred shares (“Series B Preferred Shares”) and warrants to certain third party private equity investors (“Series B Preferred Shares Investors”) for an aggregated price of US$6,000,000 (equivalent to RMB37,672,200). The warrants were initially measured at fair value, and the excess amount of cash proceeds of the Series B Preferred Shares over the initial fair value of the warrants was allocated to the Series B Preferred Shares.

In July 2013, the Company issued 11,111,100 series B-1 convertible and redeemable preferred shares (“Series B-1 Preferred Shares”) for a consideration of US$4,000,000 (equivalent to RMB24,648,000) upon exercise of the aforesaid warrants.

In September 2013, the Company issued 19,717,880 series A-1 convertible redeemable preferred shares (“Series A-1 Preferred Shares”) and 27,948,320 series C convertible and redeemable preferred shares (“Series C Preferred Shares”) for an aggregate cash consideration of US$8,312,593 (equivalent to RMB51,215,548) an US$13,413,050 (equivalent to RMB82,640,484), respectively.

Series A Preferred Shares, Series A-1 Preferred Shares, Series B Preferred Shares, Series B-1 Preferred Shares and Series C Preferred Shares are collectively referred to as the “Preferred Shares”.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

18.	Convertible and redeemable preferred shares (Continued)

As of December 31, 2013, the Preferred Shares comprised the following:

Series	Issuance date	Share issued and outstanding	Issuance price per share (US$)	Proceeds from issuance, net of issuance costs (US$’000)	Proceeds from issuance, net of issuance costs (RMB’000)	Carrying amount as at December 31, 2013 (RMB’000)

Series A	May 3, 2012	6,750,000	0.0704	950	6,000	3,270
Series A -1	Sep 9, 2013	19,717,880	0.4216	8,313	51,452	51,452
Series B (Note (i))	May 3, 2012	25,000,000	0.2400	5,695	35,673	159,757
Series B-1	July 4, 2013	11,111,100	0.3600	4,000	24,648	71,962
Series C	Sep 30, 2013	27,948,320	0.4800	12,288	75,937	184,223

Note:

(i)	The proceeds included the fair value allocated to warrants granted to Series B Preferred Shares Investors as of the issuance date.

All Preferred Shares’ par value is US$0.0001. The rights, preferences and privileges of the Preferred Shares are as follows:

Conversion

Each Preferred Share was convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares into a number of ordinary shares according to a conversion price. Each share of Series A, Series A-1, Series B, Series B-1, Series C Preferred Shares was convertible into one ordinary share and was subject to adjustments for certain events, including but not limited to additional equity securities issuance, share dividends, subdivisions, redemptions, combinations, or consolidation of ordinary shares. The conversion price was also subject to adjustment in the event the Company issues additional shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution.

Upon the completion of the IPO on August 7, 2014, 50% of Preferred Shares was converted into Class A ordinary shares at a conversion ratio of one Preferred Share to one Class A ordinary share and 50% of Preferred Shares was converted into Class B ordinary shares at a conversion ratio of one Preferred Share to one Class B ordinary share. As a result, 45,263,650 Class A ordinary shares and 45,263,650 Class B ordinary shares were issued, and the balance of Preferred Shares was transferred to Class A and Class B ordinary share and additional paid-in capital on that date.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

18.	Convertible and redeemable preferred shares (Continued)

Redemption Right

Upon the occurrence of deemed liquidation events, the Company will be required to redeem all of the then outstanding Preferred Shares from their holders. The deemed liquidation events includes (a) a sale, lease, transfer or other disposition, in a single transaction or series of related transaction, of all or substantially all of the assets of the Group; (b) a transfer or an exclusive licensing, in a single transaction or series of related transactions, of all or substantially all of the intellectual property of the Group; (c) a sale, transfer or other disposition of a majority of the issued and outstanding share capital of the Company or a majority of the voting power of the Company; (d) a merger, consolidation, amalgamation or acquisition of the Group by a third party, or any other corporate reorganization or scheme of arrangement or other business combination of the Group with or into any other business entity in which the shareholders of the Company immediately after such merger, consolidation or business combination hold shares representing less than a majority of the voting power of the outstanding share capital of the surviving business entity, and etc.

Upon and after the occurrence of any redemption trigger event (“Redemption Trigger”, defined as below) and prior to a Qualified IPO, the holders of 2/3 of the then-outstanding Series C Preferred Shares may require the Company to redeem all of the then outstanding Series C Preferred Shares. Redemption Trigger means any of the following events: (A) the Company has not completed a Qualified IPO by September 10, 2018; (B) the redemption of any other class of Preferred Shares; (C) any material breach of representations, warranties, covenants or undertakings by the Group or Mr. Chen under the subscription agreement of Series C Preferred Shares; (D) resignation by any of the key employees as an employee of the Company; and (E) change of core business.

Beginning on or after the date that is six years after the respective issuance dates of Series B Shares and Series B-1 Shares, at any time and from time to time prior to a Qualified IPO or upon the redemption of any other class of Preferred Shares, the holders of 2/3 then-outstanding Series B Shares and Series B-1 Shares may require the Company to redeem all of the then outstanding Series B Shares and Series B-1 Shares.

The redemption price for Series C Preferred Share is equal to the original issue price (adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers) plus a 8% compounded annual return, plus all declared but unpaid dividends thereon up to the date of redemption.

The redemption price for Series B Share or Series B-1 Share is equal to the greater of: (1) the their respective issue price (adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers) plus a 8% compounded annual return, plus all declared but unpaid dividends thereon up to the date of redemption; and (2) their fair market value, which is to be determined by independent appraisal, exclusive of liquidity or minority ownership discounts, performed by an independent third party mutually agreed by the holders of Series B or Series B-1 Preferred Shares (as the case may be) and the Company.

The redemption price for Series A Share and Series A-1 Share is equal to their original respective issue price (adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers) plus all declared but unpaid dividends thereon up to the date of redemption.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

18.	Convertible and redeemable preferred shares (Continued)

In the situation of the redemption, the payment of redemption price should be paid to the holders of the Series C Preferred Shares first, and then to the holders of the Series B and Series B-1 Preferred Shares, and then to the holders of Series A and Series A-1 Preferred Shares.

Dividends

Each holder of Preferred Shares (including Series A, Series A-1, Series B, Series B-1 and Series C Preferred Shares) shall be entitled to receive non-cumulative dividends at the rate of 8% of their respective issue price per annum (as adjusted for share split, consolidation, dividend, recapitalization and other similar transactions) (“8% Preferential Dividends”) when and if declared by the board of the directors.

After the 8% Preferential Dividends have been paid in full or declared, any additional dividends may be declared for the ordinary shares and, if such additional dividends are declared, then such additional dividends shall be declared pro rata on the ordinary shares and Preferred Shares on an as-converted basis.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event (e.g., change in control), the holders of Series A, Series A-1, Series B, Series B-1 and Series C Preferred Shares are entitled to receive an amount per share equal to 100% of the original issuance price plus all dividends accrued, or declared and unpaid.

If the assets and funds distributed among the holders are insufficient to permit the payment of the full preferential amounts, then the holders of Series C Preferred Shares shall be entitled to be paid first, followed in sequence by Series B-1, Series B, Series A-1 and Series A Preferred Shares. After payment of the full amounts from above, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of preferred shares and ordinary shares in proportion to the number of outstanding shares held by each holder on an as converted basis.

Voting rights

Each Preferred Share conveys the right to the shareholder of one vote for each ordinary share upon conversion.

The Company has determined that, as of December 31, 2013, the Series A and Series A-1 Preferred Shares should be classified as mezzanine equity since certain deemed liquidation events (such as change of control of the Company) which give the redemption right to relevant holders are not within the control of the Company. In addition, the Company has also determined that the Series B, Series B-1 and Series C Preferred Shares should be classified as mezzanine equity since such preferred shares are contingently redeemable by the holders in the event that a qualified initial public offering has not occurred and the Preferred Shares have not been converted as of the redemption date.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

18.	Convertible and redeemable preferred shares (Continued)

The Company assessed beneficial conversion features attributable to the Preferred Shares and determined that there was no beneficial conversion feature related to the Preferred Shares.

The Company determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the conversion and redemption features embedded derivative instrument are clearly and closely related to that of the Preferred Shares. The Preferred Shares are not readily convertible into cash as there is no market mechanism in place for trading its shares.

Repurchase of Series A Preferred Shares

Concurrently with issuance of Series A-1 and Series C Preferred Shares in September 2013, the Company repurchased 6,750,000 Series A Preferred Shares at the same issuance price of Series A-1 Preferred Shares, total US$2,845,593 (equivalent to RMB17,532,268). The US$2,337,532 (equivalent to RMB14,402,000) excess amount of the repurchase consideration over the carrying amount of Series A Preferred Shares was accounted for as deemed dividend.

Accretion

(1) Series A and Series A-1 Preferred Shares

The Company has classified the Series A and Series A-1 Preferred Shares as mezzanine equity since certain deemed liquidation events which give the redemption right to relevant holders are not within the control of the Company. The Company concluded that the occurrence of the aforesaid deemed liquidation events are not probable; therefore, subsequent adjustment of the amount of Series A and Series A-1 Preferred Shares presented in Mezzanine equity is not required.

(2) Series B, Series B-1 and Series C Preferred Shares

Due to the redemption features described above, the Company classified Series B, Series B-1 and Series C Preferred Shares in the mezzanine equity section of the consolidated balance sheets. The Company recognizes the changes in the redemption value immediately as they occur and adjust their respective carrying amounts to equal the redemption value at the end of each reporting period. The fair market value of the Series B, Series B-1 and Series C Preferred Shares was greater than their original purchase price as of December 31, 2012 and 2013. As a result, the Company recorded accretion to the redemption value immediately and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges were recorded by increasing accumulated deficit.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

18.	Convertible and redeemable preferred shares (Continued)

Movements

The following table sets forth the changes of Series A, Series A-1, Series B, Series B-1 and Series C Preferred Shares for years ended December 31, 2012, 2013 and 2014:

Series A Preferred Shares	For the year ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Beginning balance	—	6,540	3,270
Issuance	6,000	—	—
Deemed dividend	540	—	—
Repurchased by the Company	—	(3,270)	—
Conversion into ordinary shares (b)	—	—	(3,270)

Ending balance	6,540	3,270	—

Series A-1 Preferred Shares	For the year ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Beginning balance	—	—	51,452
Issuance	—	51,452	—
Conversion into ordinary shares (b)	—	—	(51,452)

Ending balance	—	51,452	—

Series B Preferred Shares	For the year ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Beginning balance		54,238	159,757
Accretion to redemption value	—	108,776	414,272
Conversion into ordinary shares (b)	—	—	(578,156)
Exchange difference	—	(3,257)	4,127

Ending balance	—	159,757	—

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

18.	Convertible and redeemable preferred shares (Continued)

Series B-1 Preferred Shares	For the year ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Beginning balance	—	—	71,962
Issuance	—	24,648	—
Transfer from preferred share warrant liability	—	5,232	—
Accretion to redemption value	—	43,042	183,155
Conversion into ordinary shares (b)	—	—	(256,958)
Exchange difference	—	(960)	1,841

Ending balance	—	71,962	—

Series C Preferred Shares	For the year ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Beginning balance	—	—	184,223
Issuance	—	82,898	—
Less: issuance costs (Note (a))	—	(6,961)	—
Accretion to redemption value	—	110,964	457,463
Conversion into ordinary shares (b)	—	—	(646,340)
Exchange difference	—	(2,678)	4,654

Ending balance	—	184,223	—

Note (a):

The Company issued the Series A-1 and Series C Preferred Shares on the same date, and all the proceeds from issuance of Series A-1 Preferred Shares were used by the Company to repurchase 50% of the Series A Preferred Shares, all Li Meiping Ordinary shares, and certain ordinary shares held by Mr. Chen at the same issuance price of Series A-1 Preferred Shares, therefore, the Company considered that it is more appropriate to allocate all the issuance cost to Series C Preferred Shares as the issuance of Series A-1 Preferred Shares and repurchase of Series A Preferred Shares, Li Meiping Ordinary shares and certain ordinary shares were in substance a shareholders’ transaction.

Note (b):

In August 2014, the Company completed its IPO. Accordingly, all outstanding preferred shares were converted into class A and class B ordinary shares. The carrying amount of preferred shares immediately prior to conversion was transferred to share capital and additional paid in capital.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

18.	Convertible and redeemable preferred shares (Continued)

The Company has used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted equity allocation method to determine the fair value of the Preferred Shares as of the date of issuance and at each of the reporting dates. Key assumptions are set as below:

	As of December 31,
	2013	2014

Risk-free interest rate	1.64%	—
Volatility	45.96%	—
Dividend yield	—	—
Discount rate	27.60%	—

The Company estimated the risk-free interest rate based on the yield of US Treasury Strips with a maturity life equal to period from the respective appraisal dates to expected liquidation date. Volatility was estimated at the dates of appraisal based on average of historical volatilities of the comparable companies in the same industry for a period from the respective appraisal dates to expected liquidation date. The Company has no history or expectation of paying dividend on the Preferred Shares. Discount rate was estimated by weighted average cost of capital as of each appraisal date. In addition to the assumptions adopted above, the Company’s projections of future performance were also factored into the determination of the fair value of Preferred Shares on each appraisal date.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

19.	Warrants

As mentioned in Note 18, in conjunction with the issuance of the Series B Preferred Shares, the Company also granted warrants (“Warrants – Series B-1”) to the investors of Series B. Preferred Shares holders to acquire 11,111,100 shares of Series B-1 Preferred Shares at an aggregate cash consideration of US$4,000,000. The Warrants – Series B-1 was exercisable at any time during the period commencing on the issuance of such warrants and expiring on the later of (i) twelve months after the issuance of such warrants Closing, or (ii) at the next round of the Company’s financing.

Warrants – Series B-1 were classified as liability in the consolidated balance sheet as of December 31, 2012 because Series B-1 Preferred Shares, as the settlement of Warrants – Series B-1, were redeemable. They are re-measured to fair value at each balance date. The Warrants – Series B-1 were exercised in July 2013.

The fair value of Warrants – Series B-1 on issuance date and the subsequent balance sheet was estimated on the basis of binomial option pricing model with the following assumptions:

	Insurance date	December 31, 2012	Exercise date

Fair value of Warrants – Series B-1
- US$’000	670	766	849
- RMB’000	4,243	4,815	5,232
Risk-free interest rate	0.27%	0.22%	0.09%
Volatility	51.62%	42.75%	41.37%
Dividend yield	—	—	—
Discount rate	28.9%	28.2%	27.6%

Movement of Warrants – Series B-1 for years ended December 31, 2012 and 2013 is as follow:

	For the year ended December 31,
	2012	2013
	RMB’000	RMB’000

Beginning balance	—	4,815
Issuance	4,243	—
Fair value change	564	514
Exercise	—	(5,232)
Exchange difference	8	(97)

Ending balance	4,815	—

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

20.	Share-based payments

(a) Share options of Shenzhen iDreamSky

Before the Reorganization, 2,030,000 share options were granted to the employees in June 2011 through individually signed share option agreements, respectively, to allow the employees to acquire equity interest in Shenzhen iDreamSky at a price of RMB1 for each share. The granted 2,030,000 share options represented 6.77% equity interest in Shenzhen iDreamSky on a fully diluted basis as its total number of shares (including those reserved for share option purpose) was assumed to be 30,000,000 shares.

The aforesaid Shenzhen iDreamSky share options will vest over a four year service period on a straight-line basis.

In April 2012, shortly after the establishment of the Company, the aforesaid Shenzhen iDreamSky share options were terminated and cancelled as agreed by Shenzhen iDreamSky and the relevant employees. In addition, the Company granted the share options of the Company to some of the aforesaid employees in July 2012. The cancelation of Shenzhen iDreamSky share options and the grant of new share options of the Company to the same employee was accounted for as modification of the original granted Shenzhen iDreamSky share options. There was no incremental value to the employee in the aforesaid modification, and therefore, no additional share-based compensation expense was recognized. For those employees who did not receive the new share options of the Company, the cancelation of Shenzhen iDreamSky share options resulted that the Group immediately recorded the remaining share-based compensation expense of RMB815,000 related to those share options.

(b) Share incentive plan of the Company

2012 Share Incentive Plan

On July 31, 2012, the board of directors of the Company formally approved a share incentive plan, which permits the grant of share options and restricted or unrestricted ordinary shares up to 7,500,000 shares, to any eligible persons, as determined by the board. The contractual life of each share option under this share incentive plan is 10 years. According to the board resolution as of July 4, 2013, the share limit of aforesaid share incentive plan changed from 7,500,000 shares to 10,247,250 shares.

In the event of the grant of share options, the exercise price of the option is not less than the greater of (1) the par value of the ordinary shares, (2) 100% of the fair market value of the ordinary shares on the date of grant, or (3)110% of the fair market value of the ordinary shares on the date of grant in the case of any person who owns shares possessing more than 10% of the total combined voting power of all classes of shares of the Company. To the extent required to satisfy applicable securities laws and certain events, share option (except share option granted to an officer, director, or consultant of the Company or any of its affiliates) shall vest and become exercisable at a rate of no less than 20% per year over five years after the date the share option is granted.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

20.	Share-based payments (Continued)

In the event of the grant of restricted shares, the purchase price is not less than the greater of (1) the par value of the ordinary shares, (2) 85% of the fair market value of the ordinary shares on the date of grant or at the time the purchase is consummated; or (3) 100% of the fair market value of the ordinary shares on the date of grant, or at the time the purchase is consummated, in the case of any person who owns shares possessing more than 10% of the total combined voting power of all classes of shares of the Company. To the extent required to satisfy applicable securities laws, the restrictions imposed on the ordinary shares (other than that granted to an officer, director, or consultant of the Company or any of its affiliates) shall lapse as to such shares at a rate of at least 20% of the shares per year over the five years after the date the restricted share is granted.

The Company has the right (but not the obligation) (“Call Right”) to repurchase in one or more transactions in connection with the grantee’s termination of employment by or services to the Group, and the relevant grantee shall be obligated to sell any of the shares acquired through the aforesaid share options or restricted shares at a repurchase price. The repurchase price means, (i) in the event of the repurchase of restricted shares, the lesser of (a) the price paid by the grantee to acquire such restricted shares or (b) the fair market value of such restricted shares determined as of the exercise date of the Call Right, or (ii) in the event of the repurchase of shares other than restricted shares, the fair market value of such shares determined as of the exercise date of the Call Right.

2014 Share Incentive Plan

The Company adopted a 2014 Share Incentive Plan in June 2014. The initial maximum number of ordinary shares that may be issued under the 2014 Share Incentive Plan is 15,169,920. Upon the completion of the offering, the maximum aggregate number of ordinary shares that may be issued under the 2014 Share Incentive Plan will be increased to 12% of the Company’s outstanding share capital (including any ordinary shares issued pursuant to any other-allotment options) on a fully diluted basis, minus 2,770,000.

(b)-1 Restricted shares

The following table summarizes the restricted shares granted by the Company in 2014:

Restricted shares granted to directors and employees	Vesting Period from grant date	Number of restricted shares	Weighted-average grant-date fair value
			(US$)

Outstanding, January 1, 2014		—	—
Granted on June 17, 2014 (Note(a))	2 to 48 months	12,200,080	3.3773
Granted on August 20, 2014	3 years	60,000	4.9650
Granted on October 1, 2014	4 years	660,000	4.0850
Granted on December 5, 2014	4 years	100,000	4.4925
Granted on December 9, 2014	4 years	6,000	4.1075
Forfeited		—	—
Outstanding, December 31, 2014		13,026,080	3.4294

Expected to vested at December 31, 2014		732,719	3.3773

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

20.	Share-based payments (Continued)

(a) Out of 12,200,080 restricted shares, 1,928,000 restricted shares have performance conditions. A plan administrator, who is designated by the Company, shall in its sole discretion determine and evaluate the performance of the grantees for purposes of the vesting of such Performance Shares. The evaluation criteria may be varied from time to time at the plan administrator’s absolute discretion. There were no performance conditions attached to the remaining 10,272,080 restricted shares.

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

For the years ended December 31, 2013, and 2014, the Company recorded share-based compensation relating to the restricted shares of nil and US$6,509,000 (equivalent to RMB39,682,000), respectively.

As of December 31, 2014, total unrecognized compensation expense relating to the restricted shares was US$37,825,000 (equivalent to RMB231,454,000). The expense is expected to be recognized over a weighted average period of 3.5 years.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

20.	Share-based payments (Continued)

(b)-2 Share options

In 2012, the Company granted 3,420,000 share options to its employees. The following table summarizes the movements of share options in 2012, 2013 and 2014:

Options granted to employees	Number of options	Weighted- average exercise price per share	Weighted- average grant date fair value per share of share option	Weighted- average grant date fair value per share	Weighted- average remaining contractual term	Aggregate intrinsic value
		(US$)	(US$)	(US$)	(years)	(US$)

Outstanding, January 1, 2012	—	—		—	—	—

Grant-as a replacement of Shenzhen iDreamSky share options (Note (i))	2,390,000	0.039	0.162	0.198

New grant (Note (ii))	830,000	0.048

Outstanding, December 31, 2012	3,220,000	0.040	0.162	0.198	8.69	879,800 (equivalent to RMB5,530,000)

Forfeiture	(450,000)	0.048

Outstanding, December 31, 2013	2,770,000	0.040	0.162	0.198	7.69	2,837,856 (equivalent to RMB17,302,000)

Forfeiture	(80,000)	0.048

Outstanding, December 31, 2014	2,690,000	0.040	0.162	0.198	6.69	11,378,700 (equivalent to RMB69,626,000)

Exercisable at December 31, 2014	2,307,500	0.040	0.162	0.198	6.69	9,760,725 (equivalent to RMB59,726,000)

Notes:

(i)	The vesting period of the share options granted is 4 years and the vesting schedules is 25% after 12 months from original grant date of Shenzhen iDreamSky share options, and the remaining 75% will vest in three equal instalments over the next three years.
(ii)	The vesting period of the share options granted is 4 years and the vesting schedules is 25% after 12 months from the grant date, and the remaining 75% will vest in three equal instalments over the next three years.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

20.	Share-based payments (Continued)

The aggregate intrinsic value is calculated as the difference between the exercise prices of share options and the fair value of the Company’s ordinary shares, for those share options that have an exercise price below the fair value of the Company’s ordinary shares. The grant date fair value of the Company’s share options to the Group’s employees was estimated using the binomial option pricing model with the following assumptions:

Grant date

Risk-free interest rate	1.57%
Volatility	58.97%
Dividend yield	—

For the years ended December 31, 2012, 2013 and 2014, total share-based compensation expenses recognized by the Group for the shares options granted were RMB1,415,000, RMB329,000 and RMB329,000, respectively.

(c) Share transfer

On April 11, 2014, Dream Data, which is wholly owned by Mr. Chen, executed an instrument to transfer 7,308,860 ordinary shares in the Company to DT01 Holding International Limited, a company jointly owned by Mr. Ko and Anfernee Song Guan without any consideration. The Company recognize share-based compensation expenses of RMB145.7 million (US$23.5 million) in 2014 in relation to this transfer.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

21.	Basic and diluted net loss per share

Basic and diluted net loss per share for the years ended December 31, 2012, 2013 and 2014 is calculated as follows:

	For the year ended December 31,
	2012	2013	2014

Numerator (RMB’000):

Net (loss)/income attributable to the ordinary shareholders of the Company	(9,291)	28,132	(16,875)
Accretion to convertible redeemable preferred shares redemption value	(22,870)	(262,782)	(1,054,890)
Deemed dividend to Series A preferred shareholders	(540)	(14,402)	—
Deemed dividend to Li Meiping Ordinary shares	(300)	(29,075)	—

Numerator of basic net loss per share - net (loss)/income attributable to ordinary shareholders of the Company	(33,001)	(278,127)	(1,071,765)
Dilutive effect of Preferred Shares	—	—	—

Numerator for diluted loss per share - net loss attributable to ordinary shareholders	(33,001)	(278,127)	(1,071,765)

Denominator (Thousand shares):
Denominator for basic and diluted net loss per share-weighted average number of shares outstanding	42,740	39,930	94,548

Basic net loss per share (RMB)	(0.77)	(6.97)	(11.34)

Diluted net loss per share (RMB)	(0.77)	(6.97)	(11.34)

The Company’s Preferred Shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the Preferred Shares, the Preferred Shares do not have a contractual obligation to share in the losses of the Company. Therefore no loss was allocated to the Preferred Shares in the computation of basic loss per share for the years ended December 31, 2012, 2013 and 2014.

The Preferred Shares, Li Meiping Ordinary shares, share options and warrants were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

21.	Basic and diluted net loss per share (Continued)

The following table summarizes information regarding the weighted average number of ordinary shares equivalents which were excluded from the computation of diluted net loss per ordinary share:

	For the year ended December 31,
	2012	2013	2014

Preferred shares-weighted average (thousands)	25,670	55,930	55,071
Share options-weighted average (thousands)	1,340	2,660	2,703
Warrants -weighted average (thousands)	7,410	5,560	—

22.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related party	Relationship with the Group
Mr. Chen	a shareholder and a director of the Company
Mr. Ko	a director of the Company
Mr. Anfernee Song Guan (“Mr. Guan”)	a director of the Company
Mr. Jun Zou (“Mr. Zou”)	Chief Financial Officer
Ultimate Lenovo Limited	a shareholder
Legend Star	a related party of a shareholder
Tianren Hudong	an equity investee
Beintoo China Co., Ltd. (“Beintoo China”)	an equity investee
Guangzhou Grape	an equity investee
Shenzhen Tencent Computer Systems Company Limited (“Shenzhen Tencent”)	a related party of a shareholder

As of December 31, 2013 and 2014, the amounts due from/(to) related parties were as follows:

	As of December 31,
	2013	2014
	RMB’000	RMB’000

Advance to Mr. Chen (Note i)	—	84
Advance to Mr. Ko (Note i)	56	470
Advance to Mr. Guan (Note i)	—	261
Advance to Mr. Zou (Note i)	—	307
Due from Tianren Hudong (Note ii)	—	1,390
Due from Beintoo China (Note ii)	—	1,105
Due from Tencent (Note iii)	—	12,660

	56	16,277

Due to Mr. Chen	(196)	—
Due to Guangzhou Grape (iv)	—	(6,000)
Due to Tianren Hudong (iv)	—	(4,000)
Due to Ultimate Lenovo Limited (v)	(8,683)	(8,706)

	(8,879)	(18,706)

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

22.	Related party transactions (Continued)

Note i: Amounts due from these directors and officers are relate to advances made to them for business purposes.

Note ii: Amounts due from Tianren Hudong and Beintoo China are related to the amounts paid on behalf of these entities.

Note iii: In January 2013, Shenzhen iDreamSky and Shenzhen Tencent entered into a mobile games channel promotion framework agreement, pursuant to which Shenzhen Tencent will provide to Shenzhen iDreamSky certain Android version of mobile games to be published on Shenzhen iDreamSky’s platforms in the PRC. Shenzhen Tencent and Shenzhen iDreamSky adopt a revenue sharing arrangement for the total revenue generated from publishing such mobile games on Shenzhen iDreamSky’s platforms. During the year ended December 31, 2014, the relevant revenue recorded by Shenzhen iDreamsky was RMB10,408,000.

In September 2013, Shenzhen iDreamSky also entered into a mobile license and distribution agreement with Shenzhen Tencent and Tencent Technology (Shenzhen) Company Limited (collectively referred to as “Tencent”), and Halfbrick Studios Pty. Ltd., (“Halfbrick”). Pursuant to the agreement Shenzhen iDreamSky and Halfbrick shall provide an exclusive mobile version of a game to Tencent for Tencent’s distribution and operation on its platforms. Tencent will share the gross billings generated by the game pursuant to the revenue sharing arrangement under the agreement with Shenzhen iDreamSky and Halfbrick. During the year 2014, the amount of gross revenue generated from the aforesaid arrangement was RMB9,738,000.

Note iv: Amounts due to Guangzhou Grape and Tianren Hudong are related to the unpaid investment cost.

Note v: Amounts due to Ultimate Lenovo Limited are related to the unpaid cost for repurchase of series A convertible redeemable preferred shares.

The other receivables/payables due from/to related parties are unsecured, interest-free and payable on demand.

23.	Commitments and Contingencies

(i)	Operating lease commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were RMB872,000 and RMB1,472,000 and RMB9,196,000 for the years ended December 31, 2012, 2013 and 2014 , respectively.

Total bandwidth lease expenses under all operating leases were RMB550,000 and RMB3,525,000 and RMB4,721,000 for the years ended December 31, 2012, 2013 and 2014, respectively

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

23.	Commitments and Contingencies (Continued)

As of December 31, 2014, future minimum payments under non-cancellable operating leases consist of the following:

	As of December 31, 2014
	Rental expenses	Bandwidth lease expenses
	RMB’000	RMB’000

2015	8,878	976
2016	9,738	—
2017	10,048	—
2018 and thereafter	6,093	—
	34,757	976

(ii)	Capital commitments

As of December 31, 2014, the Group did not have any capital commitments.

(iii)	Litigations

Save as disclosed in note 26, the Group is not a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results or operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2013 and 2014.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

24.	Restricted net assets

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

The reserved funds as disclosed in Note 2.30 can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include registered capital, paid-in capital and statutory reserve funds, as determined pursuant to the PRC GAAP, totaling approximately RMB56,789,000 as of December 31, 2014; therefore in accordance with Rules 4.08 (e) (3) of Regulation S-X, the condensed financial statements of the Company as of December 31, 2013 and 2014 and for the years ended December 31, 2013 and 2014 are disclosed in Note 25.

25.	Condensed financial statements of the Company

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and VIEs’ subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with the U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2014.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

25.	Condensed financial statements of the Company

Condensed balance sheets

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000
Assets
Current assets
Cash and cash equivalents	72,118	870,029	140,223
Amounts due from related parties	—	362	58
Amount due from subsidiaries and VIEs	84,597	109,723	17,684
Prepayments and other current assets	62	2,594	419
Total current assets	156,777	982,708	158,384
Non-current assets
Investment in subsidiaries and VIEs	16,308	161,924	26,097
Prepayments and other non-current assets	—	42,833	6,903
Available-for-sale securities	—	19,852	3,200
Intangible assets, net	—	14,992	2,416
Total non-current assets	16,308	239,601	38,616

Total assets	173,085	1,222,309	197,000

Liabilities and shareholders’ equity
Current liabilities
Accruals and other current liabilities	—	6,287	1,013
Amount due to subsidiaries and VIEs	8,969	8	1
Amount due to related parties	8,683	8,706	1,403
Total current liabilities	17,652	15,001	2,417

Total liabilities	17,652	15,001	2,417

Commitments and contingencies (Note (i))	—	—	—

Note:

(i)	As of December 31, 2014, the Company did not have any commitments and contingencies.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

25.	Condensed financial statements of the Company (Continued)

	As of December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000

Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0001 par value, 6,750,000 as of December 31, 2013; and none outstanding as of December 31, 2014)	3,270	—	—
Series A-1 convertible redeemable preferred shares (US$0.0001 par value, 19,717,880 as of December 31, 2013; and none outstanding as of December 31, 2014)	51,452	—	—
Series B convertible redeemable preferred shares (US$0.0001 par value, 25,000,000 as of December 31, 2013; and none outstanding as of December 31, 2014)	159,757	—	—
Series B-1 convertible redeemable preferred shares (US$0.0001 par value, 11,111,100 as of December 31, 2013; and none outstanding as of December 31, 2014)	71,962	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value, 27,948,320 as of December 31, 2013; and none outstanding as of December 31, 2014)	184,223	—	—

Total mezzanine equity	470,664	—	—

Shareholders’ (deficit)/equity
Ordinary shares (US$0.0001 par value; 409,472,700 and 500,000,000 shares authorized, 41,032,120 and 173,912,753 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	26	107	18
Other shareholders’ (deficit)/equity	(315,257)	1,207,201	194,565

Total shareholders’ (deficit)/equity	(315,231)	1,207,308	194,583

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	173,085	1,222,309	197,000

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

25.	Condensed financial statements of the Company (Continued)

Condensed statements of operations and comprehensive (loss)/income

	Year ended December 31,
	2012	2013	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000

Revenues	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses:
General and administrative expenses	—	(478)	(1,977)	(319)

Total operating expenses	—	(478)	(1,977)	(319)

Other (loss)/gain – net	(564)	(514)	6,417	1,034

Operating (loss)/income	(564)	(992)	4,440	715

Interest income	—	—	1,129	182
Foreign exchange gain and others	—	—	6,221	1,003
(Loss)/Income from subsidiaries and VIEs	(8,727)	29,124	(28,665)	(4,620)

Net (loss)/income	(9,291)	28,132	(16,875)	(2,720)

Accretion to convertible redeemable preferred shares redemption value	(22,870)	(262,782)	(1,054,890)	(170,017)
Deemed dividend to Series A preferred shareholders	(540)	(14,402)	—	—
Deemed dividend to Li Meiping Ordinary Shares	(300)	(29,075)	—	—

Net (loss)/income attributable to ordinary shareholders	(33,001)	(278,127)	(1,071,765)	(172,737)

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

25.	Condensed financial statements of the Company (Continued)

Condensed statement of cash flows

	Year ended December 31,
	2012	2013	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000

Net cash used in operating activities	(37,578)	(39,266)	(13,058)	(2,104)
Net cash (used in)/generated from investing activities	(5,695)	5,687	(77,676)	(12,519)
Net cash provided by financing activities	43,715	107,487	893,906	144,071

Net increase in cash and cash equivalents	442	73,908	803,172	129,448

Cash and cash equivalents at the beginning of year	—	441	72,118	11,623

Effect of exchange loss on cash and cash equivalents	(1)	(2,231)	(5,261)	(848)

Cash and cash equivalents at end of the year	441	72,118	870,029	140,223

During the years ended December 31, 2013 and 2014, there were no cash dividends paid by the subsidiaries and VIEs to the Company.

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and VIEs’ subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the subsidiaries and VIEs’ loss as “Equity in loss of subsidiaries and VIEs” on the Condensed Statements of Operations and Comprehensive (Loss)/Income.

26.	Subsequent events

(a)	On March 16, 2015, the board of directors of the Company approved a share repurchase program whereby the Company is authorized to repurchase its outstanding ADSs representing its ordinary shares with an aggregate value of up to US$20 million (equivalent to RMB123 million) over the next 12 months. As of the date of this report, the Company has repurchased a total of 112,400 ADSs at an average price of US$7.2234 per ADS.

(b)	Starting from April 2, 2015, the Company, along with certain of its officers and directors and underwriters of IPO, were named as a defendant in two putative securities class action lawsuits filed in the U.S. District Court for the Southern District of New York and one putative securities class action lawsuit filed in New York state court: Hung v. iDreamSky Technology Limited, et al., Civil Action No. 1:15-cv-02514 (S.D.N.Y.; filed on April 2, 2015); Griffith v. iDreamSky Technology Limited, et al., Civil Action No. 1:15-cv-02944 (S.D.N.Y.; filed on April 15, 2015); and Mansour v. iDreamSky Technology Limited, et al., No. 651340/2015 (Sup. Ct. N.Y. County; filed on April 22, 2015). The complaints in the above-mentioned putative securities class action lawsuits allege that various public statements made by the Company during the respective alleged class periods, including the Company’s registration statement and prospectus issued in connection with IPO, contained material misstatements and omissions in violation of the federal securities laws and artificially inflated the value of its ADSs. As the actions remain in their preliminary stages, the Company is currently not in a position to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits.