Form 20-F/A
period 2014-12-31
iDreamSky Technology Ltd
filed 2015-05-29
CIK 1600527

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No   ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2014, which was originally filed with the Securities and Exchange Commission on April 30, 2015 (the “2014 Form 20-F”), is being filed solely for purposes of filing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T and updating “Item 19. Exhibits” with the exhibits included in this Amendment No. 1.

This Amendment No. 1 speaks as of the initial filing date of the 2014 Form 20-F on April 30, 2015. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2014 Form 20-F, or reflect any event that has occurred after the 2014 Form 20-F was originally filed.

PART III

Item 19. EXHIBITS

Exhibit Number	Description of the Document
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

iDreamSky Technology Limited

By:	/s/ Michael Xiangyu Chen
Name: Michael Xiangyu Chen Title: Chairman and Chief Executive Officer

Date: May 29, 2015