Form 20-F
period 2015-12-31
iDreamSky Technology Ltd
filed 2016-04-29
CIK 1600527

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Kevin Junwen Lei, Chief Financial Officer

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

99,772,425 Class A ordinary shares and 81,446,120 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2015.

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

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

•	“we,” “us,” “our,” or “our company” refers to iDreamSky Technology Limited, its subsidiaries and affiliated entities;

•	“Beijing Chuangmeng” refers to Beijing Chuangmeng Wuxian Technology Co., Ltd.;

•	“Shenzhen iDreamSky” refers to Shenzhen iDreamSky Technology Co., Ltd.;

•	“Shenzhen Mengyu” refers to Shenzhen Mengyu Technology Co., Ltd.;

•	“ADSs” refer to our American depositary shares, each of which represents four Class A ordinary shares;

•	“ADRs” refer to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ARPPU” or “average revenue per paying user” refers to the average amount of the revenue that we generate from each of our paying users;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refer to our ordinary shares, including Class A and Class B ordinary shares, par value US$0.0001;

•	“US$,” “U.S. dollars,” or “dollars” refers to the legal currency of the United States;

•	“Casual games” are games that can be played in short time intervals, feature simple gameplay, do not have high data or bandwidth requirements and have relatively low barriers to payment;

•	“Daily active users,” or “DAUs,” refer to the number of unique accounts that interact with our SDK (as defined below) network on a particular day;

•	“Game download and activation” refers to a completed download and installation of our mobile game that successfully connects to our SDK network through log-in or registration by a user;

•	“Gross billings” refer to monetary value of all virtual items sold during a certain period;

•	“Midcore games” are games that are easy to learn and yet provide players with more complexity and greater challenges than casual games;

•	“Hardcore games” are games that provide players with the most complexity and the greatest challenges. They are typically versions of client-based massively multiplayer online games ported to mobile devices and are becoming more accessible and popular as smartphone technology and capabilities improve;

•	“Mobile users” refer to users of mobile devices, including phones, tablets and other mobile devices;

•	“Monthly active users,” or “MAUs,” refer to the number of unique accounts that interacted with our SDK network in a particular month. Average MAUs for a particular period is the average of the MAUs in each month during that period. An individual who has more than one unique account that interacted with our SDK network is counted as more than one active user;

•	“Monthly paying users,” or “MPUs,” refer to the number of unique accounts through which a payment was made in our mobile games in a particular month. Average MPUs for a particular period is the average of the MPUs in each month during that period. An individual who has more than one unique account through which a payment was made is counted as more than one paying user;

•	“Our games” refer to games that we publish through our game publishing platform;

•	“Proprietary distribution channels” refer to our in-game cross promotions, our self-operated iDreamSky Game Center, a mobile application for game services, and www.uu.cc, a website for mobile game information and downloads; and

•	“SDK” refers to a software development kit, or a set of software development tools that allows for the creation of application or functions for a software package or platform.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements as of and for the years ended December 31, 2013, 2014 and 2015.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.4778 to US$1.00, the noon buying rate in effect on December 31, 2015 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” On April 22, 2016, the noon buying rate was RMB6.5004 to US$1.00.

We completed an initial public offering of 8,855,000 ADSs on August 18, 2014. On August 7, 2014, we listed our ADSs on the NASDAQ Global Select Market under the symbol “DSKY.”

PART I

Item 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the year ended December 31, 2012 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements for the year ended December 31, 2012 and 2013, which are not included in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Game revenues	18,059	244,806	982,845	1,568,850	242,189
Other revenues	1,319	1,762	1,308	69,675	10,756

Total revenues	19,378	246,568	984,153	1,638,525	252,945
Cost of revenues	(14,593)	(155,898)	(580,954)	(1,031,908)	(159,299)

Gross profit	4,785	90,670	403,199	606,617	93,646
Operating expenses:
Research and development expenses	(7,501)	(14,214)	(63,678)	(100,620)	(15,533)
Sales and marketing expenses	(2,797)	(27,940)	(104,645)	(180,386)	(27,847)
General and administrative expenses	(4,713)	(14,780)	(236,788)	(199,986)	(30,873)

Total operating expenses	(15,011)	(56,934)	(405,111)	(480,992)	(74,253)
Other gains, net	946	106	8,855	3,508	542

Operating income/(loss)	(9,280)	33,842	6,943	129,133	19,935
Other income/(expenses), net	(43)	177	3,166	(17,883)	(2,761)

(Loss)/Income before income tax expense	(9,323)	34,019	10,109	111,250	17,174
Income tax expense	—	(6,174)	(26,810)	(65,362)	(10,090)

Net income/(loss)	(9,323)	27,845	(16,701)	45,888	7,084
Net loss/(income) attributable to non-controlling interest shareholders	32	287	(174)	997	154

Net income/(loss) attributable to iDreamSky Technology Limited	(9,291)	28,132	(16,875)	46,885	7,238

Accretion to convertible redeemable preferred shares redemption value	(22,870)	(262,782)	(1,054,890)	—	—

	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Deemed dividend to Series A convertible redeemable preferred shares	(540)	(14,402)	—	—	—
Deemed dividend to Li Meiping ordinary shares	(300)	(29,075)	—	—	—

Net (loss)/income attributable to ordinary shareholders	(33,001)	(278,127)	(1,071,765)	46,885	7,238

Net (loss)/income per ordinary share attributable to iDreamSky Technology Limited ordinary shareholders
- basic (RMB)	(0.77)	(6.97)	(11.34)	0.26	0.04
- diluted (RMB)	(0.77)	(6.97)	(11.34)	0.26	0.04
Net (loss)/income per ADS attributable to iDreamSky Technology Limited
- basic (RMB)	(3.08)	(27.88)	(45.36)	1.04	0.16
- diluted (RMB)	(3.08)	(27.88)	(45.36)	1.04	0.16
Weighted average number of ordinary shares used in per share calculation
- basic (thousands)	42,740	39,930	94,548	177,446	177,446
- diluted (thousands)	42,740	39,930	94,548	183,327	183,327

	As of December 31,
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	31,365	179,658	929,829	594,312	91,746
Short-term time deposits	—	—	4,000	—	—
Accounts receivable	5,052	76,900	204,541	348,494	53,798
Prepayments and other current assets	1,324	7,078	189,424	330,420	51,008
Total current assets	43,458	264,954	1,344,071	1,287,232	198,714
Property and equipment, net	2,207	8,684	15,901	16,917	2,612
Intangible assets, net	1,015	2,040	97,505	476,521	73,562
Total assets	46,895	278,638	1,550,386	2,050,005	316,466
Total liabilities	23,242	123,153	342,852	603,912	93,228
Total mezzanine equity	61,085	470,664	—	—	—
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized as of December 31, 2014 and 2015, 173,912,753 shares issued and outstanding as of December 31, 2014, 185,912,753 shares issued and 181, 218, 545 shares outstanding as of December 31, 2015, respectively)	27	26	107	112	17
Additional paid-in capital	—	—	2,460,677	2,565,182	395,997
Statutory reserves	—	2,701	5,237	5,237	808
Accumulated deficit	(37,664)	(322,619)	(1,248,020)	(1,201,135)	(185,423)
Accumulated other comprehensive income/(loss)	102	4,661	(10,693)	65,662	10,136
Total shareholders’ (deficit)/equity	(37,432)	(315,179)	1,207,534	1,446,093	223,238
Total liabilities, mezzanine equity and shareholders’ equity	46,895	278,638	1,550,386	2,050,005	316,466

Non-GAAP Financial Information

Adjusted Net (Loss)/Income and Adjusted EBITDA

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measures, adjusted net (loss)/income and adjusted EBITDA, which are adjusted from net (loss)/income to exclude (i) share-based compensation expenses, (ii) fair value change of preferred share warrant liability,(iii) Impairment loss on cost method investments and (iv) share of loss from equity investments, as applicable. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table below:

	For the Year Ended December 31,
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of Net (Loss)/ Income to Adjusted Net (Loss)/ Income and Adjusted EBITDA:
Net (loss)/income	(9,323)	27,845	(16,701)	45,888	7,084
Share-based compensation	1,415	329	185,750	103,839	16,030
Fair value change of preferred share warrant liability	564	514	—	—	—
Impairment loss on cost method investment	—	—	3,029	—	—
Share of loss from equity method investment	—	170	697	2,597	401

Adjusted net income	(7,344)	28,858	172,775	152,324	23,515

Depreciation of property and equipment	428	1,788	4,035	8,674	1,339
Amortization of intangible assets	1,151	1,990	6,071	69,075	10,663
Income tax expense	—	6,174	26,810	65,362	10,090
Interest income	(20)	(81)	(1,785)	(16,460)	(2,541)

Adjusted EBITDA	(5,785)	38,729	207,906	278,975	43,066

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

Exchange Rate Information

We conduct substantially all of our operations in China. All of our revenues, costs and expenses are denominated in Renminbi. Unless otherwise stated, for your convenience, translations from Renminbi to U.S. dollars contained in this annual report have been made at a rate of RMB6.4778 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 22, 2016, the noon buying rate was RMB6.5004 to US$1.00.

The following table sets forth information concerning the rates of exchange of U.S. dollar into RMB for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 22, 2016)	6.5004	6.4726	6.5004	6.4571

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant years. Monthly averages are calculated by using the average of the daily rates during the relevant months.

Source: Federal Reserve Board

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

If we fail to maintain and grow our user base or keep our users engaged through popular games, we will not be able to sustain our growth and our business may be materially and adversely affected.

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

A substantial majority of the games we publish are free to download and play, adopting an item-based revenue model, and in line with the industry norms, only a small percentage of users who play our games in any period are paying users. For example, 5.6% of our active users were paying users in the fourth quarter of 2015. As such, in order to sustain our revenue growth, we must effectively monetize our user base by converting active users to paying users and by encouraging paying users to spend more on our games. We invest in user data mining and analysis to better understand our users’ in-game consumption patterns. This allows us to create localized and culturally-adapted editions of overseas games and help refine domestic games, as well as design virtual items that are desirable to mobile users in China and to properly deploy and price them to enhance our monetization. Our users are willing to pay for premium functions and purchase virtual items in the games because of the perceived value of these functions or items, which is dependent on the benefits such services or items confer upon the users in the game. Spending in our games is discretionary and our users can be sensitive to the price, undermining our ability to convert active users to paying users. It is crucial to balance, on the one hand, the creation of sufficient in-game monetization opportunities, which enhances the profitability of our games, and, on the other hand, ensuring that users can enjoy our games even without paying for extra functions or items. To stimulate in-game spending, we need to constantly launch marketing and promotional activities to drive user interest. While free-to-play games help to maintain a sizable user base and the associated network effect, it may not be optimal in terms of user monetization. We must also provide easy, fast and safe payment solutions to our users to facilitate in-game purchasing so they are not discouraged or inconvenienced by online payment processing procedures. If we fail to effectively monetize our users, our business will suffer.

The consummation of the proposed going-private transaction is uncertain, and the process of consummating such transaction could disrupt our operation or distract our management’s attention, all of which could materially and adversely affect our business, results of operations and financial condition.

On December 31, 2015, we entered into an agreement and plan of merger, or the Merger Agreement, with respect to a going-private transaction, or the Transaction. For more details, see “Item 4. Information on the Company—A. History and Development of the Company—Proposed Going-Private Transaction.” The process of consummating the Transaction or any other significant strategic transaction involving our company could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition. For example, we have incurred, and will continue to incur, significant costs, expenses, and fees for professional services and other transaction costs in connection with the Transaction, which may not be recoverable even if the Transaction is not consummated.

Additionally, uncertainty about the result and effect of the Transaction may adversely impact our ability to attract, retain, and motivate current and prospective employees and key personnel, including our executive leadership. The announcement and pendency of the Transaction could also have an adverse effect on our relationship with business partners and other counterparties, who may terminate or change such relationships or relevant business agreements.

The Merger Agreement contains provisions that significantly restrict our business operation and financing activities. For example, the Merger Agreement restricts us, without the consent of the other signing parties, from making certain acquisitions and investments, from accessing the debt and capital markets, and from taking other specified actions until the proposed merger occurs or the merger agreement terminates. The restrictions may prevent us from pursuing otherwise attractive business opportunities and taking other actions with respect to our business that we may consider advantageous.

The Merger Agreement contains several closing conditions, including certain shareholder approvals and other covenants that may be difficult to perform, and confers certain termination rights to the counterparties. There can be no assurance that the Transaction will be approved by the shareholders or consummated on a timely basis, or at all. If the Transaction does not close or the Merger Agreement is terminated for any reason, holders of our ADSs will not receive the proposed transaction consideration and market price for our ADSs may decline. Additionally, our ongoing business operation could be adversely affected and our company would be subject to a number of risks, including, but not limited to, the following:

•	we could be required to pay a termination fee of $7.5 million if the Merger Agreement is terminated under certain circumstances;

•	we could have incurred substantial costs such as legal, financial advisor and printing fees for the Transaction without realizing its benefits, and could be required to pay certain additional costs for the other parties; and

•	our long-term business prospectus may be adversely affected because the negative perception associated with the failed transaction or because we could have lost significant business opportunities or failed to execute certain business strategies due to the restrictions in the Merger Agreement.

•	we may not be able to quickly re-position our company and find a strategic alternative to the Transaction.

Furthermore, we could be subject to potential lawsuits in connection with the proposed going-private transaction. We have already been named as a defendant in several putative securities class action lawsuits in connection with our initial public offering. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” All of the foregoing could materially adversely affect our business, results of operations and financial condition.

We face intense competition in the mobile game industry in China. If we fail to compete effectively, our user base and market share will be reduced quickly and significantly, which could materially and adversely affect our results of operations.

The mobile game industry in China is highly competitive. The industry is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, rapid adoption of technological and product advancements, as well as price sensitivity on the part of users. In China, we compete directly with domestic companies with integrated mobile game operation capabilities, such as Zhejiang Century Huatong Group Co. Ltd., Yodo1, Ltd., Zhongqinglongtu Network Co. Ltd., Chukong Holdings Limited and Kunlun.com. We also compete directly with overseas mobile game companies who may look to directly operate in the PRC market, such as GREE International, Inc., DeNA Co., Ltd., King Digital Entertainment plc and Electronic Arts Inc. China’s leading Internet and technology companies such as Tencent Holdings Limited and Qihoo 360 Technology Co. Ltd. are our competitors since they may capitalize on their significant financial and technical resources and their large user bases to develop and publish mobile games. In addition, we face competition from other entertainment formats and mobile applications and content, such as mobile music, mobile books and social network services.

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

In 2015, we generated approximately 41.0% of our total revenues from our five top-grossing games, as compared to that of 45.0% in 2014. . Our top games may have a finite life span and may fall out of favor from users. As a result, we try to maximize the life cycle of our popular games by developing, releasing and marketing new editions or updates that will continue to engage our users, or by promoting those games among potential users. Failing to extend the life of our top-grossing games will materially and adversely affect our revenue growth and financial results. We must also identify and launch new games that will gain widespread popularity and become revenue growth drivers. This requires our substantial investment in game selection, research and development, sales and marketing and game operations. It is difficult to consistently anticipate user preference on a large scale. While we continue to invest significant resources in the launch of new games, we cannot assure you that new games, game editions or updates will be popular among our users and become profitable.

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

However, we may not be able to maintain good and mutually beneficial commercial relationships with our game developer partners, including the developers of some of our most popular games, Imangi Studios, LLC, the developer of the Temple Run series, Kiloo A/S, who licenses Subway Surfers to us, and Halfbrick Studios Pty. Ltd., or Halfbrick, the developer of Fruit Ninja. Any failure on our part to properly and effectively localize, operate, market or monetize their games, safeguard their intellectual property, including the source code of their games, or perform our obligations under our agreements with them may cause substantial harm to our business relationships with the game developers. Because we are in the process of obtaining certain PRC regulatory approvals and licenses for our publishing business and games, we also may not be in strict compliance with the terms and conditions in some of our distribution agreements with game developers.

The term of our content distribution agreements with game developers is typically two to three years, renewable upon both parties’ consent. Our game developer partners may terminate our agreements prior to their expiration voluntarily or as a result of our non-compliance with the terms or conditions, or they may refuse to renew the agreements. Even if they are willing to renew the agreements, they may demand commercial terms, such as revenue-sharing ratios, that are less favorable to us than under our existing agreements. They may choose to partner with our competitors, allowing our competitors to enhance their game portfolio and better compete against us. They may also fail to perform their obligations under the content distribution agreements, such as delivering the source code of the games on a timely basis, which will cause delays in the game launch schedule on our platform. We have published games developed by the subsidiaries of one of our variable interest entities, or VIEs, since 2014. Because our game developer partners may view us as current or potential competitors, we cannot assure you that such in-house development capability will not affect our relationship with our game developer partners. Any loss or deterioration of our relationship with any of our game developer partners may result in a loss of revenues and materially and adversely affect our business and results of operations.

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

We distribute our games through China’s major mobile platforms, including major app stores and social networking platforms. The games will benefit from the strong brand recognition, large user base and the stickiness of these mobile platforms. If any of these mobile platforms lose their market positions or are no longer popular with users, our ability to reach more users will be limited. In addition, we would need to identify alternative channels for marketing, promoting and distributing our games, which would consume substantial resources and may not be effective.

We work with China’s three mobile carriers to distribute our games and we rely on them to collect the gross billings generated from our games. The loss of or a change in any of these significant carrier relationships could materially harm our business.

China’s three mobile carriers, China Mobile, China Unicom and China Telecom, distribute our games and process payments made in our games. In particular, we collected through them a majority of the gross billings generated from our games, after deducting their payment processing fees, and we expect to continue to rely on them for payment processing in our games going forward. The percentages of payment processing fees charged by mobile carriers are relatively higher than those charged by other third-party payment channels, such as Alipay, Weixin Payments, China UnionPay and Tenpay. Additionally, due to their dominant position in China’s telecommunications industry, we have limited ability to negotiate economic terms with them. Our relationships with and ability to negotiate the payment processing and distribution fee terms with these mobile carriers directly affects our costs and profitability.

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

We offer our users a variety of payment options, including direct billings through mobile carriers and other third-party online payment platforms, including the payment solutions offered by our distribution partners. Therefore, we rely on them to provide payment processing services to our users, which subject us to payment collection issues that are beyond our control, or even fraud and other illegal activities in connection with these various payment methods.

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

We and certain of our officers and directors were named as defendants in three putative securities class action lawsuits filed in the U.S. District Court for the Southern District of New York and one putative securities class action lawsuit filed in New York state court: Hung v. iDreamSky Technology Limited, et al., Civil Action No. 1:15-cv-02514 (S.D.N.Y.; filed on April 2, 2015); Griffith v. iDreamSky Technology Limited, et al., Civil Action No. 1:15-cv-02944 (S.D.N.Y.; filed on April 15, 2015); Jeremias v. iDreamSky Technology Limited, et al., Civil Action No. 1:15-cv-03484 (S.D.N.Y.) ( filed on May 5, 2015); and Mansour v. iDreamSky Technology Limited, et al., No. 651340/2015 (Sup. Ct. N.Y. County; filed on April 22, 2015). The complaints in the above-mentioned putative securities class action lawsuits allege that certain public statements made by our company during the respective alleged class periods, including our registration statement and prospectus issued in connection with our initial public offering, contained material misstatements and, and assert claims under the U.S. securities laws. On January 15, 2016, the court consolidated these actions in a single action in the U.S. District Court for the Southern District of New York, captioned In re iDreamSky Technology Limited Securities Litigation, Civil Action No. 1:15-cv-2514 (S.D.N.Y.) (JPO), and appointed a lead plaintiff and lead counsel. On March 25, 2016, lead plaintiff filed a consolidated amended class action complaint.

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

We adopted a share incentive plan in 2012, or the 2012 Plan, and a share incentive plan in 2014, or the 2014 Plan. As of the date of this annual report, options to purchase 240,000 Class A ordinary shares were outstanding under the 2012 Plan and the 2014 Plan. Further, in 2014 and 2015, we granted an aggregate of 13,026,080 and 4,833,450 restricted shares, respectively, to certain directors and employees at no consideration. The total fair value of these restricted shares would be recognized as share-based compensation expenses over the vesting period of 2 to 48 months. For each of the years ended December 31, 2013, 2014 and 2015, we recorded RMB0.3 million, RMB185.8 million and RMB103.8 million (US$16.0 million), respectively, in share-based compensation expenses. We will continue to grant shares, share options, restricted shares and other share-based compensation in the future in order to incentivize our directors, officers and other employees.

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

Breaches of security measures of our website, games and third-party payment systems and unintended disclosures of user and game data may materially and adversely affect our reputation and business.

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

Since the third quarter of 2014, we have launched games in overseas markets, including in Hong Kong, Macau and Taiwan markets. We have also made investments in the U.S. We plan to continue to expand our business internationally. We have little experience in overseas markets. It is costly to establish, develop and maintain international operations and promote our brand internationally. The expansion of our business into such geographic markets may not be profitable on a sustained basis for many reasons including, but not limited to:

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

Our internal control over financial reporting was considered ineffective as of December 31, 2015 and may continue to be ineffective in the future, and management’s report on internal control was not subject to attestation by the Company’s independent auditor, all of which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

We are required to assess the effectiveness of our internal controls over financial reporting on an annual basis and to include in our annual report on Form 20-F management’s report on that assessment. However, our independent registered public accounting firm was not required to attest to the effectiveness of our internal control over financial reporting since we were still qualified as an “emerging growth company” as of December 31, 2015 under the Securities Act of 1933.

Our management, including our chief executive officer and chief financial officers, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. Based on its assessment, our management concluded that, as of the end of our most recent fiscal year, December 31, 2015, our internal control over financial reporting was not effective. Our management identified two material weaknesses. The Public Company Accounting Oversight Board, or the PCAOB, has defined a material weakness as “a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.” The first material weakness identified by our management was our lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and Securities and Exchange Commission, or the SEC, reporting requirements to properly address complex U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. The second material weakness was our lack of effective control procedures, including the lack of a comprehensive accounting manual, to track, estimate and record the revenue that we share with our game developer partners and to assess the completeness and accuracy of the related accruals on the shared revenue and withheld taxes.

To address these material weaknesses, we have adopted and implemented remedial measures designed to enhance our internal control over financial reporting, including (i) providing additional training for our new and existing accounting personnel by expanding and enhancing their training program on U.S. GAAP financial statements preparation and financial reporting; and (ii) implementing and improving our accounting manual to enhance our ability to track, estimate and record the game revenue that we share with our game developer partners and to assess the completeness and accuracy of the related accruals on the shared revenue and withheld taxes. See “Item 15. Controls and Procedures.” These remedial measures and any future enhancements, however, may not be adequate to eliminate the material weaknesses or otherwise ensure that our internal controls are effective. Ineffective internal controls can result in errors or other problems in our financial statements. Even if material weaknesses identified do not cause our financial statements to be unreliable, if we continue to be unable to assert that our internal controls are effective, our investors could still lose confidence in the accuracy and completeness of our financial reports, which in turn could cause the price of our ADSs to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities. We will be unable to achieve acceptable internal controls with only one officer and director. In the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with their audit of our financial statements, and in the event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we would receive a qualified or an adverse audit opinion on those financial statements, which could also adversely affect the market price of our ADSs and our ability to secure additional financing as needed.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantiated operations within the Peoples’ Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on certain PRC-based accounting firms in administrative proceedings brought by the SEC, we could be unable to file future financial statements on a timely basis in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against certain PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, an initial administrative law decision was issued, sanctioning these accounting firms and suspending them from practicing before the SEC for a period of six months. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this sanction. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Exchange Act, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from the NASDAQ Global Select Market or deregistration from the SEC, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

Risks Related to Our Corporate Structure

We conduct certain aspects of our businesses in China through our VIEs by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.

We conduct the operation of our domestic business through Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng, or our VIEs, and their subsidiaries. We receive substantially all of the economic benefits of our VIEs as their primary beneficiary through contractual arrangements with them and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs.”

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

We are subject to relevant PRC regulations on operators of online games. On September 28, 2009, the PRC General Administration of Press and Publication, or the GAPP, which was consolidated with the State Administration of Radio, Film and Television and currently known as the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Circular on Implementation of the Regulation on the Three Provisions of the State Council and the Relevant Interpretations and Further Strengthening of the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice provides, among other things, that foreign investors are not permitted to invest in online game operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect ways, such as establishing other joint venture companies, entering into contractual arrangements with or providing technical support for such operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online gaming platforms that are ultimately controlled or owned by foreign investors. We are not aware of any online game companies adopting the same or similar contractual arrangements as ours having been penalized or ordered to be terminated since the GAPP Notice first became effective. Due to the ambiguity among various regulations on online games and a lack of interpretative materials from the relevant PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be foreign investment in online game operation businesses. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operation by PRC authorities claiming that the contractual arrangements constitute control over, or participation in the operation of, online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. If our contractual arrangements were deemed to be such an “indirect means” or “disguised form” under the GAPP Notice, our contractual arrangements may be challenged by the SAPPRFT. If we, our PRC subsidiaries or VIEs are found to be in violation of the GAPP Notice to operate our mobile games, the SAPPRFT, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases where relevant licenses and registrations would be suspended or revoked.

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

Under PRC laws and regulations, an arrangement or transaction among related parties may be subject to audit or challenge by the PRC tax authorities. If this occurs, the PRC tax authorities could request that our VIEs adjust their taxable income in the form of a transfer pricing adjustment for PRC tax purposes if contractual arrangements among related parties do not represent arm’s length prices. Such a pricing adjustment could adversely affect us by reducing, for PRC tax purposes, expense deductions recorded by our VIEs, which could in turn increase their tax liabilities and expenses. In addition, any of our VIEs may be subject to late payment fees and other penalties for underpayment of taxes. As a result, our contractual arrangements with our VIEs may result in adverse tax consequences to us. If our VIEs generate net income from transactions with our PRC subsidiaries under the contractual arrangements in the future and the PRC tax authorities decide to make transfer pricing adjustments on their net income, our consolidated net income may be adversely affected. In addition, the PRC tax authorities may impose interest on late payments on our VIEs for the adjusted but unpaid taxes.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—We conduct certain aspects of our businesses in China through our VIEs by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.” and “Item 4. Information on the Company—C. Organizational Structure.” Under the draft Foreign Investment Law, if a VIE is ultimate controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment. Accordingly, for the companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC individual, or PRC government and its branches or agencies). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as foreign invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

It is uncertain whether we would be considered as ultimately controlled by Chinese persons or not. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese persons. Moreover, it is uncertain whether the value-added telecommunication services and game operating services, which our VIEs provide, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

In addition to the MOC’s content review and record filing procedures, the GAPP Notice provides that the SAPPRFT, formerly known as the GAPP, is the governmental department with the authority to examine and approve online games. Under the GAPP Notice, each online game is required to be approved by the SAPPRFT prior to the commencement of its publication in China. On February 4, 2016, SAPPRFT and MIIT jointly issued the Administrative Provisions on Internet Publishing Services, or the Internet Publishing Regulations, which came into effect on March 10, 2016 and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulations also stipulate that online game is a type of internet publication, and an online game shall be approved by the SAPPRFT before publication. Although we did not apply for approval from the SAPPRFT prior to the launch of our mobiles games, we obtained approval for some of our games from the SAPPRFT in the second half of 2014 and in 2015, and are in the process of applying to the SAPPRFT for the approval of some of the remaining games that we operate. We may not be able to obtain the SAPPRFT’s approval of such games in the near future or at all. In addition, the SAPPRFT may find that our publishing of the games without its pre-approval violates the GAPP Notice and the Internet Publishing Regulations, and may impose penalties on us, such as ordering us to rectify the situation, confiscating illegal income generated from such games, imposing fines on us, and/or restricting or suspending our operation of such games or our online game business as a whole, including terminating our Internet services and shutting down our websites. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

The GAPP Notice and the Internet Publishing Regulations also require that each online game operator, including mobile game operator, must obtain an Internet Publishing License in order to provide online game services. Two of our VIEs and one of the subsidiaries of our VIEs have mobile game operations and have not obtained the Internet Publishing License, and are preparing to apply for the license from the SAPPRFT. However, we cannot assure you that we will obtain the Internet Publishing License in the near future or at all. If we are found to be operating online game businesses without the Internet Publishing License, the SAPPRFT may notify the relevant local telecommunications authorities to revoke our VATS License and notify the relevant local branch of the SAIC to amend or revoke our business license. In addition, the SAPPRFT may, among other things, levy fines on us of up to five to ten times of the turnover generated from our game operations during the non-compliance period, confiscate income generated from our game operations during the non-compliance period and require us to discontinue our mobile game publishing business. If the SAPPRFT brings such actions or imposes penalties against us, our business will be materially and adversely affected.

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

We may rely on dividends and other distributions from our PRC subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiary to make payments to us could materially and adversely affect our ability to conduct our business.

As an offshore holding company, we may rely principally on dividends from our PRC subsidiaries for our cash requirements, dividends payments and other distributions to our shareholders, and to service any debt that we may incur and pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, PRC regulations permit our subsidiary to pay dividends only out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries is required each year to set aside at least 10% of its annual after-tax profits (as determined under PRC accounting standards) into its statutory reserve fund until the aggregate amount of that reserve reaches 50% of such entity’s registered capital. These reserves are not distributable as cash dividends.

If our PRC subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends and otherwise fund and conduct our business.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any offering to make loans or capital contributions to our PRC operating subsidiary, which could materially and adversely affect our liquidity and ability to fund and expand our business.

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholder’s loans or capital contributions upon completion of an offering. Any loans to our PRC subsidiaries, which is a foreign-invested enterprise, cannot exceed statutory limits based on the amount of our investments in such subsidiary, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be approved by the MOFCOM or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which took effect and replaced the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular No. 142 and the Circular on Relevant Issues Concerning the Pilot Reform of the Administration of the Conversion of Foreign Equity Capital of Foreign-Invested Enterprises in Certain Areas or SAFE Circular No. 36 from June 1, 2015. SAFE Circular No.19 expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide and removes certain restrictions previously imposed on foreign-invested enterprises under SAFE Circular No. 142. Although under SAFE Circular No. 19, foreign-invested enterprises are allowed to freely convert their capital from foreign currencies into Renminbi and use the converted Renminbi for equity investments in the PRC, other restrictions on the foreign-invested enterprises’ use of the converted Renmibi under SAFE Circular No. 142 will continue to apply, such as restrictions on use of converted Renminbi for purposes beyond the business scope or for advancing Renminbi entrusted loans. The applicable foreign exchange circulars and rules may significantly limit our ability to use Renminbi converted from net proceeds from an offering to fund the establishment of new PRC subsidiaries, to invest in or acquire any other PRC companies, to provide additional funding to our consolidated affiliated entities or to establish new consolidated affiliated entities in the PRC, PRC subsidiaries which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010, although there have been periods when the U.S. dollar appreciated against the Renminbi. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. It remains difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further fluctuation in the value of the RMB against the U.S. dollar.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly owned PRC subsidiaries in China, Chuangmeng Wuxian, to fund any cash and financing requirements we may have. See “Item 4. Information on the Company—C. Organizational Structure.”

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, Chuangmeng Wuxian may pay dividends in a foreign currency to us without pre-approval from SAFE. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. With the prior approval from SAFE, cash generated from the operations of our PRC subsidiaries may be used to pay off debt owed to entities outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Uncertainties and changes in the PRC legal system could materially and adversely affect our business.

We conduct our business primarily through our PRC subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

The approval of the CSRC may have been required in connection with the listing and trading of our ADSs on the NASDAQ Global Select Market.

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

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in their ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. On February 13, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular No. 13, which took effect on June 1, 2015. According to SAFE Circular No. 13, the procedures of foreign exchange registration and amendment to such registration under SAFE Circular No. 37 are simplified, and PRC residents shall register their direct establishment or indirect control of a SPV and any amendment to such registration with local banks instead of local SAFE branches.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. We have requested PRC residents who we know currently hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37, SAFE Circular No. 13 and other related rules. To the best of our knowledge, certain of our shareholders who are PRC residents are still preparing to file with local banks for SAFE registration and/or amendment in connection with their overseas investment and shareholding in our company according to SAFE Circular No. 37 and SAFE Circular No. 13. However, in practice, different local banks may have different procedures on the application and implementation of SAFE regulations, and since SAFE Circular No. 37 and SAFE Circular No. 13 were recently issued, there remains uncertainty with respect to its implementation. Therefore, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or preventing us from paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

In accordance with SAFE Circular No. 7, all PRC residents who participate in share incentive plans of an overseas publicly-listed company are required, through the PRC subsidiaries of the overseas publicly-listed company, to jointly entrust a PRC agent to handle foreign exchange registration with SAFE or its local office and complete procedures relating to the share incentive schemes such as opening accounts and capital transfers. PRC residents include PRC nationals or foreign citizens having been consecutively residing in PRC for not less than one year, acting as directors, supervisors, senior management personnel or other employees of PRC companies affiliated with such offshore listed company. A PRC agent can be one of the PRC subsidiaries of the offshore listed company participating in the share incentive scheme or another PRC institution qualified for asset trusteeship s as designated by the PRC subsidiaries and in accordance with PRC laws. The foreign exchange proceeds received by the PRC residents from sale of shares under share incentive plans granted by offshore listed companies must be remitted to bank accounts in China opened by the PRC agents. Further, a Notice Concerning Individual Income Tax on Earnings from Employee Stock Options, jointly issued by the Ministry of Finance and the State Administration of Taxation, or the SAT, provides that domestic companies that implement employee share option programs must file the employee share option plans and other relevant documents with local tax authorities having jurisdiction over the companies before implementing such plans, and must file share option exercise notices and other relevant documents with local tax authorities before their employees exercise any share options.

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

Although Circular No. 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular No. 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. As a result, we cannot assure you that the SAT will not implement Circular No. 82 or amend the rules in the future to the effect that such rules will apply to us or our overseas subsidiary. Therefore, although we currently take the position that we and our overseas subsidiary are not PRC resident enterprises, there is no assurance that we or our overseas subsidiary will not be so treated. The SAT issued the Administrative Measures on Enterprise Income Tax of Foreign-Incorporated Chinese-Controlled Resident Enterprises (Trial) on July 27, 2011, which took effect from September 1, 2011. According to these measures, in the event that the PRC authorities subsequently determine that we should be treated as a resident enterprise and decide to issue the Resident Enterprise Recognition Letter for Foreign-Incorporated Chinese-Controlled Enterprises to us, we may be required to handle all tax matters according to the rules governing PRC resident enterprises for the enterprise income tax purpose from the year when such letter is issued to us. If the competent PRC tax authorities determine that our legal entities organized outside of the PRC constitute PRC resident enterprises, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Dividends paid to us from our PRC subsidiaries would qualify as “tax-exempted income.”

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

Our PRC subsidiaries are incorporated in the PRC and is governed by applicable PRC income tax laws and regulations. The New EIT Law and its implementing rules, both of which came into effect on January 1, 2008, impose a statutory rate of 25% on PRC enterprises. However, the New EIT Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the New EIT Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. Under the New EIT Law, its implementation regulations and other relevant rules, newly established software enterprises such as Shenzhen iDreamSky may be entitled to a two-year exemption followed by a three-year 50% enterprise income tax rate reduction from its first profit-making year. Shenzhen iDreamSky qualifies as a newly established software enterprise and is entitled to such preferential tax treatments with the relevant PRC tax authority. Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. While the PRC enterprise income tax is generally imposed based on actual taxable income, some of our subsidiaries pay enterprise income tax based on a deemed profit calculation. We cannot assure you that the local tax authorities will not, in the future, change their position and discontinue any of our current tax treatments, potentially with retroactive effect. The discontinuation of any of our current tax treatments could materially increase our tax obligations and adversely impact our net income.

The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiary and we may not be able to obtain certain treaty benefits under the relevant tax treaty.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business through our PRC subsidiaries and we derive all of our income from it. Under the New EIT Law and its implementation rules, dividends generated after January 1, 2008 payable by a foreign-invested enterprise in the PRC to its shareholders that are “non-resident enterprises” are subject to a 10% withholding tax, unless such shareholders’ jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential arrangement.

Pursuant to the Notice of the SAT on Issuing the Table of Tax Rates on Dividends in Treatises, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, such withholding tax may be lowered to 5% if the PRC enterprise is at least 25% directly held by a Hong Kong enterprise. In October 2009, the SAT further issued the Notice on How to Understand and Determine the “Beneficial Owners” in Tax Treaties, or Circular No. 601. According to Circular No. 601, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners,” who are generally individuals, companies or other organizations which are normally engaged in substantive operations, may not be approved to enjoy tax treaty benefits. These rules also set forth certain criteria for determining whether, for treaty purposes, a person is a “beneficial owner.” Specifically, they expressly exclude a “conduit company” from qualifying as a “beneficial owner” if it is established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in substantive operations such as manufacturing, sales or management. As a result, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a reduced withholding tax at a rate of 5% only if our Hong Kong subsidiary is determined to be a Hong Kong tax resident and is considered to be a “beneficial owner” that is generally engaged in substantive business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Otherwise, we may not be able to enjoy the preferential withholding tax rate of 5% under the tax arrangement and may therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

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

Additionally, PRC companies are subject to various laws and regulations regarding social insurance and housing funds, under which our PRC subsidiaries and affiliates are required to pay employees’ pension contributions, housing funds, medical insurance premiums and other welfare-oriented payments. Shenzhen iDreamSky, Shenzhen Mengyu and one of their subsidiaries have not fully contributed social insurance premiums and housing funds for their employees in strict compliance with applicable PRC laws. As such, they may be ordered to compensate the cumulative amount of the under-contributed social insurance premiums and housing fund contributions and be subject to administrative penalties, including fines. In the event that we fail to comply with the social insurance and housing funds contribution requirements, we may be subject to administrative penalties, and our business and reputation may be adversely affected.

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

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NASDAQ Global Select Market on August 7, 2014, the trading price of our ADSs has ranged from US$6.64 to US$25.95 per ADS, and the last reported trading price on April 28, 2016 was US$13.87 per ADS. The market price of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	changes in the general environment and the outlook of the mobile game industry and the broader telecommunications and Internet industries;

•	regulatory developments in the mobile game industry and the broader telecommunications and Internet industries;

•	actual or anticipated fluctuations in our quarterly or annual results of operations;

•	changes in financial estimates by securities research analysts or the failure by securities research analysts to cover our ADSs after the listing;

•	negative market studies or reports;

•	the announcement of our proposed merger, and news regarding the development of the proposed merger, such as completion of the merger or termination of the Merger Agreement;

•	changes in performance and valuation of our peer or comparable companies;

•	announcements by us or our competitors of new products, services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	changes in our senior management;

•	sales or anticipated sales of additional ordinary shares or ADSs; and

•	fluctuations in the exchange rate between the Renminbi and the U.S. dollar.

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

Additional sales of our Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2015, we had 181,218,545 ordinary shares outstanding, including 99,772,425 Class A ordinary shares and 81,446,120 Class B ordinary shares. All ADSs are freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rule 144 under the Securities Act.

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

Due to the disparate voting powers attached to these two classes of shares, as of April 18, 2016, our existing holders of Class B ordinary shares collectively owned approximately 89.1% of the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, Michael Xiangyu Chen, our co-founder, chairman and chief executive officer, owned approximately 31.6% of the voting power of our outstanding shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, press releases relating to material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance listing standards. However, NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards. We follow our home country practices and rely on certain exemptions provided by the Nasdaq Global Select Market Rules to a foreign private issuer. For more details, see “Item 16G. Corporate Governance.” As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur a significantly higher level of legal, accounting and other expenses than we did as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Global Select Market, require changes in the corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We expect these and other rules and regulations applicable to public companies to increase our legal and financial compliance costs and will make certain corporate activities more time-consuming and costly, but we cannot predict or estimate the additional costs or the timing of initial additional costs we may incur.

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we are treating our VIEs as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to substantially all of the economic benefits associated with these entities, and as a result, we consolidate these entities’ operating results in our consolidated GAAP financial statements. If it were determined, however, that we are not the owner of any of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we likely would be treated as a PFIC for the taxable year ending on December 31, 2015 and any subsequent taxable year.

Assuming that we are the owner of our VIEs and their subsidiaries for United States federal income tax purposes, based on the market value of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending December 31, 2015, and we do not expect to be a PFIC for our current taxable year ending December 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service, or the IRS, will not take a contrary position.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations, including regulations relating to royalty income and income from intangible assets, as well as certain IRS guidance relating to the classification of assets as producing active or passive income and certain IRS guidance relating to the distinction between services income and royalties for United States federal income tax purposes. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the taxable year ending December 31, 2015, or we may become a PFIC for the current or one or more future taxable years.

Changes in the composition of our income and assets or value of our assets may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we are or will become a PFIC for any taxable year may depend, in part, upon the value of our goodwill and other intangibles not reflected on our balance sheet (which may be determined based upon the market value of our ADSs or ordinary shares from time to time, which may be volatile) and may also be affected by how, and how quickly, we spend our liquid assets and the cash raised in offerings. Among other matters, if our market capitalization were to decrease below our current market capitalization, we may be or become a PFIC for the current or future taxable years because our cash and other passive assets would then comprise a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other intangibles, which may result in our company being classified as a PFIC for the taxable year ending December 31, 2015, or becoming classified as a PFIC for the current or one or more future taxable years.

See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” Each United States Holder is urged to consult with its tax advisors regarding the impact of the PFIC rules on an investment in our ADSs or ordinary shares.

Item 4	INFORMATION ON THE COMPANY

A.	History and Development of the Company

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

Proposed Going-Private Transaction

On June 13, 2015, our board of directors received a preliminary non-binding proposal from Michael Xiangyu Chen, or Mr. Chen, our co-founder, chairman and chief executive officer, to acquire all of the outstanding Class A and Class B ordinary shares of our company not already owned by him or his affiliates in the Transaction for $3.50 in cash per Class A or Class B ordinary share, or $14.00 in cash per ADS.

A special committee of our board of directors, consisting of two independent directors, was formed and proceeded to consider the Transaction and to negotiate with the consortium led by Mr. Chen, while considering other strategic options available to us, with the aid of Duff & Phelps, LLC as its financial adviser and Shearman & Sterling LLP as its U.S. legal counsel.

On December 31, 2015, we entered into the Merger Agreement, with Dream Investment Holdings Limited, or Dream Investment, and Dream Merger Sub Limited, or Merger Sub, a wholly-owned subsidiary of Dream Investment. Pursuant to the Merger Agreement, a consortium of management and investors led by Mr. Chen, and Anfernee Song Guan, our co-founder, director and chief technology officer, certain rollover securityholders and new investors, including, among others, V Capital, Prometheus Capital, Legend Capital, We Capital, Star VC or their affiliated entities. Pursuant to the Merger Agreement, the consortium will acquire all outstanding shares of our company not already owned by members of the consortium for a cash consideration equal to US$3.50 per Class A and Class B ordinary share or US$14.00 per ADS.

The Transaction is subject to customary closing conditions including approval by our shareholders and currently expected to close during the second quarter of 2016. If completed, the Transaction will result in us becoming a privately-held company and our ADSs will no longer be listed on the NASDAQ Global Select Market. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The consummation of the proposed going-private transaction is uncertain, and the process of consummating such transaction could disrupt our operation or distract our management’s attention, all of which could materially and adversely affect our business, results of operations and financial condition.” For more details and current status of the Transaction, see our latest Schedule 13E-3 filed with the SEC.

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

Overview

We are the largest independent mobile game publishing platform in China based on the number of active users in 2015, with a market share of 28.2%, according to Analysys International. In 2015, we had average MAUs of 111.8 million, compared to average MAUs of 106.7 million in 2014. Our mission is to deliver fun and engaging mobile games and entertainment to mobile users, thereby enriching their mobile lifestyle.

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

In addition to our proprietary distribution channels, we also distribute our games by partnering with major app stores, mobile social network apps and mobile browsers in China, such as YingYongBao, Tencent’s app store, Weixin, Qihoo 360 Mobile, UC App Store and Baidu App Store, mobile device makers and retailers such as Xiaomi, OPPO, Lenovo and Huawei, mobile carriers and mobile advertising agents. We believe this third-party distribution network allows us to reach substantially all of the Android- and iOS-based mobile Internet population in China. We also partner with almost all major payment service providers in China, including all three mobile carriers and major third-party payment service providers such as Alipay, Weixin Payments, Tenpay, China UnionPay and Yeepay. Our high-quality game portfolio and large user base incentivize our distribution and payment partners to work with us. This helps us provide easy access to our games and convenient payment solutions to our users, as well as seamless game publishing and monetization to our game developer partners.

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

As of December 31, 2015, we operated 35 casual games and 20 mid- and hardcore games. Our games span a number of genres and attract a demographically diverse community. A substantial majority of our games are free to play, and we generate revenue from the sale of in-game virtual items. We believe that the free-to-play model is effective in user acquisition and that virtual goods merchandizing is crucial to user monetization.

•	Casual games. We collaborate with international and domestic game developers to redesign and operate popular casual games in diverse genres that are fun and easy to play. Our popular casual games in operation as of December 31, 2015 included Toy Blast, a puzzle game which we launched in December 2015, Super Robot King, a role-playing game which we launched in September 2015, Monument Valley, a mobile puzzle game which we launched in May 2015, Three Kingdoms of Fruits, a role-playing game which we launched in April 2014, Subway Surfers, an endless running game which we launched in September 2013, Temple Run series, an endless running game which we launched in February 2013, and Fruit Ninja, a reflex game which we launched in September 2011. We also have racing, shooting and other genres of games.

•	Mid- and hardcore games. We license and operate mid- and hardcore mobile games developed by leading domestic and international mobile game studios, most of which are massively multiplayer online role-playing games or MMORPGs, turn-based role-playing games, action role-playing games, strategy games and action fighting games with themes focusing on myths, fantasy and history. Users typically enjoy a more immersive experience in these games than they do in casual games and tend to play the games for a longer period of time on average every day, return more frequently and spend more money on in-game purchases, resulting in higher ARPPU. Our popular mid- and hardcore games in operation as of December 31, 2015 included Changing Universe, a 3D MMORPG which we launched in July 2015, Fire over Sky, a role-playing game which we launched in August 2014, and Three Swordsmen, a role-playing game which we launched in February 2014.

License and acquisition arrangements

We enter into content distribution agreements or joint operation agreements with game developers for each of our game licenses.

•	Content distribution agreements with overseas game developers. We enter into content distribution agreements with overseas game developers under which the developers of internationally popular casual games grant us the right to distribute their games in China, and, in some cases, in Hong Kong, Macau and Taiwan, as well as certain Southeast Asia countries. Most of our distribution agreements are on an exclusive basis in the territory with respect to Android- or iOS-based mobile devices, or both, ranging from a term of one to three years, renewable upon both parties’ consent. Some of these agreements extend to Windows system based devices. Typically, other than the revenue sharing as discussed below, we pay the game developers either a royalty or a recoupable minimum guarantee, or both, in installments at different stages pursuant to the relevant contracts.

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

•	Content distribution agreement with domestic game developers. We also enter into content distribution agreements with domestic game developers of casual games and mid- and hardcore games, under which the game developers grant us the right to publish, market, operate and monetize their games in China. The agreements are typically on an exclusive basis, with a term of one to three years, renewable upon both parties’ consent. Typically, other than the revenue sharing arrangement discussed below, we pay the game developers either a licensing fee or a recoupable advance revenue share, or both, in installments at different stages pursuant to the relevant contracts.

We and our game developer partners typically adopt revenue sharing arrangements, pursuant to which our game developer partners generally receive 15% to 30% of the gross billings. Our channel partners generally receive 40% to 70% of the gross billings, pursuant to our agreements with them.

•	Joint operation agreement with game developers. We enter into joint operation agreements with a small number of domestic game developers under which we publish, market, operate and monetize games developed by these game developers. The agreements are typically on a non-exclusive basis, with a term of one to three years, renewable upon both parties’ consent. In 2015, gross billings generated from these agreements was insignificant.

We negotiate revenue sharing arrangements with our game developer partners based on various factors, such as our market position and track record, the track record of the game developer, the nature and the revenue generation history or our evaluation of the potential of the specific game, and the parties’ prior relationships.

In addition to the above, we also publish games developed by the subsidiaries of one of our VIEs and games acquired under game acquisition agreements from third-party game developers. We typically select games that are initially developed by smaller game developers that do not have the resources and platform to market and monetize the games effectively. We utilize our existing platform, know-how and resources for further development, refinement, marketing and monetization of these games. Under the game acquisition agreements, we acquired, for a fixed consideration, the exclusive right to publish and operate the games, as well as the right to license to third parties the game and all its associated intellectual property rights, including any game updates and artwork. We are entitled to all the revenue generated from these self-developed and acquired games.

Our Services and Non-game Products

We provide in-game advertisement services to selected business partners through placing targeted in-game advertising content and push notifications to our users. We derive a small percentage of our revenues from this business.

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

Third-party distribution

To complement our proprietary distribution channels, we also distribute our mobile games through a diversified range of third-party distributors, including app stores, mobile browsers, mobile device makers and retailers, mobile carrier distribution channels and third-party mobile advertising agents. Through third-party platforms, we can reach a wider audience and take advantage of the popularity of their platform, social and sharing network and sometimes, payment processing services. We distributed games through over 1,000 distribution channels across China as of December 31, 2015, including:

•	App stores, such as YingYongBao, Qihoo 360 Mobile, Baidu App Store, Xiaomi Shop, UC Store and iOS App Store.

•	Social networking platforms, such as Weixin.

•	Mobile pre-installations, on devices such as smartphone manufactured by Xiaomi, Lenovo, Huawei, ZTE and OPPO.

•	Mobile carrier distribution channels, such as China Mobile, China Unicom and China Telecom, whose app stores are pre-installed on mobile devices operated by them.

•	Others, such as mobile browsers, mobile alliances and professional mobile advertising agents.

Marketing and promotion

We have formulated effective marketing and promotion strategies to stimulate game downloads and activations, increase in-game spending, and extend game life cycles:

•	In-game marketing. We organize user tournaments, in-game battles, leaderboard rankings and other user activities. We reward users with top game play performance by inviting them to special events organized by us. We also cross-promote our games.

•	Offline marketing. We organize marketing events for game players in association with our business partners, such as game developers, device manufacturers and mobile carriers. We promote our game through offline advertisements and at trade shows and industry events. We also develop offline promotional events that further build our brand awareness.

•	Celebrity or event-driven marketing. We develop and launch special editions for our games for celebrities or special occasions, capturing the latest trends and interest among mobile users. For example, a special edition of Temple Run 2 featuring Bruce Lee, one of the most famous martial arts masters, was launched in 2015.

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

Our virtual items can be purchased conveniently and speedily processed through mobile billing systems including mobile carrier billing and online payment channels including Alipay, Weixin Payments, Tenpay, China UnionPay and Yeepay. As of December 31, 2015, we cooperated with over 100 payment channels. We believe our comprehensive payment network greatly facilitates user monetization.

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

Our competitors include domestic companies with integrated mobile game operation capabilities, such as Zhejiang Century Huatong Group Co. Ltd., Yodo1, Ltd., Zhongqinglongtu Network Co. Ltd., Chukong Holdings Limited and Kunlun.com. We also compete with China’s leading Internet and technology companies such as Tencent and Qihoo 360, which may capitalize on their significant financial and technical resources and their large user base to develop and publish mobile games. Overseas mobile game companies looking to directly operate in the PRC market, such as GREE International, Inc., DeNA Co., Ltd., King Digital Entertainment plc and Electronic Arts Inc., may also compete with us. We compete more broadly with providers of other forms of Internet and mobile entertainment, including social networking and other online activities or content, such as video and music.

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

As of December 31, 2015, we had 240 registered trademarks, 72 registered copyrights and one registered patent in the PRC. We are in the process of applying for the registration of 209 trademarks, two copyrights and 17 patents in the PRC and the registration of 46 trademarks in overseas jurisdictions. In addition, we have registered two domain names that are material to our business, including www.idreamsky.com and www.uu.cc.

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

Licenses for Value-Added Telecommunication Services

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, which were issued by the State Council on September 25, 2000 and amended on July 29, 2014, are the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers obtain operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added, as amended in 2015, pursuant to which information services such as content service, entertainment and online games services are classified as value-added telecommunications services.

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

Regulations on Internet Publication and Cultural Products

On February 4, 2016, SAPPRFT and MIIT jointly issued the Administrative Provisions on Internet Publishing Services, or the Internet Publishing Regulations, which came into effect on March 10, 2016 and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulations regulate Internet publishing business and contents of the Internet publications in China, and authorize SAPPRFT to administer, and grant approval to, all entities that engage in Internet publishing business. Pursuant to the Internet Publishing Regulations, the term “online publications” means digital works with editing, production, processing and other publishing features, provided to the public via information network, which shall include online games. The Internet Publishing Regulations require that each entity engaged in Internet publishing business, including online game business, to obtain an Internet Publishing License in order to carry out such business, and each online game is required to be approved by the SAPPRFT prior to its publication. The Internet Publishing Regulations further provide that foreign invested enterprises are not permitted to engage in Internet publishing business, entities engaged in Internet publishing business are not allowed to lend, lease, sell or transfer its Internet Publishing License or allow other Internet information service providers to provide Internet publishing services using its name, and that entities publishing foreign publications on Internet must obtain copyright authorization from the foreign copyright owners. To date, we have not obtained the Internet Publishing License. If we are found to be operating online game publishing businesses without the Internet Publishing License, or publishing online games without SAPPRFT’s prior approval, the local branches of SAPPRFT and SAIC may ban our online game publishing business, and the local branches of the relevant local telecommunications authorities may impose penalties such as shutting down our websites. SAPPRFT and other relevant PRC authorities may delete our online games, confiscate our income generated from the unlicensed online game operation, or impose a fine of five to ten times of the revenues generated from the unlicensed online game operation if such revenue exceeds RMB10,000 or a fine of up to RMB50,000 if the revenue generated from unlicensed online game operation is below RMB10,000. In addition, if we are deemed to be in violation of other provisions of the Internet Publishing Regulations or other regulations on online games, the relevant PRC regulatory authorities may impose penalties, including warning, fines, confiscation of income generated from the unlicensed online game operation, ordering rectification, suspending our permit, suspending the relevant business, deleting unlicensed game contents, and seizing the equipment and servers used primarily for such activities. Any of these penalties, if imposed, may materially and adversely affect our business and results of operations. Shenzhen iDreamSky and Shenzhen Mengyu are preparing to apply for the Internet Publishing License.

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

On June 3, 2010, the MOC promulgated the Provisional Measures for Administration of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures governs the research, development and operation of online games, including mobile games operated through wireless telecommunication networks, and the issuance and trading services of virtual currency. Under the Online Game Measures, all operators of online games, issuers of virtual currencies and providers of virtual currency trading services, or Online Game Business Operators, must have a registered capital of at least RMB10 million and obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. On July 2, 2015, the MOC issued the Circular on Implementation of “applying for business license first and then internet culture license” and Improvement of Administrative Examination and Approval of Cultural Market which cancels the requirement of minimum registered capital RMB10 million as mentioned above. As of the date of this annual report, Shenzhen Mengyu and Shenzhen iDreamSky have obtained the Internet Culture Operation License, which is currently effective.

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

Regulations on Information Security and Privacy Protection

The Standing Committee of National People’s Congress’s Decision on Internet Security Protection, enacted in December 2000 and further amended in August 2009, introduced the legislation prohibits use of the Internet that violates the PRC laws and regulations or damages the public security. It also prohibits dissemination of illegal or socially destabilizing content or leakage of state secrets through the Internet, or infringement on trade secret or other legal rights and interests. According to the Regulations on Protection of Computer Information System Security issued by the State Council and effective as of February 18, 1994, as amended on January 8, 2011, the public security authorities are responsible for supervising, inspecting and guiding the Internet security protection of information system users and investigate and penalize activities breaching the mandatory Internet security requirements.

On December 16, 1997, the Ministry of Public Security issued the Administrative Measures for Protection of the Security of International Internetworking of Computer Information Networks, which took effect on December 30, 1997 and was amended by the State Council on January 8, 2011. The measures require Internet service providers to provide report of certain user information to the public security authority and assist the public security authority in investigating incidents involving breach of laws and regulations on the Internet security.

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

Regulations on Technology Import and Export

On December 10, 2001, the State Council promulgated the Regulations on Administration of Import and Export of Technologies, which took effect on January 1, 2002 and was amended on January 8, 2011. These regulations and related legislations set out the regime regulating the import and export of technologies. The import and export of technologies is broadly defined as including transfer or license of patents, software and know-how, and provision of services in relation to the technology. Under the regime, technologies are classified as prohibited, restricted or freely-tradable. The technologies in the freely-tradable category may be traded freely without a special approval or license. The contracts for export of freely-tradable technologies are required to be filed with the relevant government authority for record but the filing procedure is not a pre-condition for effectiveness of the contracts.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which took effect and replaced SAFE Circular No. 142 and SAFE Circular 36 on June 1, 2015. SAFE Circular 19 expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide and removes certain restrictions previously imposed on foreign-invested enterprises under SAFE Circular 142. Although under SAFE Circular No. 19, foreign-invested enterprises are allowed to freely convert their capital from foreign currencies into Renminbi and use the converted Renminbi for equity investments in the PRC, other restrictions on the foreign-invested enterprises’ use of the converted Renmibi under SAFE Circular No. 142 will continue to apply, such as restrictions on use of converted Renminbi for purposes beyond the business scope or for advancing Renminbi entrusted loans.

Violations of the applicable circulars and rules will result in severe penalties, such as heavy fines. The applicable foreign exchange circulars and rules may significantly limit our ability to use Renminbi converted from net proceeds from an offering to fund the establishment of new PRC subsidiaries, to invest in or acquire any other PRC companies, to provide additional funding to our consolidated affiliated entities or to establish new consolidated affiliated entities in the PRC.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. On February 13, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular No. 13, which took effect on June 1, 2015. According to SAFE Circular No. 13, the procedures of foreign exchange registration and amendment to such registration under SAFE Circular No. 37 are simplified, and PRC residents shall register their direct establishment or indirect control of a SPV and any amendment to such registration with local banks instead of local SAFE branches.

In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the SPV may be restricted in their ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. We have requested PRC residents currently holding direct or indirect interests in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 37, SAFE Circular No. 13 and other related rules. To the best of our knowledge, all of our shareholders who are PRC residents and who hold interests in us are preparing to file with local SAFE branches for SAFE registration and/or amendment in connection with their overseas investment and shareholding in our company according to SAFE Circular No. 37 and SAFE Circular No. 13. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.”

Regulations on Share Incentive Plans

In February 2012, SAFE promulgated the Circular of the SAFE on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals’ Participating in the Share Incentive Schemes of Overseas-Listed Companies, or SAFE Circular No. 7, to replace the previous Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies issued by SAFE in March 2007. Under SAFE Circular No. 7 and other relevant rules and regulations, PRC residents who participate in share incentive plan in an overseas publicly-listed company are required, through the PRC subsidiaries of the overseas publicly-listed company, to jointly entrust a PRC agent to handle foreign exchange registration with SAFE or its local office and complete certain procedures relating to the share incentive schemes such as opening an account and capital transfer. PRC residents include PRC nationals or foreign citizens who have been consecutively residing in the PRC for not less than one year, acting as directors, supervisors, senior management personnel or other employees of PRC companies affiliated with such offshore listed company. A PRC agent can be one of the PRC subsidiaries of the offshore listed company participating in the share incentive scheme or another PRC institution qualified for asset trusteeship as designated by the PRC subsidiaries and in accordance with PRC laws. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or if there is any other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the share incentive plans granted and dividends distributed by the overseas listed companies must be remitted into bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

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

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries has obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

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

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Double the Tax Avoidance Arrangement and other relevant tax rules and regulations. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, or Circular No. 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, or Circular No. 601, issued on October 27, 2009 by the SAT, and the Announcement on the Recognition of Beneficial Owners in Tax Treaties issued on June 29, 2012 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

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

Regulation on PRC Business Tax and Value-Added Tax

Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. Since January 1, 2012, the PRC Ministry of Finance and the SAT have been implementing the VAT Pilot Program, which imposes a value-added tax in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such Pilot Program has been expanded to other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong, Xiamen and Shenzhen. According to the Notice on Including Telecommunications Sector under the Pilot Program of Replacing Business Tax with Value-Added Tax promulgated by the Ministry of Finance and the SAT on April 29, 2014 and effective as of June 1, 2014, entities and individuals providing telecommunications services within the territory of the PRC shall be the taxpayers of the value-added tax and shall pay value-added tax. The tax rate for providing value-added telecommunications services shall be 6%. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities will collect value-added tax in lieu of business tax on a trial basis within the territory of China.

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

The following diagram illustrates our shareholding and corporate structure and the place of incorporation of each of our significant subsidiaries and significant VIEs as of the date of this annual report:

Direct ownership
Contractual arrangements. See “—Contractual Arrangements Among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs.”
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

Our principal executive offices are located at 16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong Province, China. We lease approximately 7,296 square meters of office space in Shenzhen and other cities in China.

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

Overview

We are the largest independent mobile game publishing platform in China based on the number of active users 2015, with a market share of 28.2%, according to Analysys International. We redesign and optimize third-party games and deliver them to users through our proprietary distribution channels as part of our broader publishing solution. We also selectively acquire certain games and develop a small number of games based on non-game entertainment content. Our proprietary distribution channels include in-game cross promotions and our self-operated iDreamSky Game Center and www.uu.cc. We also operate games as a service, where we offer live game services and gain user insights through our multi-dimensional data analysis engine to drive ongoing game optimization and monetization. As of December 31, 2015, we offered 35 casual and 20 mid- and hardcore mobile games of various genres.

Our platform offers a one-stop solution, including game redesign and porting, ongoing optimization, marketing, distribution, monetization, payment support and user-related services. In addition to our proprietary distribution channels, we also partner with major app stores, mobile social network apps and mobile browsers in China, such as YingYongBao, Weixin, Qihoo 360 Mobile, Baidu App Store, mobile device makers and retailers such as Xiaomi, Lenovo, OPPO and Huawei, mobile carriers and mobile advertising agents to distribute our games. We also partner with almost all major payment service providers in China, including all three mobile carriers and major third-party payment service providers such as Alipay, Weixin Payments, Tenpay, China UnionPay and Yeepay.

We have grown significantly since our inception in 2009. Our total revenues increased from RMB246.6 million in 2013 to RMB984.2 million in 2014 and RMB1,638.5 million (US$252.9 million) in 2015. We had net income of RMB27.8 million in 2013, net loss of RMB16.7 million in 2014 and net income of RMB45.9 million (US$7.1 million) in 2015. We had non-GAAP adjusted net income of RMB28.9 million, RMB172.8 million and RMB152.3 million (US$23.5 million) in 2013, 2014 and 2015, respectively. For information regarding non-GAAP adjusted net income and a reconciliation of non-GAAP adjusted net income to net income, see “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Information.”

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

Our results of operations are also directly affected by the following factors specific to our company:

•	Our ability to grow our active user base and retain our users. Our results of operations depend on our ability to maintain and grow our active user base. We attract new users by expanding our game portfolio, offering diversified platform services and the increasing network effect of our platform. We retain users through measures such as offering new and improved game functions to maintain user interest, cross-promotion to enhance user engagement and promotional events to reward user loyalty.

•	Our ability to monetize our user base. Our results of operations depend on our ability to convert our active users into paying users and subsequently retain these paying users. We convert active users to paying users by offering suitably-priced virtual items and functions that can be conveniently paid for, thereby cultivating a habit of paying for virtual goods. We increase our average revenue per paying user, or ARPPU, through identifying and implementing new monetization points suitable for PRC users and continuously optimizing our virtual goods merchandising strategy through data analysis, and maintaining user engagement.

•	The popularity of our game portfolio. The popularity of both our existing games and any new games we offer is another major factor that affects our results of operations. As of December 31, 2015, we had a large and diversified portfolio of 35 casual games and 20 mid- and hardcore games. Our reputation as a reliable and trusted partner for game developers allows us to continue to license top-ranked games for the PRC market. Additionally, our results of operations are affected by the life cycles of the games we offer, which can be extended through our strong game operations and offering new content and functions to users. Our ability to continue to expand our portfolio with games popular with a wide user demographic and longer life cycles will be critical to the growth of our user base.

•	Our relationships with game developers. Our relationships with game developers affect our ability to expand our game portfolio, which in turn contributes to our ability to acquire new users. Additionally, the strength of our relationships with game developers may determine the terms under which we are able to license their games, which affects our revenue since our revenue is net of payments to our game developer partners. Under our distribution agreements with game developer partners, our game developer partners generally receive a prescribed percentage of either the gross billings or gross billings after deduction of certain expenses and tax, depending on the terms of the agreements, based on monthly report of gross billings generated from the games. We believe that we have established a reputation as a reliable and trusted partner within the global mobile game developer community, which has allowed us to gain access to the source code of certain of our games and improved our ability to control the operation of our games and engage and monetize our users.

•	Our revenue mix. Our results of operations are affected by our revenue mix, which may alter our margin profile. We currently offer casual games and mid- and hardcore games. Casual games are games that are simple and easy to play, and typically serve as a gateway to introduce users to the idea of making in-game purchases of virtual items due to their relatively low prices in comparison to purchases in mid- and hardcore games. As such, casual games typically have a relatively larger active and paying user base and have relatively lower cost of virtual items that result in lower ARPPU. In contrast, mid- and hardcore games are games that are more complex to play, require more time commitment and offer the users a more immersive experience. As a result, users of mid- and hardcore games are typically more willing to pay for more virtual items and higher priced virtual items. As such, mid- and hardcore games typically have a relatively smaller active and paying user base and have relatively higher cost of virtual items that results in higher ARPPU. Casual games and mid- and hardcore games also have different levels of channel costs, all of which may affect our profitability.

•	Our channel costs. Our results of operations are directly affected by the costs of our payment and distribution channels. We enter into payment processing services agreements with China’s three mobile carriers and other third-party payment platforms. These payment channels are entitled to a prescribed percentage of the gross billings generated in the games, which are charged by them from game players. Due to their dominant position in China’s telecommunications industry, our ability to negotiate more favorable terms with mobile carriers is limited. The payment processing fee rates charged by mobile carriers are relatively higher than those charged by third-party payment platforms. We also enter into distribution agreements with the third-party distributors, pursuant to which we pay the distributors a portion of the gross billings from games downloaded through their platforms. Our ability to self-distribute our games and generate game downloads and activations through cross-promotion within our platform and our self-operated game distribution channels can reduce our distribution costs and marketing expenses. Our relationships with third-party payment and distribution channels, particularly our ability to negotiate favorable terms with them, directly affect our costs and profitability.

Historically, we have reported the costs associated with payment processing and the costs associated with game distribution separately. In 2014, some of our distribution channels have become our payment processing channels, and vice versa, as they offer additional channel solutions. As a result, since the second half of 2014, management has evaluated the costs associated with payment processing and game distribution on a combined basis. We are in the process of completing the Transaction and the Merger Agreement contains restrictions on our business operation and financing activities, which may have significant effect on our results of operation if the Transaction is not completed in time or at all.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Revenues

We generate revenues from games and other sources. The following table sets forth revenues generated from each source, both in absolute amount and as a percentage of total revenues for the years indicated:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Game revenues	244,806	99.3	982,845	99.9	1,568,850	242,189	95.7
Other revenues	1,762	0.7	1,308	0.1	69,675	10,756	4.3

Total	246,568	100.0	984,153	100.0	1,638,525	252,945	100.0

Games

Game revenues constituted almost all of our total revenues in 2013, 2014 and 2015, accounting for 99.3%, 99.9% and 95.7% of our total revenues, respectively. A substantial majority of our games are free to play, and therefore game revenues are primarily derived from sales of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within our games. Gross billings is the total monetary value of virtual items sold in our games. We record revenues based on gross or net basis, depending on whether we are a principal or an agent with respect to the games played. Our gross billings increased by 376.9% from 2013 to 2014 and by 54.5% from 2014 to 2015.

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

We also publish games developed by subsidiaries of one of our VIEs and games acquired under game acquisition agreements from third-party game developers. Under the game acquisition agreements, we acquired all intellectual property rights associated with the game for a fixed consideration. We are entitled to all the revenues generated from these self-developed and acquired games. We record game revenues derived from these games on a gross basis, as we act as a principal to fulfill most obligations related to the operation of the games. Fees paid to payment and distribution channels are recorded as cost of revenues.

Revenues generated from third-party licensed games in which we are considered an agent accounted for all of our total game revenues for the year ended December 31, 2013 and 38.7% and 16.2% of our total game revenues for the year ended December 31, 2014 and 2015, respectively. Revenues generated from third-party licensed games where we are considered a principal amounted to 22.2% and 51.7% of our total game revenues for the years ended December 31, 2014 and 2015, respectively; and no revenues were generated from these third-party licensed games in the year ended December 31, 2013. Revenues generated from our self-developed or acquired games amounted to 39.1% and 32.1% of our total game revenues for the years ended December 31, 2014 and 2015, respectively; no revenues were generated from these games in the year ended December 31, 2013.

The following table sets forth revenues generated from casual games and mid- and hardcore games, both in absolute amounts and as a percentage of total game revenues for the years indicated:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Casual games	215,364	88.0	780,733	79.4	844,659	130.393	53.8
Mid- and hardcore games	29,442	12.0	202,112	20.6	724,191	111,796	46.2

Total game revenues	244,806	100.0	982,845	100.0	1,568,850	242,189	100.0

Our game revenues are directly affected by the following key metrics:

•	Monthly active users. MAUs refer to the number of unique user accounts that interacted with our SDK network in a particular month. Our average MAUs increased from 74.9 million in the 2013 to 106.7 million in 2014, and 111.8 million in 2015, and are directly affected by (i) the number of mobile games that we offer as of a certain date, (ii) the composition of our game portfolio and (iii) the popularity of these games.

Our MAUs are also affected by our level of user engagement and user retention. We evaluate user engagement by daily active users, or DAUs. We evaluate our user retention by user retention rate, which is the number of active users of the current month who were also active users of the previous month divided by the number of active users of the previous month. Our average DAUs in 2013, 2014 and 2015 was 22.2 million, 25.8 million and 27.2 million, respectively. Our user retention rate for 2013, 2014 and 2015 was 46.1%, 34.6% and 35.0%, respectively.

•	Monthly paying users. MPUs refer to the number of unique user accounts through which a payment is made in our mobile games in a particular month. Our average MPUs increased from 3.1 million in 2013 to 6.2 million in 2014 and decreased to 6.9 million in 2015, and are directly affected by, in addition to the factors that affect our MAUs, (i) the diversity of our virtual item offerings and (ii) the popularity and desirability of our virtual item offerings.

•	Average revenue per paying user. ARPPU for a certain month is calculated as game revenues in a particular month divided by the number of MPUs in that month. ARPPU for the year is calculated using game revenues for the entire year divided by the MPUs over the twelve-month period. Our ARPPU increased from RMB6.7 in 2013 to RMB13.3 in 2014 and to RMB18.9 (US$2.9) in 2015, primarily due to our efforts to develop stronger purchasing habits in our users and increased purchases in our new mid- and hardcore games, which generally have higher ARPPU than our casual games.

The average ARPPU for our casual games increased from RMB5.9 in 2013 to RMB10.7 in 2014, primarily due to the increased monetization for our casual games; the average ARPPU for our mid- and hardcore games decreased from RMB137.9 in 2013 to RMB71.4 in 2014, primarily due to the rapid increase in our user base as a result of our business expansion and a change in our mid- and hardcore game portfolio mix. The average ARPPU for our casual games in 2015 was RMB10.5 (US$1.6), which has remained stable as compared to RMB10.7 in 2014; the average ARPPU for our mid- and hardcore games increased from RMB71.4 to RMB123.4 (US$19.0) in 2015, primarily due to the launch of an increased number of mid- and hardcore games with higher ARPPU.

Others

Other revenues primarily consist of revenues from our mobile in-game advertising business.

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

Other costs. These include outsourcing costs, bandwidth costs, business tax and surcharges, depreciation and amortization, impairment loss and other cost of revenues.

The following table sets forth the components of our cost of revenues by amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Channel costs	124,055	50.3	497,220	50.5	790,468	122,027	48.2
Content provider costs	—	—	23,239	2.4	98,672	15,232	6.0
Salary and welfare costs	9,379	3.8	26,519	2.7	42,165	6,509	2.6
Other costs	22,464	9.1	33,976	3.4	100,603	15,531	6.1

Total	155,898	63.2	580,954	59.0	1,031,908	159,299	63.0

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses and general and administrative expenses.

The following table sets forth the components of our operating expenses in absolute amounts and as a percentage of revenues for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Research and development expenses	14,214	5.8	63,678	6.5	100,620	15,533	6.1
Sales and marketing expenses	27,940	11.3	104,645	10.6	180,386	27,847	11.0
General and administrative expenses	14,780	6.0	236,788	24.1	199,986	30,873	12.2

Total	56,934	23.1	405,111	41.2	480,992	74,253	29.3

Research and development expenses primarily consist of (i) salary and welfare, including share-based compensation, for our research and development personnel and (ii) rental and depreciation of office premises and servers utilized by our research and development personnel.

Sales and marketing expenses primarily consist of (i) salary and welfare, including share-based compensation, for our sales and marketing personnel (ii) promotional expenses, (iii) expenses for attending industry trade shows and conferences and (iv) advertising expenses.

General and administrative expenses primarily consist of (i) salary and welfare, including share-based compensation, for our general and administrative personnel, (ii) traveling and entertainment expenses, (iii) office expenses and (iv) professional fees in connection with our initial public offering for 2014 and public company compliance for 2014 and 2015.

Acquisitions and Investments

We made investments and acquisitions in small-sized companies whose businesses complement our business in amounts of RMB49.2 million and RMB178.3 million (US$27.5 million) in 2014 and 2015, respectively.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

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

Under the EIT Law, dividends paid by foreign invested enterprises out of profits earned after January 1, 2008 to non-PRC tax resident enterprises are subject to a PRC withholding tax of 10%. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations, such rate is lowered to 5% if a Hong Kong resident enterprise owns over 25% of the equity interest of a PRC resident enterprise during the 12 consecutive months preceding the receipt of the dividends. Our PRC subsidiaries are currently wholly-owned by our Hong Kong subsidiary. However, there is no assurance that PRC tax authorities will treat our Hong Kong subsidiary as the beneficial owner of the dividends paid by our PRC subsidiaries and grant approvals for the 5% withholding tax rate on dividends received by our Hong Kong subsidiary from our PRC subsidiaries.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “de facto management body” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The term “de facto management body” means an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties and other aspects of an enterprise. We do not believe we are currently a PRC tax resident. However, it remains unclear how PRC tax authorities will determine the tax residency status of companies like us. If we are deemed as a PRC tax resident, we would be subject to 25% PRC enterprise income tax on our global income under the EIT Law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC Shareholders.”

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

Revenue recognition

Game revenues

Game publishing service revenue

We are a publisher of mobile games developed by third party game developers or by ourselves. We license mobile games from game developers and earn game publishing service revenue by making a localized version of the licensed games and publishing them to the game players through distribution channels, including various mobile application stores, software websites as well as other game publishers with cooperation relationship with us, including our own websites (collectively referred to as “distribution channels”). Through the distribution channels, game players can download the mobile games to their mobile devices. The mobile games licensed by us include casual mobile games (also known as single player offline mobile games) and mid- and hardcore mobile games (also known as multi-player online mobile games), a substantial majority of which are operated under a free-to-play model whereby game players can download the games free of charge and are charged for the purchase of in-game virtual items via payment channels, such as various mobile carriers and third-party Internet payment systems (collectively referred to as “payment channels”).

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

With respect to our game license arrangements entered into during the years ended December 31, 2013, 2014 and 2015, we considered that the (i) developers are responsible for providing the game product desired by the game players; (ii) the costs incurred by the developers to develop the games are more than the licensing costs and game localizations costs incurred by the Group; (iii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the developers, (iv and v) the developers have the right to review and approve the pricing of in-game virtual items and the specification, modification or update of the game made by us. Our responsibilities are publishing, providing payment solution and market promotion service, and thus we view the game developers to be our customers and consider us as the agent of the game developers in the arrangements with game players. Accordingly, we record the game publishing service revenue from these licensed games, net of amounts paid to the game developers.

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

With respect to certain of our game license arrangements entered into during the year ended December 31, 2014 and 2015, there are new game license arrangements under which we take primary responsibilities of game operation, including determining distribution and payment channels, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing. Under this type of game license arrangement, we considered us as a principal in these arrangements. Accordingly, we record the mobile game revenues from these third party licensed games on a gross basis. Commission fees paid to distribution channels and payment channels and content fees paid to third party game developers are recorded as cost of revenues.

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

For the year ended December 31, 2014 and 2015, the estimated player play life of three months is based on six games and ten games that have sufficient historical operating data, respectively. The same estimated player play life was applied to the other games due to the lack of sufficient historical operating data, as well as the similarity in game characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates in the future as the games’ operation periods change, sufficient individual game data become available, or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of player pay life would be applied prospectively on the basis that such changes are caused by new information indicating a change in game player behavior patterns. Any changes in our estimates of player pay life may result in revenues being recognized on a basis different from prior periods’ and may cause our operating results to fluctuate.

We also hosted and maintained certain servers to collect and analyze user data relating to location, type and number of games downloaded, playing frequency and time and purchasing habits of the users of our casual and mid- and hardcore games. However, the hosting and maintaining of these servers for internal data analysis does not affect the timing of revenue recognition by us.

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

A VIE is an entity in which we, through contractual agreements, bear the risks of, and enjoys the rewards normally associated with the ownership of the entity, and therefore we are the primary beneficiary of the entity. In determining whether we are the primary beneficiary, we considered whether we have the power to direct activities that are significant to the VIEs economic performance, and also our obligation to absorb losses of the VIE or the right to receive benefits from the VIEs.

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

Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of operations and comprehensive loss. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2013, 2014 and 2015. As of December 31, 2013, 2014 and 2015, we did not have any significant unrecognized uncertain tax positions.

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

Foreign currency translation

We use the Renminbi as our reporting currency. The functional currencies of our company and our subsidiaries incorporated in Hong Kong are the United States dollar and the Hong Kong dollar, respectively, while the functional currency of the other entities and VIEs and their subsidiaries in the Group is the Renminbi, which is their respective local currency. In the consolidated financial statements, the financial information of our company, our subsidiaries and the VIEs, which use the U.S. dollar or Hong Kong dollar as their functional currency, have been translated into Renminbi. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, while revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as other comprehensive income or loss in the statement of operations and comprehensive income/(loss).

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from re-measurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of operations and comprehensive income/(loss).

Results of Operations

The following table sets forth a summary of our consolidated results of operations. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Game revenues	244,806	99.3	982,845	99.9	1,568,850	242,189	95.7
Other revenues	1,762	0.7	1,308	0.1	69,675	10,756	4.3
Total revenues	246,568	100.0	984,153	100.0	1,638,525	252,945	100.0
Cost of revenues	(155,898)	(63.2)	(580,954)	(59.0)	(1,031,908)	(159,299)	(63.0)
Gross profit	90,670	36.8	403,199	41.0	606,617	93,646	37.0
Operating expenses:
Research and development expenses	(14,214)	(5.8)	(63,678)	(6.5)	(100,620)	(15,533)	(6.1)
Sales and marketing expenses	(27,940)	(11.3)	(104,645)	(10.6)	(180,386)	(27,847)	(11.0)
General and administrative expenses	(14,780)	(6.0)	(236,788)	(24.1)	(199,986)	(30,873)	(12.2)
Total operating expenses	(56,934)	(23.1)	(405,111)	(41.2)	(480,992)	(74,253)	(29.4)
Other gains, net	106	0.0	8,855	0.9	3,508	542	0.2
Operating income	33,842	13.7	6,943	0.7	129,133	19,935	7.9
Other income/(expenses), net	177	0.1	3,166	0.3	(17,883)	(2,761)	(1.1)
Income before income tax	34,019	13.8	10,109	1.0	111,250	17,174	6.8
Income tax expense	(6,174)	(2.5)	(26,810)	(2.7)	(65,362)	(10,090)	(4.0)
Net income/(loss)	27,845	11.3	(16,701)	(1.7)	45,888	7,084	2.8
Net income/(loss) attributable to the non-controlling interest shareholders	287	0.1	(174)	(0.0)	997	154	0.1
Net income/(loss) attributable to iDreamSky Technology Limited	28,132	11.4	(16,875)	(1.7)	46,885	7,238	2.9

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues

Our total revenues increased by 66.5% from RMB984.2 million in 2014 to RMB1,638.5 million (US$252.9 million) in 2015. This increase was primarily due to our enhanced game portfolio, which contributed to the expansion of our user base, and our effective monetization strategies.

•	Game revenues. Our game revenues increased by 59.6% from RMB982.8 million in 2014 to RMB1,568.9 million (US$242.2 million) in 2015, primarily due to increased revenue contribution from mid- and hardcore games as a percentage of our total revenue, which amounted to RMB724.2 million (US$111.8 million) in 2015 as compared to 202.1 million in 2014, primarily due to the launch of new mid- and hardcore games with higher ARPPU.

In 2014 and 2015, for our casual games, we had average MAUs of 104.6 million and 107.2 million, respectively, average MPUs of 6.1 million and 6.7 million, respectively, and ARPPU of RMB10.7 and RMB10.5 (US$1.6), respectively. In 2014 and 2015, for our mid- and hardcore games, we had average MAUs of 4.3 million and 8.1 million, respectively, average MPUs of approximately 236,000 and 489,000, respectively, and ARPPU of RMB71.4 and RMB123.4 (US$19.0), respectively. Our overall ARPPU increased from RMB13.3 in 2014 to RMB18.9 (US$2.9) in 2015. The increase in ARPPU for our mid- and hardcore games was primarily due to the launch of an increased number of mid- and hardcore games with higher ARPPU. The increase in our overall ARPPU was driven by a shift in our revenue mix towards mid- and hardcore games, which typically have higher ARPPU as compared to casual games.

•	Other revenues. Our other revenues increased from RMB1.3 million in 2014 to RMB69.7 million (US$10.8 million) in 2015, primarily due to the growth of our advertising business.

Cost of revenues

Our cost of revenues increased by 77.6% from RMB581.0 million in 2014 to RMB1,031.9 million (US$159.3 million) in 2015. The increase in cost of revenues was as a result of our growth, mainly in the areas below:

•	Channel costs. Channel costs increased from RMB497.2 million in 2014 to RMB790.5 million (US$122.0 million) in 2015 due to continued expansion of our game publishing business. Channel costs as a percentage of total revenues decreased from 50.5% in 2014 to 48.2% in 2015, primarily due to increased revenue contribution from our mid- and hardcore games, which typically incur lower channel costs.

•	Content provider costs. Content provider costs increased from RMB23.2 million in 2014 to RMB98.7 million (US$15.2 million) in 2015, primarily due to an increased number of mid- and hardcore games that we operate, whose revenues are accounted for on a gross basis.

•	Salary and welfare costs. Salary and welfare costs increased from RMB26.5 million in 2014 to RMB42.2 million (US$6.5 million) in 2015, primarily due to increase in average salary for our game operation personnel.

•	Other costs. Other costs increased from RMB34.0 million in 2014 to RMB100.6 million (US$15.5 million) in 2015, primarily due to higher accumulated amortization expenses associated with games we licensed in 2015.

Cost of revenues as a percentage of total revenues increased from 59.0% in 2014 to 63.0% in 2015. The increase in cost of revenues as a percentage of total revenues from 2014 to 2015 was primarily due to (i) higher content provider costs for our mid- and hardcore games, whose revenue contribution increased in 2015 and whose revenue were recorded on a gross basis and (ii) higher accumulated amortization expenses associated with games we licensed in 2015.

Gross profit

As a result of the foregoing, our gross profit increased by 50.5% from RMB403.2 million in 2014 to RMB606.6 million (US$93.6 million) in 2015.

Research and development expenses

Our research and development expenses increased by 58.0% from RMB63.7 million in 2014 to RMB100.6 million (US$15.5 million) in 2015. Our research and development expenses as a percentage of total revenues accounted for 6.1% in 2015, compared with 6.5% in 2014. This decrease was primarily attributable to the increase in total revenues and economies of scale of our operations.

Sales and marketing expenses

Our sales and marketing expenses increased by 72.4% from RMB104.6 million in 2014 to RMB180.4 million (US$27.8 million) in 2015. This increase was primarily attributable to increased marketing and promotional expenses for our mid- and hardcore games, which contributed more to our total revenue in 2015 as compared to 2014. Our sales and marketing expenses as a percentage of total revenues accounted for 10.9% in 2015, which remained stable as compared with 10.6% in 2014.

General and administrative expenses

Our general and administrative expenses decreased by 15.5% from RMB236.8 million in 2014 to RMB200.0 million (US$30.9 million) in 2015. Our general and administrative expenses as a percentage of total revenues accounted for 12.1% in 2015, compared with 24.1% in 2014. This decrease was primarily attributable to the one-off share-based compensation expenses of RMB145.7 million incurred in 2014.

Other gains, net

We had other gains, net, of RMB3.5 million (US$0.5 million) in 2015, compared to other gains, net, of RMB8.9 million in 2014. Other gains, net, in 2014 was primarily attributable to (i) ADS depositary reimbursements relating to the establishment of our ADS program and (ii) government subsidies. Other gains, net, in 2015 was primarily attributable to (i) government subsidies and (ii) loss on disposals of property and equipment.

Operating income and non-GAAP adjusted operating income

Operating income in 2015 was RMB129.1 million (US$19.9 million), representing an increase of 1,759.9% from RMB6.9 million in 2014. Non-GAAP adjusted operating income excluding share-based compensation expenses in 2015 was RMB233.0 million (US$36.0 million), representing an increase of 20.9% from RMB192.7 million in 2014.

Income before income tax

As a result of the foregoing, we had income before income tax of RMB111.3 million (US$17.2 million) in 2015, compared to income before income tax of RMB10.1 million in 2014.

Income tax expenses

We had income tax expense of RMB65.4 million (US$10.1 million) in 2015, primarily due to the expiration of tax exemption period for Shenzhen iDreamSky and it started to pay PRC enterprise income tax in 2015, compared to income tax expense of RMB26.8 million in 2014.

Net income and non-GAAP adjusted net income

As a result of the foregoing, we had net income of RMB45.9 million (US$7.1 millions) in 2015, compared to net loss of RMB16.7 million in 2014.

Non-GAAP adjusted net income in 2015, which is net income excluding share-based compensation expenses of RMB103.8 million (US$16.0 million), fair value change of preferred share warrant liability of nil, impairment loss on cost method investment of nil and share of loss from equity investments of RMB2.6 million (US$0.4 million), was RMB152.3 million (US$23.5 million), compared to non-GAAP adjusted net income of RMB172.8 million in 2014, representing an decrease of 11.86%.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues

Our total revenues increased by 299.1% from RMB246.6 million in 2013 to RMB984.2 million in 2014. This increase was primarily due to our enhanced game portfolio, which contributed to the expansion of our user base, and our effective monetization strategies.

•	Game revenues. Our game revenues increased by 301.5% from RMB244.8 million in 2013 to RMB982.8 million in 2014, primarily due to (i) a 374.1% increase in gross billings and an increase in revenues from casual games to RMB780.7 million as a result of the continued popularity of the Temple Run series, Subway Surfers and Fruit Ninja and the launch of new games, and (ii) an increase in revenues from mid- and hardcore games to RMB202.1 million, primarily due to the launch of new games.

In 2013 and 2014, for our casual games, we had average MAUs of 74.3 million and 104.6 million, respectively, average MPUs of 3.0 million and 6.1 million, respectively, and ARPPU of RMB5.9 and RMB10.7, respectively. In 2013 and 2014, for our mid- and hardcore games, we had average MAUs of 0.9 million and 4.3 million, respectively, average MPUs of approximately 17,800 and 236,000, respectively, and ARPPU of RMB137.9 and RMB71.4, respectively. Our overall ARPPU increased from RMB6.7 in 2013 to RMB13.3 in 2014. The increase in ARPPU for our casual games was primarily due to the increased monetization in these games. The decrease in ARPPU for our mid- and hardcore games was primarily due to the rapid increase in our user base as a result of our business expansion and the change in our mid- and hardcore game portfolio mix. The increase in our overall ARPPU was driven by our increasingly effective monetization strategies as well as our expanded portfolio of mid- and hardcore games, which typically command higher ARPPU.

•	Other revenues. Our other revenues decreased by 25.8% from RMB1.8 million in 2013 to RMB1.3 million in 2014. Other revenues in 2014 were primarily generated from our in-game advertisement services to selected business partners.

Cost of revenues

Our cost of revenues increased by 272.7% from RMB155.9 million in 2013 to RMB581.0 million in 2014. The increase in cost of revenues was as a result of our growth, mainly in the areas below:

•	Channel costs. Channel costs increased from RMB124.1 million in 2013 to RMB497.2 million in 2014 due to the expansion of our game publishing business. Channel costs as a percentage of total revenues in 2014 has remained stable compared to 2013, increasing slightly from 50.3% to 50.4%.

•	Content provider costs. We incurred content provider costs of RMB23.2 million because in 2014, we began to operate games whose revenues are accounted for on a gross basis.

Salary and welfare costs. Salary and welfare costs increased from RMB9.4 million in 2013 to RMB26.5 million in 2014, primarily due to the increase in our operations headcount.

•	Other costs. Other costs increased from RMB22.5 million in 2013 to RMB34.0 million in 2014, primarily due to higher accumulated amortization expenses associated with games launched in 2014.

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

Gross profit

As a result of the foregoing, our gross profit increased significantly from RMB90.7 million in 2013 to RMB403.2 million in 2014.

Research and development expenses

Our research and development expenses increased by 348.0% from RMB14.2 million in 2013 to RMB63.7 million in 2014. Our research and development expenses as a percentage of total revenues accounted for 6.5% in 2014, compared with 5.8% in 2013. This increase was primarily attributable to an increase of RMB43.0 million in employee benefit expenses as a result of our increased share-based compensation expenses associated with the grants under our share incentive plans and increased research and development headcount in line with the rapid expansion of our business.

Sales and marketing expenses

Our sales and marketing expenses increased by 274.5% from RMB27.9 million in 2013 to RMB104.6 million in 2014. This increase was primarily attributable to an increase of RMB69.6 million in our expenses in marketing and promotional activities for branding and our games. Our sales and marketing expenses as a percentage of total revenues accounted for 10.6% in 2014, compared with 11.3% in 2013. The decrease was driven by our more effective marketing strategies.

General and administrative expenses

Our general and administrative expenses increased by 1,502.1% from RMB14.8 million in 2013 to RMB236.8 million in 2014. Our general and administrative expenses as a percentage of total revenues accounted for 24.1% in 2014, compared with 6.0% in 2013. This increase was primarily attributable to (i) an RMB191.8 million increase in employee benefits expenses as a result of our increased share-based compensation expenses and increased general and administrative headcount in line with the growth of our business, and (ii) payment of professional fees in connection with our initial public offering and public company compliance of RMB12.5 million.

Other gains, net

We had other gains, net, of RMB8.9 million in 2014, compared to other gains, net, of RMB0.1 million in 2013. Other gains, net, in 2013 was primarily attributable to the fair value change of warrant liabilities of our Series B preferred shares, and partially offset by government subsidies. Other gains, net, in 2014 was primarily attributable to (i) ADS depositary reimbursements relating to the establishment of our ADS program and (ii) government subsidies.

Operating income and non-GAAP adjusted operating income

Operating income in 2014 was RMB6.9 million, representing a decrease of 79.5% from RMB33.8 million in 2013. Non-GAAP adjusted operating income excluding share-based compensation expenses in 2014 was RMB192.7 million, representing an increase of 463.9% from RMB34.2 million in 2013.

Income before income tax

As a result of the foregoing, we had income before income tax of RMB10.1 million in 2014, compared to income before income tax of RMB34.0 million in 2013.

Income tax expenses

We had income tax expense of RMB26.8 million in 2014, primarily due to our increased profitability in 2014, compared to income tax expense of RMB6.2 million in 2013.

Net (loss)/income and non-GAAP adjusted net income

As a result of the foregoing, we had net income of RMB27.8 million in 2013, compared to net loss of RMB16.7 million in 2014.

Non-GAAP adjusted net income in 2014, which is net income excluding share-based compensation expenses of RMB185.8 million and share of loss from equity investments of RMB3.7 million, was RMB172.8 million, compared to non-GAAP adjusted net income of RMB28.9 million in 2013, representing an increase of 498.7%.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and proceeds from our initial public offering and the concurrent private placements in August 2014. As of December 31, 2013, 2014 and 2015, we had nil, RMB20.0 million and RMB110.0 million (US$17.0 million) outstanding short-term borrowings, respectively. As of December 31, 2013, 2014 and 2015, we had cash and cash equivalents of RMB179.7 million, RMB929.8 million and RMB594.3 million (US$91.7 million), respectively. Our cash and cash equivalents are denominated in Renminbi and U.S. dollars, with Renminbi from cash from operations and U.S. dollars from initial public offering and the concurrent private placements. Our cash and cash equivalents denominated in Renminbi that are subject to PRC government controls on the convertibility of Renminbi into foreign currencies were RMB71.2 million, RMB56.7 million and RMB117.2 (US$18.1 million) as of December 31, 2013, 2014 and 2015, respectively. As of December 31, 2013, 2014 and 2015, our VIEs and their subsidiaries held RMB70.8 million, RMB56.3 million and RMB116.9 million (US$18.0 million), respectively, in cash and cash equivalents. Our current cash primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and overseas.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next twelve months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our current cash, cash equivalent and anticipated cash flow from operation are insufficient to meet our requirements, we may seek to issue and sell additional equity or debt securities, or borrow from financial institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. In addition, on December 31, 2015, we entered into the Merger Agreement in connection with the Transaction, pursuant to which we are required not to, and not to permit any of our subsidiaries to, among others, issue or transfer any of our shares or the shares of any of our subsidiaries (subject to certain exceptions), or incur or assume any indebtedness or issue any debt securities in excess of RMB150 million in the aggregate, in each case, subject to certain exceptions without the prior written consent of the other parties to the Merger Agreement. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. The Merger Agreement also restricts us from, among other things, authorizing or making commitment to capital expenditures.

The following table sets forth a summary of our cash flows for the periods indicated

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	57,693	20,544	90,920	14,017
Net cash used in investing activities	(6,806)	(178,613)	(525,603)	(81,139)
Net cash provided by financing activities	100,762	913,906	77,492	11,964
Net increase/(decrease) in cash and cash equivalents	151,649	755,837	(357,191)	(55,141)
Cash and cash equivalents at beginning of the period	31,365	179,658	929,829	143,541
Effect of exchange rate (loss)/gain on cash and cash equivalents	(3,356)	(5,666)	21,674	3,346
Cash and cash equivalents at the end of the year	179,658	929,829	594,312	91,746

We may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts; and

•	loans by us to our PRC subsidiaries, which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Regulation.”

Substantially all of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Operating Activities

Net cash provided by operating activities was RMB90.9 million (US$14.0 million) in 2015. This is based on net income of RMB45.9 million (US$7.1 million), adjusted by (i) an increase in income tax payable of RMB31.2 million (US$4.8 million), primarily due to the expiration of tax exemption period for Shenzhen iDreamSky and it started to pay PRC enterprise income tax in 2015, (ii) an increase in amortization of intangible assets of RMB69.1 (US$10.7 million), primarily due to higher accumulated amortization expenses associated with games we licensed in 2015, (iii) an increase in deferred income taxes of RMB32.5 million (US$5.0 million), primarily due to deferred tax liabilities recognized from the net income generated by our VIEs, and (iv) share-based compensation expenses of RMB103.8 million (US$16.0 million), offset by an increase in prepayment and other assets of RMB164.1 million (US$25.3 million), primarily due to prepaid or guaranteed royalty fees to our content providers, and an increase in accounts receivable of RMB148.6 million (US$22.9 million), primarily due to increased revenues as a result of the growth of our business.

Net cash provided by operating activities was RMB20.5 million in 2014. This is based on net loss of RMB16.7 million, adjusted by (i) an increase in accounts payable of RMB76.2 million, primarily due to increased channel costs and sales and marketing expenses as a result of the growth of our business, (ii) an increase in deferred revenue of RMB41.4 million, primarily due to the launch of several mid- and hardcore games with payment models causing deferred revenue, (iii) an increase in deferred income taxes of RMB28.3 million, primarily due to deferred tax liabilities recognized from the net income generated by our VIEs, and (iv) share-based compensation expenses of RMB185.8 million, offset by an increase in prepayment and other assets of RMB184.1 million, primarily due to prepaid or guaranteed royalty fees to our content providers, and an increase in accounts receivable of RMB127.6 million, primarily due to increased revenues as a result of the growth of our business.

Net cash provided by operating activities was RMB57.7 million in 2013. This is based on net income of RMB27.8 million, adjusted by (i) an increase in accounts payable of RMB78.2 million, primarily due to increased channel costs as a result of the growth of our business, (ii) an increase in accruals and other liabilities of RMB18.9 million, primarily due to increased salaries and welfare costs, business tax and other taxes payable and (iii) an increase in income tax payable of RMB7.2 million, primarily due to increased operating profit, partially offset by an increase in accounts receivable of RMB71.8 million, primarily due to increased revenues as a result of the growth of our business.

Investing Activities

Net cash used in investing activities was RMB525.6 million (US$81.1 million) in 2015, primarily attributable to (i) purchase of game license of RMB372.6 million (US$57.5 million), (ii) cash paid for equity investments of RMB99.6 million (US$15.4 million), (iii) cash paid for investment in available-for-sale securities of RMB28.4 million (US$4.4million) , (iv) cash paid for business acquisition, net of cash acquired of RMB19.9 million (US$3.1 million), and (v) purchase of property and equipment of RMB9.1 million (US$1.4 million).

Net cash used in investing activities was RMB178.6 million in 2014, primarily attributable to (i) total investments of RMB39.2 million in equity investees and available-for-sale securities, (ii) purchases of property and equipment of RMB11.3 million, mainly consisting of purchases of servers and computers for our growing business, and (iii) purchase of game licenses of RMB124.1 million.

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

Financing Activities

Net cash provided by financing activities was RMB77.5 million (US$12.0 million) in 2015, primarily attributable to proceeds from borrowings of RMB110.0 million (US$17.0 million) and governments grants of RMB10.9 million (US$1.7 million), partially offset by (i) repayments of borrowings of RMB20.0 million (US$3.1 million) and (ii) repurchase of ordinary shares of RMB9.2 million (US$1.4 million).

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investments in servers, computers and other office equipment. We incurred capital expenditures of RMB11.3 million in 2014 and RMB9.1 million (US$1.4 million) in 2015. We expect to incur approximately RMB11.5 million (US$1.8 million) in capital expenditures for 2016, primarily on purchases of enterprise office software, servers and computers and leasehold improvements. We intend to fund these capital expenditures with our cash on hand. Actual future capital expenditures may differ from the amounts indicated above. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

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

Our research and development expenses were RMB14.2 million, RMB63.7 million and RMB100.6 million (US$15.5 million) in 2013, 2014 and 2015, respectively, accounting for 5.8%, 6.5% and 6.1% of our total revenues during those periods, respectively.

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

As of December 31, 2015, we had 240 registered trademarks, 72 registered copyrights and one registered paten in the PRC, and we are in the process of applying for the registration of 209 trademarks, two copy rights and 17 patents in the PRC and the registration of 46 trademarks in overseas jurisdictions. In addition, we have registered two domain names that are material to our business, including www.idreamsky.com and www.uu.cc.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of RMB)
Operating Lease Commitments	27,286	10,441	16,845	—	—
Bandwidth Lease Commitments	352	352	—	—	—
License/Royalty Fee	13,281	13,281	—	—	—

Total	40,919	24,074	16,845	—	—

G.	Safe Harbor

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

This annual report also contains third-party data related to macroeconomic data and the mobile game industry as well as related projections and analyses based on a number of assumptions. These market data, including statistical data from Analysys International, an independent market research firm, include projections that are based on a number of assumptions. The projected growth may not materialize at the rates suggested by the market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the changing nature of the mobile game industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data. You should not place undue reliance on these forward-looking statements.

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

The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 16/F, A3 Building, Kexing Science Park 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong, 518057, People’s Republic of China:

Name	Age	Position/title
Michael Xiangyu Chen	33	Chairman and chief executive officer
Jeffrey Lyndon Ko	33	Director and president
Anfernee Song Guan	34	Director and chief technology officer
Steven Xiaoyi Ma	42	Director
Erhai Liu	47	Director
Mingyao Wang	41	Director
David Yuan	46	Independent director
Bin Yu	46	Independent director
Ruby Rong Lu	45	Independent director
Kevin Junwen Lei	33	Chief financial officer

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

Erhai Liu has served as our director since May 2012. Mr. Liu is the founding and managing partner of Joy Capital, a venture capital firm specializes in early ventures. Prior to founding Joy Capital, from 2003 to 2015, Mr. Liu was the managing director of Legend Capital, an investment management firm focusing on early-stage venture capital investments and expansion-stage growth capital investments. Prior to joining Legend Capital, Mr. Liu served as a vice president at Tie Tong Network Company from May 2001 to August 2003. From May 2000 to May 2001, Mr. Liu served as a vice president for the China region at Clarent Corporation, a provider of software-based communications solutions. Prior to that, from May 1994 to May 2000, Mr. Liu headed the value-added service division of Jitong Network Communications Co., Ltd. Mr. Liu received a bachelor’s degree in communication engineering from Guilin University of Electronic Technology, a master’s degree in communication and information system from Xidian University in China, a master’s degree in psychology from Peking University in China, and an M.B.A. degree from Fordham University.

Mingyao Wang has served as our director since May 2012 and was appointed to our board by Prime Express Investments Limited. Mr. Wang is the managing partner of Beijing Legend Star Investment Limited, a venture capital firm. Prior to that, from March 2010 to December 2015, Mr. Wang was the director, and later a managing partner of the incubator investment division at Legend Holdings, an investment holding company focusing on strategic investments in various sectors, including information technology. Prior to joining Legend Holdings, from July 2005 to March 2010, Mr. Wang was a partner at Ninesail Investment Consulting (Beijing) Company Limited, a boutique investment bank in China. From November 2002 to July 2005, Mr. Wang was a senior vice president at Zero2IPO Group, a leading private equity related advisory and investment company in China. Prior to that, from April 2002 to November 2002, Mr. Wang was a marketing manager at Dacheng Fund Management Co., Ltd. From August 1996 to August 2000, Mr. Wang was an engineer at the Ministry of Water Resources of the PRC. Mr. Wang received a bachelor’s degree in engineering from Hohai University in China and an M.B.A. degree from Tsinghua University in China.

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

Kevin Junwen Lei has served as our chief financial officer since January 2016. Mr. Lei was vice president of our company from November 2013 to January 2016, responsible for equity investments. Prior to joining us, from January 2011 to October 2013, Mr. Lei served as chief financial officer of XDK Group Limited, a fiber communication solution provider in China. From June 2010 to October 2013, Mr. Lei served as senior manager and later as an advisor of Vermilion Partners Limited, a cross-border investment bank headquartered in London. From 2006 to May 2011, Mr. Lei served as an auditor at KPMG China. From 2005 to 2006, Mr. Lei worked in finance for ZMMC, a Fortune 500 company in China focusing on metal trading. Mr. Lei is a member of CICPA (The Chinese Institute of Certified Public Accountants), and he received a bachelor’s degree in Accounting from Zhejiang University in China.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2015, we paid an aggregate of approximately RMB3.8 million (US$0.6 million) in compensation in the form of cash to our directors and executive officers.

Certain of our PRC subsidiaries and our VIEs are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit. Shenzhen iDreamSky has contributed retirement and similar benefits to our executive officers in the year ended December 31, 2015. We have not otherwise set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Share Incentive Plans

We maintain share incentive plans in order to attract and retain talent, provide additional incentives to our employees, consultants and directors, and promote the success of our business.

2012 Share Incentive Plan

We adopted our 2012 Share Incentive Plan, or the 2012 Plan, in July 2012. As of the date of this annual report, we have granted our employees options to purchase 2,770,000 shares under the 2012 Plan, with an exercise price ranging from US$0.024 to US$0.048. As of the date of this annual report, no option is outstanding under the 2012 Plan. These options will expire in 10 years after the date of the grant. No options have been granted to our directors or officers. Other than the options already granted, there are currently no shares available for grant under the 2012 Plan. The following paragraphs summarize the terms of the 2012 Plan.

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

Amendment. No amendments, suspension or termination of the 2012 or change affecting any outstanding award shall, without written consent of the recipients, affect in any manner materially adverse to the recipients any rights or benefits of the recipient or obligations of us under any award granted under the plan prior to the effective date of such change. Subject to the above, the plan administrator may, at any time, amend, modify or suspend the plan, in whole or in part. To the extent then required by applicable law or any applicable listing agency or required under Sections 162, 409A, 422 or 424 of the United States Internal Revenue Code of 1986, as amended, to preserve the intended tax consequences of the 2012 Share Incentive Plan, or deemed necessary or advisable by the board, any amendment to the plan shall be subject to shareholder approval.

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

2014 Share Incentive Plan

We adopted a 2014 Share Incentive Plan, or the 2014 Plan, in June 2014. The maximum number of ordinary shares that may be issued pursuant to awards to be granted under the 2014 Plan is 18,099,530. As of the date of this annual report, options to purchase 240,000 ordinary shares are outstanding under the 2014 Plan, and we have granted 17,859,530 restricted shares to certain directors, officers and other employees under the 2014 Plan. The following paragraphs summarize the terms of the 2014 Plan.

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

As of the date of this annual report, we granted an aggregate of 17,859,530 restricted shares to certain directors, officers and other employees at no consideration. Out of the 17,859,530 restricted shares, 5,794,760 restricted shares or Performance Shares have performance conditions. The plan administrator determines and evaluates the performance of the grantee for purposes of the vesting of the Performance Shares. The evaluation criteria may be varied from time to time at the plan administrator’s absolute discretion. There were no performance conditions attached to the remaining 12,064,770 restricted shares. The vesting period of the 17,859,530 restricted shares ranges from 2 months to 48 months.

The following table summarizes, as of the date of this annual report, the restricted shares we granted to our directors, officers and other employees as a group under the 2014 Plan.

Name	Number of Outstanding Restricted Shares	Date of Grant
All directors and officers as a group(1)	3,461,750	June 17, 2014
	60,000	August 20, 2014
All other individuals as a group	8,738,330	June 17, 2014
	660,000	October 1, 2014
	100,000	December 5, 2014
	6,000	December 9, 2014
	4,833,450	April 1, 2015

(1)	Each of Jeffrey Lyndon Ko, Anfernee Song Guan, Ruby Rong Lu and Bin Yu has been granted restricted shares representing less than one percent of our total outstanding share capital as of the date of this annual report.

C.	Board Practices

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

Audit Committee

Our audit committee consists of Ms. Bin Yu, Ms. Ruby Rong Lu and Mr. David Yuan and is chaired by Ms. Bin Yu. All members of our audit committee satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. Our board also has determined that Ms. Bin Yu qualifies as an audit committee financial expert within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NASDAQ Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

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

Terms of Directors and Officers

Each of our directors shall hold office until the expiration of his or her term and his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. At each annual general meeting one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be removed from office by special resolution or the unanimous written resolution of all shareholders before the expiration of this term. A director will be vacated from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is prohibited by law from being a director. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors. Our officers are appointed by and serve at the discretion of the board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconducts being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice.

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

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

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

We had 329, 756 and 613 full-time employees as of December 31, 2013, 2014 and 2015, respectively. Their employment agreements with us are typically for a term of three years. Substantially all of our employees are based in the PRC. The following table sets forth the numbers of our employees categorized by areas of operations as of December 31, 2015:

Function	Number of Employees
Design, research and development	263
Operations	190
Publishing	71
General administration	89

Total	613

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 18, 2016 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 181,218,545 ordinary shares outstanding as of April 18, 2016, comprising 99,772,425 Class A ordinary shares and 81,446,120 Class B ordinary shares.

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

	Shares beneficially owned		Percentage of votes held
Name	Number	%†	%†
Directors and Executive Officers:
Michael Xiangyu Chen(1)	28,873,610	15.9	31.6
Jeffrey Lyndon Ko(2)	4,654,430	2.6	4.1
Anfernee Song Guan(3)	4,654,430	2.6	4.1
Steven Xiaoyi Ma	—	—	—
Erhai Liu	—	—	—
David Yuan	—	—	—
Mingyao Wang	—	—	—
Bin Yu(4)	*	*	*
Ruby Rong Lu(5)	*	*	*
Kevin Junwen Lei	—	—	—
All directors and executive officers as a group	38,202,470	20.8	39.7
Principal Shareholders:
Dream Data Services Limited(6)	28,873,610	15.9	31.6
THL A19 Limited(7)	39,040,980	21.5	21.5
LC Fund entities(8)	26,889,220	14.8	16.2
Redpoint entities(9)	21,847,100	12.1	13.1

*	Less than 1% of the outstanding ordinary shares.
†	Assumes 181,218,545 ordinary shares outstanding as of April 18, 2016, comprised of 99,772,425 Class A ordinary shares and 81,446,120 Class B ordinary shares. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Each Class B ordinary shares is entitled to ten votes, whereas each Class A ordinary share is entitled to one vote.
(1)	Represents (i) 28,873,610 Class B ordinary shares directly held by Dream Data Services Limited, or Dream Data. Dream Data is a British Virgin Islands company wholly-owned by MICH Limited, which is a Guernsey company wholly-owned by Mr. Chen through a family trust.
(2)	Represents (i) 3,654,430 Class B ordinary shares held by Shipshape Holdings Limited, or Shipshape, and (ii) 1,000,000 vested restricted shares. Shipshape is a British Virgin Islands company wholly-owned by Mr. Ko through a family trust. The business address of Mr. Ko is 16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong province, China.
(3)	Represents (i) 3,654,430 Class B ordinary shares held by DT01, and (ii) 1,000,000 vested restricted shares. DT01 is a British Virgin Islands company wholly-owned by Mr. Guan through a family trust. The business address of Mr. Guan is 16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong province, China.
(4)	Ms. Yu is currently serving as an independent director of our company, with her business address at 328 Xinghu Street, 12-A3, Suzhou Industrial Park, Suzhou, Jiangsu, 215123, China.
(5)	Ms. Lu is currently serving as an independent director of our company, with her business address at Unit 1, Level 10, Tower W2 Oriental Plaza, No.1 East Chang An Avenue, Dong Cheng District, Beijing, the PRC.
(6)	Represents 28,873,610 Class B ordinary shares directly held by Dream Data. Prometheus has irrevocably granted to Dream Data the proxy to vote all the shares it beneficially owns in the Issuer. Dream Data is a British Virgin Islands company wholly owned by MICH Limited, a Guernsey incorporated company, which is in turn 100% beneficially owned by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer, through a family trust. The registered address of Dream Data is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. The registered address of MICH Limited is MICH Limited of Helvetia Court, South Esplanade, St. Peter Port, Guernsey.

(7)	Represents (i) 21,520,490 Class A ordinary shares, (ii) 17,520,490 Class B ordinary shares. THL A19 Limited, or THL A19, a company incorporated under the laws of British Virgin Islands, is 95% owned by Tencent Holdings Limited and 5% owned by Tencent Growthfund Limited, which is in turn 100% owned by Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered address of THL A19 is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Represents (i) 12,516,850 Class A ordinary shares and 12,516,850 Class B ordinary shares held by LC Fund V, L.P. and (ii) 927,760 Class A ordinary shares and 927,760 Class B ordinary shares held by LC Parallel Fund V, L.P. The LC Fund entities are partnership organized under the laws of the Cayman Islands controlled by LC Fund V GP Limited, which is managed by its board of directors, including Wang Chau, Hao Chen and Nengguang Wang. Legend Holdings indirectly holds 20% interests in LC Fund V GP Limited. The registered office of the LC Fund entities is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(9)	Represents (i) 10,650,460 Class A ordinary shares in the form of ADSs and 10,650,460 Class B ordinary shares held by Redpoint Ventures IV, L.P., and (ii) 273,090 Class A ordinary shares, including 273,088 Class A ordinary shares in the form of ADSs, and 273,090 Class B ordinary shares held by Redpoint Associates IV, L.L.C. Redpoint Ventures IV, L.L.C., the general partner of Redpoint Ventures IV, L.P., has the voting and investment power over our shares held by Redpoint Ventures IV, L.P. Allen Beasley, Jeffrey Brody, Robert Thomas Dyal, Timothy Haley, John Walecka, Geoffrey Yang and Christopher Moore are the managing members of Redpoint Ventures IV, L.L.C. and Redpoint Associates IV, L.L.C. The registered address of the Redpoint entities is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Based on a review of the register of members maintained by our Cayman Islands share registrar, as of April 18, 2016, 71,555,872 of our ordinary shares, including 60,632,322 Class A ordinary shares (including 60,632,320 Class A ordinary shares represented by 15,158,080 ADSs held of record by The Bank of New York Mellon, the depositary of our ADS program) and 10,923,550 Class B ordinary shares were held by three record holders in the United States, representing 39.5% of our total issued and outstanding Class A and Class B ordinary shares.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. On a poll, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company, other than the going private transaction as disclosed in “Item 4. Information on the Company — A. History and Development of the Company.”

In connection with our entry into the Merger Agreement with Dream Investment and Merger Sub on December 31, 2015, Dream Data, Shipshape, DT01, THL A19, Prometheus Capital (International) Co, Ltd., Ultimate Lenovo Limited, the Redpoint entities, and the LC Fund entities (together, the “Supporting Shareholders”) entered into a support agreement with Dream Investment and Dream Technology Holdings Limited on the same date (the “Support Agreement”). Pursuant to the Support Agreement, each of the Supporting Shareholders has agreed to, among other things, with respect to the shares (including those represented by ADSs) beneficially owned or to be beneficially owned by such Supporting Shareholder, to vote, (i) in favor of the authorization and approval of the Merger Agreement, the merger and other transactions contemplated by the Merger Agreement and any actions required in furtherance thereof, (ii) against any alternative acquisition proposal or any other transaction, proposal, agreement or action made in opposition to authorization and approval of the merger, (iii) against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the transaction contemplated by the Merger Agreement or the performance by such Supporting Shareholder of its/his obligations under the Support Agreement, (iv) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Company contained in the Merger Agreement, or of such Supporting Shareholder contained in the Support Agreement, (v) in favor of any adjournment or postponement of the extraordinary general meeting of the Company’s shareholders as may be reasonably requested by Dream Investment, and (vi) in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement. Subject to applicable laws, each Supporting Shareholder irrevocably appoints Dream Investment and any of its designee as its proxy and attorney-in-fact in connection with the voting of the shares (including those represented by ADSs) beneficially owned or to be beneficially owned by such Supporting Shareholder.

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

Transactions with Certain Shareholders

In January 2013, Shenzhen iDreamSky and Shenzhen Tencent Computer Systems Company Limited, or Shenzhen Tencent, entered into a mobile games channel promotion framework agreement, pursuant to which Shenzhen Tencent will provide to Shenzhen iDreamSky certain Android version of mobile games to be published on Shenzhen iDreamSky’s platforms in mainland China. Shenzhen Tencent and Shenzhen iDreamSky adopt a revenue sharing arrangement for the total revenue generated from publishing such mobile games on Shenzhen iDreamSky’s platforms. The revenue sharing term of the agreement is in line with industry practice. In 2014 and 2015, the revenue recognized under this agreement was insignificant.

In September 2013, Shenzhen iDreamSky entered into a mobile license and distribution agreement with Shenzhen Tencent and Tencent Technology (Shenzhen) Company Limited, or together, Tencent, affiliates of THL A19, and Halfbrick, pursuant to which Shenzhen iDreamSky and Halfbrick shall provide an exclusive mobile version of Fruit Ninja to Tencent for Tencent’s distribution and operation on its platforms. Tencent will share the gross billings generated by the game pursuant to the revenue sharing arrangement under the agreement with Shenzhen iDreamSky and Halfbrick. For the years ended December 31, 2014 and 2015, the revenue recognized under this agreement was insignificant

Transactions with Certain Directors and Officers

Historically, Mr. Chen has extended certain loan to Shenzhen Mengyu to fund its working capital, and we have also made cash advances to Mr. Chen in connection with business activities for our company from time to time, primarily including business travel, accommodation and related business expenses, which were repaid on a rolling basis. The balance of the amounts that we owed to Mr. Chen, which is the loan Mr. Chen extended to us offset by our cash advance to Mr. Chen, was RMB196,000, RMB84,000 and RMB88,000 (US$14,000)as of December 31, 2013, 2014 and 2015, respectively.

We have made cash advances to Jeffrey Lyndon Ko and Anfernee Song Guan in connection with business activities for our company from time to time, primarily including business travel, accommodation and related business expenses, which were repaid on a rolling basis. The balance of cash advanced to Mr. Ko for such purposes was RMB56,000, RMB470,000 and RMB70,000 (US$10,806), and to Mr. Guan nil, RMB261,000 and RMB261,000 (US$40,291) as of December 31, 2013, 2014 and 2015, respectively.

Merger Agreement

On December 31, 2015, we entered into the Merger Agreement with Dream Investment and Merger Sub, a wholly-owned subsidiary of Dream Investment, which is a Cayman Islands exempted company beneficially owned by Michael Xiangyu Chen. See “Item 4. Information on the Company — A. History and Development of the Company.”

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

We and certain of our officers and directors were named as defendants in three putative securities class action lawsuits filed in the U.S. District Court for the Southern District of New York and one putative securities class action lawsuit filed in New York state court: Hung v. iDreamSky Technology Limited, et al., Civil Action No. 1:15-cv-02514 (S.D.N.Y.; filed on April 2, 2015); Griffith v. iDreamSky Technology Limited, et al., Civil Action No. 1:15-cv-02944 (S.D.N.Y.; filed on April 15, 2015); Jeremias v. iDreamSky Technology Limited, et al., Civil Action No. 1:15-cv-03484 (S.D.N.Y.) ( filed on May 5, 2015); and Mansour v. iDreamSky Technology Limited, et al., No. 651340/2015 (Sup. Ct. N.Y. County; filed on April 22, 2015). The complaints in the above-mentioned putative securities class action lawsuits allege that certain public statements made by our company during the respective alleged class periods, including our registration statement and prospectus issued in connection with our initial public offering, contained material misstatements and assert claims under the U.S. securities laws. On January 15, 2016, the court consolidated these actions in a single action in the U.S. District Court for the Southern District of New York, captioned In re iDreamSky Technology Limited Securities Litigation, Civil Action No. 1:15-cv-2514 (S.D.N.Y.) (JPO), and appointed a lead plaintiff and lead counsel. On March 25, 2016, lead plaintiff filed a consolidated amended class action complaint. We believe that we have meritorious defenses to the complaint and we intend to vigorously defend ourselves against the claim.

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

Our board of directors has discretion on whether to pay dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, pursuant to the Merger Agreement, we are required not to declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of our shares without the prior written consent of the other merger parties from the date of the Merger Agreement to the date when the merger becomes effective. If we pay any dividends, ADS holders will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “DSKY.” Each ADS represents four of our Class A ordinary shares. For the period from August 7, 2014 to April 28, 2016, the trading price of our ADSs on the NASDAQ Global Select Market has ranged from US$6.64 to US$25.95 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods specified.

	Sales Price (US$)
	High	Low
Annual High and Low
2014 (from August 7, 2014)	25.95	14.87
2015	17.60	6.64

Quarterly High and Low
Third Quarter 2014 (from August 7, 2014)	25.95	15.68
Fourth Quarter 2014	22.00	14.87
First Quarter 2015	17.60	6.64
Second Quarter 2015	14.68	6.87
Third Quarter 2015	12.64	8.51
Fourth Quarter 2015	13.54	9.91
First Quarter 2016	13.80	12.80
Monthly High and Low
November 2015	12.90	11.75
December 2015	13.54	12.28
January 2016	13.50	12.80
February 2016	13.59	13.02
March 2016	13.80	13.46
April 2016 (through April 28, 2016)	13.90	13.68

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not discuss the so-called Medicare tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction. In addition, this discussion does not address any withholding taxes or reporting obligations applicable to accounts maintained with non-United States financial institutions (through which a United States Holder may hold our ADSs or ordinary shares).

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

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our ADSs (but not our ordinary shares) are. Based on existing guidance, it is unclear whether our ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure non-corporate United States Holders, that dividends we pay on the ordinary shares that are represented by ADSs (but not on the ordinary shares that are not represented) will, subject to applicable limitations, be eligible for the reduced rates of taxation applicable to qualified dividend income. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “—People’s Republic of China Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs or readily tradable on an established United States securities market, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

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

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source gain or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of ADSs or ordinary shares (see “—People’s Republic of China Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, such gain will be treated as a separate class or “basket” of income for purposes of the foreign tax credit under Section 865(h) of the Code. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The classification of certain of our income as active or passive and certain of our assets as producing active or passive income may depend on the interpretation of certain United States Treasury Regulations, including certain Treasury Regulations relating to royalty income and income from intangible assets, certain IRS guidance relating to the classification of assets as producing active or passive income, and certain guidance and rules relating to the distinction between services income and royalties. Such rules and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the taxable year ending December 31, 2015, or we may become a PFIC for the current or one or more future taxable years.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we are treating our VIEs and their subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to substantially all of the economic benefits associated with these entities, and as a result, we consolidate these entities’ operating results in our consolidated GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we likely would be treated as a PFIC for the taxable year ending on December 31, 2015 and any subsequent taxable year.

Accordingly, assuming that we are the owner of our VIEs for United States federal income tax purposes, based on the market value of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending December 31, 2015, and we do not expect to be a PFIC for our current taxable year ending December 31, 2016. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the current taxable year or any subsequent taxable year. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

The determination of whether we are or will become a PFIC for any taxable year may depend, in part, upon the value of our goodwill and other intangibles not reflected on our balance sheet (which may be determined based upon the market value of our ADSs or ordinary shares from time to time, which may be volatile) and may also be affected by how, and how quickly, we spend our liquid assets and the cash raised in offerings. Among other matters, if our market capitalization were to decrease below our current market capitalization, we may be or become a PFIC for the current or future taxable years. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other intangibles, which may result in our company being classified as a PFIC for the taxable year ending December 31, 2015, or becoming classified as a PFIC for the current or one or more future taxable years.

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

The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. It remains difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2015, we had U.S. dollar-denominated cash balances of US$64.2 million. Assuming we had converted the US$64.2 million into the Renminbi at the exchange rate of US$1.00 for RMB6.4778 as of December 31, 2015, this cash balance would have been RMB415.8 million. Assuming a 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased by RMB4.2 million (US$0.6 million).

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

Credit Risk

Our credit risk is primarily attributable to cash and cash equivalents, accounts receivable and other receivables. As of December 31, 2015, all our cash and cash equivalents and short-term time deposits were held by major financial institutions located in the PRC, Hong Kong, and the United States, which management believe are of high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions. In 2014 and 2015, we received US$1.0 million and nil, respectively, from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

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

For the period from the effective date of the registration statement to December 31, 2015, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$13.9 million, which included US$10.0 million for underwriting discounts, commissions and incentive fees and US$3.9 million for other expenses. We received net proceeds of approximately US$148.0 million from our initial public offering.

For the period from the effective date to December 31, 2015, we used US$62.9 million of the net proceeds received from the initial public offering and the concurrent private places on acquisitions of games and related intellectual property contents and investments in small-sized companies that we believe complement our business.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were ineffective due to the material weaknesses disclosed below in “Management’s Annual Report on Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in “Internal Control—Integrated Framework (2013) “ issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As a result of management’s evaluation of our internal control over financial reporting, management identified two material weaknesses in our internal control. One of the material weaknesses identified relates to our lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. The other material weakness identified relates to our lack of effective control procedures, including the lack of a comprehensive accounting manual, to track, estimate and record the revenue that we share with our game developer partners and to assess the completeness and accuracy of the related accruals on the shared revenue and the related withheld taxes. As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2015.

To remediate the material weaknesses described above and enhance our internal control over financial reporting: (i) we have provided and continue to provide additional training for our new and existing accounting personnel by expanding and enhancing their training program on U.S. GAAP financial statement preparation and financial reporting; and (ii) we have implemented and further improved our accounting manual to enhance our ability to track, estimate and record the game revenue that we share with our game developer partners and to assess the completeness and accuracy of the related accruals on the shared revenue and withheld taxes. As a result of such efforts, we were in the view that our internal control over financial reporting has been improved. However, we cannot assure you that we will be able to remediate the material weaknesses as discussed above, or that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s independent registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Control Over Financial Reporting

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the evaluation we conducted, management has concluded that only those changes implemented by management and described under “—Management’s Annual Report on Internal Control over Financial Reporting” above occurred during the period covered by this annual report on Form 20-F. Management believes the measures that have been implemented to remediate the material weaknesses have had a material impact on our internal control over financial reporting, and anticipates that these measures and other ongoing enhancements will continue to have a material impact on our internal control over financial reporting in future periods.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Bin Yu qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. All members of our audit committee satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

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

	2014		2015
Audit fees(1)	US$	2,539,625	US$	1,042,020
Tax fees(2)	US$	30,622	US$	30,875
All other fee(3)		—	US$	52,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, as well as the services in connection with our initial public offering in 2014.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.
(3)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain financial due diligence project.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In March 2015, our board of directors approved a share repurchase program, which provided authorization to purchase up to US$20 million worth of our outstanding ADSs. This program expired in March 2016. The following table sets forth the number of ADSs we purchased, as well as the aggregate consideration for the purchase (including transaction fees), through open-market transactions during the course of the program.

Issuer Purchases of Equity Securities
Period	Total Number of ADSs Purchased	Average Price Paid per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program
March 2015	112,400	US$	7.22	112,400	US$	19.2 million
June 2015	63,900	US$	10.65	176,300	US$	18.5 million

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and qualify as a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing four Class A ordinary shares, are listed on the NASDAQ Global Select Market. Under Rule 5615 of the NASDAQ Stock Market Marketplace Rules, Nasdaq-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by NASDAQ with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of NASDAQ:

•	We follow home country practice that permits us not to hold an annual meeting of shareholders no later than one year after the end of our fiscal year-end in lieu of complying with Rule 5620. We did not hold an annual meeting of shareholders in 2015. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

•	We follow home country practice that permits us not to have a majority of our board of directors composed of independent directors in lieu of complying with Rule 5605(b)(1). Our board of directors is currently composed of nine directors, three of whom are independent directors.

•	We follow home country practice that permits our board of directors not to have a compensation committee composed solely of independent directors in lieu of complying with Rule 5605(d)(2)(A). Our compensation committee is currently composed of three members, two of whom are independent directors.

•	We follow home country practice that permits our board of directors not to have a nomination committee composed solely of independent directors in lieu of complying with Rule 5605(e)(1). Our nominating and corporate governance committee is currently composed of three members, two of whom are independent directors.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of iDreamSky Technology Limited, its subsidiaries and its variable interest entities are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit number	Description of document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

2.1	Form of the Registrant’s American depositary receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange on July 3, 2014)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange on July 3, 2014)

2.3	Form of Deposit Agreement between the Registrant, the depositary and owners and holders of the American depositary shares (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.1	2012 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.2	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.3	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.4	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.5	Exclusive Business Cooperation Agreement, dated April 19, 2012, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

Exhibit number	Description of document
4.6	Exclusive Option Agreement, dated March 12, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.7	Loan Agreement, dated March 12, 2014, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.8	Equity Interest Pledge Agreement, dated March 12, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.9	Power of Attorney, dated November 29, 2013, by the shareholder of Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.10	Spouse Consent Letter, dated March 12, 2014, by the spouse of the shareholder of Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.11	English translation of Framework Agreement, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd., the shareholder of Shenzhen iDreamSky Technology Co., Ltd. and Shenzhen Huaxiu Investment Co., Ltd. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.12	English translation of Framework Agreement, dated March 12, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.13	Exclusive Business Cooperation Agreement, dated April 19, 2012, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.14	Exclusive Option Agreements, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd. and the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.15	Loan Agreements, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.16	Equity Interest Pledge Agreements, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd. and the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

Exhibit number	Description of document
4.17	Powers of Attorney, dated November 29, 2013, by the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.18	Spouse Consent Letters, dated March 5, 2014, by the respective spouse of each of the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.19	English translation of Framework Agreement, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., and the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.20	English translation of Framework Agreement, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., and the shareholders of Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.21	Exclusive Business Cooperation Agreement, dated April 19, 2012, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and Beijing Chuangmeng Wuxian Technology Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.22	Exclusive Option Agreements, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd. and the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.23	Equity Interest Pledge Agreements, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd. and the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.24	Powers of Attorney, dated November 29, 2013, by the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.25	Spouse Consent Letters, dated November 29, 2013, by the respective spouse of each of the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.26	English translation of Framework Agreement, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd., the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd. and Meiping Li (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.27	Preferred Share Subscription Agreement, dated April 13, 2012, among the Registrant, Beijing Chuangmeng Wuxian Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., Michael Xiangyu Chen, Dream Data Services Limited, Meiping Li, Huaxiu Investment Limited, Jeffrey Lyndon Ko, Dream Soft Services Limited, Prime Express Investments Limited, Ultimate Lenovo Limited, LC Fund V, L.P., LC Parallel Fund V, L.P., Redpoint Ventures IV, L.P. and Redpoint Associates IV, L.L.C. (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

Exhibit number	Description of document
4.28	Form of Warrant to subscribe for Series B-1 preferred shares, dated May 3, 2012, executed by the Registrant and accepted by LC Fund V, L.P., LC Parallel Fund V, L.P., Redpoint Ventures IV, L.P. and Redpoint Associates IV, L.L.C. (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.29	Preferred Share Subscription Agreement, dated September 3, 2013, among the Registrant, iDreamSky Technology (HK) Limited, Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., Michael Xiangyu Chen, Dream Data Services Limited, Meiping Li, Huaxiu Investment Limited, Jeffrey Lyndon Ko, Anfernee Song Guan, LC Fund V, L.P., LC Parallel Fund V, L.P., Redpoint Ventures IV, L.P., Redpoint Associates IV, L.L.C. and THL A19 Limited (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.30	Form of Repurchase Agreement, dated September 9, 2013, among the Registrant and certain of its shareholders (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.31	Second Amended and Restated Shareholders Agreement, dated September 10, 2013, among the Registrant, iDreamSky Technology (HK) Limited, Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., Michael Xiangyu Chen, Dream Data Services Limited, Anfernee Song Guan, Halfbrick International Holdings Pty Ltd, Dream Soft Services Limited, Prime Express Investments Limited, Ultimate Lenovo Limited, LC Fund V, L.P., LC Parallel Fund V, L.P., Redpoint Ventures IV, L.P., Redpoint Associates IV, L.L.C. and THL A19 Limited (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.32	Regional Distribution Agreement, dated March 7, 2014, between Halfbrick Studios Pty. Ltd. and Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.33	Publisher License Agreement, dated January 28, 2013, between Imangi Studios, LLC and Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., as amended on March 26, 2013 and February 15, 2014, respectively (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.34	Binding Term Sheet, dated May 27, 2013, between ApS (currently known as Kiloo A/S) and Shenzhen Mengyu Technology Co., Ltd. (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.35	Form of Subscription Agreement between the Registrant and each of Cheetah Mobile Inc., LINE Corporation and THL A19 Limited (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.36	English translation of Lease Contract, dated August 1, 2013, between Shenzhen iDreamSky Technology Co., Ltd. and Science Park Branch of Shenzhen Kexing Biotech Co., Ltd. (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Securities and Exchange Commission on July 3, 2014)

4.37	English translation of Lease Contract, dated January 26, 2014, between Shenzhen iDreamSky Technology Co., Ltd. and Science Park Branch of Shenzhen Kexing Biotech Co., Ltd. (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F filed the Securities and Exchange Commission on April 30, 2015)

4.38	English translation of Game Business Cooperation Agreement, effective from January 1, 2015, between Migu Interactive Entertainment Limited and Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F filed the Securities and Exchange Commission on April 30, 2015)

Exhibit number	Description of document
4.39	English translation of China Mobile Internet Base Service Agreement, dated June 6, 2014, between China Mobile Group Guangdong Co., Ltd. and Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F filed the Securities and Exchange Commission on April 30, 2015)

4.40	English translation of Cooperation Agreement on Mobile Game Business, effective from January 1, 2015, between Dazzle Interactive Network Technologies Co., Ltd. (a subsidiary of China Telecom) and Shenzhen iDreamSky Technology Co., Ltd. (incorporated by reference to Exhibit 4.41 from our annual report on Form 20-F filed the Securities and Exchange Commission on April 30, 2015)

4.41	Agreement and Plan of Merger, dated December 31, 2015, among the Registrant, Dream Investment Holdings Limited and Dream Merger Sub Limited (incorporated by reference to Exhibit 99.1 from our Form 6-K (File No.001-36572) filed with the Securities and Exchange Commission on December 31, 2015)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-197246), as amended, initially filed publicly with the Commission on July 3, 2014)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Han Kun Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iDreamSky Technology Limited

By:	/s/ Michael Xiangyu Chen
Name: Michael Xiangyu Chen Title: Chairman and Chief Executive Officer

Date: April 29, 2016

[Signature Page to 20-F]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iDreamSky Technology Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ (deficit)/equity and cash flows present fairly, in all material respects, the financial position of iDreamSky Technology Limited (the “Company”) and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 29, 2016

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2015

		As of December 31,
	Note	2014	2015	2015
		RMB’000	RMB’000	US$’000
				(Note 2.5)
Assets
Current assets
Cash and cash equivalents	5	929,829	594,312	91,746
Short-term deposits		4,000	—	—
Accounts receivable	6	204,541	348,494	53,798
Amounts due from related parties	22	16,277	10,702	1,652
Prepayments and other current assets	7	189,424	330,420	51,008
Deferred tax assets	18	—	3,304	510

Total current assets		1,344,071	1,287,232	198,714

Non-current assets
Equity investments	8	26,801	94,308	14,559
Prepayments and other non-current assets	9	46,256	29,802	4,601
Available-for-sale securities	10	19,852	84,016	12,970
Property and equipment, net	11	15,901	16,917	2,612
Intangible assets, net	12	97,505	476,521	73,562
Deferred tax assets	18	—	1,020	157
Goodwill		—	60,189	9,291

Total non-current assets		206,315	762,773	117,752

Total assets		1,550,386	2,050,005	316,466

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2015 (CONTINUED)

	Note	As of December 31,
		2014	2015	2015
		RMB’000	RMB’000	US$’000
				(Note 2.5)
Liabilities and shareholders’ equity
Current liabilities
Short-term bank loans (including short-term bank loans of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB20,000,000 and RMB110,000,000 as of December 31, 2014 and 2015, respectively)	13	20,000	110,000	16,981
Deferred revenue (including deferred revenue of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB41,411,000 and RMB68,044,000 as of December 31, 2014 and 2015, respectively)	14	41,411	71,524	11,041
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB163,072,000 and RMB127,367,000 as of December 31, 2014 and 2015, respectively)		182,663	212,023	32,731
Income tax payable (including income tax payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMBnil and RMB29,685,000 as of December 31, 2014 and 2015, respectively)		5,781	36,941	5,703
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB40,897,000 and RMB64,367,000 as of December 31, 2014 and 2015, respectively)	15	47,286	68,202	10,529
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB10,000,000 and RMB14,000,000 as of December 31, 2014 and 2015, respectively)	22	18,706	14,000	2,161

Total current liabilities		315,847	512,690	79,146

Non-current liabilities

Deferred tax liabilities	18	27,005	65,083	10,047
Deferred government subsidies		—	9,730	1,502

Contingent deferred consideration	4	—	16,409	2,533

Total non-current liabilities		27,005	91,222	14,082

Total liabilities		342,852	603,912	93,228

Commitments and contingencies	23

The accompanying notes are an integral part of these consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2015 (CONTINUED)

	Note	As of December 31,
		2014	2015	2015
		RMB’000	RMB’000	US$’000
				(Note 2.5)
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized as of December 31, 2014 and 2015, 173,912,753 shares issued and outstanding as of December 31, 2014 , 185,912,753 shares issued and 181,218,545 shares outstanding as of December 31, 2015)	19	107	112	17
Treasury stock (nil and 4,694,208 shares as of December 31, 2014 and 2015, respectively)	19	—	(9,232)	(1,425)
Additional paid-in capital		2,460,677	2,565,182	395,997
Statutory reserves		5,237	5,237	808
Accumulated deficit		(1,248,020)	(1,201,135)	(185,423)
Accumulated other comprehensive (loss)/income		(10,693)	65,662	10,136

Total iDreamSky Technology Limited shareholders’ equity		1,207,308	1,425,826	220,110
Non-controlling interests		226	20,267	3,128

Total shareholders’ equity		1,207,534	1,446,093	223,238

Total liabilities and shareholders’ equity		1,550,386	2,050,005	316,466

The accompanying notes are an integral part of these consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

		Year ended December 31,
	Note	2013	2014	2015	2015
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2.5)

Revenues:
Game revenues (including transactions with related parties of RMBnil, RMB20,146,000 and RMB2,399,000, respectively)		244,806	982,845	1,568,850	242,189
Other revenues		1,762	1,308	69,675	10,756

Total revenues		246,568	984,153	1,638,525	252,945

Cost of revenues (1)	16	(155,898)	(580,954)	(1,031,908)	(159,299)

Gross profit		90,670	403,199	606,617	93,646

Operating expenses:
Research and development expenses (1)		(14,214)	(63,678)	(100,620)	(15,533)
Sales and marketing expenses (1)		(27,940)	(104,645)	(180,386)	(27,847)
General and administrative expenses (1)		(14,780)	(236,788)	(199,986)	(30,873)

Total operating expenses		(56,934)	(405,111)	(480,992)	(74,253)

Other gains–net	17	106	8,855	3,508	542

Operating income		33,842	6,943	129,133	19,935

Other income/(expenses):
Interest income		81	1,785	16,460	2,541
Foreign exchange gain/(loss) and others		266	5,107	(31,746)	(4,901)
Impairment loss on cost method investments		—	(3,029)	—	—
Share of loss from equity method investments		(170)	(697)	(2,597)	(401)

Income before income tax		34,019	10,109	111,250	17,174
Income tax expense	18	(6,174)	(26,810)	(65,362)	(10,090)

Net income/(loss)		27,845	(16,701)	45,888	7,084
Net loss/(income) attributable to the non-controlling interest shareholders		287	(174)	997	154

Net income/(loss) attributable to iDreamSky Technology Limited		28,132	(16,875)	46,885	7,238

Accretion to convertible redeemable preferred shares redemption value		(262,782)	(1,054,890)	—	—
Deemed dividend to series A convertible redeemable preferred shares		(14,402)	—	—	—
Deemed dividend to Li Meiping ordinary shares		(29,075)	—	—	—

Net (loss)/income attributable to ordinary shareholders of iDreamSky Technology Limited		(278,127)	(1,071,765)	46,885	7,238

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015 (CONTINUED)

		Year ended December 31,
		2013	2014	2015	2015
	Note	RMB’000	RMB’000	RMB’000	US$’000
					(Note 2.5)

Net income/(loss)		27,845	(16,701)	45,888	7,084
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax		4,559	(15,354)	40,633	6,273
Net unrealized gain on available-for-sale securities, net of nil tax		—	—	35,722	5,515

Total other comprehensive income/(loss)		4,559	(15,354)	76,355	11,788

Comprehensive income/(loss)		32,404	(32,055)	122,243	18,872

Comprehensive loss/(income) attributable to the non-controlling interest		287	(174)	997	154

Comprehensive income/(loss) attributable to iDreamSky Technology Limited		32,691	(32,229)	123,240	19,026

Net (loss)/income per share attributable to the ordinary shareholders of iDreamSky Technology Limited
- Basic (RMB)	21	(6.97)	(11.34)	0.26	0.04
- Diluted (RMB)	21	(6.97)	(11.34)	0.26	0.04

Net (loss)/income per ADS attributable to the ordinary shareholders of iDreamSky Technology Limited
- Basic (RMB)		(27.88)	(45.36)	1.04	0.16
- Diluted (RMB)		(27.88)	(45.36)	1.04	0.16

Weighted average number of ordinary shares used in per share calculation:
- Basic (thousands)	21	39,930	94,548	177,446	177,446
- Diluted (thousands)	21	39,930	94,548	183,327	183,327

(1) Share-based compensation expense included:
- Cost of revenues		89	441	703	109
- Research and development expenses		174	10,943	20,554	3,173
- Sales and marketing expenses		—	275	513	79
- General and administrative expenses		66	174,091	82,069	12,669

The accompanying notes are an integral part of these consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	Ordinary shares outstanding		Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive income	Non-controlling interest	Total shareholders’ deficit
	Number of shares	Amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2013	42,740,000	27	—	(37,664)	—	102	103	(37,432)

Share-based compensation expense	—	—	329	—	—	—	—	329
Repurchase of ordinary shares	(1,707,880)	(1)	—	(4,456)	—	—	—	(4,457)
Deemed dividend to series A convertible redeemable preferred shares – repurchase of shares	—	—	(329)	(14,073)	—	—	—	(14,402)
Deemed dividend to Li Meiping ordinary shares – repurchase of shares	—	—	—	(29,075)	—	—	—	(29,075)
Accretion to convertible redeemable preferred shares redemption value	—	—	—	(262,782)	—	—	—	(262,782)
Net income	—	—	—	28,132	—	—	(287)	27,845
Statutory reserves	—	—	—	(2,701)	2,701	—	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	4,559	—	4,559
Capital contribution from non-controlling interests	—	—	—	—	—	—	236	236

Balance at December 31, 2013	41,032,120	26	—	(322,619)	2,701	4,661	52	(315,179)

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015 (CONTINUED)

	Ordinary shares outstanding		Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive income	Non-controlling interest	Total shareholders’ (deficit)/ equity
	Number of shares	Amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2014	41,032,120	26	—	(322,619)	2,701	4,661	52	(315,179)

Share-based compensation expense	—	—	185,750	—	—	—	—	185,750
Accretion to convertible redeemable preferred shares, redemption value	—	—	(148,900)	(905,990)	—	—	—	(1,054,890)
Issuance of ordinary shares upon initial public offerings net of issuance costs	42,353,333	26	887,707	—	—	—	—	887,733
Conversion of preferred share upon initial public offerings	90,527,300	55	1,536,120	—	—	—	—	1,536,175
Net loss	—	—	—	(16,875)	—	—	174	(16,701)
Statutory reserves	—	—	—	(2,536)	2,536	—	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	(15,354)	—	(15,354)

Balance at December 31, 2014	173,912,753	107	2,460,677	(1,248,020)	5,237	(10,693)	226	1,207,534

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015 (CONTINUED)

	Ordinary shares outstanding		Treasury Stock		Additional paid-in capital	Accumulate deficits	Statutory reserves	Accumulated other comprehensive income	Non-controlling interests	Total shareholders’ equity
	Number of shares	Amount	Number of shares	Amount
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2015	173,912,753	107	—	—	2,460,677	(1,248,020)	5,237	(10,693)	226	1,207,534

Share-based compensation expense	—	—	—	—	103,839	—	—	—	—	103,839
Net income	—	—	—	—	—	46,885	—	—	(997)	45,888
Unrealized gain on available-for-sale securities, net of nit tax	—	—	—	—	—	—	—	35,722	—	35,722
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	40,633	—	40,633
Repurchase of ordinary shares	(705,200)	—	705,200	(9,235)	—	—	—	—	—	(9,235)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	21,038	21,038
Issuance of ordinary shares held by the Company to treasury stock	—	—	12,000,000	8	(8)	—	—	—	—	—
Vesting of restricted shares	5,320,992	3	(5,320,992)	(3)	—	—	—	—	—	—
Exercise of share options	2,690,000	2	(2,690,000)	(2)	674	—	—	—	—	674

Balance at December 31, 2015	181,218,545	112	4,694,208	(9,232)	2,565,182	(1,201,135)	5,237	65,662	20,267	1,446,093

The accompanying notes are an integral part of these consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

		Year ended December 31,
	Note	2013	2014	2015	2015
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2.5)
Cash flows from operating activities
Net income/(loss)		27,845	(16,701)	45,888	7,084
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
- Depreciation of property and equipment		1,788	4,035	8,674	1,339
- Amortization of intangible assets		1,990	6,071	69,075	10,663
- Impairment of intangible assets		—	—	8,162	1,260
- Impairment of prepaid minimum guarantee		—	—	14,385	2,200
- Allowance for doubtful accounts		—	—	4,870	752
- Loss on disposals of property and equipment		208	—	—	—
- Share-based compensation		329	185,750	103,839	16,030
- Impairment loss on cost method investments		—	3,029	—	—
- Share of loss from equity method investments		170	697	2,597	401
- Fair value change of preferred share warrant liability		514	—	—	—
- Deferred income taxes, net		(1,262)	28,267	32,454	5,010
- Foreign exchange (loss)/gain and others		(266)	1,046	14,243	2,199

Changes in operating assets and liabilities, net of effect of acquisitions
- Accounts receivable		(71,848)	(127,641)	(148,599)	(22,940)
- Amounts due from related parties		(26)	(16,221)	5,575	861
- Prepayments and other assets		(7,169)	(184,136)	(164,132)	(25,337)
- Accounts payable		78,211	76,199	4,087	631
- Accruals and other liabilities		18,875	20,196	16,632	2,568
- Deferred revenue		—	41,411	28,033	4,328
- Amounts due to related parties		1,095	—	13,977	2,158
- Income tax payable		7,239	(1,458)	31,160	4,810

Net cash provided by operating activities		57,693	20,544	90,920	14,017

Cash flows from investing activities
- Purchase of property and equipment		(8,473)	(11,252)	(9,089)	(1,403)
- Cash paid for equity investments		(1,500)	(19,369)	(99,585)	(15,373)
- Cash paid for Investment in available-for-sale securities		—	(19,852)	(28,442)	(4,391)
- Cash paid for business acquisition, net of cash acquired		—	—	(19,917)	(3,074)
- Investment in short-term time deposits		—	(4,000)	4,000	617
- Purchase of intangible assets		(2,520)	(124,140)	(372,570)	(57,515)
- Repayment from a related party		5,687	—	—	—

Net cash used in investing activities		(6,806)	(178,613)	(525,603)	(81,139)

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015 (CONTINUED)

		Year ended December 31,
	Note	2013	2014	2015	2015
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2.5)

Cash flows from financing activities
- Proceeds from borrowings		—	20,000	110,000	16,981
- Repayments of borrowings		—	—	(20,000)	(3,087)
- Governments grants received		—	—	10,909	1,684
- Proceeds from initial public offering (net of underwriters’ commissions of US$9,962,000)		—	918,039	—	—
- Payments of offering costs related to initial public offering		—	(24,133)	(6,173)	(953)
- Repurchase of ordinary shares		(33,839)	—	(9,235)	(1,425)
- Proceeds from issuance of preferred shares		134,350	—	—	—
- Preferred shares issuance costs		(6,961)	—	—	—
- Proceeds from exercise of preferred share warrants		24,648	—	—	—
- Payments for repurchase of preferred shares occurred in 2013		(17,672)	—	(8,683)	(1,340)
- Proceeds from capital contribution from non-controlling interest		236	—	—	—
- Proceeds from share options exercised		—	—	674	104

Net cash provided by financing activities		100,762	913,906	77,492	11,964

Net increase/(decrease) in cash and cash equivalents		151,649	755,837	(357,191)	(55,141)
Cash and cash equivalents at beginning of the year		31,365	179,658	929,829	143,541
Effect of exchange (loss)/gain on cash and cash equivalents		(3,356)	(5,666)	21,674	3,346

Cash and cash equivalents at end of the year		179,658	929,829	594,312	91,746

Supplemental disclosure of non-cash investing and financing activities
- Accretion to convertible redeemable preferred shares redemption value		262,782	1,054,890	—	—
- Repurchase of series A convertible redeemable preferred shares in form of payables		8,683	—	—	—
- Acquisition of intangible assets in form of payables and not yet paid		—	20,229	17,124	2,643
- Acquisition of equity investments in form of payables and not yet paid		—	10,000	16,409	2,533
- Conversion of preferred shares to ordinary shares		—	1,536,175	—	—
- Initial public offering related cost in form of other payables and not yet paid		—	6,173	—	—
- Unrealized gain on available-for-sale securities		—	—	35,722	5,515

The accompanying notes are an integral part of these consolidated financial statements.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Prior to the incorporation of the Company and the completion of the group reorganization (as explained below), the Group carried out its operation in the PRC since November 2009 through the following operating companies incorporated in the PRC:

•	Shenzhen Meng Yu Technology Co, Ltd ( , “Shenzhen Mengyu” or “VIE 1”), which was incorporated on November 19, 2009. As of April 19, 2012, Mr. Chen Xiangyu (“Mr. Chen”) owned 100% equity interest of VIE 1.

•	Shenzhen Chuang Meng Tian Di Technology Co., Ltd. ( , “Shenzhen iDreamSky” or “VIE 2”), which was incorporated on February 14, 2011. As of April 19, 2012, Mr. Chen owned 54.5%, Mr. Li Meiping (an angel investor, “Mr. Li”), through his wholly owned entity, Shenzhen Huaxiu Investment Limited, owned 25.5%, and Beijing Legend Star Investment Limited (another angel investor, “Legend Star”) owned 20% equity interest of VIE 2, respectively, and

•	Beijing Chuang Meng Wu Xian Technology Co., Ltd. ( , “Beijing Chuangmeng” or “VIE 3”) which was incorporated on January 31, 2012. As of April 19, 2012, Mr. Chen owned 88.7% and Mr. Li owned 11.3% equity interest in VIE 3, respectively.

VIE 1, VIE 2 and VIE 3 are collectively referred to as “PRC Operating Entities”. The PRC Operating Entities hold the necessary licenses and approvals to operate mobile game-related business in the PRC.

For the purpose of introduction of overseas investors and in preparation for a listing of the Company’s shares on the overseas capital markets, the Group underwent a reorganization (the “Reorganization”) in 2012 which was necessary in order to comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required.

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

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	Organization and principal activities (Continued)

1.2	Reorganization (Continued)

Except for the ordinary shares issued to Mr. Chen, the rights of the ordinary shares with preferential liquidation rights and the series A preferred shares issued by the Company are the same as those originally issued by VIE 2 to Mr. Li and Legend Star. This resulted in incremental rights being given to Mr. Li and Legend Star, which subsequently reassigned the subscription of shares to its related parties (“Legend II”) as noted below, and hence a transfer of value from Mr. Chen to those two parties which was accounted for as deemed dividend of US$0.1 million. The shares held by Mr. Li and Legend II are accounted for as mezzanine equity.

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

The Reorganization, together with certain shareholder transactions, were conducted in the following chronological order:

(i)	On February 23, 2012, the Company was incorporated in the Cayman Islands as an exempted company with limited liability. The then authorized share capital of the Company was US$50,000, consisting of 500,000,000 ordinary shares of US$0.0001 each. The Company originally expected to issue 36,794,440 ordinary shares to Mr. Chen, 17,205,560 ordinary shares with preferential liquidation rights to Mr. Li and 13,500,000 series A preferred shares to Legend Star on the date of the Company’s incorporation, representing 54.5%, 25.5% and 20% shareholding of the Company, respectively. However, the issuance of the series A preferred shares to Legend Star was deferred to May 3, 2012 and the following shareholder transactions were also conducted on the date of the Company’s incorporation.

•	Mr. Chen purchased 5,945,560 shares of the Company from Mr. Li for a cash consideration of US$900,000.

•	Mr. Chen transferred 2,976,000 shares of the Company to Jeffrey Lyndon Ko (“Mr. Ko”), who is a non-PRC resident and also a director and president of the Company who held the shares on behalf of Mr. Chen to facilitate the subsequent disposal of these shares to a third party.

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

(ii)	On March 6, 2012, iDreamSky Technology (HK) Limited (“iDreamSky HK”) was incorporated in Hong Kong as a wholly-owned subsidiary of the Company.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	Organization and principal activities (Continued)

1.2	Reorganization (Continued)

(iii)	On April 19, 2012, Chuang Meng Wu Xian (Beijing) Information Technology Co., Ltd. (“Chuang Meng Information” or “WFOE 1”) was established in the PRC as a wholly foreign owned enterprise of iDreamSky HK.

(iv)	On April 19, 2012, Chuang Meng Information, PRC Operating Entities and their then equity holders, except as noted below with respect to Legend Star, entered into a series of contractual arrangements (the “VIE Arrangements”), pursuant to which, Chuang Meng Information became the primary beneficiary and exercised effective control over the operational activates of the PRC Operating Entities. On April 19, 2012, Legend Star transferred its rights in VIE 2 to the Company through a shareholder agreement entered into between Mr. Chen, Mr. Li and Legend Star on January 10, 2012 and commenced the process to transfer its legal ownership in VIE 2 to Mr. Chen, as the proxy shareholder for WFOE 1, in return for RMB6.0 million. Accordingly, the PRC Operating Entities became the VIEs of Chuang Meng Information on that date. Further details of the VIE Arrangements are set out in Note 1.6 below.

(v)	On May 3, 2012, the Company issued 13,500,000 series A preferred shares to Legend II in return for RMB6.0 million.

(vi)	On July 29, 2013, the transfer of the 20% legal ownership in VIE 2 from Legend Star to Mr. Chen was completed.

Upon the completion of the Reorganization but before the issuance of series B preferred shares (also on May 3, 2012), the Company became the holding company of the Group, and Mr. Chen owned 63.32% equity interest (including the 3.2% held by Mr. Ko), Mr. Li owned 16.68% equity interest and Legend II owned 20% equity interest, respectively, in the Company.

1.3	Initial public offering

The Company completed its initial public offering (“IPO”) on August 7, 2014 and commenced the listing of its American Depositary Shares (“ADSs”) on the NASDAQ Global Select Market. The underwriters subsequently exercised their over-allotment option on August 12, 2014. The Company issued and sold a total of 8,855,000 ADSs in these transactions, representing 35,420,000 Class A ordinary shares. Each ADS represents four Class A ordinary shares. Concurrently with completion of the IPO, the Company issued and sold a total of 6,933,333 Class A ordinary shares through concurrent private placements, which number of shares has been calculated based on an IPO price of US$15.00 per ADS. The net proceeds received by the Company, after deducting commissions and offering expenses, amounted to approximately RMB887,707,000.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	Organization and principal activities (Continued)

1.4	Share split

On July 1, 2014, the Company effected a share split. Each ordinary share and preferred share of the Company was subdivided into 10 ordinary and preferred shares, respectively, at a par value of US$0.0001 each. All shares and per share amounts presented in these consolidated financial statements and notes have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the share split.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.5	Subsidiaries and VIEs

The details of the subsidiaries, VIEs and VIE’s subsidiaries as of December 31, 2015 are set out below:

Company Name	Place and date of incorporation/ establishment/acquisition	% of direct or indirect economic ownership	Principal activities and place of operation

Subsidiaries
iDreamSky HK	Hong Kong/March 6, 2012	100%	Investment holding/Hong Kong
IDS Investment Holdings Limited	BVI/September 1, 2014	100%	Investment holding/British virgin Islands (“BVI”)
IDS01 Holdings Limited	BVI/June 26, 2014	100%	Investment holding/BVI
IDS02 Holdings Limited	BVI/September 10, 2014	100%	Investment holding/BVI
IDS03 Holdings Limited	BVI/September 10, 2014	100%	Investment holding/BVI
IDS04 Holdings Limited	BVI/September 10, 2014	100%	Investment holding/BVI
IDS05 Holdings Limited	BVI/September 10, 2014	100%	Investment holding/BVI
IDS06 Holdings Limited	BVI/February 16, 2015	100%	Investment holding/BVI
IDS07 Holdings Limited	BVI/February 16, 2015	100%	Investment holding/BVI
IDS08 Holdings Limited	BVI/February 16, 2015	100%	Investment holding/BVI
IDS09 Holdings Limited	BVI/April 10, 2015	100%	Investment holding/BVI
IDS10 Holdings Limited	BVI/April 10, 2015	100%	Investment holding/BVI
IDS11 Holdings Limited	BVI/April 10, 2015	100%	Investment holding/BVI
IDS12 Holdings Limited	BVI/April 10, 2015	100%	Investment holding/BVI
IDS13 Holdings Limited	BVI/December 11, 2015	100%	Investment holding/BVI
IDS14 Holdings Limited	BVI/December 11, 2015	100%	Investment holding/BVI
IDS15 Holdings Limited	BVI/December 11, 2015	100%	Investment holding/BVI
iDS Ventures	Korea/May 20, 2015	100%	Investment holding/Korea
iSkytouch Holdings Limited	BVI/November 24, 2014	83.3%	Investment holding/BVI
Chuang Meng Information (“WFOE 1”)	PRC/April 19, 2012	100%	Development of computer software and provision of information technology services/PRC
Qianhai Chuangyi Shikong Technology (Shenzhen) Co., Ltd. (“WFOE 2”)	PRC/October 17, 2014	100%	Development of computer software and provision of information technology services/PRC
Rumble Entertainment, Inc. (“Rumble”), a non-wholly-owned subsidiary of IDS10 Holdings Limited	United States of America (“USA”)/August 3, 2015	69.8%	Game developments and publishing/USA

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	Organization and principal activities (Continued)

1.5	Subsidiaries and VIEs (Continued)

VIEs and their subsidiaries
Shenzhen Mengyu	PRC/November 19, 2009	100%	Mobile game publishing /PRC
Shenzhen iDreamSky	PRC/February 14, 2011	100%	Mobile game publishing /PRC
Beijing Chuangmeng	PRC/January 31, 2012	100%	Mobile game publishing /PRC
Shenzhen Yiyou Technology Co., Ltd. ( “Yiyou”), a non-wholly-owned subsidiary of Shenzhen iDreamSky	PRC/November 23, 2012	86.5%	Game developments/PRC
Shenzhen Zhuoyou Technology Co., Ltd. ( “Zhuoyou”), a non-wholly-owned subsidiary of Shenzhen iDreamSky	PRC/December 11, 2013	90.9%	Game developments/PRC
Nanjing Zhuochuang Huyu Information Technology Co., Ltd ( “Zhuochuang”), a wholly-owned subsidiary of Shenzhen Mengyu	PRC/March 27, 2014	100%	Mobile game publishing /PRC
Shenzhen Lefeng Huyu Technology Co., Ltd ( “Lefeng”), a wholly-owned subsidiary of Shenzhen Mengyu	PRC/November 06, 2014	100%	Game developments/PRC
Shenzhen Haoyiwan Technology Co., Ltd ( “Haoyiwan”), a wholly-owned subsidiary of Shenzhen Lefeng	PRC/December 04, 2014	100%	Game developments/PRC
Shenzhen Chenhai Star Technology Co., Ltd ( “Chenhai”), a wholly-owned subsidiary of Shenzhen iDreamSky	PRC/December, 17, 2014	100%	Game developments/PRC
Shenzhen Yunrong Tianshang Network Technology Co., Ltd ( “Yunrong Tianshang”), a non-wholly-owned subsidiary of Shenzhen iDreamSky	PRC/December, 31, 2014	30%	Game developments and publishing/PRC
Shenzhen Lexiang Huiju Technology Co., Ltd ( “Lexiang Huiju”), a wholly-owned subsidiary of Shenzhen Mengyu	PRC/April, 29, 2015	100%	Mobile game publishing /PRC
Shenzhen Baixingsheng Investment Management Co., Ltd. ( “Baixingsheng”), a wholly-owned subsidiary of Shenzhen Mengyu	PRC/June, 11, 2015	100%	Investment management/PRC
Changsha Mengju Information Technology Co., Ltd. ( “Changsha Mengju”), a wholly-owned subsidiary of Shenzhen Mengyu	PRC/July, 07, 2015	100%	Mobile game publishing /PRC

*	The English names of the subsidiaries, VIEs and VIE’s subsidiaries of the Company incorporated in PRC mentioned in the table above represented the best effort by the Company in translating their Chinese names as they may not have official English names.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	Organization and principal activities (Continued)

1.6	Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide mobile games services, the Group conducts substantially all of its operations through the PRC Operating Entities, which hold the required licenses and approvals to provide such services in the PRC. WFOE 1 entered into VIE Arrangements with respective entities in the PRC Operating Entities and their legal shareholders. Through the VIE Arrangements, the Company, through WFOE 1, has the ability to:

•	exercise effective control over the PRC Operating Entities;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the PRC Operating Entities as if it were their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in the PRC Operating Entities.

Management evaluated the relationships between the Company and WFOE 1 and the PRC Operating Entities and concluded that WFOE 1 is the primary beneficiary of the PRC Operating Entities in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). As a result, the results of operations, assets and liabilities of the PRC Operating Entities (hereafter referred to as the “VIEs”) have been included in the Company’s consolidated financial statements.

The following is a summary of the VIE Arrangements:

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between WFOE 1 and the VIEs, WFOE 1 has the exclusive right to provide to the VIEs technical support, business support and related consulting services related to the VIEs’ principal business. WFOE 1 owns the exclusive intellectual property rights created as a result of the performance of this agreement. The VIEs are required to pay 100% of their net income to WFOE 1, which will be paid upon request by WFOE 1. The term of this agreement is 10 years and can be extended with WFOE 1’s written confirmation prior to the expiration date. WFOE 1 is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to the VIEs.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	Organization and principal activities (Continued)

1.6	Variable Interest Entities (Continued)

Equity Interest Pledge Agreement

Pursuant to an equity interest pledge agreement entered into between WFOE 1, the VIEs and their shareholders (the “Equity Interest Pledge Agreement”), the shareholders of the VIEs have pledged all of their equity interests in the VIEs to WFOE 1 as security for performance by VIEs and their shareholders under the exclusive business cooperation agreement, exclusive option agreement, and power of attorney. The VIEs’ shareholders agree that they shall not transfer any of the equity interests, place or permit the existence of any security interest or other encumbrance on the equity interests or any portion thereof, without the prior written consent of WFOE 1. WFOE 1 is entitled to assign any or all of its rights and obligations under the Equity Interest Pledge Agreement at any time. During the term of the pledge, WFOE 1 is entitled to receive all dividends distributed by the VIEs. If the VIEs and their shareholders breach their contractual obligations under those agreements, WFOE 1, as the pledgee, will be entitled to certain rights, including exercising the right to enforce the pledged equity interests. Upon the fulfilment of all contract obligations by the VIEs and their shareholders, WFOE 1 shall release the pledged equity interests under this agreement upon the VIEs’ shareholders’ request.

Exclusive Option Agreement

Pursuant to the Equity Interest Pledge Agreement, shareholders of the VIEs have granted WFOE 1 or its assignees an irrevocable and exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times at any time in part or in whole of their equity interests in the VIEs. Without WFOE 1’s prior written consent, the VIEs and their shareholders shall not sell, transfer, mortgage or dispose of any assets or legal or beneficial interest in the business or revenue of the VIEs, or allow the encumbrance of any security interest. The purchase price of the optioned interests shall be RMB10.00 or adjusted based on appraisal result if an appraisal is required by the laws of China at the time when WFOE 1 exercises the option. The term of this agreement is 10 years and may be renewed at WFOE 1’s discretion.

Power of Attorney

Pursuant to an irrevocable power of attorney executed by each shareholder of the VIEs, each such shareholder has appointed WFOE 1 as its exclusive agent and attorney to exercise such shareholders’ rights in the VIEs, including, without limitation to: (1) attending shareholders’ meeting of the VIEs; (2) exercising all the shareholders’ right and voting right, including but not limited to the sale or transfer or pledge or disposition of the VIEs’ shareholders’ equity interests in the VIEs in part or in whole; and (3) designating and appointing on behalf of the VIEs’ shareholders the legal representative, the directors, supervisor, the chief executive officer and other senior management members of the VIEs. This power of attorney shall be irrevocable and continuously valid.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	Organization and principal activities (Continued)

1.6	Variable Interest Entities (Continued)

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

However, the Group considers this is a normal business risk many companies are facing. The Group will continue to closely monitor the financial conditions of the VIEs. The VIEs and their subsidiaries’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include intangible assets, purchased property and equipment. The balances of these assets held by the VIEs and their subsidiaries are included in ‘‘property and equipment, net’’ and ‘‘intangible assets, net’’ in the consolidated balance sheet and specifically in the VIE table on the following page. The unrecognized revenue-producing assets mainly consist of licenses, domain names and trademarks which are not recorded in the financial statements as they didn’t meet the recognition criteria set out in ASC 350-30-25. The licenses stated above primarily consist of licenses that grant the VIEs and their subsidiaries the right to operate mobile game-related business in the PRC.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	Organization and principal activities (Continued)

1.6	Variable Interest Entities (Continued)

The following consolidated financial information of the Group’s VIEs and their subsidiaries as of December 31, 2014 and 2015 have been included in the accompanying consolidated financial statements:

	As of December 31,
	2014	2015
	RMB ‘000	RMB ‘000
Assets
Current assets
Cash and cash equivalents	56,324	116,937
Accounts receivable	204,818	340,782
Amounts due from related parties	16,277	10,354
Prepayments and other current assets	178,955	260,969
Deferred tax assets	—	3,304

Total current assets	456,374	732,346

Non-current assets
Equity investments	11,498	78,871
Prepayments and other non-current assets	4,062	10,106
Available-for-sale securities	—	8,000
Property and equipment, net	15,888	16,565
Intangible assets, net	82,513	139,643
Deferred tax assets	—	1,020

Total non-current assets	113,961	254,205

Total assets	570,335	986,551

Current liabilities
Short-term bank loans	(20,000)	(110,000)
Deferred revenue	(41,411)	(68,044)
Accruals and other current liabilities	(40,897)	(65,546)
Accounts payable	(163,072)	(127,367)
Income tax payable	—	(29,685)
Amounts due to related parties	(10,000)	(14,000)
Amounts due to other subsidiaries in the Group	(121,417)	(150,188)

Total current liabilities	(396,797)	(564,830)

Deferred government subsidies	—	(9,730)

Total liabilities	(396,797)	(574,560)

Net assets	173,538	411,991

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	Organization and principal activities (Continued)

1.6	Variable Interest Entities (Continued)

	Year ended December 31,
	2013	2014	2015
	RMB ‘000	RMB ‘000	RMB ‘000

Revenues	246,508	984,026	1,627,684
Net (loss)/ income	(872)	4,011	134,614
Net cash provided by operating activities	71,758	59,165	105,597
Net cash used in investing activities	(11,963)	(93,600)	(134,984)
Net cash (used in)/provided by financing activities	(743)	20,000	90,000

In accordance with the VIE Arrangements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that the assets of the VIEs and their subsidiaries can be used not only to settle their own obligations. As the consolidated VIEs were incorporated as limited liability companies under the Company Law of the PRC, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs and their subsidiaries.

The Group believes that the VIE Arrangement entered into between WFOE 1, the VIEs and their shareholders are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the VIE Arrangement. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Arrangements and if the shareholders of VIEs were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIEs also depends on the power of attorney WFOE 1 has to vote on all matters requiring shareholders’ approval at the VIEs’ level. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and the VIE Arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or to restrict its operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets; and/or

•	impose additional conditions or requirements pursuant to which the Group may not be able to comply; or take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	Organization and principal activities (Continued)

1.6	Variable Interest Entities (Continued)

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

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Company believes that, the estimation of (1) the revenue not yet been confirmed from mobile carriers; (2) play life for deferred revenue; (3) recognition of income taxes; (4) determination of share-based compensation; (5) impairment assessment of long-lived assets; (6) impairment assessment of intangible assets and goodwill, and (7) fair value assessment of available-for-sale securities, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

2.4	Foreign currency translations

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currencies of the Company, its subsidiaries incorporated in USA, and its subsidiaries incorporated in Hong Kong are United States dollar (“US$”), US$ and the Hong Kong dollar (“HK$”), respectively, while the functional currency of the other entities and VIEs and their subsidiaries in the Group is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use the US$ or HK$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, while revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as other comprehensive income or loss in the statement of operations and comprehensive income/(loss).

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.4	Foreign currency translations (Continued)

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from re-measurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of operations and comprehensive income/(loss).

2.5	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.4778 on December 31, 2015 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.6	Fair value of financial instruments (Continued)

The Group’s financial instruments mainly include cash and cash equivalents, short-term time deposits, accounts receivable, amounts due from related parties, available-for-sale securities, accounts payable, amounts due to related parties, accruals and other current liabilities, short-term bank loans, which the carrying values approximate their fair values. Available-for-sales securities is stated at fair value at each balance sheet date.

2.7	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

2.8	Short-term time deposits

Short-term time deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.

2.9	Deferred revenue and deferred cost

Deferred revenue primarily consists of the unamortized revenue from sales of game tokens for casual games, and unamortized revenue from sales of virtual items for online game, where there is still an implied obligation to be provided by the Group and will be recognized as revenue when all of the revenue recognition criteria are met.

Deferred cost is directly related to deferred revenue, primarily consists of the unamortized payment cost, distribution cost and content provider cost.

2.10	Accounts receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its payment channels or distribution channels were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

2.11	Equity investments

Equity investments represent the Company’s investments in privately held companies and listed securities. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.11	Equity investments (Continued)

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

Impairment loss from cost method investment of RMB3,029,000 was recorded in the consolidated income statements for the year ended December 31, 2014.

2.12	Available-for-sale securities

The Company applies ASC 320 “Investments—Debt and Equity Securities,” to which requires that debt and equity securities be classified into one of three categories and accounted for as follows: (1) those “held to maturity” are reported at amortized cost; (2) “trading securities” with unrealized holding gains and losses are included in earnings; and (3) debt and equity securities not classified as held to maturity or as trading securities are classified as “available for sale” and reported at fair value. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive income/(loss), net of tax.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.12	Available-for-sale securities (Continued)

The assessment of the fair values for the investment classified as “available for sale” required significant estimates, which includes estimating the future cash flows, determining appropriate discount rates and other assumptions. Changes in these assumptions and estimates could materially affect the respective fair values of these investments. The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Impairment loss judged to be other than temporary, if any, are recognized in the consolidated income statements.

FASB Statement No. 115 requires companies to assess their available-for-sale securities at each reporting period and to determine whether declines in fair value below book value are to be considered other than temporary.

If impairment is considered other than temporary, the holder must write down the cost basis of the impaired security to fair value. The amount of the write-down is included in earnings as a realized loss, and a new cost basis is established for the security. Any subsequent recovery in fair value is not recognized in earnings until the security is sold.

FASB Statement No. 115 and its amendments provide a three-step process for determining whether impairment should be considered other than temporary.

•	Determine whether the investment is impaired. An investment is impaired if its fair value is less than its amortized cost (book value). The cost basis of an investment includes adjustments made for accretion, amortization, other impairments and hedging. Entities should make this assessment at the individual security level at each reporting period end.

•	Evaluate whether the impairment is other than temporary. Entities must evaluate impairment based on specific factors including the nature and extent of the decrease in fair value of the security below cost.

•	If the impairment is other than temporary, recognize an impairment loss equal to the difference between the investment’s cost and its fair value. The amount of the write-down is the difference between amortized cost and the fair value of the investment on the balance sheet date. When impairment is recognized, the fair value of the impaired security becomes the new cost basis of the investment, and subsequent recoveries in fair value are not recognized in earnings until the security is sold or matures.

An impairment loss on the available-for-sale securities is recognized in our consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.13	Property and equipment

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income/(loss).

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

Estimated useful lives
Game licenses	1-5 years
Software licenses	2-3 years
Capitalized development costs for internally generated software	1-2 years
Game engine	3 years

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.14	Intangible assets (Continued)

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

At each balance sheet date, the Company evaluates the recoverability of deferred royalties as well as any unrecognized guarantees not yet paid to determine amounts that it deems unlikely to be realized through revenues generated from the games. The Company uses estimates of revenues, cash flows and net margins to evaluate the future realization of prepaid royalties and guarantees. This evaluation considers multiple factors, including the term of the agreement, forecasted demand, game life cycle status, game development plans, and current and anticipated game revenue levels, as well as other qualitative factors such as the success of similar games. To the extent that this evaluation indicates that the remaining prepaid and guaranteed royalty payments are not recoverable, the Company records an impairment charge to cost of revenues or general administrative expenses, as appropriate, in the period that impairment is indicated.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.16	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of August 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

No impairment loss was recognized for any of the periods presented.

2.17	Impairment of long-lived assets and intangible assets

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

2.18	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under an operating lease are charged to the consolidated statements of operations and comprehensive income/(loss) on a straight-line basis over the period of the lease.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.19	Revenue recognition

Game publishing service revenue

The Group is a publisher of mobile games developed by third party game developers or its own. The Group licenses mobile games from game developers and earns game publishing service revenue by making a localized version of the licensed games and publishing them to the game players through distribution channels, including various mobile application stores and software websites, as well as other game publishers with cooperation relationship with the Group (collectively referred to as “distribution channels”), including the Group’s websites. Through the distribution channels, game players can download the mobile games to their mobile devices. The mobile games licensed by the Group include casual mobile games (also known as single player offline mobile games) and mid- and hardcore mobile games (also known as multi-player online mobile games) which are operated under a free-to-play model whereby game players can download the games free of charge and are charged for the purchase of in-game virtual items via payment channels, such as various mobile carriers and third-party internet payment systems (collectively referred to as “payment channels”).

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

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.19	Revenue recognition (Continued)

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

With respect to certain of the Group’s game license arrangements entered into during the years ended December 31, 2013, 2014 and 2015, the Group considered that the (i) developers are responsible for providing the game product desired by the game players; (ii) the costs incurred by the developers to develop the games are more than the licensing costs and game localizations costs incurred by the Group; (iii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the developers, (iv and v) the developers have the right to review and approve the pricing of in-game virtual items and the specification, modification or update of the game made by the Group. The Group’s responsibilities are publishing, providing payment solution and market promotion service, and thus the Group views the game developers to be its customers and considers itself as the agent of the game developers in the arrangements with game players. Accordingly, the Group records the game publishing service revenue from these licensed games, net of amounts paid to the game developers.

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

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.19	Revenue recognition (Continued)

(i) Principal Agent Consideration (Continued)

a. Third party licensed mobile games (Continued)

With respect to certain of the Group’s game license arrangements entered into during the year ended December 31, 2014 and 2015, there are new game license arrangements under which the Group takes primary responsibilities of game operation, including determining distribution and payment channels, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing. Under this type of game license arrangement, the Group considered itself as a principal in these arrangements. Accordingly, the Group records the mobile games revenues from these third party licensed games on a gross basis. Commission fees paid to distribution channels and payment channels and content fees paid to third party game developers are recorded as cost of revenues.

b. Self-developed and acquired mobile games

Since 2014, the Group has been self-developing mobile games and acquiring mobile games from game developers. Game revenues derived from self-developed and acquired mobile games are recorded on a gross basis as the Group acts as a principal to fulfill most obligations related to the mobile game operation. Commission fees paid to distribution channels and payment channels are recorded as cost of revenues.

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

a. Casual mobile games

As the Group is acting as the agent in selling the casual mobile games to game players, the Group has determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request and the unlocking of the purchased virtual items. This is because the service fee earned by the Group from the developers is fixed or determinable, the fee is considered collectible and the performance by the Group has occurred once the game players purchase virtual items. The Group has no additional performance obligations to the developers or game players in order to earn the service fee upon the completion of the corresponding in-game purchases. Therefore, the Group recognizes revenue from providing services to casual mobile game developers upon the purchase of in-game virtual items by the game players.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.19	Revenue Recognition (Continued)

(ii) Timing of revenue recognition (Continued)

b. Mid- and hardcore mobile games

As the Group is acting as an agent in selling the mid- and hardcore mobile games to game players, the Group has determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request although the utilization of the purchased virtual items require connection to the game servers. The fact that the operation of these mobile games requires hosting and maintenance of online game servers would not affect the timing of revenue recognition by the Group because those obligations are the responsibilities of the game developers as the primary obligor. Therefore, the Group recognizes revenues from providing services to mid- and hardcore mobile game developers upon the purchase of in-game virtual items by the game players as it has no further obligations to the developers in order to earn the service fee upon the completion of the corresponding in-game purchases.

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

For the year ended December 31, 2014 and 2015, the estimated player play life of three months is based on six and ten games that have sufficient historical operating data, respectively. The same estimated player play life was applied to the other games due to the lack of sufficient historical operating data, as well as the similarity in game characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While the Group believes its estimates to be reasonable based on available game player information, it may revise such estimates in the future as the games’ operation periods change, sufficient individual game data become available, or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of player pay life would be applied prospectively on the basis that such changes are caused by new information indicating a change in game player behavior patterns. Any changes in the Group’s estimates of player pay life may result in revenues being recognized on a basis different from prior periods’ and may cause its operating results to fluctuate.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.19	Revenue Recognition (Continued)

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

2.20	Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate games publishing service and advertising revenue. Such costs are recorded as incurred.

The Group records the fees paid to payment and distribution channels, and game developers when the Group acting as principal, in cost of revenues.

In addition, cost of revenues also includes (i) bandwidth costs, (ii) rental of offices, depreciation and amortization expense for servers and other equipment and intangibles directly related to operating the games, (iii) personnel expenses such as salary and welfare expenses and share-based compensation, (iv) business taxes and related surcharges, and (v) outsource costs, (vi) other costs.

2.21	Research and development costs

Research and development costs consist primarily of (i) salary and benefits including share-based compensation for the Group’s research and development personnel, and (ii) rental and depreciation of office premises and servers utilized by the research and development personnel.

Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.22	Product development expenses

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

2.23	Sales and marketing expenses

Sales and marketing expenses comprise primarily of salary, share-based compensation expenses, and benefits of sales and marketing personnel and advertising and market promotion expenses. The advertising and market promotion expenses amounted to approximately RMB27,905,000, RMB97,576,000 and RMB159,153,000 during the years ended December 31, 2013, 2014 and 2015, respectively.

2.24	General and administrative expenses

General and administrative expenses consist primarily of salary and benefits, including share-based compensation for general and administrative personnel, professional service fees, legal expenses, impairment for intangible assets and prepayments for revenue sharing in relation to the unlaunched games, and other administrative expenses.

2.25	Government subsidies

Subsidies from the government are recognized at their fair value where there is a reasonable assurance that the subsidies will be received and the Group will comply with all attached conditions.

General-use subsidies which are not subject to any conditions or specific use requirements are recorded in profit or loss as other income in the consolidated financial statements.

Government subsidies relating to property, plant and equipment are included in other current liabilities as deferred government grants and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.26	Share-based compensation

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

2.27	Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statements of operations and comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.28	Uncertain tax positions

Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of operations and comprehensive income/(loss). The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2013, 2014 and 2015. As of December 31, 2013, 2014 and 2015, the Group did not have any significant unrecognized uncertain tax positions.

2.29	Employee social security and welfare benefits

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

Employee social security and welfare benefits included as expenses in the accompanying statements of operations and comprehensive income/(loss) amounted to RMB3,125,000, RMB12,174,000, and RMB18,291,000, for the years ended December 31, 2013, 2014 and 2015, respectively .

2.30	Ordinary shares

The Company recognizes treasury share based on the amount paid to repurchase its shares and record as a reduction of shareholders’ equity. Upon reissuance of treasury shares, the cost paid to repurchase the shares is released from treasury shares based on the specific identification method. Any gain on reissuance is credited to additional paid-in capital. Any loss on reissuance is debited to additional paid-in capital to the extent previous net gains are included in additional paid-in capital, with any excess amount charged to retained earnings, or to additional paid-in capital if the Company is in an accumulated deficit position. Cancellation of treasury shares is recorded as a reduction of ordinary shares and retained earnings/(accumulated deficit), as applicable. An excess of purchase price over par value is charged entirely to retained earnings/(accumulated deficit).

2.31	Freestanding preferred share warrants

The freestanding warrants, which are related to shares that are redeemable, are classified as liabilities on its consolidated balance sheets. The warrants were subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other gain/(loss) - net. The warrants were exercised in July 2013.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.32	Statutory reserves

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

2.33	Related parties

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

2.34	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2013, 2014 and 2015, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.35	Earnings/(loss) per share

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

2.36	Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. The Group has recognized foreign currency translation adjustments and unrealized gain on available-for-sale securities as other comprehensive income/(loss) in the consolidated statements of operations and comprehensive income/(loss).

2.37	Segment reporting

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

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.38	Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of the revenue recognition guidance to reporting periods beginning after December 15, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. The Group is currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In February 2015, the FASB issued Consolidation (Topic 810) — Amendments to the Consolidation Analysis. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation — Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. This new guidance is not expected to have significant impact to our existing structure.

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The implementation of this update is not expected to have any material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. All short-term deferred tax assets and liabilities will be reclassified to long-term assets and liabilities upon adoption of this update.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Continued)

2.38	Recently issued accounting pronouncements (Continued)

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which introduces a new lessee model that brings substantially all leases in the balance sheets. This standard will be effective for the Group beginning the first quarter of fiscal year 2019. The Group is currently evaluating the impact this new guidance will have on its consolidated financial statements.

On 30 March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in ASU 2016-09 affect all entities that issue share-based payment awards to their employees and involve multiple aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. All excess tax benefits and tax deficiencies (including tax benefits of dividends on share-based payment awards) should be recognized as income tax expense or benefit in the income statement. The tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity also should recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Tax benefits should be classified along with other income tax cash flows as an operating activity. An entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest (consistent with current GAAP) or account for forfeitures when they occur. Under current GAAP, one of the requirements for an award to qualify for equity classification is that an entity cannot partially settle the award in cash in excess of the employer’s minimum statutory withholding requirements. Under ASU 2016-09, the threshold to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions. Cash paid by an employer when directly withholding shares for tax withholding purposes should be classified as a financing activity. For public business entities, ASU 2016-09 is effective for annual periods beginning after 15 December 2016, and interim periods within those annual periods. The Group is currently evaluating the impact ASU2016-09 will have on the Group consolidated balance sheet, results of operations, cash flows and related disclosures.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	Concentration and risk

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts receivable and amount due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2014 and 2015, all of Group’s cash and cash equivalents, short-term time deposits were held by major financial institutions located in the PRC, Hong Kong, and USA, which management believe are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (FDIC) in USA. However, the Group believes that the risk of failure of any of these PRC banks is low. The Group believes that those banks in the PRC that hold the Group’s cash and cash equivalents are financially sound based on public available information.

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

To manage this risk, the Group maintains frequent communication with the mobile carriers to ensure the co-operation is effective. In view of the history of co-operation with the mobile carriers and the sound collection history of receivables due from them, management believes that the credit risk inherent in the Group’s outstanding accounts receivable balances from these mobile carriers is low. Since 2014, the Group also used more payment channels/distribution channels other than mobile carriers for the collection of the gross billing from the game players. During the year ended December 31, 2015, the Group continued to do that to further reduce their reliance on these three mobile carriers. As at December 31, 2015, all the accounts receivable from the three mobile carriers was less than 10% although the single largest accounts receivable was still one of the mobile carriers.

The accounts receivable from these mobile carriers in the PRC represented over 10% of accounts receivable balances as of December 31, 2014 and 2015 as follows, and there are no any other accounts receivable other than mobile carriers greater than 10%.

	As of December 31,
	2014		2015

Mobile telecom operator 1	30%			*
Mobile telecom operator 2		*		*
Mobile telecom operator 3		*		*

*	Less than 10%

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	Concentration and risk (Continued)

For the accounts receivables from other payment channels/distribution channels, as well as other receivables included in prepayments and other current assets/other non-current assets and amounts due from related parties, management makes periodic collective assessments as well as individual assessment on their recoverability of other receivables based on historical settlement records and past experience. The directors of the Company believe that there is no material credit risk inherent in the Group’s outstanding balance of those receivables.

Concentration of game revenues

The Group is reducing its reliance on the success of a limited number of mobile games to generate revenue. The top 5 games account for 95%, 45% and 41% of the total game revenue for the years ended December 31, 2013, 2014 and 2015, respectively.

The following table summarizes the games that account for more than 10% of the Group’s game revenues:

	Year ended December 31,
	2013	2014	2015

Game 1	42%	11%	*
Game 2	33%	*	*
Game 3	11%	13%	*
Game 4			11%
Game 5			11%

*	Less than 10%

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents denominated in RMB that are subject to such government controls amounted to RMB56,669,000 and RMB117,210,000 as of December 31, 2014 and 2015, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	Concentration and risk (Continued)

Foreign currency exchange rate risk

The RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a significant appreciation/depreciation of RMB against US$.

Liquidity

The Group had an accumulated deficit of RMB1,201,135,000 as December 31, 2015. The net cash provided by operating activities was approximately RMB57,693,000, RMB20,544,000 and RMB90,920,000 for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

The Group believes its current cash balance will be sufficient to meet the Group’s operating cash needs for the period of twelve months from the balance sheet date.

4.	Business Combination

On August 3, 2015, the Group, through IDS10 holdings limited, subscribed for common shares of Rumble Entertainment Inc. (“Rumble”), representing 69.8% ownership interest, for a cash consideration of US$10.0 million (equivalent to RMB61,169,000). According to the relevant agreements, US$4.0 million (equivalent to RMB24,468,000).of the aforesaid cash consideration is to be used for the settlement of loans and convertible notes of Rumble, US$1.0 million (equivalent to RMB6,116,900).will be paid to certain retained employees in 3 instalments within one year after the closing of the transaction, the remaining of US$5.0 million (equivalent to RMB30,584,500) will be used for its other operation activities. In addition, the Group also agreed that Rumble will distribute 25% of its net profit after the transaction to certain previous convertible note and preferred share holders of Rumble, till to December 31, 2020, or when an aggregated US$25.0 million has been distributed, whichever is the earlier (the “Contingent Deferred Payment Arrangement”), and all the preferred shares of Rumble were converted into common shares upon the completion of transaction. The aforesaid Contingent Deferred Payment Arrangement was accounted for as part of total consideration for the acquisition of Rumble and was recorded at fair value. Furthermore, the Group also agreed to reserve and grant share options of Rumble to certain eligible employees. The Group’s equity interest in Rumble would be diluted to 51% if the aforesaid share options had been fully granted to and exercised by the employees. During the year ended December 31, 2015, no such share options were granted to the employees of Rumble as the relevant exercise prices and vesting conditions have not been determined.

Rumble was established in 2011 in USA and is primarily engaged in Web and mobile online game development and publishing.

The acquisition had been accounted for as a business combination and the results of Rumble from the acquisition date have been included in the Group’s consolidated financial statements.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

4.	Business Combination (Continued)

The Group made estimates and judgments in determining the fair value of acquired assets and liabilities,

based on an independent valuation report and management’s experiences with similar assets and liabilities. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

RMB 000
Cash consideration	61,169
Contingent deferred consideration	15,457

Total consideration	76,626
Cash consideration injected to Rumble	61,169
Cash and cash equivalent of Rumble as at acquisition date(i)	4,551
Identifiable intangible asset - Game engine	15,904
Other assets	6,533
Goodwill	56,773
Convertible loans and convertible notes(i)	(24,468)
Liabilities assumed	(21,498)
Deferred tax liabilities	(1,300)
Fair value of non-controlling interests	(21,038)

Total	76,626

(i) After receiving the cash consideration of US$10.0 million (equivalent to RMB61,169,000), Rumble immediately settled its loans and convertible notes of US$4.0 million (equivalent to RMB24,468,000). Such cash payment, net of cash and cash equivalent of Rumble as at the acquisition date, represented the cash out flow for the acquisition of Rumble.

The excess of the purchase consideration over tangible assets, identifiable intangible assets acquired, and liabilities assumed was recorded as goodwill. Goodwill primarily represents the expected synergies from combining operations of the Group and Rumble. The goodwill is not expected to be deductible for tax purposes. As of December 31, 2015, no measurement period adjustment had been recorded.

The fair value of the acquired identifiable intangible asset – Game engine is based on Relief from Royalty method. The significant assumptions inherent in this method include royalty rate and discount rate. Based on the assessment, the Group concluded the 5% royalty rate and 25.9% discount rate, which reflected a market participant’s required rate of return for the risk of investment in Rumble, was appropriate. In addition, the contingent deferred consideration was estimated based on the future operating results of Rumble and adoption of the same discount rate of 25.9%.

The fair value of non-controlling interest in Rumble has been determined mainly based on the percentage of equity interest held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration other factors such as the control premium of 30%, as appropriate. In accordance with ASC480, the Company measured this non-controlling interest based on the acquisition-date fair value. An independent valuation firm was hired to assist management in measuring the fair value upon the acquisition date.

Based on the assessment on Rumble’s financial performance made by the Group, Rumble is not considered material to the Group. Thus no presentation of the pro-forma financial information with regard to a summary of the results of operations of the Group for the business combination is made. Total revenue and net loss of Rumble consolidated into the financial statements of the Group from the acquisition date to December 31, 2015 were RMB18.9 million and RMB2.1 million, respectively.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents as of December 31, 2014 and 2015 primarily consist of the following currencies:

Cash and cash equivalents are denominated in the following currencies:

	As of December 31,
	2014	2015
	RMB’000	RMB’000

RMB	613,969	149,226
US$	315,860	415,757
WON	—	28,788
HKD	—	541

Total	929,829	594,312

6.	Accounts receivable, net

	As of December 31,
	2014	2015
	RMB’000	RMB’000

Accounts receivable	204,541	353,364
Less: allowance for doubtful receivables	—	4,870

Accounts receivable, net	204,541	348,494

The following table summarized the details of the Company’s allowance for doubtful accounts:

	For the year ended December 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Balance at beginning of the year	—	—	—
Additions charged to general and administrative expenses	—	—	4,870

Balance at end of the year	—	—	4,870

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

7.	Prepayments and other current assets

	As of December 31,
	2014	2015
	RMB’000	RMB’000

Prepaid minimum guarantees (i)	81,764	111,370
Prepaid advertising expenses	70,663	116,528
Deferred cost relating to deferred revenue	16,107	38,225
Input value added taxes	1,885	11,926
Loans to employees	3,871	10,012
Loans to game developers (ii)	—	10,228
Office rental deposits	1,647	3,916
Others	13,487	28,215

Total	189,424	330,420

(i):	Prepaid minimum guarantees represent prepayment made to game developers according to the payment terms of contracts, and will be deducted from revenue sharing amount when future revenue is generated.

The Company assessed prepaid minimum guarantee for impairment when events or changes in circumstances indicate that the carrying amounts of the prepayments are not recovered. The impairment charge recognized was RMB14,385,000 for the year ended December 31, 2015, there are no such impairment charge recognized for the years ended December 31, 2013 and 2014.

(ii):	During the year, the Company entered into various loan agreements with certain game developers to finance their operating activities. The amounts are interest-free and will be repaid within one year.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

8.	Equity investments

The Company’s long-term investments consisting of cost method investments and equity method investments as of December 31, 2014 and 2015 were as follows:

	As of December 31,
	2014	2015
	RMB’000	RMB’000

Cost method:
JTEA Inc. (30% equity stake) (i)	15,303	15,436
Shenzhen Youyou Ziru Technology Co., Ltd. (16% equity stake) (ii)	—	15,000
Changsha Wangcai Culture Communication Co., Ltd. (18% equity stake) (ii)	—	13,000
Shenzhen Wanshengshuo Technology Co., Ltd. (15% equity stake) (ii)	—	12,000
Shenzhen 175 Network Technology Co., Ltd. (4.12% equity stake) (iii)	—	8,000
Changsha Youjule Information Technology Co., Ltd. (“Changsha Youjule”) (19% equity stake) (ii)	—	8,000
Shenzhen Yule Technology Co., Ltd. (“Shenzhen Yule”) (19% equity stake) (ii)	—	5,000
Others	—	8,922
Equity Method:
Guangzhou Grape NetworkTechnology Co., Ltd. (20% equity stake) (iv)	6,056	4,538
Others	5,442	4,412

	26,801	94,308

(i)	JTEA Inc.

In July 2014, the Company acquired 30.0% equity stake of JTEA Inc. by subscribing its Series A convertible preferred shares with a total cash consideration of US$3,000,000. Given the fact that the investment was not an investment in common stock or in-substance common stock as such shares held by the Company contain certain terms such as liquidation preference over others, the investment is accounted for as an investment in an equity security under the cost method since the equity securities do not have a readily determinable fair value.

Several factors that indicate other-than-temporary impairment of a security’s value has occurred. The Company used the discounted cash flow method (level 3) to assess the value of this investment as at December 31, 2014, and an impairment charge of RMB3,029,000 has been provided against the carrying value of the investment during the year ended December 31, 2014. No further impairment charge is required as at December 31, 2015 based on management’s assessment.

(ii)	During the year ended December 31, 2015, the Company acquired 16.0% equity stake of Shenzhen Youyou Ziru Technology Co., Ltd. with a total cash consideration of RMB15,000,000, 18.0% equity stake of Changsha Wangcai Culture Communication Co., Ltd. with a total cash consideration of RMB 13,000,000, 15.0% equity stake of Shenzhen Wanshengshuo Technology Co., Ltd. with a total cash consideration of RMB12,000,000, 19% equity stake of Changsha Youjule with a total cash consideration of RMB8,000,000, and 19% equity stake of Shenzhen Yule with a total cash consideration of RMB5,000,000, respectively. As of December 31, 2015, the percentage held by the Group on these companies remained unchanged. Given the fact that the equity stakes held by the Company were all less than 20% and the Company has no significant influence on the aforesaid investees, and also the investments were not investments in common stock or in-substance common stock as those shares held by the Company contain certain terms such as liquidation preference over others, the investments were accounted for as investments in equity securities under cost method since the equity securities do not have a readily determinable fair value.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

8.	Equity investments (Continued)

(iii)	Shenzhen 175 Network Technology Co., Ltd. (“Shenzhen 175”)

In December 2015, the Company acquired 4.12% equity stake of Shenzhen 175 with a total cash consideration of RMB8,000,000. Given the fact that the equity stake held by the Company is less than 20% and the Company has no significant influence on Shenzhen 175 as it has no right to appoint any director, the investment was accounted for as investment in an equity security under cost method since the equity security does not have a readily determinable fair value.

(iv)	Guangzhou Grape NetworkTechnology Co., Ltd. (“Guangzhou Grape”)

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

9.	Prepayments and other non-current assets

	As of December 31,
	2014	2015
	RMB’000	RMB’000

Prepayments for acquisition of software licenses	42,833	—
Prepayments for acquisition of investees	—	19,481
Long-term loans to employees	3,423	10,321

	46,256	29,802

10.	Available-for-sale securities

	As of December 31,
	2014	2015
	RMB’000	RMB’000

WeCasting Inc. (i)	19,852	68,279
Joyo Dream Holdings Limited (ii)	—	6,114
Shenzhen Chuangxinwei Technology Co., Ltd. (ii)	—	4,000
Shengxia Ledong Beijing Technology Co., Ltd. (ii)	—	4,000
Other	—	1,623

Total	19,852	84,016

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

10.	Available-for-sale securities (Continued)

(i)	WeCasting Inc.

In November 2014, the Company acquired 10.0% equity stake of WeCasting Inc. by subscribing its Series B convertible redeemable preferred shares with a total cash consideration of US$3,244,000 (equivalent to RMB19,852,000) (“2014 November Subscription Price”) .

The investment was made in the investee in the form of convertible redeemable preferred shares. The preferred shares are convertible into ordinary shares anytime at the option of the holder, or automatically in the event of an IPO of WeCasting Inc. The preferred shares are redeemable at the option of the Group if there is no IPO of WeCasting Inc. after 6 years from the date of investment. Based on the status of WeCasting Inc., the Company considers the redemption clause is substantive, and therefore has accounted for the investment in WeCasting as an available-for-sale debt security.

On May 25, 2015, the Company further invested in Wecasting Inc. by the purchase of convertible notes (“Notes”) with amount of US$2,000,000 (equivalent to RMB12,956,000) at interest rate of 8% per annum. The Notes are convertible into preferred shares (the terms of such preferred shares are not unfavourable to Series B convertible redeemable preferred shares mentioned aforesaid) at the sole discretion of the Company. In the event that a next financing of WeCasting Inc. is consummated within 12 months of the purchase of the Notes, the conversion price of Notes is a pre-determined percentage (ranging from 80% to 95%) of the purchase price of the new investors in the new round financing; however, the conversion price cannot be higher than a price reflecting the valuation of WeCashing Inc of US$100 million (fully diluted post-money valuation, inclusive of the proceeds of the conversion of Notes and the new round financing). In the event that a next financing of WeCasting Inc. is consummated after 12 months of the purchase of the Notes, the conversion price is equal to the 2014 November Subscription Price. The Company has accounted for the Notes as an available-for-sale debt security.

The available-for-sale debt security is measured at fair value at every period end. Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. During the year ended December 31, 2015, the Company recorded changes in the fair value of investment in the aforesaid two available-for-sale debt securities in the consolidated statements of comprehensive income of RMB35,722,000. No changes in the fair value was recognized in the consolidated statements of comprehensive income for the year ended December 31, 2014.

(ii)	During the year ended December 31, 2015, the Company directly or indirectly acquired 6.3%, 10.0% and 12.4% equity stake of Joyo Dream Holdings Limited, Shenzhen Chuangxinwei Technology Co., Ltd., and Shengxia Ledong Beijing Technology Co., Ltd. respectively by subscribing their convertible redeemable preferred shares. The preferred shares are convertible into ordinary shares anytime at the option of the holders, or automatically in the event of an IPO. The preferred shares are redeemable at the option of the Group if there is no IPO after a specified years from the dates of investment. The Company considers the redemption clauses are substantive, and therefore has accounted for the aforesaid investments as available-for-sale debt securities.

The Company reviews its available-for-sale securities investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. There is no significant change in fair value of the aforesaid investments from their initial investment dates to the December 31, 2015.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

11.	Property and equipment, net

Property and equipment consists of the following:

	As of December 31,
	2014	2015
	RMB’000	RMB’000

Gross carrying amount:
Servers, computers and equipment	13,807	14,615
Furniture, fixtures and office equipment	2,209	11,031
Leasehold improvements	5,488	5,548
Motor vehicles	614	614

Total of gross carrying amount	22,118	31,808
Less: accumulated depreciation	(6,217)	(14,891)

Property and equipment, net	15,901	16,917

Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 were RMB1,788,000, RMB4,035,000 and RMB8,674,000, respectively.

12.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	As of December 31,
	2014	2015
	RMB’000	RMB’000

Gross carrying amount:
Game licenses	102,038	492,133
Software licenses	1,639	45,262
Game engine	—	15,905
Capitalized development costs for internal use software	3,040	9,670

Total of gross carrying amount	106,717	562,970
Less: accumulated amortization	(9,212)	(78,287)
accumulated impairment loss against game licenses	—	(8,162)

Intangible assets, net	97,505	476,521

Amortization expenses for the years ended December 31, 2013, 2014 and 2015 were RMB1,990,000, RMB6,071,000 and RMB69,075,000 respectively.

Impairment loss for the year ended December 31, 2013, 2014 and 2015 were RMBnil, RMBnil and RMB8,162,000, respectively.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

12.	Intangible assets, net (Continued)

The estimated amortization expenses for each of the following years are as follows:

RMB’000

2016	195,643
2017	160,273
2018	113,457
After 2018	7,148

476,521

The weighted average amortization periods of intangible assets as of December 31, 2014 and 2015 are as below:

	As of December 31,
	2014	2015
	(years)	(years)

Game licenses	2.6	2.8
Software licenses	3	3
Game engine	N/A	3
Capitalized development costs	1.5	1.5

13.	Short-term bank loans

	As of December 31,
	2014	2015
	RMB’000	RMB’000

Short-term bank loans	20,000	110,000

In December 2014, Shenzhen iDreamSky obtained loans from Shanghai Pudong Development Bank of RMB20,000,000. The maturity date of the loan is December 30, 2015, and the interest rate is 6.72% per annum. The loan was fully repaid in December 2015.

In January and March 2015, Shenzhen iDreamSky obtained loans from China Industrial Bank Co., Ltd of RMB30,000,000 and RMB30,000,000 with maturity dates on January 4, 2016 and March 27, 2016 respectively. The interest rates are 6.93% and 6.59% per annum respectively.

In March and June 2015, Shenzhen iDreamSky obtained loans from China Everbright Bank of RMB20,000,000, RMB20,000,000 and RMB10,000,000 with maturity dates on March 10, 2016, March 26, 2016 and June 3, 2016 respectively. The interest rates are 5.62%, 6.16% and 5.61% per annum respectively.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

14.	Deferred revenue

	As of December 31,
	2014	2015
	RMB’000	RMB’000

Online games	41,411	71,524

15.	Accruals and other current liabilities

	As of December 31,
	2014	2015
	RMB’000	RMB’000

Accrued salaries and welfare	17,334	16,881
Business and other taxes payables (i)	12,473	23,375
Legal and professional fees (ii)	13,226	13,436
Deferred government subsidies	230	1,179
Receipt in advance (iii)	—	5,629
Others	4,023	7,702

Total	47,286	68,202

(i)	Other business and other tax payables include business taxes, value-added taxes and withholding taxes for the content fees paid/payable to the overseas game developers.

(ii)	Legal and professional fees mainly include unpaid professional service fees, such as legal consultation service fees, audit service fees, etc. for the purpose of year end annual reporting.

(iii)	The receipt in advance represents the prepayment of the royalty fee from other game publishers in relation to the mobile games licensed by the Group to them.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

16.	Cost of revenues

	Year ended December 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Channel costs	124,055	497,220	790,468
Content provider costs	—	23,239	98,672
Salaries and welfare	9,379	26,519	42,165
Business tax and surcharges	8,015	6,981	446
Outsource costs	8,026	9,976	10,325
Bandwidth costs	3,171	3,733	11,894
Depreciation and amortization	655	7,797	65,302
Impairment loss on game licenses	—	—	8,760
Other costs	2,597	5,489	3,876

Total	155,898	580,954	1,031,908

17.	Other gains – net

	Year ended December 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Fair value change of preferred share warrant liability	(514)	—	—
ADR reimbursement from depositary bank	—	6,418	—
Government subsidies	1,040	2,962	4,236
Loss on disposals of property and equipment	(208)	—	—
Donations	—	(525)	(57)
Others	(212)	—	(671)

Total	106	8,855	3,508

18.	Income tax

(i)	Cayman Islands

Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profits for each of the years ended December 31, 2013, 2014 and 2015. No Hong Kong profits tax has been provided for as the Group has no assessable profit arising in Hong Kong.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

18.	Income tax (Continued)

(iii)	PRC Corporate Income Tax (“CIT”)

The income tax provision of the Group in respect of operations in the PRC has been calculated at the tax rate of 25% on the estimated assessable profits, based on the existing legislation, interpretations and practices in respect thereof.

Shenzhen iDreamSky was approved as a newly established software enterprise in June 2013, and according to tax regulations and other relevant rules, Shenzhen iDreamSky is exempt from CIT for two years, followed by a 50% reduction in the applicable tax rates for the next three years, commencing from the first year of profitable operation after offsetting tax losses generated from prior years. Shenzhen iDreamSky has already obtained the relevant approval from relevant tax bureau in 2014 and its first profit making year was 2013. In addition, Shenzhen iDreamSky was approved as a high and new technology enterprise in October 2013, and it is subject to a reduced preferential CIT rate of 15% for 3-year period from 2013 to 2015 according to the applicable tax preference in relating to the High and New Technology Enterprise.

WFOE 2 was established in Qianhai, Bonded Zone of Shenzhen in October 2014, which was subject to an applicable tax rate of 15%, as it meets the requirements set out by local authorities for the preferential tax rate.

Other PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group are subject to the statutory income tax rate of 25%.

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

(v)	USA corporate income tax (“USA CIT”)

A subsidiary incorporated in USA is subject to USA CIT at an applicable tax rate of 36% on the estimated assessable profits. No USA CIT has been provided for as the Group’s subsidiary has no assessable profit arising in USA for the period from its acquisition date to December 31, 2015.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

18.	Income tax (Continued)

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income/(loss) are as follows:

	Year ended December 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Current income tax expense/(benefit)	7,436	(1,457)	32,908
Deferred income tax (benefit)/expense	(1,262)	28,267	32,454

Income tax expense for the year	6,174	26,810	65,362

The reconciliation of total tax expense computed by applying the statutory income tax rate to pre-tax loss is as follows:

	Year ended December 31,
	2013	2014	2015

PRC statutory income tax rate	25%	25%	25%
Effect of expense not deductible for tax purposes (i)	—	459%	37%
Effect of tax holiday and preferential tax benefits on assessable profits of Shenzhen iDreamSky	—	(469%)	(31%)
Effect of outside basics difference arising from the Company’s VIEs and subsidiaries in the PRC	—	267%	33%
Effects of change in valuation allowance	(7%)	(17%)	(5%)

Effective income tax rate	18%	265%	59%

(i) The expense not deductible mainly include share-based compensation expense, allowance for doubtful accounts, impairment of prepaid minimum guarantee and intangible assets.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

18.	Income tax (Continued)

Composition of deferred tax assets and liabilities is as follows

	As of December 31,
	2014	2015
	RMB’000	RMB’000

Deferred tax assets, current
Accrued expense and others not currently deductible for tax purposes	—	3,304

Total current deferred tax assets, net	—	3,304

Deferred tax assets, non-current
Tax loss carried forward	728	5,680
Valuation allowance	(728)	(5,680)
Accrued expense and others not currently deductible for tax purposes	—	1,020

Total non-current deferred tax assets, net	—	1,020

Deferred tax liabilities, non-current
Fair value adjustment for intangible assets acquired	—	(1,300)
Outside basis difference	(27,005)	(63,783)

Total deferred tax liabilities (i)	(27,005)	(65,083)

(i)	Shenzhen iDreamSky obtained the relevant approval from relevant tax bureau that it is exempt from CIT for two years, followed by a 50% reduction in the applicable tax rates for the next three years, commencing from the first year of profitable operation after offsetting tax losses generated from prior years. As a result, Shenzhen iDreamSky for 2013 and 2014 were zero, and therefore, no deferred tax assets for the accrued expense and others not currently deductible for tax purposes in relation to Shenzhen iDreamSky were recognized as at December 31, 2014. In 2015, the effective tax rate of Shenzhen iDreamSky was 12.5%, and therefore, the relevant deferred tax assets in relation to Shenzhen iDreamSky were recognized as at December 31, 2015.

As at December 31, 2014 and 2015, the deferred tax liabilities of RMB 27,005,000 and RMB63,783,000 were provided on the aggregated retained earnings and reserves of the VIEs and their subsidiaries amounted to RMB180,034,000 and RMB425,220,000, respectively, that is expected to be recovered by other affiliates of the Group in the future periods.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

18.	Income tax (Continued)

Movement in valuation allowance is as follows:

	Year ended December 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Beginning balance	2,435	1,190	728
Additions	1,023	135	5,301
Reversal	(2,268)	(597)	(349)

Ending balance	1,190	728	5,680

The Group operates through multiple subsidiaries and VIEs and the valuation allowance is considered for each subsidiary and VIE on an individual basis. As of December 31, 2014 and 2015, the Group assessed the projected future taxable income of Shenzhen iDreamSky and concluded that deferred income tax of Shenzhen iDreamSky would be realized in the foreseeable future. For other companies of the Group, which are still in loss position, the Group provided full valuation allowance against their deferred income tax. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

In 2014 and 2015, certain companies within the Group recorded a net profit and the previously incurred tax losses were utilized, the relevant deferred tax assets caused by tax losses of these companies decreased accordingly in 2014 and 2015.

As of December 31, 2015, the Group had tax loss carry forwards of approximately RMB22,719,000, which can be carried forward to offset future taxable income. The net operating tax loss carry forwards will expire as follows:

RMB’000

2016	nil
2017	671
2018	1,699
2019	540
2020	19,809

22,719

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities erred income tax than the present which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

For the year ended December 31, 2015 and 2014, majority of the pre-tax income was earned in the PRC.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

19.	Ordinary shares, Convertible and redeemable preferred shares and warrants

(a)	Ordinary Shares

The authorized share capital of the Company was US$50,000 as of December 31, 2014 and 2015, consisting of 500,000,000 ordinary shares of US$0.0001 each. The holders of ordinary shares are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

Upon the completion of the Company’s IPO on August 7, 2014 (Note 1.3), the Company’s shares were divided into Class A ordinary shares and Class B ordinary shares both with par value of US$0.0001. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share at all shareholders’ meetings, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the discretion of the Class B shareholders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

For the purposes of granting ordinary shares to holders of restricted shares and share options under the share incentive plans (Note 20) upon vesting and exercise, 12,000,000 ordinary shares of the Company were issued in 2015 to its own account for nil consideration. These issued shares are recorded as treasury stock at their par value and are not included in the calculation of outstanding shares of the Company. Shares held under treasury stock will be transferred to outstanding share capital upon fulfilment of vesting conditions attached in the restricted share scheme and upon exercise of share options

Movements of issued and outstanding Class A ordinary shares and Class B ordinary shares during 2014 and 2015 were as follows:

	Number of ordinary shares outstanding
	Class A	Class B	Total
As at January 1, 2014	N/A	N/A	41,032,120

Division upon IPO	4,849,650	36,182,470	41,032,120
Issuance of ordinary shares upon IPO	42,353,333	—	42,353,333
Conversion of preference shares upon IPO	45,263,650	45,263,650	90,527,300
As at December 31, 2014	92,466,633	81,446,120	173,912,753

Vesting of restricted shares	5,320,992	—	5,320,992

Exercise of share options	2,690,000	—	2,690,000

Repurchase of ordinary shares	(705,200)	—	(705,200)

As at December 31, 2015	99,772,425	81,446,120	181,218,545

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

19.	Ordinary shares, Convertible and redeemable preferred shares and warrants (Continued)

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

Before the Reorganization, Mr. Li was one of the investors of Shenzhen iDreamSky, the aforesaid liquidation preference was additionally granted to Li Meiping Ordinary shares in the Reorganization. The increase in fair value of Li Meiping Ordinary shares of US$48,000 (equivalent to RMB300,000) caused by such additional liquidation preference at the time of Reorganization was accounted for as deemed dividend.

Li Meiping Ordinary shares were repurchased by the Company in September 2013 for US$0.4216 per share and were then cancelled. The excess amount of the repurchase price over the carrying amount of the ordinary shares held by Mr. Li was accounted for as deemed dividend of US$4,747,000 (equivalent to RMB29,075,000).

During the year ended December 31, 2015, the Company repurchased 705,200 ordinary shares for a total consideration of US$1,425,000 (equivalent to RMB9,234,000). The ordinary shares repurchased have not yet been cancelled by the Company as at December 31, 2015, and accordingly, accounted for as treasury stock.

(b)	Convertible and redeemable preferred shares

In August 2014, the Company completed its IPO. Accordingly, all outstanding preferred shares (“Preferred Shares”) were converted into class A and class B ordinary shares. The carrying amount of preferred shares immediately prior to conversion was transferred to share capital and additional paid in capital on that date.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

19.	Ordinary shares, Convertible and redeemable preferred shares and warrants (Continued)

Prior to their automatic conversion to ordinary shares upon the Company’s IPO on August 7, 2015, the preferred shares were entitled to certain preference with respect to conversion, redemption, dividends and liquidation. Each Preferred Share conveys the right to the shareholder of one vote for each ordinary share upon conversion. Immediately prior to the IPO, the Company’s preference shares comprised the following:

Series	Issuance date	Share issued and outstanding	Issuance price per share (US$)	Proceeds from issuance, net of issuance costs (US$’000)	Proceeds from issuance, net of issuance costs (RMB’000)	Carrying Amount immediately prior to the IPO (RMB’000)

Series A	May 3, 2012	6,750,000	0.0704	950	6,000	3,270
Series A -1	Sep 9, 2013	19,717,880	0.4216	8,313	51,452	51,452
Series B (Note (i))	May 3, 2012	25,000,000	0.2400	5,695	35,673	578,156
Series B-1	July 4, 2013	11,111,100	0.3600	4,000	24,648	256,958
Series C	Sep 30, 2013	27,948,320	0.4800	12,288	75,937	646,340

Note:

(i)	The proceeds included the fair value allocated to warrants granted to Series B Preferred Shares Investors as of the issuance date.

Repurchase of Series A Preferred Shares

Concurrently with issuance of Series A-1 and Series C Preferred Shares in September 2013, the Company repurchased 6,750,000 Series A Preferred Shares at the same issuance price of Series A-1 Preferred Shares, total US$2,845,593(equivalent to RMB17,532,268). The US$2,337,532(equivalent to RMB14,402,000) excess amount of the repurchase consideration over the carrying amount of Series A Preferred Shares was accounted for as deemed dividend.

Accretion

(1) Series A and Series A-1 Preferred Shares

The Company has classified the Series A and Series A-1 Preferred Shares as mezzanine equity since certain deemed liquidation events which give the redemption right to relevant holders are not within the control of the Company. The Company concluded that the occurrence of the deemed liquidation events are not probable; therefore, subsequent adjustment of the amount of Series A and Series A-1 Preferred Shares presented in Mezzanine equity is not required.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

19.	Ordinary shares, Convertible and redeemable preferred shares and warrants (Continued)

(2) Series B, Series B-1 and Series C Preferred Shares

Beginning on or after the date that is specified periods after the respective issuance dates of Series B Shares, Series B-1 Shares and Series C Shares, at any time and from time to time prior to a Qualified IPO or upon the redemption of any other class of Preferred Shares, the holders of 2/3 then-outstanding Series B Shares, Series B-1 Shares and Series C Shares may require the Company to redeem all of the then outstanding Series B Shares, Series B-1 Shares and Series C Shares.

Due to the redemption features described above, the Company classified Series B, Series B-1 and Series C Preferred Shares in the mezzanine equity section of the consolidated balance sheets. The Company recognizes the changes in the redemption value immediately as they occur and adjust their respective carrying amounts to equal the redemption value at the end of each reporting period. The fair market value of the Series B, Series B-1 and Series C Preferred Shares was greater than their original purchase price as of December 31, 2013 and the date of their conversion to ordinary shares in 2014. As a result, the Company recorded accretion to the redemption value immediately and adjust the carrying amount of the instrument to equal the redemption value at December 31, 2013 and the date of their conversion to ordinary shares in 2014. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges were recorded by increasing accumulated deficit.

(c)	Warrants

In conjunction with the issuance of the Series B Preferred Shares in 2012, the Company also granted warrants (“Warrants – Series B-1”) to the investors of Series B Preferred Shares holders to acquire 11,111,100 shares of Series B-1 Preferred Shares at an aggregate cash consideration of US$4,000,000.

Warrants – Series B-1 were classified as liability in the consolidated balance sheet because Series B-1 Preferred Shares, as the settlement of Warrants – Series B-1, were redeemable. The Warrants – Series B-1 were exercised in July 2013. They are re-measured to fair value for as of December 31, 2012 and the date of exercise in 2013. During the year ended December 31, 2013, the Company recorded a loss of fair value change of RMB514,000 in consolidated statements of operations and comprehensive income.

20.	Share-based payments

(a) Share incentive plan of the Company

2012 Share Incentive Plan

On July 31, 2012, the board of directors of the Company approved a share incentive plan, which permits the grant of share options and restricted or unrestricted ordinary shares up to 7,500,000 shares, to any eligible persons, as determined by the board. The contractual life of each share option under this share incentive plan is 10 years. According to the board resolution as of July 4, 2013, the share limit of aforesaid share incentive plan changed from 7,500,000 shares to 10,247,250 shares.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

20.	Share-based payments (Continued)

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

2014 Share Incentive Plan

The Company adopted a share incentive plan in June 2014 (“2014 Share Incentive Plan”) to grant shares to the Company’s employees. The initial maximum number of ordinary shares that may be issued under the 2014 Share Incentive Plan is 15,169,920. Upon the completion of the offering of 2014 Share Incentive Plan, the maximum aggregate number of ordinary shares that may be issued under the 2014 Share Incentive Plan will be increased to 12% of the Company’s outstanding share capital (including any ordinary shares issued pursuant to any other-allotment options) on a fully diluted basis, minus 2,770,000.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

20.	Share-based payments (Continued)

(a)-1 Restricted shares

The following table summarizes the restricted shares granted by the Company:

Restricted shares granted to directors and employees	Vesting Period from grant date	Number of restricted shares	Weighted-average grant-date fair value (US$)

Outstanding, January 1, 2014		—	—
Granted on June 17, 2014	2 to 48 months	12,200,080	3.3773
Granted on August 20, 2014	3 years	60,000	4.9650
Granted on October 1, 2014	4 years	660,000	4.0850
Granted on December 5, 2014	4 years	100,000	4.4925
Granted on December 9, 2014	4 years	6,000	4.1075
Forfeited		—	—

Outstanding, December 31, 2014		13,026,080	3.4294

Outstanding, January 1, 2015		13,026,080	3.4294
Granted on April 1, 2015	3 to 4 years	4,833,450	1.7200
Vested		(5,320,992)	3.4294
Forfeited		—	—

Outstanding, December 31, 2015		12,538,538	2.7704

Vested as at December 31, 2015		3,485,183	2.7704

Expected to vest		9,053,355	2.7704

Out of these 12,200,080 restricted shares granted in 2014, 1,928,000 restricted shares have performance conditions (“Performance Shares”). A plan administrator, who is designated by the Company, shall in its sole discretion determine and evaluate the performance of the grantee for purposes of the vesting of such Performance Shares. The evaluation criteria may be varied from time to time at the plan administrator’s absolute discretion. There were no performance conditions attached to the remaining 10,272,080 restricted shares. Out of 4,833,450 restricted shares granted in 2015, 80% (3,866,760 restricted shares) have performance conditions. There were no performance conditions attached to the remaining 20% (966,690 restricted shares).

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

For the years ended December 31, 2014, and 2015, the Company recorded share-based compensation expenses of US$6,509,000 (equivalent to RMB39,682,000), and US$16,592,000 (equivalent to RMB 103,538,000), respectively, in respect of the restricted shares granted.

As of December 31, 2015, total unrecognized compensation expense relating to the restricted shares granted was US$29,555,000 (equivalent to RMB184,424,000). The expense is expected to be recognized over a weighted average period of 3.2 years.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

20.	Share-based payments (Continued)

(a)-2 Share options

The following table summarizes the movements of share options:

Options granted to employees	Number of options	Weighted- average exercise price per share (US$)	Weighted- average grand date fair value per share of share option (US$)	Weighted- average grant date fair value per share (US$)	Weighted- average remaining contractual term (years)	Aggregate intrinsic value (US$)

Outstanding, January 1, 2013	3,220,000	0.040	0.162	0.198	8.69	879,800 (equivalent to RMB5,530,000)
Forfeiture	(450,000)	0.048
Outstanding, December 31, 2013	2,770,000	0.040	0.162	0.198	7.69	2,837,856 (equivalent to RMB 17,302,000)
Forfeiture	(80,000)	0.048
Outstanding, December 31, 2014	2,690,000	0.040	0.162	0.198	6.69	11,378,700 (equivalent to RMB 69,626,000)
New grant	240,000	1.750	0.314	1.750
Exercise of share options	(2,690,000)	0.040
Outstanding, December 31, 2015	240,000	1.750	0.314	1.750	2.25	383,400 (equivalent to RMB 2,392,000)
Vested as of December 31, 2015	—
Expected to vest as of December 31, 2015	240,000	1.750	0.314	1.750	2.25	383,400 (equivalent to RMB 2,392,000)

Notes:

(i)	The vesting period of the share options granted is 4 years and the vesting schedules is 25% after 12 months from original grant date of Shenzhen iDreamSky share options, and the remaining 75% will vest in 3 equal instalments over the next 3 years.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

20.	Share-based payments (Continued)

(a)-2 Share options (Continued)

The aggregate intrinsic value is calculated as the difference between the exercise prices of share options and the fair value of the Company’s ordinary shares as of December 31, 2013, 2014 and 2015, for those share options that have an exercise price below the fair value of the Company’s ordinary shares. The grant date fair value of the Company’s share options to the Group’s employees was estimated using the binomial option pricing model with the following assumptions:

Grand date

Risk-free interest rate	1.57%
Volatility	58.97%
Dividend yield	—

For the years ended December 31, 2013, 2014 and 2015, total share-based compensation expenses recognized by the Group for the shares options granted were RMB329,000, RMB329,000 and RMB164,000, respectively.

(b) Share transfer

On April 11, 2014, Dream Data, which is wholly owned by Mr. Chen, executed an instrument to transfer 7,308,860 ordinary shares in the Company to DT01 Holding International Limited, a company jointly owned by Mr. Ko and Anfernee Song Guan without any consideration. The Company recognized share-based compensation expenses of RMB145.7 million (US$23.5 million) in 2014 in relation to this transfer.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

21.	Basic and diluted net (loss)/income per share

Basic and diluted net (loss)/income per share for the years ended December 31, 2013, 2014 and 2015 are calculated as follows:

	Year ended December 31,
	2013	2014	2015

Numerator (RMB’000):

Net income/(loss) attributable to the ordinary shareholders of the Company	28,132	(16,875)	46,885
Accretion to convertible redeemable preferred shares redemption value	(262,782)	(1,054,890)	—
Deemed dividend to Series A preferred shareholders	(14,402)	—	—
Deemed dividend to Li Meiping Ordinary shares	(29,075)	—	—

Numerator of basic net (loss)/income per share - net (loss)/income attributable to ordinary shareholders of the Company	(278,127)	(1,071,765)	46,885
Dilutive effect of preferred share	—	—	—

Numerator for diluted (loss)/income per share - net (loss)/income attributable to ordinary shareholders	(278,127)	(1,071,765)	46,885

Denominator (Thousand shares):
Denominator for basic net (loss)/income per share-weighted average number of shares outstanding	39,930	94,548	177,446
Dilutive effect of share options and restricted shares	—	—	5,881

Denominator for diluted net (loss)/income per share-weighted average number of shares outstanding	39,930	94,548	183,327

Basic net (loss)/income per share (RMB)	(6.97)	(11.34)	0.26

Diluted net (loss)/income per share (RMB)	(6.97)	(11.34)	0.26

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

21.	Basic and diluted net loss per share (Continued)

The Company’s Preferred Shares are participating securities and as such would be included in the calculation of basic (loss)/income earnings per share under the two-class method. According to the contractual terms of the Preferred Shares, the Preferred Shareholders do not have a contractual obligation to share in the losses of the Company. Therefore no loss was allocated to the Preferred Shares in the computation of basic loss per share for the years ended December 31, 2013 and 2014. No effect of Preferred Shares in 2015 as all the Preferred Shares of the Company had been converted into ordinary shares in 2014.

The Preferred Shares, Li Meiping Ordinary shares, share options and warrants were excluded from the computation of diluted net loss per share for the years ended December 31, 2013 and 2014 because including them would have had an anti-dilutive effect.

The following table summarizes information regarding the weighted average number of ordinary shares equivalents which were excluded from the computation of diluted net (loss)/income per ordinary share as they would be anti-dilutive:

	Year ended December 31,
	2013	2014	2015

Preferred shares-weighted average (thousands)	55,930	55,071	—
Share options-weighted average (thousands)	2,660	2,703	—
Warrants -weighted average (thousands)	5,560	—	—

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

22.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related party	Relationship with the Group
Mr. Chen	a shareholder and a director of the Company
Mr. Ko	a director of the Company
Mr. Anfernee Song Guan (“Mr. Guan”)	a director of the Company
Mr. Jun Zou (“Mr. Zou”) (1)	Chief Financial Officer
Mr. Wenjie Piao (“Mr. Piao”)	a director of the subsidiary of the Company
Ultimate Lenovo Limited	a shareholder
Legend Star	a related party of a shareholder
ShenZhen TianRen Hudong Technology Co., Ltd.(“ Tianren Hudong”)	an equity investee
Shenzhen Yule	an equity investee
Changsha Youjule	an equity investee
ShenZhen Changxiang Shikong Technology Co., Ltd. (“Changxiang Shikong”)	an equity investee
Beintoo China Co., Ltd. (“Beintoo China”)	an equity investee
Guangzhou Grape	an equity investee
Shenzhen Tencent Computer Systems Company Limited (“Shenzhen Tencent”)	a related party of a shareholder

(1)	Mr. Zou has resigned as the Chief Financial Officer of the Company on January 31, 2016.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

22.	Related Party Transactions (Continued)

As of December 31, 2014 and 2015, the amounts due from/(to) related parties were as follows:

	As of December 31,
	2014	2015
	RMB’000	RMB’000

Due from Mr. Chen (Note i)	84	88
Due from Mr. Ko (Note i)	470	70
Due from Mr. Guan (Note i)	261	261
Due from Mr. Zou (Note i)	307	326
Due from Tianren Hudong (Note ii)	1,390	819
Due from Beintoo China (Note ii)	1,105	1,147
Due from Shenzhen Tencent (Note ii and iv)	12,660	6,153
Due from Shenzhen Yule (Note ii)	—	49
Due from Changsha Youjule (Note ii)	—	21
Due from Changxiang Shikong (Note ii)	—	1,768
	16,277	10,702

Due to Guangzhou Grape (Note v)	(6,000)	—
Due to Tianren Hudong (Note v)	(4,000)	—
Due to Ultimate Lenovo Limited (Note vi)	(8,706)	—
Due to Mr. Piao (Note vii)	—	(14,000)

	(18,706)	(14,000)

Note i: Amounts due from officers relate to advances made to officers for business purposes.

Note ii: Amounts are related to payment maid on behalf of these entities.

Note iii: In January 2013, Shenzhen iDreamSky and Shenzhen Tencent entered into a mobile games channel promotion framework agreement, pursuant to which Shenzhen Tencent will provide to Shenzhen iDreamSky certain Android version of mobile games to be published on Shenzhen iDreamSky’s platforms in the PRC. Shenzhen Tencent and Shenzhen iDreamSky adopt a revenue sharing arrangement for the total revenue generated from publishing such mobile games on Shenzhen iDreamSky’s platforms. During the year ended December 31, 2014, the relevant revenue recorded by Shenzhen iDreamsky was RMB10,408,000. During the year ended December 31, 2015, the relevant revenue recorded by Shenzhen iDreamsky was RMB2,399,000.

Note iv: In September 2013, Shenzhen iDreamSky also entered into a mobile license and distribution agreement with Shenzhen Tencent and Tencent Holdings (collectively referred to as “Tencent”), and Halfbrick Studios Pty. Ltd., (“Halfbrick”). Pursuant to the agreement Shenzhen iDreamSky and Halfbrick shall provide an exclusive mobile version of a game to Tencent for Tencent’s distribution and operation on its platforms. Tencent will share the gross billings generated by the game pursuant to the revenue sharing arrangement under the agreement with Shenzhen iDreamSky and Halfbrick. During the years of 2014 and 2015, the amount of gross revenue generated from the aforesaid arrangement was RMB9,738,000 and RMBnil, respectively.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

22.	Related Party Transactions (Continued)

Note v: Amounts due to Guangzhou Grape and Tianren Hudong are related to the unpaid investment cost.

Note vi: Amounts due to Ultimate Lenovo Limited are related to the unpaid cost for repurchase of series A convertible redeemable preferred shares.

Note vii: Amounts represents advance from minority shareholder of a VIE.

The amounts due from/to related parties are unsecured, interest-free and payable on demand.

23.	Commitments and Contingencies

(i)	Operating lease commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were RMB1,472,000 and RMB9,196,000 and RMB13,563,000 for the years ended December 31, 2013, 2014 and 2015, respectively.

Total bandwidth lease expenses under all operating leases were RMB3,525,000 and RMB4,721,000 and RMB14,919,000 for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, future minimum payments under non-cancellable operating leases consist of the following:

		As of December 31, 2015
	Rental expenses	Bandwidth lease expenses	License/Royalty Fee
	RMB’000	RMB’000	RMB’000

2016	10,441	352	13,281
2017	10,048	—	—
2018	6,797	—	—

Total	27,286	352	13,281

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

23.	Commitments and Contingencies(Continued)

(ii)	Capital commitments

As of December 31, 2015, the Group did not have any significant capital commitments.

(iii)	Litigations

(a)	On March 25, 2016, a putative shareholder class action lawsuit against the Company, along with certain of its officers and directors and underwriters of IPO was filed in the USA District Court for the Southern District of New York. Civ. Action No.:15-cv-2514-JPO (S.D.N.Y.; filed on March 25, 2016).

The complaints in the above-mentioned putative securities class action lawsuit allege that various public statements made by the Company during the respective alleged class periods, including the Company’s registration statement and prospectus issued in connection with IPO, various press releases, financial statements and other related disclosures made by the Company, contained material misstatements and omissions in violation of the federal securities laws and artificially inflated the value of its ADSs. The complaints generally seek monetary damages on behalf of the class of persons who suffered losses during the class period.

As the actions remain in their preliminary stages, the Company is currently not in a position to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits.

(b)	In September 2015, one of game developers charged Shenzhen iDreamSky for the game license fee payment disputes and requested Shenzhen iDreamSky to pay the unpaid game license fee of RMB 7,200,000 and the relevant interest and other expense. Shenzhen iDreamSky has raised objection to the jurisdiction of the court, which received the complaint from the game developer. Since the lawsuit remains at its preliminary stages, the Company is currently not in a position to determine the possibility of loss, estimate the possible loss or reasonably possible range of loss, if any, associated with the resolution of the lawsuit, as a result, the Company does not record any potential liability associated with the lawsuit as of 31 December 2015.

24.	Restricted net assets

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

The reserved funds as disclosed in Note 2.32 can only be used for specific purposes and are not distributable as cash dividends.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

24.	Restricted net assets (continued)

As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include registered capital, paid-in capital and statutory reserve funds, as determined pursuant to the PRC GAAP, totaling approximately RMB251,443,000 as of December 31, 2015; therefore in accordance with Rules 4-08 (e) (3) of Regulation S-X, the condensed financial statements of the Company as of December 31, 2014 and 2015 and for the years ended December 31, 2014 and 2015 are disclosed in Note 25.

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2015.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

25.	Condensed financial statements of the Company (Continued)

Condensed balance sheets

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	870,029	393,056	60,677
Amounts due from related parties	362	326	50
Amount due from subsidiaries and VIEs	109,723	380,379	58,721
Prepayments and other current assets	2,594	12,243	1,890

Total current assets	982,708	786,004	121,338

Non-current assets
Investment in a subsidiaries and VIEs	161,924	434,751	67,114
Prepayments and other non-current assets	42,833	12,987	2,005
Available-for-sale securities	19,852	76,016	11,735
Intangible assets, net	14,992	119,498	18,447

Total non-current assets	239,601	643,252	99,301

Total assets	1,222,309	1,429,256	220,639

Liabilities and shareholders’ equity
Current liabilities
Accruals and other current liabilities	6,287	2,682	414
Amount due to subsidiaries and VIEs	8	—	—
Amount due to related parties	8,706	—	—
Accounts payable	—	748	115

Total current liabilities	15,001	3,430	529

Total liabilities	15,001	3,430	529

Commitments and contingencies	—	—	—

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

25.	Condensed financial statements of the Company (Continued)

	As of December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized as of December 31, 2014 and 2015, 173,912,753 shares issued and outstanding as of December 31, 2014 , 185,912,753 shares issued and 181,218,545 shares outstanding as of December 31, 2015)	107	112	17
Treasury stock (nil and 4,694,208 shares as of December 31, 2014 and 2015, respectively)	—	(9,232)	(1,425)
Additional paid-in capital	2,460,677	2,565,182	395,997
Statutory reserves	5,237	5,237	808
Accumulated deficit	(1,248,020)	(1,201,135)	(185,423)
Accumulated other comprehensive (loss)/income	(10,693)	65,662	10,136

Total shareholders’ equity	1,207,308	1,425,826	220,110

Total liabilities and shareholders’ equity	1,222,309	1,429,256	220,639

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

25.	Condensed financial statements of the Company (Continued)

Condensed statements of operations and comprehensive income/(loss)

	Year ended December 31,
	2013	2014	2015	2015
	RMB’000	RMB’000	RMB’000	US$’000
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—

Operating expenses:
Research and development expenses	—	—	(167)	(26)
General and administrative expenses	(478)	(1,977)	(13,507)	(2,085)

Total operating expenses	(478)	(1,977)	(13,674)	(2,111)

Other (loss)/gain – net	(514)	6,417	—	—

Operating (loss)/income	(992)	4,440	(13,674)	(2,111)

Interest income	—	1,129	15,707	2,425
Foreign exchange gain and others	—	6,221	(24,652)	(3,806)
Income/(loss) from subsidiaries and VIEs	29,124	(28,665)	69,504	10,730

Net income/(loss)	28,132	(16,875)	46,885	7,238

Accretion to convertible redeemable preferred shares redemption value	(262,782)	(1,054,890)	—	—
Deemed dividend to Series A preferred shareholders	(14,402)	—	—	—
Deemed dividend to Li Meiping Ordinary Shares	(29,075)	—	—	—

Net (loss)/income attributable to ordinary shareholders	(278,127)	(1,071,765)	46,885	7,238

Net income/(loss)	28,132	(16,875)	46,885	7,238
Other comprehensive income/(loss)
Foreign currency translation adjustments of the Company, subsidiaries and VIEs, net of nil tax	4,559	(15,354)	40,633	6,273
Net unrealized gain on available-for-sale securities from subsidiaries and VIEs, net of nil tax	—	—	35,722	5,515

Total other comprehensive income/(loss)	4,559	(15,354)	76,355	11,788

Comprehensive income/(loss)	32,691	(32,229)	123,240	19,026

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

25.	Condensed financial statements of the Company (Continued)

Condensed statement of cash flows

	Year ended December 31,
	2013	2014	2015	2015
	RMB’000	RMB’000	RMB’000	US$’000

Net cash used in operating activities	(39,266)	(13,058)	(28,175)	(4,349)
Net cash generated from/(used in) investing activities	5,687	(77,676)	(459,608)	(70,952)
Net cash provided by financing activities	107,487	893,906	(9,232)	(1,425)

Net increase/(decrease) in cash and cash equivalents	73,908	803,172	(497,015)	(76,726)

Cash and cash equivalents at the beginning of year	441	72,118	870,029	134,309

Effect of exchange (loss)/gain on cash and cash equivalents	(2,231)	(5,261)	20,042	3,094

Cash and cash equivalents at end of the year	72,118	870,029	393,056	60,677

During the years ended December 31, 2013, 2014 and 2015, there were no cash dividends paid by the subsidiaries and VIEs to the Company.

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and VIEs’ subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the subsidiaries and VIEs’ income/(losses) as “Income/(losses) from subsidiaries and VIEs” on the Condensed Statements of Operations and Comprehensive Income/(Losses).

26.	Subsequent events

On December 31, 2015 the Company entered into an agreement and plan of merger (the “Agreement”) with Dream Investment Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands Limited (“Parent”), and Dream Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company and cease to exist, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “merger”). Pursuant to the Agreement, at the effective time of the merger, a consortium of management and investors will acquire the Company for a cash consideration equal to US$3.50 per Class A and Class B ordinary share of the Company or US$14.00 per ADS.

The Agreement restricts the Company, without the consent of the other merger parties, from, among other things, making certain acquisitions and investments, from accessing the debt and capital markets, and from taking other specified actions until the proposed merger occurs or the merger agreement terminates.

IDREMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

26.	Subsequent events (Continued)

The going-private transaction, which is currently expected to close in the second quarter of 2016, is subject to customary closing conditions, including approval by the affirmative vote of shareholders holding two-thirds or more of the votes represented by the ordinary shares of the Company (including ordinary shares represented by ADSs). If completed, the going-private transaction will result in the Company being a privately-held company, and the Company’s ADSs will no longer be listed on the NASDAQ.